Exhibit 99.6

Execution Version

U.S.$700,000,000 REVOLVING CREDIT FACILITIES

U.S.$150,000,000 TERM CREDIT FACILITY

CREDIT AGREEMENT

AMONG

ENERFLEX LTD.,

ENERFLEX INC., ENERFLEX US HOLDINGS INC. and

ENERFLEX AUSTRALASIA HOLDINGS PTY LTD.

as Borrowers

AND

THE FINANCIAL INSTITUTIONS NAMED IN SCHEDULE A ANNEXED HERETO

and such other persons as become parties hereto as lenders as Lenders

AND

ROYAL BANK OF CANADA

as Agent of the Lenders

MADE AS OF OCTOBER 13, 2022

RBC Capital Markets, The Bank of Nova Scotia and TD Securities

as Co-Lead Arrangers & Bookrunners

The Bank of Nova Scotia and TD Securities

as Co-Syndication Agents

Contents

Section		Page

16.21	Acknowledgement Regarding any Unsupported QFCs	171

16.22	Swiss Limitation	172

16.23	Swiss Security	173

CREDIT AGREEMENT

THIS AGREEMENT is made as of October 13, 2022

AMONG:

ENERFLEX LTD., a corporation existing under the laws of Canada (hereinafter sometimes referred to as the “Canadian Borrower”),

OF THE FIRST PART,

-and-

ENERFLEX INC., a corporation existing under the laws of Delaware (hereinafter sometimes referred to as “Enerflex USA” or a “U.S. Borrower”) and ENERFLEX US HOLDINGS INC., a corporation existing under the laws of Delaware (hereinafter sometimes referred to as “Enerflex Holdings” or a “U.S. Borrower”),

OF THE SECOND PART,

ENERFLEX AUSTRALASIA HOLDINGS PTY LTD, a corporation existing under the laws of Australia (hereinafter sometimes referred to as the “Australian Borrower”),

OF THE THIRD PART,

- and -

the financial institutions named on Schedule A annexed hereto, together with such other persons as become parties hereto as lenders, (hereinafter sometimes collectively referred to as the “Lenders” and sometimes individually referred to as a “Lender”),

OF THE FOURTH PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as administrative agent of the Lenders hereunder (hereinafter referred to as the “Agent”),

OF THE FIFTH PART.

WHEREAS the Lenders have agreed to provide the Credit Facilities to the Borrowers on the terms and conditions herein set forth;

AND WHEREAS the Lenders wish the Agent to act on their behalf with regard to certain matters associated with the Credit Facilities;

AND WHEREAS the Canadian Borrower, Enerflex Holdings and Exterran have entered into the Merger Agreement to effect the Acquisition;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Acceleration Notice” means a written notice delivered by the Agent to the Canadian Borrower pursuant to Section 12.2 declaring all Obligations of the Borrowers outstanding hereunder to be due and payable.

“Accounting Change” means:

(a)	a material change in Canadian or, to the extent applicable, U.S. generally accepted accounting principles;

(b)

the adoption by the Canadian Borrower of a material change in an accounting policy required or permitted by Canadian or, to the extent applicable, U.S. generally accepted accounting principles in order to more appropriately present events or transactions in its financial statements; or

(c)

the conversion by the Canadian Borrower from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles or the conversion by the Canadian Borrower from U.S. generally accepted accounting principles to Canadian generally accepted accounting principles, if any such change would cause an amount required to be determined for the purposes of any financial covenant in Section 10.3 or any other financial calculation hereunder (each a “Financial Calculation”) to be materially different than the amount that would be determined without giving effect to such change.

“Accounting Change Notice” has the meaning attributed to it in Section 1.4(2).

“Acquisition” means the business combination pursuant to which the Canadian Borrower will acquire all of the issued and outstanding common shares of Exterran in exchange for the issuance of common shares of the Canadian Borrower, which will be effected pursuant to the Merger Agreement.

“Additional Compensation” has the meaning set out in Section 13.3(1).

“Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, (i) if the Interest Period with respect to the applicable SOFR Loan is a SOFR Non-Standard Interest Period, then the Adjusted Term SOFR shall be the SOFR Interpolated Rate, and (ii) if the Adjusted Term SOFR as so determined shall ever be less than the Floor on any day, then the Adjusted Term SOFR shall be deemed to be the Floor for such day for the purposes of this Agreement.

“Adjustment Time” means the time of occurrence of the last event necessary (including the delivery of a Demand for Payment) to ensure that all Secured Obligations are thereafter due and payable.

“Advance” means an advance of funds made by the Lenders or by any one or more of them to a Borrower (including by way of overdraft under the Canadian Operating Facility and the Australian Operating Facility), but does not include any Conversion or Rollover.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affected Loan” has the meaning set out in Section 13.4.

“Affiliate” means any person which, directly or indirectly, controls, is controlled by or is under common control with another person; and, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any person, whether through the ownership of shares or by contract or otherwise.

“Agency Fee Agreement” means the amended and restated supplemental fee letter dated February 25, 2022, between the Canadian Borrower and Royal Bank of Canada (as the same may be further amended, modified or restated from time to time) respecting, among other things, the payment of certain agency fees to the Agent for its own account.

“Agent” has the meaning set out on the first page hereof.

“Agent’s Accounts” means the following accounts maintained by the Agent to which payments and transfers under this Agreement are to be effected:

(a)	for Canadian Dollars:

[redacted account information]

(b)	for United States Dollars (Canadian Borrower):

[redacted account information]

(c)	for United States Dollars (U.S. Borrowers):

[redacted account information]

or such other account or accounts as the Agent may from time to time designate by notice to the Canadian Borrower and the Lenders.

“Agreement” means this credit agreement, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions hereof.

“Anti-Corruption Laws” means, with respect to the Canadian Borrower or any of its Subsidiaries individually, all laws, rules and regulations of any Sanctions Authority from time to time concerning or relating to bribery of government officials or public corruption that are applicable to it, in each case determined without regard to the business and activities of the Agent and the Lenders and excluding, for certainty, any laws (other than the laws of the United States of America) that are applicable solely by virtue of the extraterritorial application of laws and regulations by any jurisdiction.

“Applicable CDOR Rate” means, for the purposes of any calculation, the rate per annum equal to the CDOR Rate; provided that, if the Interest Period with respect to the applicable Bankers’ Acceptance is a CDOR Non-Standard Interest Period, then the Applicable CDOR Rate shall be the CDOR Interpolated Rate.

“Applicable Laws” or “applicable law” means, in relation to any person, transaction or event, any of the following having the force of law:

(a)	all applicable provisions of laws, statutes, rules and regulations from time to time in effect; and

(b)	all Governmental Authorizations to which the person is a party or by which it or its property is bound or having application to the transaction or event.

“Applicable Pricing Rate” means (a) in respect of all SOFR Loans under the TLA Facility, [redacted – percentage], (b) in respect of all U.S. Base Rate Loans under the TLA Facility, [redacted – percentage], and (c) as regards any Loan under any Revolving Credit Facility or the standby fees payable in accordance with Section 5.8, when the Net Funded Debt to EBITDA Ratio (calculated as at the Quarter End for the most recently completed 12 months ended on such date) is one of the following, the percentage rate per annum set forth opposite such ratio in the column applicable to the type of Loan in question or such standby fee:

Net Funded Debt to EBITDA Ratio	Margin on Canadian Prime Rate Loans, and U.S. Base Rate Loans	Margin on SOFR Loans and BBSY Loans, Acceptance Fees for Bankers’ Acceptances and Issuance Fees for Letters of Credit	Standby Fee on each Revolving Credit Facility
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]
[redacted]	[redacted]	[redacted]	[redacted]

provided that:

(a)	upon the occurrence and during the continuance of an Event of Default, the above rates per annum applicable to Loans which are overdue shall each increase (as applicable) by 2.00% per annum;

(b)	the above rates per annum applicable to SOFR Loans are expressed on the basis of a year of 360 days;

(c)	in the case of the Revolving Credit Facilities only, the above rates per annum applicable to all Loans (other than SOFR Loans) are expressed on the basis of a year of 365 days;

(d)	in the case of the Revolving Credit Facilities only, issuance fees for Letters of Credit which are Performance Letters of Credit shall be 66 2⁄3% of the applicable rate specified above:

(e)	in the case of the Revolving Credit Facilities only, changes in Applicable Pricing Rate shall be effective:

(i)

in the case of outstanding Bankers’ Acceptances, upon the earlier of (A) 90 days after any change in the Net Funded Debt to EBITDA Ratio and (B) the next Rollover or Conversion thereof after such change;

(ii)

in all other cases, from and as of the first Banking Day following receipt by the Agent of the Compliance Certificate evidencing the change in the Net Funded Debt to EBITDA Ratio which results in a change to the Applicable Pricing Rate in accordance with the provisions of such definition; and

(iii)	without the necessity of notice to any Borrower; and

(f)

in the case of the Revolving Credit Facilities only, notwithstanding the foregoing provisions of this definition, if the Canadian Borrower has failed to deliver a Compliance Certificate for the immediately preceding fiscal quarter in accordance with the provisions hereof, then the Net Funded Debt to EBITDA Ratio shall be deemed to be greater than 4.00:1.0 for the purposes of determining the Applicable Pricing Rate until the Canadian Borrower has remedied such failure and delivered such Compliance Certificate (and, from and after such delivery, the Applicable Pricing Rate shall be based upon the Net Funded Debt to EBITDA Ratio set forth in such Compliance Certificate for the remainder of the period until the next such Compliance Certificate is required to be delivered hereunder).

“Approved Fund” means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Approved Securities” means obligations maturing within one year from their date of purchase or other acquisition by a Borrower or a Subsidiary (excluding any Project Finance SPV) and which are, directly or indirectly (including through a money market fund administered by the Agent):

(a)

issued by the Government of Canada, the United States of America, Australia, the United Kingdom of Great Britain and Northern Ireland or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the Government of Canada, the United States of America, Australia or the United Kingdom of Great Britain and Northern Ireland;

(b)

issued by a province of Canada, a state of the United States of America or Australia or a region of the United Kingdom of Great Britain and Northern Ireland, or an instrumentality or agency thereof, which has a long term debt rating of at least A by S&P, A2 by Moody’s, or A by DBRS; or

(c)

term deposits, guaranteed investment certificates, certificates of deposit, bankers’ acceptances or bearer deposit notes, in each case, of any Canadian chartered bank or other Canadian financial institution or any bank or other financial institution incorporated under the laws of the United States of America, Australia or the United Kingdom of Great Britain and Northern Ireland or any state thereof which has a long term debt rating of at least A+ by S&P, A1 by Moody’s, or A (high) by DBRS.

“ASIC” means the Australian Securities and Investments Commission.

“Assigned Interests” has the meaning set out in Section 2.23(2).

“Assignment Agreement” means an assignment agreement substantially in the form of Schedule B annexed hereto, with such modifications thereto as may be required from time to time by the Agent, with the consent of the applicable Borrower to the extent any such modifications impose any obligations on or require any additional acknowledgement or representation to be made by a Borrower, in each case, acting reasonably.

“Australia” means the Commonwealth of Australia.

“Australian Borrower” has the meaning set out on the first page hereof.

“Australian Collateral Document” means all Security governed by the laws of Australia (or any state thereof).

“Australian Corporations Act” means the Corporations Act 2001 (Cwlth) of Australia.

“Australian Designated Account” means the account bearing account number [redacted – account number] of the Australian Borrower maintained with the Australian Operating Facility Lender.

“Australian Dollars” and “AUD$” mean the lawful money of Australia.

“Australian Letter of Credit” means an irrevocable standby letter of credit issued by the Australian Operating Facility Lender under this Agreement.

“Australian Loan Party” means each Secured Loan Party that is organized or incorporated under the laws of Australia or any state or territory thereof or is otherwise resident in Australia for the purposes of the Australian Tax Act.

“Australian Operating Facility” means the revolving credit facility in the maximum principal amount of the Australian Operating Facility Commitment (comprising (a) a sub-facility for Australian Overdraft Loans in the maximum principal amount of the Equivalent Amount in Australian Dollars of [redacted – dollar amount]), (b) a sub-facility for Australian Letters of Credit with an aggregate undrawn face amount at any time of the Australian Operating Facility Commitment less the Outstanding Principal of Australian Overdraft Loans and BBSY Loans) (the “Australian LC Sub-Facility Limit”) and (c) a sub-facility for BBSY Loans in the maximum principal amount at any time of the Australian Operating Facility Commitment less the Outstanding Principal of Australian Overdraft Loans and the aggregate undrawn face amount of outstanding Australian Letters of Credit to be made available to the Australian Borrower by the Australian Operating Facility Lender in accordance with the provisions hereof, subject to any increase or reduction in accordance with the terms hereof.

“Australian Operating Facility Commitment” means the commitment by the Australian Operating Facility Lender under the Australian Operating Facility to provide the Equivalent Amount in Australian Dollars of the amount of United States Dollars set forth opposite its name in Schedule A annexed hereto, subject to any increase or reduction in accordance with the terms hereof.

“Australian Operating Facility Extension Request” has the meaning set out in Section 2.22(1).

“Australian Operating Facility Lender” means HSBC Bank Australia Limited or any other Lender which hereafter has an Australian Operating Facility Commitment.

“Australian Operating Facility Maturity Date” means, in respect of Obligations outstanding to the Australian Operating Facility Lender, October 13, 2025, or such later date to which the same may be extended in accordance with Section 2.22.

“Australian Overdraft Account” has the meaning set out in Section 2.2(4).

“Australian Overdraft Loans” has the meaning set out in Section 2.2(4).

“Australian Reference Banks” means National Australia Bank Limited, Westpac Banking Corporation, Commonwealth Bank of Australia and New Zealand Banking Group Limited.

“Australian Tax Act” means the Income Tax Assessment Act 1936 (Cth), the Income Tax Assessment Act 1997 (Cth) or the Taxation Administration Act 1953 (Cth), as applicable.

“Australian Tax Consolidated Group” means, from time to time, a consolidated group or an MEC Group, each as defined in the Australian Tax Act of which an Australian Loan Party is a member.

“Australian Tax Consolidated Group Liabilities” means “group liabilities” (as described in Section 721- 10 of the Australian Tax Act) of the Australian Tax Consolidated Group.

“Australian Tax Funding Agreement” means a tax funding agreement between the members of an Australian Tax Consolidated Group which includes:

(a)	reasonably appropriate arrangements for the funding of tax payments by the relevant Head Company having regard to the position of each member of the relevant Australian Tax Consolidated Group;

(b)

an undertaking from each member of an Australian Tax Consolidated Group to compensate each other member adequately for loss of tax attributes (including tax losses and tax offsets) as a result of being a member of that Australian Tax Consolidated Group; and

(c)

reasonably appropriate arrangements to ensure payments by members of the Australian Tax Consolidated Group to the Head Company under the agreement are used to discharge relevant Australian Tax Consolidated Group Liabilities.

“Australian Tax Sharing Agreement” means any agreement between the members of an Australian Tax Consolidated Group which:

(a)	satisfies the requirements of section 721-25 of the Australian Tax Act for being a valid tax sharing agreement;

(b)	at all times covers all Australian Tax Consolidated Group Liabilities; and

(c)	complies with the Australian Tax Act and any applicable Law, official directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian Tax Act, provided that the Australian Tax Sharing Agreement may be contained in the same document as the Australian Tax Funding Agreement.

“BA Discount Rate” means:

(a)	in relation to a Bankers’ Acceptance accepted by a Schedule I Lender, the Applicable CDOR Rate;

(b)	in relation to a Bankers’ Acceptance accepted by a Schedule II Lender or Schedule III Lender, the lesser of:

(i)	the Discount Rate then applicable to bankers’ acceptances accepted by such Schedule II Lender or Schedule III Lender; and

(ii)	the Applicable CDOR Rate plus 0.10% per annum,

provided that if both such rates are equal, then the “BA Discount Rate” applicable thereto shall be the rate specified in (i) above; and

(c)	in relation to a BA Equivalent Advance:

(i)	made by a Schedule I Lender, ATB Financial or Export Development Canada, the Applicable CDOR Rate;

(ii)	made by a Schedule II Lender or a Schedule III Lender, the rate determined in accordance with subparagraph (b) of this definition; and

(iii)	made by any other Lender, the lesser of:

(A)	the average of the rate applicable to Schedule II Lenders and Schedule III Lenders as provided for in subparagraph (b)(i) of this definition; and

(B)	the Applicable CDOR Rate plus 0.10% per annum.

“BA Equivalent Advance” means, in relation to a Drawdown of, Conversion into or Rollover of Bankers’ Acceptances, an advance in Canadian Dollars made by a Non-Acceptance Lender as part of such Loan.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means:

(a)

with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule; and

(b)

with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their respective Affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bank Product Affiliates” means an Affiliate of a Lender which provides a Bank Product.

“Bank Product Obligations” means any obligations of the Borrowers and the Restricted Subsidiaries arising under or in connection with Bank Products.

“Bank Products” means any facilities or services related to cash management, including treasury, depository, overdraft, credit or debit card, purchase card, electronic funds transfer, cash pooling and other cash management arrangements and commercial credit card and merchant card services provided to the Borrowers and the Restricted Subsidiaries by the Lenders or their respective Affiliates.

“Bankers’ Acceptance” means a draft in Canadian Dollars drawn by the Canadian Borrower, accepted by a Lender and issued for value pursuant to this Agreement.

“Banking Day” means, in respect of (a) any BBSY Loan and any Australian Overdraft Loan, a day on which banks are generally open for business in Calgary, Alberta, Toronto, Ontario and Perth, Australia and (b) any SOFR Loans, or any other calculation or determination involving SOFR, a day on which banks are generally open for business in Calgary, Alberta and Toronto, Ontario that is also a U.S. Government Securities Business Day and, for all other purposes, shall mean a day on which banks are generally open for business in Calgary, Alberta, Toronto, Ontario and New York, New York, but does not in any event include a Saturday or a Sunday.

“BBSY” means, for an Interest Period, the rate determined by the Australian Operating Facility Lender at or about 11.00 a.m. (Sydney time) on the first day of the Interest Period and for the amount and period closest to the relevant amount and relevant period to be the “Screen Rate” being (a) the Australian Bank Bill Swap Reference Rate (Bid) administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period on page BBSY of the Thomson Reuters Screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters (if such page or service ceases to be available, the Australian Operating Facility Lender may specify another page or service displaying the relevant rate after consultation with the Australian Borrower) or (b) if the rate described in sub-paragraph (a) is not available, the sum of (X) the Australian Bank Bill Swap Reference Rate administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period and displayed on page BBSW of the Thomson Reuters Screen (or any replacement Thomson Reuters page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Thomson Reuters (if such page or service ceases to be available, the Australian Operating Facility Lender may specify another page or service displaying the relevant rate after consultation with the Australian Borrower) and (Y) 0.05% per annum. If the rates described in sub-paragraphs (a) and (b) are not available, the rate shall be determined pursuant to Section 13.1(2). Notwithstanding the foregoing, if the BBSY for any Interest Period as so determined would be less than the Floor on any day, the BBSY will be deemed to be the Floor on such day for the purposes of this Agreement.

“BBSY Discontinuance” has the meaning set out in Section 13.9(1).

“BBSY Loan” means an Advance in, or Conversion into, Australian Dollars made by the Australian Operating Facility Lender to the Australian Borrower with respect to which the Australian Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the BBSY.

“BBSY Successor Rate” has the meaning set out in Section 13.9(1).

“Beneficial Ownership Certification” means a certification to be made to a Covered Financial Institution regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association.

“Beneficial Ownership Regulation” means United States 31 C.F.R. § 1010.230.

“Bill” has the meaning it has in the Bills of Exchange Act 1909 (Cwlth) of Australia and a reference to the drawing, acceptance or endorsement of, or other dealing with, a Bill is to be interpreted in accordance with that Act.

“BLR” means the base lending rate of the Australian Operating Facility Lender determined by reference to external rates; and in the case of Australian Dollars, as established and quoted from time to time by the Australian Operating Facility Lender in the national daily newspapers or financial papers.

“Borrowers” means, collectively, the Canadian Borrower, the U.S. Borrowers and the Australian Borrower and “Borrower” means any one of such borrowers.

“Business” means: (a) the purchase, production, compression, gathering, processing, treatment, dehydration, separation, exploitation, fractionating, sale, transportation, marketing, production handling, terminaling, or storage of crude oil, natural gas, condensate, natural gas liquids or other Hydrocarbons, water, sand, minerals, chemicals or other products or substances commonly created, used, recovered, produced, consumed or processed in the conduct of the oil and gas business; (b) fresh water and waste water distribution, collection, transportation, treatment or disposal services; (c) distribution, collection, transportation, treatment or disposal services related to carbon capture, use and sequestration, hydrogen and renewable natural gas; (d) building, acquiring or operating the facilities and equipment to conduct the Business; (e) any business conducted by the Canadian Borrower and the Restricted Subsidiaries on the Effective Date; or (f) any business that is similar, reasonably related, incidental, ancillary or complementary to the foregoing or extensions, developments or expansions thereof.

“CAIA” means the collateral agent and intercreditor agreement dated as of the date hereof and made among the Borrowers and the other Loan Parties, The Bank of New York Mellon, as indenture trustee under the indenture in respect of the New High Yield Notes, the Collateral Agent and the Agent.

“Canadian Borrower” has the meaning set out on the first page hereof.

“Canadian Dollars” and “Cdn.$” mean the lawful money of Canada.

“Canadian Letter of Credit” means an irrevocable standby letter of credit issued by the Canadian Operating Facility Lender under this Agreement.

“Canadian Operating Facility” means the revolving credit facility in the maximum principal amount of the Canadian Operating Facility Commitment to be made available to the Canadian Borrower by the Canadian Operating Facility Lender in accordance with the provisions hereof, subject to any increase or reduction in accordance with the terms hereof.

“Canadian Operating Facility Commitment” means the commitment by a Lender under the Canadian Operating Facility to provide the amount of United States Dollars (or the Equivalent Amount thereof in Canadian Dollars) set forth opposite its name in Schedule A annexed hereto, subject to any increase or reduction in accordance with the terms hereof.

“Canadian Operating Facility Extension Request” has the meaning set out in Section 2.21(1).

“Canadian Operating Facility Lender” means The Toronto-Dominion Bank or any other Lender which hereafter has a Canadian Operating Facility Commitment.

“Canadian Operating Facility Maturity Date” means, in respect of Obligations outstanding to the Canadian Operating Facility Lender, October 13, 2025 or such later date to which the same may be extended in accordance with Section 2.21.

“Canadian Overdraft Loans” has the meaning set out in Section 2.2(2).

“Canadian Prime Rate” means, with respect to Canadian Prime Rate Loans, the greater of:

(a)

the rate of interest per annum established from time to time by the Agent as being its reference rate of interest then in effect for the determination of interest rates on Canadian Dollar denominated demand loans by the Agent in Canada; and

(b)

the rate of interest per annum equal to the average annual yield rate for one month Canadian Dollar bankers’ acceptances (expressed for such purpose as a yearly rate per annum in accordance with Section 5.6) which rate is shown on the display referred to as the “CDOR Page” (or any display substituted therefor) of Reuters Limited (or any successor thereto or Affiliate thereof) at approximately 10:00 a.m. (Toronto time) on such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, plus 1.00% per annum;

provided that (i) if the rates of interest in (a) and (b) above are equal or the rate of interest in (b) above is not available for any reason on the date of determination, the Canadian Prime Rate shall be the rate specified in (a) above and (ii) if the Canadian Prime Rate for any Interest Period as so determined would be less than the Floor on any day, the Canadian Prime Rate will be deemed to be the Floor on such day for the purposes of this Agreement.

“Canadian Prime Rate Loan” means an Advance in, or Conversion into, Canadian Dollars made by the applicable Lenders (or any of them) to the Canadian Borrower with respect to which the Canadian Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the Canadian Prime Rate.

“Capital Adequacy Requirements” means Guideline A, effective April 2018, entitled “Capital Adequacy Requirements (CAR)”, as applicable to any Lender from time to time, issued by the Office of the Superintendent of Financial Institutions Canada and all other guidelines or requirements relating to capital adequacy issued by the Office of the Superintendent of Financial Institutions or any other governmental agency or regulatory authority in Canada regulating or having jurisdiction with respect to any Lender, as amended, modified, supplemented, reissued or replaced from time to time.

“Cash Collateral” has the meaning set out in Section 2.17(3).

“Cash Collateral Account” has the meaning set out in Section 2.17(3).

“CDOR Discontinuance” has the meaning set out in Section 13.8(1).

“CDOR Interpolated Rate” means, for any CDOR Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be presumed correct absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the sum of the CDOR Rate for the longest term for which the CDOR Rate is available that is shorter than such CDOR Non-Standard Interest Period and (b) the CDOR Rate for the shortest term for which the CDOR Rate is available that exceeds such CDOR Non-Standard Interest Period, in each case, at such time; provided that when determining the CDOR Interpolated Rate for a CDOR Non-Standard Interest Period which is less than one (1) month, the CDOR Interpolated Rate shall be the CDOR Rate for Canadian Dollar bankers’ acceptances having a one

(1) month term.

“CDOR Non-Standard Interest Period” means, with respect to a Bankers’ Acceptance, an Interest Period which is for a term other than 1, 2 or 3 months.

“CDOR Rate” means, on any date which Bankers’ Acceptances are to be issued pursuant hereto, the per annum rate of interest which is the rate determined as being the arithmetic average of the annual yield rates applicable to Canadian Dollar bankers’ acceptances having identical issue and comparable maturity dates as the Bankers’ Acceptances proposed to be issued by the Canadian Borrower displayed and identified as such on the display referred to as the “Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page” (or any display substituted therefor) of Reuters’ Monitor Money Rates Services at or about 10:15 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent, or the Canadian Operating Facility Lender, as applicable, in good faith to reflect any error in a posted rate or in the posted average annual rate; provided, however, if such a rate does not appear on the Refinitiv Screen Canadian Dollar Offered Rate (CDOR) Page as contemplated, then the CDOR Rate, on any day, shall be the Discount Rate quoted by the Agent, or the Canadian Operating Facility Lender, as applicable, which would be applicable in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity dates to the Bankers’ Acceptances proposed to be issued by the Canadian Borrower on such day (determined as of 10:15 a.m. (Toronto time) on such day), or if such day is not a Banking Day, then on the immediately preceding Banking Day. In addition, if the CDOR Rate as so determined above would be less than the Floor for any purpose, the CDOR Rate shall be deemed to be the Floor for such purpose.

“CDOR Successor Rate” has the meaning set out in Section 13.8(1).

“Change of Control” means and shall be deemed to have occurred if and when:

(a)

any person or persons “acting jointly or in concert” (within the meaning ascribed to such phrase in National Instrument 62-104—Take-Over Bids and Issuer Bids) shall beneficially own, directly or indirectly, Voting Shares in the capital of the Canadian Borrower which have or represent more than 50% of all of the votes entitled to be cast by shareholders for an election of the board of directors of the Canadian Borrower;

(b)

other than in the case of a Permitted Replacement, individuals who were elected as members of the board of directors of the Canadian Borrower by the most recent resolutions of the shareholders of the Canadian Borrower or who were appointed by a majority of the directors of the board of directors of the Canadian Borrower shall no longer constitute a majority of the board of directors of the Canadian Borrower at any time prior to the next following resolutions of the shareholders of the Canadian Borrower relating to the election of the same; or

(c)	a Change of Control Triggering Event under and as defined in the indenture governing the New High Yield Notes (or the equivalent event in any replacement financing) occurs.

“clearing house” has the meaning set out in Section 6.4.

“Code” means the United States Internal Revenue Code of 1986.

“Collateral Investments” has the meaning set out in Section 2.17(3).

“Collateral Agent” means Computershare Trust Company of Canada, as collateral agent under the CAIA, and its successors and assigns in such capacity.

“Commitment” means a Syndicated Facility Commitment, a TLA Facility Commitment, a Canadian Operating Facility Commitment or an Australian Operating Facility Commitment; and “Commitments” means all of them.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Commodity Hedging Agreement” means any agreement constituting an “Eligible Financial Contract” under the regulations issued under the Bankruptcy and Insolvency Act (Canada) for the making or taking of delivery of any commodity (including Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into by the Canadian Borrower or a Restricted Subsidiary where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity; provided that, “Commodity Hedging Agreement” shall exclude any agreement for the making or taking of physical delivery of any commodity in the ordinary course of business or the physical purchase or sale of any commodity by a Borrower or Restricted Subsidiary entered into in the ordinary course of business unless either (a) such agreement is with a bank, investment bank, securities dealer, insurance company, trust company, pension fund, institutional investor or any other financial institution or any Affiliate of any of the foregoing, or (b) such agreement is entered into for hedging purposes or otherwise for the purpose of eliminating or reducing the financial risk or exposure of a Borrower or Restricted Subsidiary to fluctuations in the prices of commodities.

“Compliance Certificate” means a certificate of the Canadian Borrower signed on its behalf by the president, chief financial officer, vice president finance or treasurer of the Canadian Borrower, substantially in the form annexed hereto as Schedule C, to be given to the Agent and the Lenders by the Canadian Borrower pursuant hereto.

“Consolidated Net Tangible Assets” means, as at any date of determination, all consolidated assets of the Canadian Borrower as shown in a consolidated balance sheet of the Canadian Borrower for such date, less (without duplication) the aggregate of the following amounts reflected upon such balance sheet:

(a)	all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b)

to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this subparagraph (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in subparagraph (a) above;

(c)	minority interests in a person not directly or indirectly owned or held by the Canadian Borrower or one of its Subsidiaries;

(d)	Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets; and

(e)	assets of any Project Finance SPV,

all as determined in accordance with generally accepted accounting principles.

“Controller” means any controller as defined in the Australian Corporations Act appointed under, or exercising any power under, any Security.

“Conversion” means a conversion or deemed conversion of a Loan under a given Credit Facility into another type of Loan under the same Credit Facility pursuant to the provisions hereof, provided that, subject to Section 2.8 and to Article 6 with respect to Bankers’ Acceptances, the conversion of (a) a Loan denominated in one currency to a Loan denominated in another currency shall be effected by repayment of the Loan or portion thereof being converted in the currency in which it was denominated and readvance to applicable Borrower of the Loan into which such conversion was made and (b) the conversion of any Australian Overdraft Loans into BBSY Loans shall be effected by repayment of such Australian Overdraft Loans, or the portion thereof being converted, and readvance to the Australian Borrower of such BBSY Loans.

“Conversion Date” means the date specified by a Borrower as being the date on which such Borrower has elected to convert, or this Agreement requires the conversion of, one type of Loan into another type of Loan and which shall be a Banking Day.

“Conversion Notice” means a notice substantially in the form annexed hereto as Schedule D to be given to the Agent, the Canadian Operating Facility Lender, or the Australian Operating Facility Lender, as applicable, by a Borrower pursuant hereto.

“Convertible Securities” means convertible subordinated securities issued by the Canadian Borrower which have all of the following characteristics:

(a)

the obligations under, pursuant or relating to such securities and the indenture or agreement governing such securities shall be unsecured obligations of the Canadian Borrower, and no Subsidiary shall have provided a Guarantee or any Financial Assistance in respect of any of such obligations;

(b)	an initial final maturity, or due date in respect of repayment of principal, which is after each Maturity Date in effect at the time such securities are issued;

(c)

no scheduled or mandatory payments or repurchases of principal thereunder (other than acceleration following an event of default in regard thereto or payments which can be satisfied by the delivery of equity in the capital of the Canadian Borrower as contemplated in (g) below) prior to each Maturity Date in effect at the time such securities are issued;

(d)

upon and during the continuance of any Event of Default or acceleration of the time for payment of any of the Obligations or Lender Financial Instrument Obligations which has not been rescinded, (i) all amounts payable by the Canadian Borrower in respect of principal, premium (if any), interest or other obligations under, pursuant or relating to such securities are subordinate and junior in right of payment to all the Obligations and the Lender Financial Instrument Obligations and (ii) no enforcement steps or proceedings may be commenced in respect of such securities;

(e)

upon any distribution of the assets of the Canadian Borrower on any dissolution, winding up, total liquidation or reorganization of such person (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Canadian Borrower, or otherwise), all Obligations and all Lender Financial Instrument Obligations shall first be paid in full in cash, or provisions made for such payment, before any payment by the Canadian Borrower is made on account of principal, premium (if any), interest or other obligations payable in regard to such securities;

(f)

a Default, Event of Default, acceleration of the time for repayment of any of the Obligations or Lender Financial Instrument Obligations or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Document or Lender Financial Instrument or document delivered pursuant thereto shall not:

(i)	cause a default or event of default (with the passage of time or otherwise) under such securities or the indenture or agreement governing the same; or

(ii)	cause or permit the obligations under, pursuant or relating to such securities to be due and payable prior to the stated maturity thereof;

(g)

payments of principal due and payable under, pursuant or relating to such securities can be satisfied, at the option of the Canadian Borrower, by issuing and delivering equity in the capital of the Canadian Borrower in accordance with the indenture or agreement governing such securities; and

(h)

payments of interest due and payable under, pursuant or relating to such securities can be satisfied, at the option of the Canadian Borrower, by payment of the proceeds of the issue and sale of equity in the capital of the Canadian Borrower resulting from a bid process whereby the trustee under the indenture or agreement governing such securities:

(i)	accepts delivery from the Canadian Borrower of such equity;

(ii)	accepts bids with respect to, and consummate sales of, such equity, each as the Canadian Borrower shall direct in its absolute discretion; and

(iii)	uses the proceeds received from such sale of equity to satisfy such interest,

where the acceptance of any such bid in accordance with (ii) above is conditional on the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of equity equalling the interest due on the applicable interest payment date.

“Corresponding Liabilities” means the Obligations of a Borrower, excluding its Parallel Liability.

“Covered Financial Institution” has the meaning given to it in US code 31 CFR § 1010.605(e)(1), and for greater certainty, includes only Lenders existing under the laws of the United States of America or operating through an agency or office within the United States of America.

“Credit Agreement Representations” means the representations and warranties set forth in Sections 9.1(1)(a), 9.1(1)(b), 9.1(1)(d)(i)(A), 9.1(1)(d)(i)(B) (solely to the extent that such contravention of Applicable Law would render any material provision of a Document unenforceable in any material respect) 9.1(1)(d)(ii), and 9.1(1)(u)(iii).

“Credit Facilities” means, collectively, the Revolving Credit Facilities and the TLA Facility, and “Credit Facility” means any one of such credit facilities.

“Currency Excess” has the meaning set out in Section 2.18(1).

“Currency Excess Deficiency” has the meaning set out in Section 2.18(2).

“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Restricted Subsidiary where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time.

“DBNA” has the meaning set out in Section 6.4(1).

“DBRS” means DBRS Morningstar, a division of DBRS Limited and any successors thereto.

“Debt” means, with respect to any person (“X”), all obligations, liabilities and indebtedness of X which would, in accordance with generally accepted accounting principles, be classified upon a consolidated balance sheet of X as indebtedness for borrowed money of X and its Subsidiaries and, whether or not so classified, shall include (without duplication):

(a)	indebtedness for borrowed money;

(b)	obligations for the repayment of bankers’ acceptances (including payment and reimbursement obligations in respect thereof);

(c)

obligations with respect to: (i) letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith; and (ii) the reimbursement of drawings under all other letters of credit and letters of guarantee;

(d)

obligations under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations for the repayment of indebtedness or other obligations of any other person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another person for the repayment of such indebtedness or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)

(i) all indebtedness representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment (excluding current accounts payable to trade creditors in the ordinary course of business, so long as the same are not outstanding longer than is customary in X’s or the applicable Subsidiary’s business), provided however that such time period shall in no event exceed 90 days, and (ii) all obligations created or arising under any conditional sales agreement or other title retention agreement;

(f)	all Finance Lease Obligations, except for those obligations relating to (i) leases of office space or (ii) Operating Leases;

(g)	all other long term obligations (including the current portion thereof) upon which interest charges are customarily paid prior to default;

(h)	Prepaid Obligations, except for Prepaid Obligations incurred in the ordinary course of business; and

(i)

all indebtedness of other persons secured by a Security Interest on any asset, whether or not such indebtedness is assumed thereby; provided that the amount of such indebtedness shall be the lesser of (i) the fair market value of such asset at such date of determination, and (ii) the amount of such indebtedness recorded as a liability in accordance with generally accepted accounting principles, but shall exclude for greater certainty (without any inference that their exclusion could be interpreted as such comprising Debt, but for such exclusion) each of the following, determined (as required) in accordance with generally accepted accounting principles:

(j)	mark to market amounts under Financial Instrument Obligations; and

(k)	accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;

(l)	current taxes payable and future taxes;

(m)	dividends or other equity distributions payable; and

(n)	accrued interest not yet due and payable,

provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Debt” shall be and shall be deemed to be references to Debt of the Canadian Borrower and its Subsidiaries (other than any Project Finance SPV).

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Defaulting Lender” means any Lender:

(a)

that has failed to fund any payment or its portion of any Loan required to be made by it hereunder or to purchase or fund any participation required to be purchased or funded by it hereunder and under the other Documents;

(b)

that has notified the Canadian Borrower, the Agent or any Lender (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;

(c)

that has failed, within 3 Banking Days after request by the Agent or an Operating Facility Lender, as applicable, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans;

(d)

that has otherwise failed to pay over to the Agent, a Fronting Lender or any other Lender any other amount required to be paid by it hereunder within 3 Banking Days of the date when due, unless the subject of a good faith dispute;

(e)	in respect of which a Lender Insolvency Event or a Lender Distress Event has occurred in respect of such Lender or its Lender Parent;

(f)	that is generally in default of its obligations under other existing credit and loan documentation under which it has commitments to extend; or

(g)	that becomes the subject of a Bail-In Action.

“Defaulting Lender’s Assigned Interests” has the meaning set out in Section 16.2(10).

“Demand for Payment” means an Acceleration Notice or a Financial Instrument Demand for Payment.

“Departing Agent” has the meaning set out in Section 11.9.

“Discount Proceeds” means the net cash proceeds to the Canadian Borrower from the sale of a Bankers’ Acceptance pursuant hereto or, in the case of BA Equivalent Advances, the amount of a BA Equivalent Advance at the BA Discount Rate, in any case, before deduction or payment of the fees to be paid to the applicable Lenders under Section 6.2.

“Discount Rate” means, with respect to the issuance of a bankers’ acceptance, the rate of interest per annum, calculated on the basis of a year of 365 days, (rounded upwards, if necessary, to the nearest whole multiple of 1/100th of one percent) which is equal to the discount exacted by a purchaser taking initial delivery of such bankers’ acceptance, calculated as a rate per annum and as if the issuer thereof received the discount proceeds in respect of such bankers’ acceptance on its date of issuance and had repaid the respective face amount of such bankers’ acceptance on the maturity date thereof.

“Disqualified Lender” means (a) those persons that have been separately identified in writing by the Canadian Borrower to the Agent prior to February 1, 2022, (b) those persons who are competitors of the Canadian Borrower and its Subsidiaries that are separately identified in writing by the Canadian Borrower to the Agent from time to time, and (c) in the case of each of clauses (a) and (b), any of their Affiliates (other than bona fide debt fund Affiliates) that are either (i) identified in writing by the Canadian Borrower to the Agent from time to time or (ii) clearly identifiable on the basis of such Affiliate’s similarity of name; provided that any supplements to the list of Disqualified Lenders shall (x) not apply retroactively to disqualify any persons that have previously acquired an assignment or participation in the Credit Facilities in accordance with the terms hereof or (y) in the case of clauses (b) and (c)(i) above, become effective at the time and on the date of identification in writing of the applicable person or persons to the Agent.

“Dissenting Lender” has the meaning set out in Section 2.23(1).

“Distribution” means:

(a)

the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any shares in the capital of a Borrower or Restricted Subsidiary which is not a Wholly-Owned Subsidiary (including any return of capital);

(b)

the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any shares in the capital of a Borrower or Restricted Subsidiary which is not a Wholly- Owned Subsidiary or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for shares in the capital thereof, including, without limitation, options, warrants, Convertible Securities, conversion or exchange privileges and similar rights;

(c)

the making of any loan or advance or any other provision of credit or Financial Assistance by a Borrower or Restricted Subsidiary to any Related Party other than to a Borrower or Restricted Subsidiary;

(d)

the payment of any principal, interest, fees or other amounts on or in respect of any loans, advances or other Debt owing at any time by a Borrower or Restricted Subsidiary to any Related Party, other than to a Borrower or Restricted Subsidiary; or

(e)

(i) the payment of any amount, (ii) the sale, transfer, lease or other disposition of any property or assets, or (iii) any granting or creation of any rights or interests, at any time, by a Borrower or Restricted Subsidiary to or in favour of any Related Party, other than, in each case, to or in favour of a Borrower or Restricted Subsidiary, and whether any of the foregoing is made, paid or satisfied in or for cash, property or any combination thereof.

“Documents” means this Agreement, the CAIA, the Subsidiary Guarantees, the Parent Guarantee, the Security, the Agency Fee Agreement and all certificates, instruments and other documents executed and delivered or to be executed and delivered by a Loan Party to the Agent, the Canadian Operating Facility Lender, the Australian Operating Facility Lender or the Lenders, or any of them, in relation to the Credit Facilities pursuant hereto or thereto and, when used in relation to any person, the term “Documents” shall mean and refer to the Documents executed and delivered by such person.

“Drafts” means drafts, bills of exchange, receipts, acceptances, demands and other requests for payment drawn or issued under a Letter of Credit.

“Drawdown” means:

(a)	an Advance of a Canadian Prime Rate Loan, U.S. Base Rate Loan, BBSY Loan, Australian Overdraft Loan or SOFR Loan;

(b)	the issue of a Bankers’ Acceptance (or the making of a BA Equivalent Advance in lieu thereof) other than as a result of Conversions or Rollovers; or

(c)	the issuance of a Letter of Credit, a Canadian Letter of Credit or an Australian Letter of Credit.

“Drawdown Date” means the date on which a Drawdown is made by a Borrower pursuant to the provisions hereof and which shall be a Banking Day.

“Drawdown Notice” means a notice substantially in the form annexed hereto as Schedule E to be given to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, by a Borrower pursuant hereto.

“EBITDA” means, in respect of any financial period for which it is being determined, the Net Income for such period of the Canadian Borrower on a consolidated basis (excluding any Project Finance SPV), plus (in each case, on a consolidated basis of the Canadian Borrower and without duplication):

(a)	Interest Expense, to the extent deducted in the calculation of Net Income;

(b)	all amounts deducted in the calculation of Net Income in respect of the provision for taxes based on income, profits or capital (in accordance with generally accepted accounting principles);

(c)	all amounts deducted in the calculation of Net Income in respect of non-cash items, including, without limitation, depletion, depreciation, amortization and future tax liabilities;

(d)	all amounts deducted in the calculation of Net Income in respect of equity loss, extraordinary losses, non-recurring losses and any non-cash impairment charges;

(e)

all cash distributions received in such period by the Canadian Borrower and its Subsidiaries (other than a Project Finance SPV) from any Project Finance SPV which (i) do not exceed, in aggregate, 25% of EBITDA for the most recently completed four consecutive fiscal quarters, including such period, and (ii) are derived from active business operations and shall not include returns of capital;

(f)	all cash payments received by the Canadian Borrower and the Subsidiaries (other than a Project Finance SPV) from customers pursuant to contracts accounted for as Finance Leases; and

(g)

to the extent deducted from Net Income, non-cash losses resulting from marking-to-market the outstanding Financial Instruments of the Canadian Borrower and its Subsidiaries (other than a Project Finance SPV) for such period in accordance with generally accepted accounting principles, less (in each case, on a consolidated basis, excluding any Project Finance SPV), with respect to the Canadian Borrower:

(h)

earnings attributable to minority interests, extraordinary earnings and gains and non- recurring earnings and gains of the Canadian Borrower, in each case, to the extent included in the calculation of Net Income;

(i)

to the extent included in Net Income, non-cash gains resulting from marking- to-market the outstanding Financial Instruments of the Canadian Borrower for such period in accordance with generally accepted accounting principles;

(j)	all cash payments during such period relating to non-cash charges which were added back in determining EBITDA in any prior period; and

(k)

any Net Income (other than any cash distributions received by the Canadian Borrower and its Subsidiaries from Project Finance SPVs pursuant to subparagraph (e) above) from or attributable to Non-Recourse Assets which is income (or proceeds thereof) that the lenders or other creditors holding Non-Recourse Debt may have recourse to under any circumstances, and (i) in the event the Canadian Borrower or a Subsidiary (other than a Project Finance SPV) acquires assets with a fair market value in excess of the Threshold Amount or a person with such assets during any such period, all of the above amounts will be calculated pro forma on the basis that such assets or person were (or was) owned by the Canadian Borrower or such Subsidiary over such entire period and (ii) in the event the Canadian Borrower or a Subsidiary (other than a Project Finance SPV) disposes of assets with a fair market value in excess of the Threshold Amount or a person with such assets during any such period (other than pursuant to a Permitted Disposition), all of the above amounts will be calculated pro forma on the basis that such assets or person were (or was) disposed of at the beginning of such period.

“EC Treaty” means The Treaty of Maastricht (formally, the Treaty on European Union, (TEU)) signed on February 7, 1992.

“EDC” means Export Development Canada.

“EDC Indemnity” means the Guarantee Products and Other Insurance Declaration and Indemnity to be entered into by the Canadian Borrower in favour of EDC in connection with the EDC-Backed LC Facility.

“EDC-Backed LC Facility” means the letter of credit facility in the maximum principal amount of U.S.$70,000,000 to be entered into between the Canadian Borrower, as borrower, and one or more financial institutions, as lenders, and the obligations of the Canadian Borrower in respect of which are guaranteed by EDC in favour of such lender(s) and supported by the EDC Indemnity.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which all of the conditions set forth in Section 3.2 have been satisfied (or waived in writing in accordance with Section 3.3).

“Enerflex Existing Notes” means all of the issued and outstanding notes under the Enerflex NPA.

“Enerflex Holdings” has the meaning set out on the first page hereof.

“Enerflex NPA” means the note purchase agreement dated December 15, 2017 among the Canadian Borrower as issuer and the note purchasers party thereto from time to time, as amended, supplemented or otherwise modified from time to time.

“Enerflex USA” has the meaning set out on the first page hereof.

“Environmental Claims” means any and all administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including, without limitation:

(a)	any claim by a Governmental Authority for enforcement, clean up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b)

any claim by a person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment.

“Environmental Laws” means all Applicable Laws with respect to the environment or environmental or public health and safety matters contained in statutes, regulations, rules, ordinances, orders, judgments, Governmental Authorizations or policies, guidelines or directives having the force of law.

“Equity Plan Hedging Agreement” means any agreement constituting an “Eligible Financial Contract” under the regulations issued under the Bankruptcy and Insolvency Act (Canada) in connection with equity securities of the Canadian Borrower or a Restricted Subsidiary, any equity securities plan hedging agreement, floor, cap or collar agreement or equity security plan future or option or other similar agreements or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Restricted Subsidiary where the subject matter of the same is any equity securities of the Canadian Borrower or a Restricted Subsidiary or the price, value or amount payable thereunder is dependent or based upon the price of any equity securities of the Canadian Borrower or a Restricted Subsidiary or fluctuations in the price of any such equity securities.

“Equivalent Amount” in one currency (the “First Currency”) of an amount in another currency (the “Other Currency”) means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Spot Rate for such currencies on such date of determination or, if such date of determination is not a Banking Day, on the Banking Day immediately preceding such date of determination.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with a Borrower or any of its Subsidiaries within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan, (b) a withdrawal by a Borrower, any of its Subsidiaries or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA, (c) a complete or partial withdrawal by a Borrower, any of its Subsidiaries or any ERISA Affiliate or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization or insolvency, (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan, (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon a Borrower, any of their respective Subsidiaries or any ERISA Affiliate.

“Erroneous Payment” has the meaning set out in Section 15.16(1).

“Erroneous Payment Deficiency Assignment” has the meaning set out in Section 15.16(4).

“Erroneous Payment Return Deficiency” has the meaning set out in Section 15.16(4).

“Erroneous Payment Subrogation Rights” has the meaning set out in Section 15.16(4).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Euros” and “€” means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the EC Treaty.

“Event of Default” has the meaning set out in Section 12.1.

“Excluded Amounts” means:

(a)

the cash proceeds of the Drawdown under the TLA Facility and the New High Yield Notes which will be used, inter alia, to repay the Existing Debt on or after the Effective Date and to fund the payment of any other fees, expenses, obligations or liabilities incurred by the Canadian Borrower and its Subsidiaries in connection herewith and the Acquisition;

(b)	any cash which is subject to a Permitted Encumbrance (excluding cash encumbered only by the Security and undetermined or inchoate liens and charges); and

(c)

any cash held by the Canadian Borrower and its Subsidiaries in any country other than Canada, the United States of America and Australia; provided that such cash is being held in the ordinary course of business and cannot be transferred out of the applicable countries without triggering any material adverse tax or other consequences.

“Excluded Collateral” means any assets of a Restricted Subsidiary which are excluded from the Security for any of the following reasons:

(a)	the granting of a Security Interest over such assets is prohibited by any law, rule, statute or regulation of the applicable jurisdiction;

(b)

such Restricted Subsidiary is contractually prohibited from granting a Security Interest over such assets (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Debt); provided such contract was not entered into in contemplation and for purposes of avoiding such Restricted Subsidiary’s obligation to otherwise grant the Security Interest contemplated hereby; or

(c)

the cost of granting a Security Interest over such assets would be materially and disproportionately greater than the benefit to the Lenders of obtaining such Security Interest, as determined by the Agent in writing (for the purposes of the Credit Agreement), acting reasonably, following consultation with the Canadian Borrower, provided that if part (a) or (b) above applies, the Canadian Borrower shall use commercially reasonable efforts to obtain any requisite third party consents or approvals, and to provide for the grant of Security Interest in a manner that complies with the applicable laws, rules, statute or regulation, in each case, in order to negate any applicable restriction in those circumstances where it would be reasonable and customary to do so, as determined by the Agent in writing (for the purposes of the Credit Agreement), acting reasonably, following consultation with the Canadian Borrower.

“Excluded Taxes” has the meaning set out in Section 8.5(1).

“Existing Bank Debt” means, collectively, all indebtedness, obligations and liabilities of the Canadian Borrower and its Subsidiaries (including, for certainty, Exterran and its Subsidiaries) under the Existing Credit Agreements.

“Existing Credit Agreements” means, collectively:

(a)	the Existing Enerflex Revolver Credit Agreement;

(b)	the credit agreement dated as of April 12, 2021 among Enerflex Compression LLC and certain other persons as borrowers, Regions Bank as agent and the lenders party thereto, as amended; and

(c)

the second amended and restated credit agreement dated as of October 9, 2018 among Exterran, as parent, Exterran Energy Solutions, L.P. as borrower, Wells Fargo Bank, National Association as agent and the lenders party thereto, as amended.

“Existing Debt” means the Existing Bank Debt and the Existing Note Debt.

“Existing Enerflex Revolver Credit Agreement” means the second amended and restated credit agreement made of May 2, 2019 among the Canadian Borrower and the Australian Borrower, as borrowers, The Toronto-Dominion Bank, as agent and the lenders party thereto, as amended.

“Existing Note Debt” means, collectively, all indebtedness, obligations and liabilities of the Canadian Borrower and its Subsidiaries (including, for certainty, Exterran and its Subsidiaries) under or in connection with the Enerflex Existing Notes and the Exterran Existing Notes.

“Exterran” means Exterran Corporation, a corporation existing under the laws of Delaware.

“Exterran Existing Notes” means all of the issued and outstanding notes under the Exterran Note Indenture.

“Exterran Note Indenture” means the indenture dated as of April 4, 2017 among Exterran, as parent, Exterran Energy Solutions, L.P. and EES Finance Corp. as issuers, and Wells Fargo Bank, National Association as trustee, as amended, supplemented or otherwise modified from time to time.

“FATCA” means sections 1471 through 1474 of the Code (amended from time to time), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code.

“Federal Funds Rate” means, for any day, the rate of interest per annum equal to (a) the weighted average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve Board of the United States of America (or any successor thereof) arranged by Federal funds brokers on such day, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York (or any successor thereto) or, (b) if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, (c) if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100th of one percent per annum) of the quotations for such day on such transactions received by the Agent, or the Canadian Operating Facility Lender, as applicable, from three Federal funds brokers of recognized standing selected by the Agent; provided that if the Federal Funds Rate as so determined would be less than the Floor on any day, the Federal Funds Rate will be deemed to be the Floor on such day for all purposes of this Agreement.

“Federal Reserve Board” or “Federal” means the Board of Governors of the Federal Reserve System of the United States of America or any successor thereof.

“Finance Lease” any lease or other arrangement (whether entered into before or after the effective date of IFRS 16) providing for the right of the lessee (or the analogous person) thereunder to use property, real or personal, moveable or immovable (whether or not such lease or other arrangement is intended as security) and which would have been classified as a capital lease in accordance with generally accepted accounting principles as in effect immediately prior to the effective date of IFRS 16.

“Finance Lease Obligations” means, at any time with respect to any person, the amount of the lessee’s obligations under Finance Leases which are required to be shown as a liability on the consolidated balance sheet of such person in accordance with applicable generally accepted accounting principles (as specified in the definition of Finance Lease).

“Financial Assistance” means, with respect to any person and without duplication, any loan, Guarantee, indemnity, assurance, acceptance, extension of credit, loan purchase, share purchase, equity or capital contribution, investment or other form of direct or indirect financial assistance or support of any other person or any obligation (contingent or otherwise) intended to enable another person to incur or pay any Debt or to comply with agreements relating thereto or otherwise to assure or protect creditors of the other person against loss in respect of Debt of the other person and includes any Guarantee of or indemnity in respect of the Debt of the other person and any absolute or contingent obligation to (directly or indirectly):

(a)	advance or supply funds for the payment or purchase of any Debt of any other person;

(b)

purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any person to make payment of Debt or to assure the holder thereof against loss;

(c)	guarantee, indemnify, hold harmless or otherwise become liable to any creditor of any other person for, from, against or in respect of any losses, liabilities or damages in respect of Debt;

(d)	make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof; or

(e)

make an advance, loan or other extension of credit to or to make any subscription for equity, equity or capital contribution, or investment in or to maintain the capital, working capital, solvency or general financial condition of another person for the purpose of enabling any person to make payment on Debt,

The amount of any Financial Assistance is the lesser of the amount of any loan or direct or indirect financial assistance or support, without duplication, given, or all Debt of the obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is such determinable amount.

“Financial Calculation” has the meaning set out in the definition of Accounting Change.

“Financial Instrument” means any Equity Plan Hedging Agreement, Interest Hedging Agreement, Currency Hedging Agreement or Commodity Hedging Agreement.

“Financial Instrument Demand for Payment” means a demand made by a Lender or Hedging Affiliate pursuant to a Lender Financial Instrument demanding payment of the Financial Instrument Obligations which are then due and payable relating thereto and shall include, without limitation, any notice under any agreement evidencing a Lender Financial Instrument which, when delivered, would require an early termination thereof and a payment by the applicable Borrower or Restricted Subsidiary in settlement of obligations thereunder as a result of such early termination.

“Financial Instrument Obligations” means obligations arising under Financial Instruments entered into by a Borrower or a Restricted Subsidiary to the extent of the net amount due or accruing due by such Borrower or Restricted Subsidiary.

“Financing Transactions” means, collectively, (a) the closing of the Credit Facilities and (b) the issuance by the Canadian Borrower of the New High Yield Notes.

“Fitch” means Fitch Ratings, Inc. and any successors thereto.

“Floor” means 0.00% per annum.

“Former Lender” has the meaning set out in Section 11.11.

“Fronted LC” means a Letter of Credit issued by a Fronting Lender for the account of the Syndicated Facility Lenders.

“Fronting Lender” means, each to a maximum of its respective Fronting Limit, (a) initially, Royal Bank of Canada, The Toronto-Dominion Bank, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, HSBC Bank Canada and Wells Fargo Bank, N.A. or (b) such other Syndicated Facility Lender as is selected by the Agent and the Canadian Borrower and which assumes in writing with the Canadian Borrower, the Syndicated Facility Lenders and the Agent, the obligation of issuing Letters of Credit for the account of the Syndicated Facility Lenders under the Syndicated Facility; provided that, with respect to particular usage herein and if the context requires, “Fronting Lender” shall mean the Syndicated Facility Lender which has issued the Letter of Credit in question.

“Fronting Limit” means, with respect to each Fronting Lender, the maximum Outstanding Principal of Letters of Credit for which such Lender is obligated to be the Fronting Lender hereunder, which limit is set forth opposite the name of such Fronting Lender on Schedule A annexed hereto, as amended from time to time with the written consent of the applicable Fronting Lender and the Canadian Borrower and notified to the Agent in writing by the Canadian Borrower.

“Fund” means any person (other than a natural person) that has been (or will be) formed for the primary purpose of engaging in the making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit for and on behalf of persons who have invested capital in such person to fund such activities and whose investment is managed by such person or its Affiliate.

“Governmental Authority” means any federal, provincial, state, regional, municipal or local government or any department, agency, board, tribunal or authority thereof or other political subdivision thereof and any entity or person exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government or the operation thereof.

“Governmental Authorization” means an authorization, order, permit, approval, grant, license, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree or demand or the like issued or granted by law or by rule (having the force of law) or regulation of any Governmental Authority.

“Guarantee” means any guarantee, undertaking to assume, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a determinable amount in which case the amount of such Guarantee shall be deemed to be the lesser of such determinable amount or the amount of such obligation. For greater certainty, nothing contained in this Agreement shall restrict the ability of the Canadian Borrower or any Subsidiary to provide performance guarantees not related to or guaranteeing Debt.

“Guarantee Subordination Terms” means the terms of subordination substantially as set forth in Schedule O subject to (a) such modifications thereto as may be reasonably required to conform the terminology and section references used therein to the applicable terminology and section references used in such indenture or other agreement governing such Debt and (b) such other modifications as may be otherwise agreed to by the Agent, acting reasonably; provided that such other modifications shall not materially impair any of the rights and benefits of the Secured Parties which are set forth in Schedule O.

“Hazardous Materials” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro-organism, ray, odour, radiation, energy, vector, plasma, constituent, material or any combination thereof which (a) is regulated or prohibited under any Environmental Law or (b) is hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Law, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Head Company” means the head company (as defined in the Australian Tax Act) of an Australian Tax Consolidated Group.

“Hedging Affiliate” means any Affiliate of a Lender which enters into a Financial Instrument.

“Hydrocarbons” means oil, natural gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all constituents, elements or compounds thereof and products refined or processed therefrom.

“IFRS” means International Financial Reporting Standards including International Accounting Standards and Interpretations together with their accompanying documents which are set by the International Accounting Standards Board, the independent standard-setting body of the International Accounting Standards Committee Foundation (the “IASC Foundation”), and the International Financial Reporting Interpretations Committee, the interpretative body of the IASC Foundation.

“Indemnified Parties” means, collectively, the Agent and the Lenders, including a receiver, receiver manager or similar person appointed under applicable law, and their respective Affiliates, officers, directors, employees and agents, and “Indemnified Party” means any one of the foregoing.

“Indemnified Third Party” has the meaning set out in Section 14.3.

“Information” has the meaning set out in Section 16.1(2).

“Intellectual Property” means, collectively, patents, patents pending, copyrights, proprietary processes or programs, industrial designs, trademarks, trademark applications, trade names and other intellectual property of every nature and kind.

“Interest Coverage Ratio” means, as at a Quarter End, the ratio of (a) EBITDA for the 12 months ending at such Quarter End to (b) Interest Expense during the same period.

“Interest Expense” means, for any period, without duplication, interest expense of the Canadian Borrower determined on a consolidated basis in accordance with generally accepted accounting principles as the same would be set forth or reflected in a consolidated statement of income of the Canadian Borrower and, in any event and without limitation, shall include:

(a)	all interest accrued or payable in respect of such period, including capitalized interest;

(b)

all fees (including standby, commitment and stamping fees and fees payable in respect of letters of credit and letters of guarantee supporting obligations which constitute Debt) accrued or payable in respect of such period and which relate to any indebtedness for borrowed money or credit agreement, prorated (as required) over such period;

(c)

any difference between the face amount and the discount proceeds of any bankers’ acceptances, commercial paper and other obligations of the Canadian Borrower or any Subsidiary issued at a discount, prorated (as required) over such period; and

(d)	all net amounts charged or credited to interest expense under any Interest Hedging Agreements in respect of such period,

but excluding (i) any such interest expense in respect of Non-Recourse Debt and (ii) any such interest expense in respect of Debt incurred by any Project Finance SPV.

“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Canadian Borrower or a Restricted Subsidiary where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt).

“Interest Payment Date” means:

(a)	with respect to each Canadian Prime Rate Loan, U.S. Base Rate Loan and Australian Overdraft Loan, the first day of January, April, July and October in each year; and

(b)

with respect to each SOFR Loan and BBSY Loan, the last day of each applicable Interest Period and, if any Interest Period in respect of a SOFR Loan is longer than 3 months, the last Banking Day of each 3 month period during such Interest Period in respect of such SOFR Loan, provided that, in any case, the applicable Maturity Date or, if applicable, any earlier date on which a Credit Facility is fully cancelled or permanently reduced in full, shall be an Interest Payment Date with respect to all Loans then outstanding under such Credit Facility.

“Interest Period” means:

(a)

with respect to each Canadian Prime Rate Loan and U.S. Base Rate Loan, the period commencing on the applicable Drawdown Date or Conversion Date, as the case may be, and terminating on the date selected by the applicable North American Borrower hereunder for the Conversion of such Loan into another type of Loan or for the repayment of such Loan;

(b)

with respect to each Bankers’ Acceptance, the period selected by the Canadian Borrower hereunder and being of 1, 2 or 3 months’ duration, subject to market availability, (or, subject to the agreement of all of the applicable Lenders, a longer or shorter period) commencing on the Drawdown Date, Rollover Date or Conversion Date of such Loan;

(c)

with respect to each SOFR Loan, the period selected by the applicable North American Borrower and being of 1, 3 or 6 months’ duration, subject to market availability (or, subject to the agreement of all of the applicable Lenders, a longer or shorter period) commencing on the applicable Drawdown Date, Rollover Date or Conversion Date, as the case may be;

(d)

with respect to each BBSY Loan, the period selected by the Australian Borrower and being of 1, 2, 3 or 6 months’ duration (or, subject to the agreement of the Australian Operating Facility Lender, a longer or shorter period) commencing on the applicable Drawdown Date or Rollover Date, as the case may be; and

(e)	with respect to each Letter of Credit, the period commencing on the date of issuance of such Letter of Credit and terminating on the last day such Letter of Credit is outstanding,

provided that in any case: (i) the last day of each Interest Period shall be also the first day of the next Interest Period whether with respect to the same or another Loan; (ii) the last day of each Interest Period shall be a Banking Day and if the last day of an Interest Period selected by the applicable Borrower is not a Banking Day the applicable Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next following the last day of the Interest Period selected unless such next following Banking Day falls in the next calendar month in which event the applicable Borrower shall be deemed to have selected an Interest Period the last day of which is the Banking Day next preceding the last day of the Interest Period selected by such Borrower; (iii) the last day of all Interest Periods for Loans outstanding under a given Credit Facility shall expire on or prior to the Maturity Date applicable thereto, subject, however, in the case of Letters of Credit to the provisions of Section 7.2 and (iv) no tenor that has been removed from this definition pursuant to Section 13.1 shall be available for specification in such Drawdown Notice, Conversion Notice or interest election.

“Investment” means (a) any purchase or other acquisition of shares or other securities (other than Approved Securities) of any person, (b) any loan or advance to or for the benefit of any person, (c) any capital contribution to any other person, or (d) any funding for Non-Recourse Assets.

“Judgment Conversion Date” has the meaning set out in Section 14.4(1).

“Judgment Currency” has the meaning set out in Section 14.4(1).

“Knowingly” or “Knowledge” means the actual knowledge of the Canadian Borrower after reasonable inquiry among the chief executive officer, the chief financial officer, the chief operating officer, the general counsel or the treasurer, in each case, of the Canadian Borrower, or any other senior officer of the Canadian Borrower having responsibility for managing any material aspect of the relevant business of the Canadian Borrower.

“Lead Arrangers” means, collectively, RBC Capital Markets, The Bank of Nova Scotia and TD Securities, in their respective capacities as co-lead arrangers and joint bookrunners.

“Lender BA Suspension Notice” has the meaning set out in Section 13.2.

“Lender Distress Event” means, in respect of a given Lender, such Lender or its Lender Parent is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guarantees or other support (including, without limitation, the nationalization or assumption of ownership or operating control by the Government of the United States of America, Canada or any other Governmental Authority) or is otherwise adjudicated as, or determined by any Governmental Authority having regulatory authority over such Lender or Lender Parent or their respective assets to be, insolvent, bankrupt or deficient in meeting any capital adequacy or liquidity standard of any such Governmental Authority.

“Lender Financial Instrument” means a Financial Instrument entered into between a Lender or a Hedging Affiliate and a Borrower or a Restricted Subsidiary.

“Lender Financial Instrument Obligations” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of the Borrowers and the Restricted Subsidiaries under, pursuant or relating to any and all Lender Financial Instruments.

“Lender Insolvency Event” means, in respect of a given Lender, such Lender or its Lender Parent:

(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);

(b)	becomes insolvent, is deemed insolvent by applicable law or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;

(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;

(d)

(i) institutes, or has instituted against it by a regulator, supervisor or any similar Governmental Authority with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organization or the jurisdiction of its head or home office, (A) a proceeding pursuant to which such Governmental Authority takes control of such Lender’s or Lender Parent’s assets, (B) a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding- up law or other similar law affecting creditors’ rights, or (C) a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar Governmental Authority; or (ii) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy, insolvency or winding-up law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, and such proceeding or petition is instituted or presented by a person or entity not described in clause (i) above and either (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 15 days of the institution or presentation thereof;

(e)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);

(f)

seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or a substantial portion of all of its assets;

(g)

has a secured party take possession of all or a substantial portion of all of its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case, within 15 days thereafter;

(h)	causes or is subject to any event with respect to it which, under the applicable law of any jurisdiction, has an analogous effect to any of the events specified in subparagraphs (a) to

(g)	above, inclusive; or

(i)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing.

“Lender Parent” means any person that directly or indirectly controls a Lender and, for the purposes of this definition, “control” shall have the same meaning as set forth in the definition of “Affiliate” contained herein.

“Lender Sanctioned Person” means any person which is (a) subject to Lender Sanctions Regulations and (b) notified by the Agent or any Lender to the Canadian Borrower in writing.

“Lender Sanctions Regulations” means, collectively, any sanctions laws and regulations imposed by a Governmental Authority that are applicable to the branch from which a Lender is making a Loan and which (a) would reasonably expected to be violated by such Lender as a consequence of the proposed use of proceeds of any Drawdown, (b) are applicable to the Agent or any Lender and not otherwise applicable to the Canadian Borrower and its Subsidiaries and (c) are notified by the Agent or any Lender to the Canadian Borrower in writing.

“Lenders” means the financial institutions named on Schedule A annexed hereto, together with such other persons as become parties hereto and, in the context of provisions hereunder relating to:

(a)	the Syndicated Facility and Loans thereunder, means the Syndicated Facility Lenders;

(b)	the TLA Facility and Loans thereunder, means the TLA Facility Lenders;

(c)	the Canadian Operating Facility and Loans thereunder, means the Canadian Operating Facility Lender; and

(d)	the Australian Operating Facility and Loans thereunder, means the Australian Operating Facility Lender,

and “Lender” means any one of them, as applicable and as the context requires.

“Lenders’ Counsel” means the firm of Norton Rose Fulbright Canada LLP or such other firm of legal counsel as the Agent may from time to time designate.

“Letter of Credit” or “LC” means a letter of credit in form satisfactory to and issued by a Fronting Lender for the account of Syndicated Facility Lenders or by the Agent as attorney-in-fact on behalf of each of the Syndicated Facility Lenders, in each case acting at the request of and in accordance with the instructions of the applicable North American Borrower, to make payment in accordance with the terms and conditions thereof of an amount to or to the order of a third party.

“Loan” means a Canadian Prime Rate Loan, U.S. Base Rate Loan, SOFR Loan, BBSY Loan, Australian Overdraft Loan, Bankers’ Acceptance or BA Equivalent Advance, Letter of Credit, Canadian Letter of Credit or Australian Letter of Credit outstanding hereunder.

“Loan Parties” means, collectively, the Secured Loan Parties and the Unsecured Loan Parties and “Loan Party” means any one of them.

“Majority of the Lenders” means:

(a)

during the continuance of a Default or an Event of Default, those Lenders the Rateable Portions of all Outstanding Principal of which are, in the aggregate, greater than 50% of all Outstanding Principal; and

(b)	at any other time, those Lenders the Commitments of which are, in the aggregate, greater than 50% of the Commitments of all Lenders hereunder.

“Margin Stock” has the meaning set out in Section 9.1(1)(x).

“Material Acquisition” means an acquisition by a Borrower or a Restricted Subsidiary of assets, shares or stock of another person in a single transaction or in a series of transactions consummated after the Effective Date with a value (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) that is greater than 10% of Consolidated Net Tangible Assets (calculated from the most recent consolidated balance sheet of the Canadian Borrower provided to the Agent prior to the completion of such acquisition).

“Material Adverse Change” means any event, circumstance, occurrence or change which results in, or which would reasonably be expected to result in, a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect on:

(a)	the financial condition of the Canadian Borrower and its Subsidiaries on a consolidated basis and taken as a whole;

(b)

the ability of a Borrower or any of the other Loan Parties to observe or perform its obligations under the Documents to which it is a party or the validity or enforceability of such Documents or any material provision thereof; or

(c)	the property, business or operations of the Canadian Borrower and its Subsidiaries on a consolidated basis and taken as a whole.

“Maturity Date” means:

(a)	in respect of the Syndicated Facility and the Obligations owing to a given Lender under or pursuant to the Syndicated Facility, the Syndicated Facility Maturity Date;

(b)	in respect of the TLA Facility and the Obligations owing to a given Lender under or pursuant to the TLA Facility, the TLA Facility Maturity Date;

(c)	in respect of the Canadian Operating Facility and the Obligations owing under or pursuant to the Canadian Operating Facility, the Canadian Operating Facility Maturity Date; and

(d)	in respect of the Australian Operating Facility and the Obligations owing under or pursuant to the Australian Operating Facility, the Australian Operating Facility Maturity Date.

“Merger Agreement” means the agreement and plan of merger dated as of January 24, 2022 among the Canadian Borrower, Enerflex Holdings and Exterran which provides for the merger of Enerflex Holdings with and into Exterran.

“Merger Agreement Representations” means the representations and warranties made by or on behalf of Exterran in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the Canadian Borrower or Enerflex Holdings has, under the express terms of the Merger Agreement, the right (taking into account any applicable cure provisions) to terminate its obligations under the Merger Agreement without penalty or payment of any break fee or make-whole amount, or the right not to consummate the Acquisition pursuant to the Merger Agreement (in each case, without giving effect to notice or lapse of time or both), as a result of any inaccuracy of such representations and warranties in the Merger Agreement.

“Minimum Liquidity” means an amount equal to the sum of the Equivalent Amount in United States Dollars of (a) the aggregate undrawn availability under the Credit Facilities and all other committed credit facilities of the Canadian Borrower and the Restricted Subsidiaries and (b) all Unrestricted Cash.

“Moody’s” means Moody’s Investors Services, Inc. and any successors thereto.

“Multiemployer Plan” means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which a Borrower, any of their respective Subsidiaries or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Multiple Employer Plan” means any employee benefit plan which has two or more contributing sponsors (including a Borrower, any of their respective Subsidiaries or any ERISA Affiliate) at least two of whom are not under common control, as such a plan is described in Section 4064 of ERISA.

“Net Funded Debt” means, at any time, all obligations, liabilities and indebtedness of the Canadian Borrower, on a consolidated basis (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) which would, in accordance with generally accepted accounting principles, be classified upon a consolidated balance sheet of Canadian Borrower as indebtedness for borrowed money and, whether or not so classified, shall include (without duplication):

(a)	indebtedness for borrowed money;

(b)

obligations for the repayment of: (i) bankers’ acceptances (including payment and reimbursement obligations in respect thereof), or (ii) letters of credit and letters of guarantee supporting obligations which would otherwise constitute Net Funded Debt within the meaning of this definition or indemnities issued in connection therewith;

(c)	obligations with respect to the reimbursement of drawings under all other letters of credit and letters of guarantee;

(d)

obligations under Guarantees, indemnities, assurances, legally binding comfort letters, the face value of financial letters of credit or other contingent obligations for the repayment indebtedness or other obligations of any other person which would otherwise constitute Net Funded Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another person for the repayment of such indebtedness or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(e)

(i) all indebtedness representing the deferred purchase price of any property to the extent that such indebtedness is or remains unpaid after the expiry of the customary time period for payment (excluding current accounts payable to trade creditors in the ordinary course of business, so long as the same are not outstanding longer than is customary in the Canadian Borrower’s or the applicable Subsidiary’s business), provided however that such time period shall in no event exceed 90 days, (ii) all obligations created or arising under any conditional sales agreement or other title retention agreement and (iii) Finance Lease Obligations, except for those obligations relating to (A) leases for office space or (B) Operating Leases;

(f)	all other long term obligations (including the current portion thereof) upon which interest charges are customarily paid prior to default; and

(g)	Prepaid Obligations,

less, in each case, an amount equal to the Equivalent Amount in Canadian Dollars of Unrestricted Cash and shall exclude for greater certainty (without any inference that their exclusion could be interpreted as such comprising Net Funded Debt, but for such exclusion) each of the following, determined (as required) in accordance with generally accepted accounting principles:

(h)	Non-Recourse Debt of the Canadian Borrower or any Subsidiary;

(i)	Convertible Securities issued by the Canadian Borrower;

(j)	Performance Letters of Credit;

(k)	Financial Instrument Obligations;

(l)	accounts payable to trade creditors and accrued liabilities incurred in the ordinary course of business;

(m)	accrued interest not yet due and payable;

(n)	current taxes payable and future taxes;

(o)	dividends or other equity distributions payable;

(p)	Debt of any Project Finance SPV;

(q)	Debt which has been fully and irrevocably defeased; and

(r)	Debt incurred or subsisting under the Enerflex Existing Notes and the Exterran Existing Notes.

“Net Funded Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) Net Funded Debt as at such Quarter End to (b) EBITDA for the 12 months ending at such Quarter End.

“Net Income” means, in respect of any period for which it is being determined, the consolidated net income of the Canadian Borrower (excluding any Project Finance SPV) determined in accordance with generally accepted accounting principles.

“New High Yield Notes” means the U.S.$625,000,000 9.00% senior secured notes issued by the Canadian Borrower, the net proceeds which shall be wholly applied to replace and/or repay the Existing Debt and to fund the payment of any other fees, expenses, obligations or liabilities incurred by the Canadian Borrower and its Subsidiaries in connection herewith and the Acquisition.

“Non-Acceptance Lender” means (a) a Lender which ceases to accept bankers’ acceptances in the ordinary course of its business or (b) in respect of Lenders other than Schedule I Lenders, a Lender who, by notice in writing to the Agent and the Canadian Borrower, elects thereafter to make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances.

“Non-Defaulting Lender” has the meaning set out in Section 16.2(4).

“Non-LC Lender” means a Syndicated Facility Lender (a) which does not issue letters of credit in the ordinary course of its business or which is prohibited by applicable laws from issuing letters of credit and (b) which has notified the Agent and the Canadian Borrower that it shall be a “Non-LC Lender” hereunder.

“Non-Recourse Assets” means, without duplication:

(a)

the assets of the Canadian Borrower or a Restricted Subsidiary which are created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred or assumed and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with such assets; and

(b)

the shares or other ownership interests of or other Investments in (i) a Project Finance SPV or Unrestricted Subsidiary which are pledged in support of (x) Non-Recourse Debt incurred by a Loan Party or (y) Debt incurred by a Project Finance SPV or an Unrestricted Subsidiary or (ii) any other single purpose entity which holds only assets referred to in (a) above and, in each case, which are owned or held by the Canadian Borrower or a Restricted Subsidiary; provided that, in each case, the recourse to such Loan Party, Project Finance SPV or Unrestricted Subsidiary of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) against any Borrower or Restricted Subsidiary in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties in respect of which such lender may have recourse against a Borrower or Restricted Subsidiary on an unsecured basis) to such Investments;

provided that upon all such Debt incurred by a Loan Party, a Project Finance SPV or Unrestricted Subsidiary or all such Non-Recourse Debt (including, in each case, any refinancings thereof) being repaid in full, such applicable assets shall then cease to be Non-Recourse Assets.

“Non-Recourse Debt” means any indebtedness (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) of a Borrower or Restricted Subsidiary in respect of any amounts borrowed, Purchase Money Obligations, obligations secured by a Security Interest existing on property owned subject to a Security Interest (whether or not the obligations secured thereby shall have been assumed) and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them to finance or refinance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refinancings of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to such assets and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with such assets (and, for certainty, shall include the shares or other ownership interests of or investments in a Project Finance SPV, Unrestricted Subsidiary or other single purpose entity which holds only such assets and other rights and collateral arising from or connected therewith) and/or to persons other than the Canadian Borrower or any Restricted Subsidiary.

“North American Borrowers” means, collectively, the Canadian Borrower and the U.S. Borrowers and “North American Borrower” means any one of such borrowers.

“Obligations” means, at any time and from time to time, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, matured or not) of the Borrowers and their Subsidiaries to the Lenders, the Agent or the Collateral Agent under, pursuant or relating to the Documents or the Credit Facilities and whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and including, without limitation, all principal, interest, fees, legal and other costs, charges and expenses, and other amounts payable by the Borrowers under this Agreement.

“Officer’s Certificate” means a certificate or notice (other than a Compliance Certificate) signed by any one of the president, chief financial officer, a vice president, treasurer, assistant treasurer, controller, corporate secretary or assistant secretary of a Borrower or a Subsidiary, as the case may be, (including, in the case of a partnership a certificate or notice signed by such an officer of a general partner of such partnership); provided, however, that Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices shall be executed on behalf of the applicable Borrower by any one of the foregoing persons or such other persons as may from time to time be designated by written notice from the applicable Borrower to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable.

“Operating Facility Lenders” means, collectively, the Canadian Operating Facility Lender and the Australian Operating Facility Lender, and “Operating Facility Lender” means any one of them.

“Operating Facility Letter of Credit” means a Canadian Letter of Credit or an Australian Letter of Credit, as the context may require.

“Operating Lease” means any lease or other arrangement (whether entered into before or after the effective date of IFRS 16) which would have been classified as an operating lease in accordance with generally accepted accounting principles as in effect immediately prior to the effective date of IFRS 16.

“Order” has the meaning set out in Section 7.10(5).

“Outstanding BAs Collateral” has the meaning set out in Section 2.17(3).

“Outstanding Principal” means, at any time, the aggregate of (i) the principal amount of all outstanding U.S. Base Rate Loans and SOFR Loans, (ii) the Equivalent Amount in United States Dollars of the principal amount of all outstanding Canadian Prime Rate Loans, BBSY Loans, and Australian Overdraft Loans, (iii) the Equivalent Amount in United States Dollars of amounts payable at maturity of all outstanding Bankers’ Acceptances and BA Equivalent Advances, (iv) the aggregate undrawn face amount of all outstanding Letters of Credit denominated in United States Dollars, (v) the Equivalent Amount in United States Dollars of the maximum amount available to be drawn under all outstanding Letters of Credit denominated in any currency other than United States Dollars and (vi) the Equivalent Amount in United States Dollars of the aggregate undrawn face amount of all outstanding Canadian Letters of Credit and Australian Letters of Credit.

“Parallel Liability” means the undertaking of a Borrower pursuant to Section 15.17.

“Parent Guarantee” means the guarantee executed and delivered by the Canadian Borrower under and pursuant to this Agreement substantially in the form of Schedule H-2 annexed hereto with such modifications, insertions and amendments as may be required by the Agent and agreed to by the Canadian Borrower, each acting reasonably.

“Parity Lien Obligations” has the meaning given to such term in the CAIA.

“Payment Recipient” has the meaning set out in Section 15.16(1).

“PBGC” means the U.S. Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Pension Act” means the Pension Protection Act of 2006 (United States).

“Pension Funding Rules” means the rules of the Code and ERISA regarding minimum required contributions (including any instalment payment thereof) to Pension Plans and set forth in, with respect to plan years ending prior to the effective date of the Pension Act, Section 412 of the Code and Section 302 of ERISA, each as in effect prior to the Pension Act and, thereafter, Section 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.

“Pension Plan” means any employee pension benefit plan (including a Multiple Employer Plan or a Multiemployer Plan) that is maintained or is contributed to by a Borrower, any of their respective Subsidiaries or any ERISA Affiliate, or with respect to which a Borrower or any ERISA Affiliate has any obligation or liability, contingent or otherwise, and is either covered by Title IV of ERISA or is subject to the minimum funding standards under Section 412 of the Code.

“Performance Letters of Credit” means letters of credit or letters of guarantee which are not “direct credit substitutes” (as determined by the Agent, acting reasonably) within the meaning of the Capital Adequacy Requirements.

“Permitted Contest” means action taken by or on behalf of a Borrower or a Subsidiary (excluding any Project Finance SPV) in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Security Interest, provided that the person to which the Tax, claim or Security Interest being contested is relevant (and, in the case of a Subsidiary of the Canadian Borrower, the Canadian Borrower on a consolidated basis) has established reasonable reserves therefor if and to the extent required by generally accepted accounting principles.

“Permitted Debt” means the following:

(a)	the Obligations;

(b)	Financial Instrument Obligations under and pursuant to Permitted Hedging;

(c)	Bank Product Obligations;

(d)	any unsecured and unsubordinated Debt owing by a Restricted Subsidiary to a Loan Party or by a Borrower to a Loan Party;

(e)

Non-Recourse Debt; provided that the aggregate outstanding principal amount thereof (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) does not, at any time, exceed 10% of Consolidated Net Tangible Assets;

(f)	Debt under the New High Yield Notes;

(g)

Debt incurred by a Loan Party; provided that (i) such Debt has a weighted average maturity date not sooner than 6 months after the Syndicated Facility Maturity Date in effect on the date such Debt is issued or incurred, (ii) no Default or Event of Default has occurred and is continuing immediately prior to the incurrence of such Debt and (iii) immediately after the incurrence of such Debt and the application of the proceeds thereof, no Default or Event of Default shall have occurred and be continuing and, for certainty, the Canadian Borrower shall be in compliance with the financial covenants provided for in Section 10.3 hereof as at the immediately preceding Quarter End (assuming that such Debt was incurred on such Quarter End) and the Canadian Borrower shall have delivered a Compliance Certificate to the Agent certifying the same at least five Banking Days prior to the incurrence of such Debt;

(h)

(i) Purchase Money Obligations and obligations created or arising under any conditional sales agreement or other title retention agreement, (ii) Finance Lease Obligations and (iii) any other Debt; provided that the principal amount of all such obligations (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) (excluding the amount of the obligations relating to (A) leases for office space or (B) Operating Leases) in this subparagraph (h) does not, in the aggregate, exceed 5% of Consolidated Net Tangible Assets;

(i)	Convertible Securities issued by the Canadian Borrower;

(j)	Debt consisting of Financial Assistance permitted under Section 10.2(1)(f);

(k)	Debt incurred or subsisting under or in connection with the Enerflex Existing Notes; provided that such Debt is fully repaid within 15 days after the Effective Date;

(l)	Debt incurred or subsisting under or in connection with the Exterran Existing Notes; provided that such Debt is fully repaid within 35 days after the Effective Date;

(m)	unsecured Debt incurred or subsisting under or in connection with the EDC-Backed LC Facility or the EDC Indemnity; and

(n)	any Guarantee of the Debt referred to in the preceding subparagraphs (a) to (m).

“Permitted Disposition” means, in respect of a Borrower or any Restricted Subsidiary, any of the following:

(a)	a sale or disposition by such Borrower or such Restricted Subsidiary of inventory (including, for certainty, property produced for sale) in the ordinary course of business;

(b)

a sale or disposition by such Borrower or such Restricted Subsidiary in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete, no longer useful for its intended purpose or being replaced in the ordinary course of business;

(c)

a sale or disposition of any property or assets by (i) such Borrower to a Loan Party, (ii) in the case of a Restricted Subsidiary that is a Loan Party, such Restricted Subsidiary to a Loan Party or (iii) in the case of a Restricted Subsidiary that is not a Loan Party, such Restricted Subsidiary to a Borrower or any other Restricted Subsidiary;

(d)

a sale or disposition by such Borrower or Restricted Subsidiary of its interest in machinery, equipment or other tangible personal property for which Purchase Money Obligations were incurred and (i) such Purchase Money Obligations are fully repaid concurrently with such sale or disposition and (ii) such sale or disposition is made in the ordinary course of business at fair market value to a person at arm’s length from the Canadian Borrower and its Subsidiaries;

(e)	a sale or disposition by such Borrower or Restricted Subsidiary of real property that is no longer useful in the business of such Borrower or Restricted Subsidiary;

(f)	a sale or disposition of assets by such Borrower or Restricted Subsidiary that is required by a Governmental Authority pursuant to or in connection with the Acquisition;

(g)

a disposition of cash or cash equivalents by such Borrower or Restricted Subsidiary pursuant to a bona fide transaction not prohibited under this Agreement, including, but not limited to, in connection with any Distribution required under an Australian Tax Sharing Agreement or Australian Tax Funding Agreement (to the extent not prohibited by the terms of this Agreement);

(h)	the surrender or waiver by such Borrower or Restricted Subsidiary of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(i)

the grant by such Borrower or Restricted Subsidiary in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property;

(j)

a disposition of assets by such Borrower or Restricted Subsidiary resulting from an expropriation, involuntary taking or similar action by any government or the claims related thereto (including any receipt of proceeds related thereto or the subsequent sale or other disposition of any non cash consideration received therefrom);

(k)

a disposition of an investment in a joint venture by such Borrower or Restricted Subsidiary to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in the applicable joint venture agreement or any similar binding arrangements;

(l)

a disposition of accounts receivable and notes receivable by such Borrower or Restricted Subsidiary in connection with the compromise, settlement or collection thereof in the ordinary course of business or consistent with past practice or in bankruptcy or similar proceedings (and exclusive of factoring or similar arrangements), and dispositions of investments received in satisfaction or partial satisfaction of accounts receivable and notes receivable from financially troubled account debtors to the extent reasonably necessary or advisable in order to prevent or limit loss, excluding, in all such cases, factoring or similar arrangements;

(m)

the lease, assignment or sub-lease of any real or personal property by such Borrower or Restricted Subsidiary in the ordinary course of business and the exercise of termination rights with respect to any lease, sub-lease, license or sublicense or other agreement;

(n)	the unwinding or termination by such Borrower or Restricted Subsidiary of any Financial Instrument; and

(o)	a disposition by such Borrower or Restricted Subsidiary of property subject to or resulting from casualty losses and condemnation or similar proceedings (including dispositions in lieu thereof).

“Permitted Encumbrances” means as at any particular time any of the following encumbrances on the assets, property or undertakings or any part of the assets, property or undertakings of a Borrower or Restricted Subsidiary:

(a)	liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(b)

deemed liens and trusts arising by operation of law or pledges of deposits in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(c)

liens under or pursuant to any judgment or award rendered, or claim filed, against a Borrower or Restricted Subsidiary, the time for the appeal or petition for rehearing of which shall not have expired, or which such Borrower or Restricted Subsidiary (as applicable) shall be contesting at the time by a Permitted Contest or which such Borrower or Restricted Subsidiary (as applicable) shall in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(d)

undetermined or inchoate liens, charges, privileges, statutory liens, adverse claims or encumbrances of any nature whatsoever arising or potentially arising under statutory provisions incidental to construction or current operations which have not at such time been filed pursuant to law against a Borrower or Restricted Subsidiary or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(e)

easements, rights of way, servitudes, usufructs or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other persons which individually or in the aggregate do not materially impair its use in the operation of the business of the Canadian Borrower and its Subsidiaries, taken as a whole;

(f)

the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof;

(g)

liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, such liens or covenants do not materially impair the use of the lands in the operations of a Borrower or Restricted Subsidiary;

(h)

any carrier’s, warehouseman’s, builder’s, mechanic’s, garageman’s, labourer’s, employee’s or materialman’s lien or other similar lien arising in the ordinary course of business or out of the construction or improvement of any land or arising out of the furnishing of materials or supplies, provided that such lien secures monies not at the time overdue, or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(i)

in respect of any land, any defects or irregularities in the title to such land which are of a minor nature and which, in the aggregate, will not materially impair the use of such land for the purposes for which such land is held;

(j)

security given by a Borrower or Restricted Subsidiary to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Borrower or Restricted Subsidiary (as applicable), all in the ordinary course of its business which individually or in the aggregate do not materially impair its use in the operation of the business of the Canadian Borrower and its Subsidiaries, taken as a whole;

(k)

the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title and reservations of mineral rights in any grants from the Crown or from any other predecessors in title;

(l)	Security Interests created by the Security which secure the Secured Obligations;

(m)	any lease for office space entered into in the ordinary course of business;

(n)

pledges of cash or Approved Securities and bankers’ liens, rights of set-off and other similar liens existing solely with respect to such cash and Approved Securities on deposit in one or more accounts maintained by a Borrower or any of the Restricted Subsidiaries, in each case, granted in the ordinary course of business in favour of a person that is a Lender or an Affiliate of a Lender, with which such accounts are maintained, securing Bank Product Obligations, including those involving pooled accounts and netting arrangements;

(o)

pledges of cash or Approved Securities on deposit in one or more accounts maintained by a Borrower or any of the Restricted Subsidiaries, in each case, granted in the ordinary course of business in favour of a person that is not a Lender or an Affiliate of a Lender, with which such accounts are maintained, securing Permitted Hedging up to an aggregate amount not to exceed U.S.$20,000,000;

(p)

Security Interests securing (i) the Permitted Debt referenced in subparagraph (e) in the definition thereof, (ii) the Permitted Debt referenced in subparagraph (h) in the definition thereof (excluding any Debt incurred or subsisting under or in connection with the EDC- Backed LC Facility or the EDC Indemnity) provided that such Security Interests do not attach generally to all or substantially all of the undertaking, assets and property of the Canadian Borrower or any Restricted Subsidiary unless in the case of a Restricted Subsidiary, its assets primarily consist of assets financed by such Permitted Debt and (iii) all other Permitted Debt but only to the extent such Security Interests arise in connection with rights of set-off;

(q)

landlords’ liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the undertaking, assets and property of a Borrower or Restricted Subsidiary unless in the case of a Restricted Subsidiary, its assets primarily consist of and relate to the premises leased or are located thereon;

(r)

liens or deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money), (ii) statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business or (iii) leases of real property entered into in the ordinary course of business, in each case, to which a Borrower or Restricted Subsidiary is a party;

(s)

Security Interests resulting from the deposit of cash or Approved Securities or Security Interests on other assets as security when a Borrower or Restricted Subsidiary is required by a Governmental Authority or by normal business practice to provide such deposits or security in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same, or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by Applicable Law;

(t)

rights and interests created by notice by any Department of Highways or similar authorities with respect to proposed highways and which do not materially impair the operation of the business of a Borrower or Restricted Subsidiary;

(u)

lis pendens that may be registered against any real property or interest therein of a Borrower or a Restricted Subsidiary in respect of any action or proceeding against such Borrower or such Restricted Subsidiary or in which it is a defendant but with respect to which action or proceeding no judgment, award or attachment against such Borrower or such Restricted Subsidiary has been granted or made and which such Borrower or such Restricted Subsidiary is defending in good faith;

(v)	Security Interests granted to the Collateral Agent which at the time granted are subject to the CAIA and secure Parity Lien Obligations;

(w)	Security Interests that are deemed security interests under the PPSA (Australia) that do not, in substance, secure payment or performance of an obligation;

(x)

Security Interests on the proceeds of the New High Yield Notes or notes issued on or after the date hereof that are held in an escrow account or segregated bank account (together with liens on any additional cash and cash equivalents required to be deposited therein for the purpose of funding interest on such notes and to supplement the proceeds of such notes in an amount equal to any original issue discount to ensure that such proceeds are sufficient to repay the principal amount of such notes) as security for such notes; and

(y)

any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Security Interest referred to in the preceding subparagraphs (a) to (x) inclusive of this definition, so long as any such extension, renewal or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed or replaced (plus improvements on such property) and the indebtedness or obligation secured thereby is not increased;

provided that, without affecting the character or status of any of the above described Security Interests as being permitted hereunder, nothing in this definition shall in and of itself cause the Loans or the other Obligations hereunder to be subordinated in priority of payment to any such Permitted Encumbrance or cause any Security Interests in favour of the Lenders or the Agent on behalf of the Lenders to rank subordinate to any such Permitted Encumbrance.

“Permitted Hedging” means Financial Instruments entered into by a Borrower or a Restricted Subsidiary which are entered into in the ordinary course of business and for hedging purposes and not for speculative purposes; provided that, such Financial Instruments are consistent with the Canadian Borrower’s board- approved hedging policy.

“Permitted Junior Debt” means (i) the New High Yield Notes and (ii) any other Permitted Debt created, incurred or issued by a Secured Loan Party which is subordinated and/or unsecured; provided that “Permitted Junior Debt” shall exclude the Existing Debt, the EDC-Backed LC Facility and the EDC Indemnity.

“Permitted Junior Debt Refinancing” means, for the purposes of Section 10.2(1)(h), any new Permitted Debt of a Secured Loan Party which is issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, or defease any then existing Permitted Junior Debt; provided that:

(a)

the principal amount (or accreted value, if applicable) of such new Permitted Debt does not exceed the maximum principal amount (or accreted value, if applicable) of the original principal amount of the Permitted Junior Debt being extinguished (excluding, for certainty all accrued and unpaid interest on such then existing Permitted Junior Debt and the amount of all costs, fees, expenses and premiums incurred in connection with such extinguishment); and

(b)	such Permitted Debt is unsecured or secured by a Permitted Encumbrance.

“Permitted Replacement” means the replacement of those directors who have died or have been found to be of unsound mind by a court of competent jurisdiction or who are otherwise ineligible to serve as directors in accordance with Applicable Law.

“Petroleum Substances” means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“POA Fronted Lender” has the meaning set out in Section 7.4(4).

“POA Fronting Lender” has the meaning set out in Section 7.4(4).

“POA LC” means a Letter of Credit issued by the Syndicated Facility Lenders (each as to their Rateable Portion thereof) under the Syndicated Facility and executed by the Agent in the name and on behalf of, as attorney-in-fact for, the Syndicated Facility Lenders, with each such Letter of Credit to include the provisions and to be substantially in the form annexed hereto as Schedule I.

“Post-Closing Reorganization Drawdowns” means any Drawdowns which are (a) made on the Effective Date, (b) wholly used to fund the making and/or repayment of intercompany loans among the Canadian Borrower and/or any Restricted Subsidiaries and (c) repaid in full within three (3) Banking Days after the Effective Date.

“Pounds Sterling” or “£” means the lawful money of the United Kingdom of Great Britain and Northern Ireland.

“Power of Attorney” means a power of attorney provided by the Canadian Borrower to a Lender with respect to Bankers’ Acceptances in accordance with and pursuant to Section 6.4 hereof.

“PPSA (Australia)” means the Personal Property Securities Act 2009 (Cth) and any regulations in force at any time under the Personal Property Securities Act 2009 (Cth), including the Personal Property Securities Regulations 2010 (Cth).

“Prepaid Obligations” means “take or pay”, forward sale, prepaid or similar liabilities of a person whereby such person is obligated to settle, at some future date, an obligation in respect of Petroleum Substances, whether by deliveries (accelerated or otherwise) of Petroleum Substances, the payment of money or otherwise, including the transfer of any Petroleum Substances, whether in place or when produced, for a period of time until, or of an amount such that, the lender or purchaser will realize therefrom a specified amount of money (however determined, including by reference to interest rates or other factors which may not be fixed) or a specified amount of such products or any interest in property of the character commonly referred to as a “production payment” and all such obligations for which such person is liable without having received and retained a payment therefor or having assumed such obligation.

“Priority Lien Debt” has the meaning given to such term in the CAIA.

“Priority Lien” has the meaning given to such term in the CAIA.

“Priority Lien Obligations” has the meaning given to such term in the CAIA.

“Priority Lien Representative” has the meaning given to such term in the CAIA.

“Project Finance SPV” means any Subsidiary of the Canadian Borrower who carries on the Business, the only assets of which are those used or intended for use in connection with or created or generated by, or derived from, only such Business of such Subsidiary and which has been designated as a Project Finance SPV by notice in writing from the Canadian Borrower to the Agent; provided that any such designation may be revoked (on a one-time basis) by notice in writing from the Canadian Borrower to the Agent and, unless any such designation is so revoked, any Project Finance SPV is not, and cannot be designated as, a Restricted Subsidiary or an Unrestricted Subsidiary.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or personal property (including a lease of such property), whether or not secured, any extensions, renewals or refinancings of any such obligation; provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refinancing is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon and the proceeds thereof.

“Quarter End” means March 31, June 30, September 30 and December 31 in each year.

“Rateable” and “Rateably” means, at any date of determination, the proportion that (a) the Equivalent Amount in United States Dollars of the amount of the Secured Obligations of any Lender and any of their Bank Product Affiliates and Hedging Affiliates bears to (b) the Equivalent Amount in United States Dollars of the aggregate amount of the Secured Obligations of all Secured Parties, as determined at the Adjustment Time.

“Rateable Portion”, as regards any Lender, with regard to any amount of money, means (subject to Section 6.5 in respect of the rounding of allocations of Bankers’ Acceptances):

(a)

in respect of the Syndicated Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Syndicated Facility Lender’s Syndicated Facility Commitment by (ii) the aggregate of all of the Syndicated Facility Lenders’ Syndicated Facility Commitments;

(b)

in respect of the Canadian Operating Facility and Drawdowns, Conversions, Rollovers and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Canadian Operating Facility Commitment by (ii) the aggregate of all of the Lenders’ Canadian Operating Facility Commitments; and

(c)

in respect of the Australian Operating Facility and Drawdowns, Conversions and Loans and other amounts payable thereunder, the product obtained by multiplying that amount by the quotient obtained by dividing (i) that Lender’s Australian Operating Facility Commitment by (ii) the aggregate of all of the Lenders’ Australian Operating Facility Commitments,

provided that, for certainty, with respect to a given Lender and the payment of all Obligations owing to such Lender (i) on the Maturity Date applicable to such Lender or (ii) pursuant to Section 2.23, the amount of such payment shall be deemed to be such Lender’s Rateable Portion thereof.

“Realization Proceeds” has the meaning set out in Section 12.7.

“Related Party” means any person which is any one or more of the following:

(a)	an Affiliate of the Canadian Borrower or any of its Subsidiaries;

(b)

a unitholder, shareholder or partner of the Canadian Borrower or any Subsidiary which, together with all Affiliates of such person, owns or controls, directly or indirectly, more than 10% of the units, shares, capital or other ownership interests (however designated) of the Canadian Borrower or any Subsidiary, or an Affiliate of any such unitholder, shareholder or partner;

(c)	an officer, director or trustee of any of the foregoing; and

(d)	a person which is not at arm’s length from the Canadian Borrower and its Subsidiaries.

“Release” means any release, spill, emission, leak, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or sub surface strata.

“Repayment Notice” means a notice substantially in the form annexed hereto as Schedule F to be given to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, by a Borrower pursuant hereto.

“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

“Requested Lenders” has the meaning set out in Section 2.20.

“Required Permits” means all Governmental Authorizations which are necessary at any given time for the Canadian Borrower and the Restricted Subsidiaries to own and operate their respective property, assets, rights and interests or to carry on their respective business and affairs.

“Resolution Authority” means, with respect to an EEA Financial Institution, an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Restricted Subsidiary” means (a) any Subsidiary of the Canadian Borrower that is a Borrower and (b) any other Subsidiary of the Canadian Borrower that is not an Unrestricted Subsidiary or a Project Finance SPV.

“Revolving Credit Facilities” means, collectively, the Syndicated Facility, the Canadian Operating Facility and the Australian Operating Facility, and “Revolving Credit Facility” means any one of such credit facilities.

“Ring Fence Test (Restricted Group)” has the meaning set out in Section 10.1(1)(p)(i).

“Ring Fence Test (Secured Loan Parties)” has the meaning set out in Section 10.1(1)(p)(ii).

“Rollover” means:

(a)

with respect to any SOFR Loan or BBSY Loan, the continuation of all or a portion of such Loan (subject to the provisions hereof) for an additional Interest Period subsequent to the initial or any subsequent Interest Period applicable thereto;

(b)

with respect to Bankers’ Acceptances, the issuance of new Bankers’ Acceptances or the making of new BA Equivalent Advances (subject to the provisions hereof) in respect of all or any portion of Bankers’ Acceptances (or BA Equivalent Advances made in lieu thereof) maturing at the end of the Interest Period applicable thereto, all in accordance with Article 6 hereof; and

(c)

with respect to any Letter of Credit, the extension or replacement of such Letter of Credit, provided the beneficiary thereof (including any successors or permitted assigns thereof) remains the same, the maximum amount available to be drawn thereunder is not increased, the currency in which the same is denominated remains the same and the terms upon which the same may be drawn remain the same;

in each case, under the same Credit Facility under which the maturing Loan was made.

“Rollover Date” means the date of commencement of a new Interest Period applicable to a Loan and which shall be a Banking Day.

“Rollover Notice” means a notice substantially in the form annexed hereto as Schedule G to be given to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable by a Borrower pursuant hereto.

“S&P” means S&P Global Ratings, a division of S&P Global Inc. and any successors thereto.

“Sanctioned Person” means, subject to the Foreign Extraterritorial Measures Act (Canada):

(a)	a person that is designated under, listed on, or owned or controlled by a person designated under or listed on, or acting on behalf of a person designated under or listed on, any Sanctions List;

(b)

a person that is incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions Regulations; or

(c)

a person that is otherwise a target of Sanctions Regulations (“target of Sanctions Regulations” signifying a person with whom another person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities).

“Sanctions Authority” means, subject to the Foreign Extraterritorial Measures Act (Canada), any of: (a) the Canadian government; (b) the United States of America government; (c) the United Nations Security Council; (d) in respect of a Borrower or Restricted Subsidiary, any other national government having legal jurisdiction over it, determined without regard to the business and activities of the Agent and the Lenders and excluding, for certainty, any laws and regulations (other than the laws and regulations of the United States of America, except to the extent the same would contravene the Foreign Extraterritorial Measures Act (Canada) or statutes of equivalent effect in any relevant jurisdiction) that are applicable solely by virtue of the extraterritorial application of the laws and regulations of any country; or (e) the respective governmental institutions, departments and agencies of any of the foregoing to the extent applicable to the Canadian Borrower or a Subsidiary, including Foreign Affairs, Trade and Development Canada, Public Safety Canada, OFAC and the United States Department of State; and “Sanctions Authorities” means all of the foregoing Sanctions Authorities, collectively.

“Sanctions List” means, subject to the Foreign Extraterritorial Measures Act (Canada), any of: (a) the “Specially Designated Nationals and Blocked Persons” list maintained by OFAC or the U.S. Department of State or (b) in respect of a Subsidiary, any substantially similar list maintained by, or public announcement of any designation of Sanctions Regulations made by, any of the Sanctions Authorities applicable to it.

“Sanctions Regulations” means any sanctions laws, regulations, executive orders, and other official government pronouncements or actions that establish economic sanctions administered or enforced by (a) the United States of America or Canada and (b) in respect of a Borrower or a Restricted Subsidiary, any other country which has legal jurisdiction over it, determined without regard to the business and activities of the Agent and the Lenders and excluding, for certainty, any laws or regulations (other than the laws and regulations of the United States of America, except to the extent the same would contravene the Foreign Extraterritorial Measures Act (Canada) or statutes of equivalent effect in any relevant jurisdiction) that are applicable solely by virtue of the extraterritorial application of the laws and regulations of any country.

“Schedule I Lender” means a Lender which is a Canadian chartered bank listed on Schedule I to the Bank Act (Canada).

“Schedule II Lender” means a Lender which is a Canadian chartered bank listed on Schedule II to the Bank Act (Canada).

“Schedule III Lender” means a Lender which is an authorized foreign bank listed on Schedule III to the Bank Act (Canada).

“Secured Debt Documents” has the meaning given to such term in the CAIA.

“Secured Loan Party” means, as determined at any time and from time to time, a Borrower or Restricted Subsidiary that has (a) guaranteed the Secured Obligations and (b) granted valid and enforceable Security Interests to the Collateral Agent over all or substantially all of its assets (except any Excluded Collateral) pursuant to the Security; and “Secured Loan Parties” means all of them.

“Secured Obligations” means, collectively, the Obligations, the Bank Product Obligations, the Lender Financial Instrument Obligations under and pursuant to Permitted Hedging, and the Erroneous Payment Subrogation Rights.

“Secured Parties” means, collectively, the Agent, the Collateral Agent, the Lenders, the Bank Product Affiliates and the Hedging Affiliates; and “Secured Party” means any one of them.

“Security” means, collectively, the debentures, charges, debenture pledge agreements, pledge agreements, assignments, security trust agreements, mortgage agreements, chattel mortgage agreement and other security agreements executed and delivered to the Collateral Agent or the Agent, or required to be executed and delivered to the Collateral Agent or the Agent, by any of the Borrowers and the Restricted Subsidiaries pursuant to this Agreement and/or the CAIA.

“Security Interest” means mortgages, chattel mortgages, charges, pledges, hypothecs, assignments by way of security, security trusts, conditional sales or other title retentions, security created under the Bank Act (Canada), any security interest created under or defined in the PPSA (Australia), liens, encumbrances or security interests in property, howsoever created or arising, whether fixed or floating, perfected or not, which secure payment or performance of an obligation and, including, in any event:

(a)

deposits or transfers of cash, marketable securities or other financial assets under any agreement or arrangement whereby such cash, securities or assets may be withdrawn, returned or transferred only upon fulfilment of any condition as to the discharge of any other indebtedness or other obligation to any creditor;

(b)

(i) rights of set-off or (ii) any other right of or arrangement of any kind with any creditor which, in the case of either (i) or (ii), are made, created or entered into, as the case may be, for the purpose of or having the effect (directly or indirectly) of (A) securing Debt, (B) preferring some holders of Debt over other holders of Debt or (C) having the claims of any creditor be satisfied prior to the claims of other creditors with or from the proceeds of any properties, assets or revenues of any kind now owned or later acquired (other than, with respect to any of the foregoing in this part (b), (x) non-consensual rights of set-off granted or arising under applicable law and (y) consensual rights of set-off granted or arising in the ordinary course of business and not with respect to any Debt);

(c)	the rights of lessors under Finance Leases but excluding, for certainty, the rights of lessors under Operating Leases; and

(d)	absolute assignments of accounts receivable.

“Senior Secured Net Funded Debt” means, as at any time, Net Funded Debt (other than Parity Lien Obligations) that is secured by the Security or a Security Interest on any asset or property of the Canadian Borrower or any Restricted Subsidiary which ranks pari passu with or senior in priority to the Security.

“Senior Secured Net Funded Debt to EBITDA Ratio” means, as at a Quarter End, the ratio of (a) Senior Secured Net Funded Debt as at such Quarter End to (b) EBITDA for the 12 months ending at such Quarter End.

“Series of First Priority Debt” has the meaning given to such term in the CAIA.

“SOFR” means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Interpolated Rate” means, for any SOFR Non-Standard Interest Period, the rate per annum determined by the Agent (which determination shall be presumed correct absent manifest error) to be equal to the rate that results from interpolating on a linear basis between: (a) the sum of Term SOFR for the longest term for which the Term SOFR is available that is shorter than such SOFR Non-Standard Interest Period plus the applicable Term SOFR Adjustment for such longest term and (b) the Term SOFR for the shortest term for which the Term SOFR is available that exceeds such SOFR Non-Standard Interest Period plus the applicable Term SOFR Adjustment for such shortest term, in each case, at such time; provided that when determining the SOFR Interpolated Rate for a SOFR Non-Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be the Adjusted Term SOFR for SOFR Loans with an Interest Period of one (1) month.

“SOFR Loan” means an Advance in, or Conversion into, United States Dollars made by the applicable Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified that interest is to be calculated by reference to Adjusted Term SOFR, and each Rollover in respect thereof.

“SOFR Non-Standard Interest Period” means, with respect to a SOFR Loan, an Interest Period which is for a term other than 1, 3 or 6 months.

“Solvency Certificate” means a certificate substantially in the form annexed hereto as Schedule O, to be delivered by the Canadian Borrower to the Agent on the Effective Date.

“Spot Rate” means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at the close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent on the Banking Day such conversion is to be made in accordance with its normal practice.

“Subject Lender” has the meaning set out in Section 2.23(1).

“Subsidiary” means, with respect to any person (“X”):

(a)

any corporation or exempted company of which at least a majority of the outstanding shares having by the terms thereof ordinary voting power to elect a majority of the board of directors of such corporation or exempted company (irrespective of whether at the time shares of any other class or classes of such corporation or exempted company might have voting power by reason of the happening of any contingency, unless the contingency has occurred and then only for as long as it continues) is at the time directly, indirectly or beneficially owned or controlled by X or one or more of its Subsidiaries, or X and one or more of its Subsidiaries;

(b)

any partnership of which, at the time, X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries: (i) directly, indirectly or beneficially own or control more than 50% of the income, capital, beneficial or ownership interests (however designated) thereof; and (ii) is a general partner, in the case of limited partnerships, or is a partner or has authority to bind the partnership, in all other cases; or

(c)

any other person of which at least a majority of the income, capital, beneficial or ownership interests (however designated) are at the time directly, indirectly or beneficially owned or controlled by X, or one or more of its Subsidiaries, or X and one or more of its Subsidiaries, provided that, unless otherwise expressly provided or the context otherwise requires, references herein to “Subsidiary” or “Subsidiaries” shall be and shall be deemed to be references to Subsidiaries of the Canadian Borrower.

“Subsidiary Guarantees” means, collectively, the guarantees executed and delivered, or required to be executed and delivered, by the Restricted Subsidiaries which are Loan Parties under and pursuant to this Agreement substantially in the form of Schedule H-1 annexed hereto with such modifications, insertions and amendments as may be required by the Agent and agreed to by the Canadian Borrower, each acting reasonably.

“Successor Agent” has the meaning set out in Section 15.10.

“Swedish Companies Act” means the Swedish act on limited liability companies from 2005 (Sw. Aktiebolagslagen (2005:551)) (as amended).

“Swiss Federal Tax Administration” means the tax authorities referred to in art. 34 of the Swiss Withholding Tax Act.

“Swiss Guarantor” means any Restricted Subsidiary incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to art. 9 of the Swiss Withholding Tax Act.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

“Syndicated Facility” means the revolving credit facility in the maximum principal amount of U.S.$700,000,000 or the Equivalent Amount in any other currency to be made available to the North American Borrowers by the Syndicated Facility Lenders in accordance with the provisions hereof, subject to any increase or reduction in accordance with the terms hereof.

“Syndicated Facility Commitment” means the commitment by each Lender under the Syndicated Facility to provide the amount of United States Dollars (or the Equivalent Amount thereof) set forth opposite its name in Schedule A annexed hereto, subject to any increase or reduction in accordance with the terms hereof.

“Syndicated Facility Extending Lender” has the meaning set out in Section 2.20(3).

“Syndicated Facility Extension Request” has the meaning set out in Section 2.20(1).

“Syndicated Facility Lenders” means, collectively, the Lenders which have Syndicated Facility Commitments.

“Syndicated Facility Maturity Date” means, with respect to the Syndicated Facility, October 13, 2025 or such later date to which the same may be extended from time to time with respect to a given Syndicated Facility Lender in accordance with Section 2.20.

“Syndicated Facility Non-Extending Lender” has the meaning set out in Section 2.20(3).

“Syndicated Facility Notice of Non-Extension” has the meaning set out in Section 2.20(3).

“Taxes” means all taxes, levies, imposts, stamp taxes, duties, fees, deductions, withholdings, charges, compulsory loans or restrictions or conditions resulting in a charge which are imposed, levied, collected, withheld or assessed by any country or political subdivision or taxing authority thereof now or at any time in the future, together with interest thereon and penalties, charges or other amounts with respect thereto, if any, and “Tax” and “Taxation” shall be construed accordingly; provided that “Taxes” shall not include any US federal withholding tax imposed by FATCA.

“Term SOFR” means, for any Interest Period for a SOFR Loan, the Term SOFR Reference Rate (rounded upward to the nearest fifth decimal place, if necessary) for a tenor comparable to the applicable Interest Period on the day (the “Term SOFR Determination Day”) that is 2 U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than 3 U.S. Government Securities Business Days prior to such Term SOFR Determination Day. If such first preceding U.S. Government Securities Business Day is more than 3 U.S. Government Securities Business Days prior to such Term SOFR Determination Day, Section 13.1 will apply.

“Term SOFR Adjustment” means, with respect to Term SOFR, 0.10% (10 basis points) per annum for an Interest Period of one-month’s duration, 0.15% (15 basis points) per annum for an Interest Period of three- months’ duration, and 0.25% (25 basis points) per annum for an Interest Period of six-months’ duration.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its discretion, acting reasonably).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Threshold Amount” means the greater of (a) U.S.$60,000,000 and (b) 3% of Consolidated Net Tangible Assets, or the Equivalent Amount thereof in any other currency.

“TLA Facility” means the non-revolving term loan credit facility in the maximum principal amount of U.S.$150,000,000 to be made available to the Canadian Borrower by the TLA Facility Lenders in accordance with the provisions hereof, subject to any increase or reduction in accordance with the terms hereof.

“TLA Facility Commitment” means the commitment by each Lender under the TLA Facility to provide the amount of United States Dollars set forth opposite its name in Schedule A annexed hereto, subject to any increase or reduction in accordance with the terms hereof.

“TLA Facility Lender” means, collectively, the Lenders which have TLA Facility Commitments.

“TLA Facility Maturity Date” means October 13, 2025.

“TLA Quarterly Payment” means a quarterly payment of Outstanding Principal under the TLA Facility in the amount of U.S.$10,000,000.

“Transactions” means, collectively, the Acquisition and the Financing Transactions.

“U.S. Base Rate” means, for any day, the greatest of:

(a)

the rate of interest per annum established from time to time by the Agent or the Canadian Operating Facility Lender, as applicable, as the reference rate of interest for the determination of interest rates that the Agent or the Canadian Operating Facility Lender, as applicable, will charge to customers of varying degrees of creditworthiness in Canada for United States Dollar demand loans in Canada;

(b)

the rate of interest per annum for such day or, if such day is not a Banking Day, on the immediately preceding Banking Day, equal to the sum of the Federal Funds Rate (expressed for such purpose as a yearly rate per annum in accordance with Section 5.6), plus 0.75% per annum; and

(c)

the Adjusted Term SOFR for a period of 1 month on such day (or in respect of any day that is not a Banking Day, such Adjusted Term SOFR in effect on the immediately preceding Banking Day) plus 0.75% per annum, provided that (i) if all such rates are equal or if such Federal Funds Rate and such Adjusted Term SOFR are unavailable for any reason on the date of determination, the U.S. Base Rate shall be the rate specified in (a) above and (ii) if the U.S. Base Rate as so determined would be less than the Floor on any day, the U.S. Base Rate will be deemed to be the Floor on such day for all purposes of this Agreement.

“U.S. Base Rate Loan” means an Advance in, or Conversion into, United States Dollars made by the applicable Lenders to the Canadian Borrower with respect to which the Canadian Borrower has specified or a provision hereof requires that interest is to be calculated by reference to the U.S. Base Rate.

“U.S. Borrowers” means, subject to Section 10.1(1)(v), collectively, Enerflex USA and Enerflex Holdings, and “U.S. Borrower” means either one of them.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Uniform Customs” has the meaning set out in Section 7.10(7).

“United States Dollars” and “U.S.$” means the lawful money of the United States of America.

“Unrestricted Cash” means (a) cash which is lawful currency in Canada, the United States of America, Australia or the United Kingdom of Great Britain and Northern Ireland, Euros and, in the case of any jurisdiction in which the Canadian Borrower or Restricted Subsidiaries conduct business, such other local currencies that are held from time to time in the ordinary course of business or in accordance with industry practice or Applicable Law in the relevant jurisdiction, and (b) Approved Securities, which, in the case of both the foregoing clauses (a) and (b), is or are (i) beneficially owned by a Secured Loan Party, (ii) unrestricted on the consolidated balance sheet of the Canadian Borrower, (iii) unencumbered (except by the Security) and (iv) subject to a first-ranking lien (subject to the Permitted Encumbrances set forth in subparagraphs (a), (d) and (n)) under the Security.

“Unrestricted Subsidiary” means any Subsidiary (other than a Project Finance SPV) that has been designated (or is deemed to have been designated) by the Canadian Borrower as an Unrestricted Subsidiary in compliance with the provisions hereof.

“Unsecured Loan Party” means, as determined at any time, a Borrower or Restricted Subsidiary that (a) has guaranteed the Secured Obligations pursuant to a Subsidiary Guarantee and (b) is not a Secured Loan Party; and “Unsecured Loan Parties” means all of them.

“Voting Shares” means shares or capital stock of any class of any corporation or exempted company which carries voting rights to elect the board of directors thereof under any circumstances, provided that, for purposes hereof, shares which carry the right to so vote conditionally upon the happening of an event shall not be considered Voting Shares until the occurrence of such event.

“Wholly-Owned Subsidiary” means, with respect to any person (“X”):

(a)	a corporation or exempted company, all of the issued and outstanding shares in the capital of which are beneficially held by:

(i)	X;

(ii)	X and one or more corporations or exempted companies, all of the issued and outstanding shares in the capital of which are held by X; or

(iii)	two or more corporations or exempted companies, all of the issued and outstanding shares in the capital of which are held by X;

(b)	a corporation or exempted company which is a Wholly-Owned Subsidiary of a corporation or exempted company that is a Wholly-Owned Subsidiary of X; or

(c)	a partnership, all of the partners of which are X and/or Wholly-Owned Subsidiaries of X,

provided that (i) unless otherwise expressly provided or the context otherwise requires, references herein to “Wholly-Owned Subsidiary” or “Wholly-Owned Subsidiaries” shall be and shall be deemed to be references to Wholly-Owned Subsidiaries of the Canadian Borrower and (ii) Enerflex Middle East LLC shall for all purposes hereof be a Wholly-Owned Subsidiary of the Canadian Borrower (but only while Enerflex Middle East LLC shall remain a Loan Party).

“Write-Down and Conversion Powers” means (a) with respect to any EEA Resolution Authority, the write- down and conversion powers of such EEA Resolution Authority from time to time under the Bail-in Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-ln Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2	Headings; Articles and Sections

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and exempted companies and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Accounting Principles; Accounting Change

(1)

Except as otherwise herein provided, wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles.

(2)

In the event that any Accounting Change occurs, the Canadian Borrower will provide notice thereof to the Agent (an “Accounting Change Notice”) together with a description of the nature of such Accounting Change. Any Accounting Change Notice shall be delivered within 60 days after the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days after the end of such period. Such Accounting Change Notice shall describe the effect and quantification (except where impracticable) of such Accounting Change on the Canadian Borrower’s current and immediately prior year’s financial statements. Such Accounting Change Notice shall state whether the Canadian Borrower wishes to revise the method of calculating one or more of the Financial Calculations (including the revision of any of the defined terms used in the determination of such Financial Calculation).

(3)

Upon receipt of an Accounting Change Notice, the Agent or the Majority of the Lenders, as applicable, will notify the Canadian Borrower within 30 days after receipt of the Accounting Change Notice whether or not they agree or disagree with the Canadian Borrower’s request.

(4)

If the Agent or the Majority of the Lenders disagree with the Canadian Borrower’s request in the Accounting Change Notice, the Canadian Borrower and the Lenders shall in good faith attempt to agree on a revised method of calculating such Financial Calculations, provided that until such time as any such agreement has been reached, such method of calculation shall not be revised and all amounts to be determined thereunder shall be determined without giving effect to the Accounting Change.

(5)

If a Compliance Certificate is delivered in respect of a fiscal quarter or fiscal year in which an Accounting Change is implemented without giving effect to any revised method of calculating any of the Financial Calculations, and subsequently, as provided above, the method of calculating one or more of the Financial Calculations is revised in response to such Accounting Change, or the amounts to be determined pursuant to any of the Financial Calculations are to be determined without giving effect to such Accounting Change, the Canadian Borrower shall, as soon as reasonably possible, deliver a revised Compliance Certificate. Any Event of Default which arises as a result of such Accounting Change and which is cured by this Section 1.4 shall be deemed to have never occurred.

(6)	Any ratio or basket availability under this Agreement will be calculated as if the changes in IFRS made as a result of IFRS 16 had not occurred with respect to Operating Leases.

1.5	References to Agreements and Enactments

Reference herein to any agreement, instrument, licence or other document shall be deemed to include reference to such agreement, instrument, licence or other document as the same may from time to time be amended, modified, supplemented or restated in accordance with the provisions of this Agreement if and to the extent such provisions are applicable; and reference herein to any enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended from time to time and to any successor enactment.

1.6	Per Annum Calculations

Unless otherwise stated, wherever in this Agreement reference is made to a rate “per annum” or a similar expression is used, such rate shall be calculated on the basis of a year of 365 days.

1.7	Swedish Terms

In this Agreement and any other Document, where it relates to a Restricted Subsidiary incorporated in Sweden, a reference to:

(a)

an “assignment”, “arrangement” or “composition” with any creditor includes a företagsrekonstruktion, konkursförfarande, or ackorduppgörelse under the Swedish Bankruptcy Act (Sw. konkurslag (1987:672)) or the Swedish Reorgansation Act (Sw. lag (1996:764) om företagsrekonstruktion) (as the case may be);

(b)	a “receiver” or “manager” includes a konkursförvaltare, företagsrekonstruktör or likvidator under Swedish law;

(c)	a “merger” includes any fusion implemented in accordance with Chapter 23 of the Swedish Companies Act;

(d)	a “liquidation”, “administration” or “dissolution” includes a tvångslikvidation under Chapter 25 of the Swedish Companies Act;

(e)

a “guarantee” includes any garanti under Swedish law which is independent from the debt to which it relates and any borgen under Swedish law which is accessory to or dependent on the debt to which it relates;

(f)	“gross negligence” means grov vårdslöshet under Swedish law;

(g)

if any party to this Agreement or any other Document, that is incorporated in Sweden (the “Swedish Obligated Party”) is required to hold an amount on trust on behalf of another party (the “Beneficiary”), the Swedish Obligated Party shall hold such money as agent for the Beneficiary and such amounts shall be treated as “escrow funds” (Sw. redovisningsmedel) and held on a separate account in accordance with the Swedish Act of 1944 in respect of assets held on account (Sw. lag (1944:181) om redovisningsmedel) and shall promptly pay or transfer the same to the Beneficiary or as the Beneficiary may direct; and

(h)

notwithstanding anything to the contrary in this Agreement or in any other Document, the release of any perfected Security (or Security which purports to be or is required to be perfected) under any Document governed by Swedish law or where a Document includes Swedish law perfection requirements, shall always be subject to the prior written consent of the Agent (such consent shall be given on a case by case basis, at the sole discretion of the Agent other than following the discharge in full of the Secured Obligations).

1.8	Dutch Terms

(1)	In this Agreement and any other Document, where it relates to a Restricted Subsidiary incorporated in the Netherlands, a reference to:

(a)

a “Security Interest” includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(b)	a “winding-up”, “administration” or “dissolution” includes a Dutch person being declared bankrupt (failliet verklaard) or dissolved (ontbonden);

(c)	a “moratorium” includes a surseance van betaling;

(d)

any step or procedure taken in connection with insolvency proceedings includes a Dutch person having filed a notice under section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990);

(e)	a “trustee”, “receiver” or “administrator” includes a curator;

(f)	an “administrator” includes a bewindvoerder;

(g)	a “liquidator” includes a vereffenaar;

(h)	an “attachment” includes a beslag;

(i)	a “group” includes a groep;

(j)	a “Subsidiary” includes a dochtermaatschappij;

(k)	an “Affiliate” includes a groepsmaatschappij;

(l)	a “merger” includes a juridische fusie, aandelenfusie and bedrijfsfusie;

(m)	a “director” includes a bestuurder; and

(n)	“constitutional documents” include an akte van oprichting and statuten.

1.9	Interest Rates; Benchmark Notification

The interest rate on a Loan may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 13.1 provides a mechanism for determining an alternative rate of interest. The Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to (a) the continuation of, the administration of, submission of, calculation of, performance of or any other matter related to any interest rate used in this

Agreement (including, Canadian Prime Rate, U.S. Base Rate, CDOR Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR) or any component definition thereof or rates referred to in the definition thereof, or with respect to any alternative or successor rate thereto, or replacement rate thereof (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Canadian Prime Rate, U.S. Base Rate, CDOR Rate, Daily Simple SOFR, Adjusted Daily Simple SOFR, SOFR, Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR (or any component thereof) prior to its discontinuance or unavailability or (b) the effect, implementation or composition of any Conforming Changes. The Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate (or component thereof) used in this Agreement or any alternative, successor or replacement rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referred to in the definition thereof or any other Benchmark, in each case pursuant to and in accordance with the terms of this Agreement, and shall have no liability to the Borrowers, any Lender or any other person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.10	Schedules

The following are the Schedules annexed hereto and incorporated by reference and deemed to be part hereof:

Schedule A	-	Lenders and Commitments
Schedule B	-	Assignment Agreement
Schedule C	-	Compliance Certificate
Schedule D	-	Conversion Notice
Schedule E	-	Drawdown Notice
Schedule F	-	Repayment Notice
Schedule G	-	Rollover Notice
Schedules H-1 and H-2	-	Form of Subsidiary Guarantee and Parent Guarantee
Schedules H-3 to H-6		Form of Security
Schedule I	-	Form of POA LC
Schedule J	-	Loan Parties at Closing
Schedule K	-	Subsidiaries
Schedule L	-	Form of Australian Letter of Credit
Schedule M	-	[Reserved]
Schedule N	-	Form of Solvency Certificate
Schedule O	-	Guarantee Subordination Terms
Schedule P	-	Existing Letters of Credit
Schedule Q	-	Supplemental Security Principles

ARTICLE 2

THE CREDIT FACILITIES

2.1	The Credit Facilities

Subject to the terms and conditions hereof, each of the Lenders under a Credit Facility shall make available to the applicable Borrower such Lender’s Rateable Portion of such Credit Facility. Subject to Section 2.18, the Outstanding Principal under a given Credit Facility shall not exceed the maximum principal amount of such Credit Facility.

2.2	Types of Availments

(1)

The Canadian Borrower may make Drawdowns, Conversions and Rollovers under either of the Syndicated Facility or the Canadian Operating Facility of Canadian Prime Rate Loans and Bankers’ Acceptances in Canadian Dollars, and SOFR Loans and U.S. Base Rate Loans in United States Dollars, each U.S. Borrower may make Drawdowns, Conversions and Rollovers under the Syndicated Facility of U.S. Base Rate Loans and SOFR Loans in United States Dollars. In addition, each North American Borrower may make Drawdowns and Rollovers under the Syndicated Facility of Letters of Credit denominated in Canadian Dollars, United States Dollars, Australian Dollars, Euros and Pounds Sterling and each other currency agreed to by the applicable Fronting Lender (in which case, the applicable Fronting Lender and the Canadian Borrower, each acting reasonably, shall agree upon the mechanics for completing Drawdowns and Rollovers of Letters of Credit in such other currency and the repayment mechanisms in connection therewith); provided that the Outstanding Principal of Letters of Credit outstanding under the Syndicated Facility shall not exceed [redacted – dollar amount]. Lastly, the Australian Borrower may make Drawdowns of, Conversions into, and Rollovers of, BBSY Loans under the Australian Operating Facility in Australian Dollars. The applicable Borrower shall have the option, subject to the terms and conditions hereof, to determine which types of Loans shall be drawn down and in which combinations or proportions.

(2)

The Canadian Borrower may make a single Drawdown and subsequent Conversions and Rollovers under the TLA Facility of SOFR Loans and U.S. Base Rate Loans in United States Dollars; provided that, only a single Drawdown under the TLA Facility is permitted and such Drawdown may only be made on the Effective Date. The undrawn portion of all TLA Facility Commitments will be automatically cancelled immediately after the funding of such Drawdown.

(3)

In addition to the foregoing, overdrafts arising from clearance of cheques or drafts drawn on the Canadian Dollar accounts and United States Dollar accounts of the Canadian Borrower maintained with the Canadian Operating Facility Lender, and designated by the Canadian Operating Facility Lender for such purpose, shall be deemed to be outstanding as Canadian Prime Rate Loans and U.S. Base Rate Loans, respectively, under the Canadian Operating Facility (each, a “Canadian Overdraft Loan”) and all references to Canadian Prime Rate Loans and U.S. Base Rate Loans (as applicable) shall include Canadian Overdraft Loans. For certainty, notwithstanding Section 2.7 or 2.15, no Drawdown Notice or Repayment Notice need be delivered by the Canadian Borrower in respect of Canadian Overdraft Loans.

(4)

In addition to the foregoing, the Australian Borrower may withdraw funds from the overdraft account maintained with the Australian Operating Facility Lender that has been designated by the Australian Operating Facility Lender for such purpose (“Australian Overdraft Account”), which shall be deemed to be outstanding as Australian overdraft loans under the Australian Operating Facility (each, an “Australian Overdraft Loan”). For certainty, notwithstanding Section 2.7 or 2.15, no Drawdown Notice or Repayment Notice need be delivered by the Australian Borrower in respect of Australian Overdraft Loans. In respect of such Australian Overdraft Loans, the Australian Borrower must pay the Australian Operating Facility Lender’s normal account service fees for accounts and loans, and any such fees may be debited to (a) the Australian Designated Account and (b) to the extent there are insufficient funds in the Australian Designated Account, the Australian Overdraft Account, at such times as the Australian Operating Facility Lender determines.

(5)	The Australian Borrower may, in Australian Dollars, make Drawdowns of Australian Letters of Credit in accordance with Section 2.26.

(6)	The Canadian Borrower may, in Canadian Dollars, make Drawdowns of Canadian Letters of Credit in accordance with Section 2.27.

2.3	Purpose

Each of the Credit Facilities is being made available for the general corporate purposes of the applicable Borrower including the funding of working capital requirements, the issuance of letters of credit, capital expenditures, the repayment of Debt (including the Existing Debt) and the funding of non-hostile acquisitions; provided that no Letter of Credit shall be issued in favour of EDC as security for, or otherwise in connection with, the Canadian Borrower’s obligations under the EDC Indemnity or the EDC-Backed LC Facility.

2.4	Availability and Nature of the Credit Facilities

(1)

Subject to the terms and conditions hereof, (i) the applicable Borrower may make Drawdowns under the applicable Revolving Credit Facility in respect of the applicable Commitments of a given Lender prior to, and only prior to, the Maturity Date applicable to such Lender and (ii) the Canadian Borrower may only make a single Drawdown under the TLA Facility on the Effective Date in respect of the TLA Facility Commitment of a given Lender.

(2)

Prior to the Maturity Date applicable to a Lender, each Revolving Credit Facility shall be a revolving credit facility and the applicable Borrower may increase or decrease Loans under such Revolving Credit Facility by making Drawdowns, repayments and further Drawdowns.

(3)

The TLA Facility shall be a non-revolving facility and each repayment of Outstanding Principal thereunder shall permanently reduce the TLA Facility Commitment of each TLA Facility Lender on a pro rata basis. For clarity, any Rollover or Conversion under the TLA Facility shall not constitute an optional repayment and shall not permanently reduce the TLA Facility Commitments.

(4)

For certainty, in no event shall a Lender be required to fund, participate in, or otherwise provide any portion of a Loan which has a maturity or expiry date, or which has an Interest Period which will expire, after the Maturity Date applicable to such Lender. In no event shall a Borrower request, or be entitled to obtain, a Loan which has a maturity or expiry date, or which has an Interest Period which will expire after the earliest Maturity Date then applicable to a Lender.

2.5	Minimum Drawdowns

(1)	Each Drawdown under the Syndicated Facility of the following types of Loans shall be in the following amounts indicated below:

(a)	with respect to the Canadian Borrower only, Bankers’ Acceptances in minimum aggregate amounts of Cdn.$5,000,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000;

(b)	SOFR Loans in minimum principal amounts of U.S.$5,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000;

(c)	with respect to the Canadian Borrower only, Canadian Prime Rate Loans in minimum principal amounts of Cdn.$1,000,000 and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(d)	U.S. Base Rate Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(2)	Each Drawdown under the Canadian Operating Facility of the following types of Loans shall be in the following amounts indicated below:

(a)	Bankers’ Acceptances in minimum aggregate amounts of Cdn.$500,000 at maturity and Drawdowns in excess thereof in integral multiples of Cdn.$100,000; and

(b)	SOFR Loans in minimum principal amounts of U.S.$500,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

(3)

Subject to Section 2.2(4), each Drawdown under the Australian Operating Facility of BBSY Loans shall be in the minimum aggregate amounts of the Equivalent Amount in Australian Dollars of Cdn.$500,000 at maturity and Drawdowns in excess thereof in integral multiples of the Equivalent Amount in Australian Dollars of Cdn.$100,000.

(4)	The single Drawdown under the TLA Facility of the following types of Loans shall be in the following amounts indicated below:

(a)	SOFR Loans in minimum principal amounts of U.S.$5,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000; and

(b)	U.S. Base Rate Loans in minimum principal amounts of U.S.$1,000,000 and Drawdowns in excess thereof in integral multiples of U.S.$100,000.

2.6	SOFR Loan and BBSY Loan Availability

Drawdowns of, Conversions into and Rollovers of (as applicable) requested SOFR Loans and BBSY Loans may only be made upon the Agent’s, the Canadian Operating Facility Lender’s or the Australian Operating Facility Lender’s, as applicable, prior favourable determination with respect to the matters referred to in Section 13.1.

2.7	Notice Periods for Drawdowns, Conversions and Rollovers

(1)

Subject to the provisions hereof, each North American Borrower may make a Drawdown, Conversion or Rollover under the Syndicated Facility and the Canadian Borrower may make a Drawdown, Conversion or Rollover under the TLA Facility, in each case, by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Agent not later than:

(a)

10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;

(b)

10:00 a.m. (Calgary time) two Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances;

(c)

10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans; and

(d)	10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date or Rollover Date, as the case may be, for the Drawdown or Rollover of Letters of Credit.

(2)

Subject to the provisions hereof, including Section 2.2(2), the Canadian Borrower may make a Drawdown, Conversion or Rollover under the Canadian Operating Facility by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Canadian Operating Facility Lender not later than:

(a)

10:00 a.m. (Calgary time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or the Rollover of SOFR Loans;

(b)

10:00 a.m. (Calgary time) one Banking Day prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into or Rollover of Bankers’ Acceptances; and

(c)	10:00 a.m. (Calgary time) on the proposed Drawdown Date or Conversion Date, as the case may be, for Drawdowns of or Conversions into Canadian Prime Rate Loans and/or U.S. Base Rate Loans.

(3)

Subject to the provisions hereof including Section 2.2(4), the Australian Borrower may make a Drawdown or Rollover under the Australian Operating Facility (and may make a Conversion of an Australian Overdraft Loan into a BBSY Loan) by delivering a Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be (executed in accordance with the definition of Officer’s Certificate), with respect to a specified type of Loan to the Australian Operating Facility Lender not later than 10:00 a.m. (Perth time) three Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date, as the case may be, for the Drawdown of, Conversion into, or the Rollover of, BBSY Loans.

2.8	Conversion Option

(1)

Subject to the provisions of this Agreement and except for Letters of Credit and BBSY Loans, a Borrower may convert the whole or any part of any type of Loan under a Credit Facility into any other type of permitted Loan available to it under the same Credit Facility by giving the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, a Conversion Notice in accordance herewith; provided that:

(a)	Conversions of SOFR Loans and Bankers’ Acceptances may only be made on the last day of the Interest Period applicable thereto;

(b)

a Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Drawdowns of Loans of the same type as that portion (as set forth in Section 2.5);

(c)

in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, a Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated;

(d)	a Conversion shall not result in an increase in Outstanding Principal; increases in Outstanding Principal may only be effected by Drawdowns;

(e)

in respect of the Conversion of any Australian Overdraft Loans into BBSY Loans, such Conversion shall be effected by the repayment of such Australian Overdraft Loans, or portion thereof, and readvance to the Australian Borrower of BBSY Loans; and

(f)

notwithstanding the foregoing or Section 2.5, a Borrower shall be permitted to request Drawdowns below the minimum amounts provided for herein to the extent necessary to allow such Borrower to meet the minimum amount requirements for a requested Conversion.

2.9	SOFR Loan and BBSY Loan Rollovers; Selection of SOFR and BBSY Interest Periods

(1)

At or before 10:00 a.m. (Calgary time) three Banking Days prior to the expiration of each Interest Period of each SOFR Loan, the applicable Borrower shall, unless it has delivered a Conversion Notice pursuant to Section 2.8 and/or a Repayment Notice pursuant to Section 2.15 (together with a Rollover Notice if a portion only is to be converted or repaid; provided that a portion of a SOFR Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of SOFR Loans) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Agent or the Canadian Operating Facility Lender, as applicable, selecting the next Interest Period applicable to the SOFR Loan which new Interest Period shall commence on and include the last day of such prior Interest Period. If the applicable Borrower fails to deliver a Rollover Notice to the Agent or the Canadian Operating Facility Lender, as applicable, as provided in this Section, such Borrower shall be deemed to have given a Conversion Notice to the Agent or the Canadian Operating Facility Lender, as applicable, electing to convert the entire amount of the maturing SOFR Loan into a U.S. Base Rate Loan.

(2)

At or before 10:00 a.m. (Perth time) three Banking Days prior to the expiration of each Interest Period of each BBSY Loan, the Australian Borrower shall, unless it has delivered a Repayment Notice pursuant to Section 2.15 (together with a Rollover Notice if a portion only is to be repaid; provided that a portion of a BBSY Loan may be continued only if the portion which is to remain outstanding is equal to or exceeds the minimum amount required hereunder for Drawdowns of BBSY Loans) with respect to the aggregate amount of such Loan, deliver a Rollover Notice to the Australian Operating Facility Lender selecting the next Interest Period applicable to the BBSY Loan which new Interest Period shall commence on and include the last day of such prior Interest Period. If the Australian Borrower fails to deliver a Rollover Notice to the Australian Operating Facility Lender as provided in this Section, then the applicable interest rate on such BBSY Loan payable under Section 5.4 shall be deemed to be a rate per annum equal to BBSY in effect from time to time with a deemed interest period of one month plus the Applicable Pricing Rate.

2.10	Rollovers and Conversions not Repayments

Any amount converted shall be a Loan of the type converted to upon such Conversion taking place, and any amount rolled over shall continue to be the same type of Loan under the same Credit Facility as before the Rollover, but such Conversion or Rollover (to the extent of the amount converted or rolled over) shall not of itself constitute a repayment or a fresh utilization of any part of the amount available under the relevant Credit Facility, except as provided for in Section 2.8(1)(e).

2.11	Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans and SOFR Loans

Upon receipt of a Drawdown Notice, Rollover Notice or Conversion Notice with respect to a Canadian Prime Rate Loan, U.S. Base Rate Loan or SOFR Loan, the Agent shall forthwith notify the relevant Lenders of the requested type of Loan, the proposed Drawdown Date, Rollover Date or Conversion Date, each Lender’s Rateable Portion of such Loan and, if applicable, the account of the Agent to which each Lender’s Rateable Portion is to be credited.

2.12	Lenders’ and Agent’s Obligations with Respect to Canadian Prime Rate Loans, U.S. Base Rate Loans, SOFR Loans and BBSY Loans

(1)

The applicable Lenders shall, for same day value not later than 12:00 noon (Calgary time) on the Drawdown Date specified by the applicable Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan or a SOFR Loan under the Syndicated Facility or the TLA Facility, as the case may be, credit the Agent’s account specified in the Agent’s notice given under Section 2.11 with such Lender’s Rateable Portion of each such requested Loan and for same day value on the same date the Agent shall, to the extent such funds have been received by the Agent, pay to the applicable Borrower the full amount of the amounts so credited in accordance with any payment instructions set forth in the applicable Drawdown Notice.

(2)

On the Drawdown Date specified by the applicable Borrower in a Drawdown Notice with respect to a Canadian Prime Rate Loan, a U.S. Base Rate Loan or a SOFR Loan under the Canadian Operating Facility, for same day value the Canadian Operating Facility Lender shall pay to the applicable Borrower the full amount of the requested Drawdown in accordance with any payment instructions set forth in the applicable Drawdown Notice.

(3)

On the Drawdown Date specified by the Australian Borrower in a Drawdown Notice with respect to a BBSY Loan under the Australian Operating Facility, for same day value the Australian Operating Facility Lender shall pay to the Australian Borrower the full amount of the requested Drawdown in accordance with any payment instructions set forth in the applicable Drawdown Notice.

2.13	Irrevocability

A Drawdown Notice, Rollover Notice, Conversion Notice or Repayment Notice given by a Borrower hereunder shall be irrevocable and, subject to any options the Lenders may have hereunder in regard thereto and such Borrower’s rights hereunder in regard thereto, shall oblige such Borrower to take the action contemplated on the date specified therein.

2.14	Optional Cancellation or Reduction of Revolving Credit Facilities

The Canadian Borrower (on behalf of itself and each other Borrower) may, at any time, upon giving at least three (3) Banking Days prior written notice to, in respect of a cancellation or reduction of the Syndicated Facility, the Agent, in respect of a cancellation or reduction of the Canadian Operating Facility, the Canadian Operating Facility Lender, or, in respect of a cancellation or reduction of the Australian Operating Facility, the Australian Operating Facility Lender, cancel in full or, from time to time, permanently reduce in part the unutilized portion of a Revolving Credit Facility; provided, however, that any such reduction shall be in a minimum amount of U.S.$5,000,000 and reductions in excess thereof shall be in integral multiples of U.S.$1,000,000 (or, in respect of the Australian Operating Facility such reduction shall be in a minimum amount of the Equivalent Amount in Australian Dollars of Cdn.$500,000 and reduction in excess thereof shall be in integral multiples of the Equivalent Amount in Australian Dollars of AUD$100,000). If a Revolving Credit Facility is so reduced, the Commitments of each of the Lenders under such Revolving Credit Facility shall be reduced pro rata in the same proportion that the amount of the reduction in such Revolving Credit Facility bears to the amount of such Revolving Credit Facility in effect immediately prior to such reduction.

2.15	Optional Repayment of Credit Facilities

(1)

A Borrower may at any time and from time to time repay, without premium or penalty, to the Agent for the account of the applicable Lenders, or in connection with the Canadian Operating Facility or the Australian Operating Facility, the applicable Operating Facility Lender or, in the case of Letters of Credit or Operating Facility Letters of Credit, return the same to the applicable Fronting Lender or Operating Facility Lender, as the case may be, for cancellation or provide for the funding of, the whole or any part of any Loan owing by it together with accrued interest thereon to the date of such repayment; provided that:

(a)

such Borrower shall give a Repayment Notice (executed in accordance with the definition of Officer’s Certificate) to the Agent or the applicable Operating Facility Lender, as the case may be, prior to the date of the proposed repayment not later than the time by which prior notice would be required to be given under Section 2.7 for a Drawdown of the type of Loan proposed to be repaid (or such later date as may be agreed to by the Agent and, if applicable, any affected Operating Facility Lender); provided that the applicable Borrower may repay a Canadian Overdraft Loan, an Australian Overdraft Loan or a Post-Closing Reorganization Drawdown without any prior notice;

(b)	repayments pursuant to this Section may only be made on a Banking Day;

(c)

subject to the following provisions and Section 2.17, each such repayment may only be made on the last day of the applicable Interest Period with regard to a SOFR Loan and a BBSY Loan that is being repaid;

(d)	a Bankers’ Acceptance may only be repaid on its maturity unless collateralized in accordance with Section 2.17(3);

(e)

unexpired Letters of Credit and Operating Facility Letters of Credit may only be prepaid by the return thereof to the applicable Fronting Lender or Operating Facility Lender, as the case may be, for cancellation or providing funding therefor in accordance with Section 2.17(2);

(f)

except in the case of (i) Letters of Credit and Operating Facility Letters of Credit, (ii) Canadian Prime Rate Loans and U.S. Base Rate Loans under the Canadian Operating Facility and (iii) Australian Overdraft Loans under the Australian Operating Facility, each such repayment shall be in a minimum amount of the lesser of: (i) the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid and (ii) the Outstanding Principal of all Loans outstanding under the Credit Facilities immediately prior to such repayment; any repayment in excess of such amount shall be in integral multiples of the amounts required pursuant to Section 2.5 for multiples in excess of the minimum amounts for Drawdowns;

(g)

except in the case of (i) Letters of Credit and Operating Facility Letters of Credit (ii) Canadian Prime Rate Loans and U.S. Base Rate Loans under the Canadian Operating Facility and (iii) Australian Overdraft Loans under the Australian Operating Facility, a Borrower may not repay a portion only of an outstanding Loan unless the unpaid portion is equal to or exceeds, in the relevant currency, the minimum amount required pursuant to Section 2.5 for Drawdowns of the type of Loan proposed to be repaid; and

(h)	any optional prepayments under the TLA Facility shall be applied in inverse order of maturity (commencing with the amount payable on the TLA Facility Maturity Date).

2.16	Mandatory Repayment and Reduction of Credit Facilities

(1)

Subject to Section 12.2 and Article 8, each Borrower shall repay or pay, as the case may be, to the Agent, on behalf of the Lenders, or, in connection with the Canadian Operating Facility or the Australian Operating Facility, to the applicable Operating Facility Lender, all Loans and other Obligations outstanding under each Credit Facility on or before the Maturity Date applicable to each Credit Facility and applicable to each Lender. Notwithstanding the foregoing, the Australian Borrower shall repay or pay, as the case may be, to the Australian Operating Facility Lender, all Australian Overdraft Loans and all accrued interest thereon within 4 Banking Days of receipt by the Australian Borrower of a demand for payment by the Australian Operating Facility Lender.

(2)

On the last Banking Day of each Quarter End (commencing on the last Banking Day of the Quarter End occurring on September 30, 2023), the Borrower shall make a TLA Quarterly Payment. Each TLA Quarterly Payment shall be applied to the Outstanding Principal owing to the TLA Facility Lenders under the TLA Facility on a pro rata basis and shall permanently reduce the TLA Facility Commitment of each TLA Facility Lender on a pro rata basis.

2.17	Additional Repayment Terms

(1)

If any SOFR Loan or BBSY Loan is repaid on other than the last day of the applicable Interest Period, the applicable Borrower shall, within three Banking Days after notice is given by the Agent, or an Operating Facility Lender, as applicable, pay to the Agent or the applicable Operating Facility Lender, for the account of the applicable Lenders all costs, losses, premiums and expenses incurred by such Lenders by reason of the liquidation or re-deployment of deposits or other funds, or for any other reason whatsoever, resulting in each case from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period. Any such Lender, upon becoming entitled to be paid such costs, losses, premiums and expenses, shall deliver to the applicable Borrower and, in the case of a Syndicated Facility Lender or TLA Facility Lender, the Agent, a certificate of such Lender certifying as to such amounts and, in the absence of manifest error, such certificate shall be conclusive and binding for all purposes.

(2)

With respect to the funding of the repayment of unexpired Letters of Credit and Operating Facility Letters of Credit, it is agreed that the applicable Borrower shall provide for the funding in full of the repayment of unexpired Letters of Credit or Operating Facility Letters of Credit, as applicable, by paying to and depositing with the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be, cash collateral for each such unexpired Letter of Credit or Operating Facility Letter of Credit equal to the maximum undrawn face amount thereof and any accrued but unpaid fees (including fronting and issuance fees), in each case, in the respective currency which the relevant Letter of Credit or Operating Facility Letter of Credit is denominated; such cash collateral deposited by a Borrower shall be held by the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be, in an interest bearing cash collateral account with interest to be credited to the applicable Borrower at rates prevailing at the time of deposit for similar accounts with the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be. Such cash collateral accounts shall be assigned to the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be, as security for the obligations of the applicable Borrower in relation to such Letters of Credit or Operating Facility Letters of Credit (or shall be subject to such set-off or other arrangements permitted hereunder and satisfactory to the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be) and the Security Interest thereby created in such cash collateral shall rank in priority to all other Security Interests and adverse claims against such cash collateral other than those Security Interests described in paragraphs (a) and (b) of the definition of Permitted Encumbrances. Such cash collateral shall be applied to satisfy the obligations of the applicable Borrower for such Letters of Credit or Operating Facility Letters of Credit, as applicable, as payments are made thereunder and Fronting Lenders and each Operating Facility Lender are hereby irrevocably directed by the applicable Borrower to so apply any such cash collateral. Amounts held in such cash collateral accounts may not be withdrawn by the applicable Borrower without the consent of the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be; however, interest on such deposited amounts shall be for the account of the applicable Borrower and may be withdrawn by such Borrower so long as no Default or Event of Default is then continuing. If after expiry of the Letters of Credit or Operating Facility Letters of Credit for which such funds are held and application by the applicable Fronting Lender or the applicable Operating Facility Lender, of the amounts in such cash collateral accounts to satisfy the obligations of the applicable Borrower hereunder with respect to the applicable Letters of Credit or Operating Facility Letters of Credit being repaid, any excess remains, such excess shall be promptly paid by the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be, to the applicable Borrower so long as no Default or Event of Default is then continuing.

In lieu of providing cash collateral as aforesaid, the applicable Borrower may provide to the applicable Fronting Lender or the applicable Operating Facility Lender, as the case may be, irrevocable standby letter or letters of credit in an aggregate amount equal to the aggregate maximum undrawn face amount of all unexpired Letters of Credit or Operating Facility Letters of Credit being repaid and any accrued but unpaid fees (including fronting and issuance fees) and for a term which expires not sooner than 10 Banking Days after the expiry of the applicable Letters of

Credit or Operating Facility Letters of Credit, in respect of which such letter(s) of credit are provided; such letters of credit shall be denominated and payable in the currency of the relevant unexpired Letters of Credit or Operating Facility Letters of Credit, and shall be issued by a financial institution and on terms and conditions acceptable to each of the Agent and the Fronting Lenders or the applicable Operating Facility Lender, as the case may be, each in its sole discretion. The Fronting Lenders and the Operating Facility Lenders are hereby irrevocably authorized and directed to draw upon such letters of credit and apply the proceeds of the same to satisfy the obligations of the applicable Borrower for such unexpired Letters of Credit or Operating Facility Letters of Credit, as the case may be, as payments are made by the Agent, the Fronting Lenders and the Syndicated Facility Lenders or the applicable Operating Facility Lender, as the case may be, thereunder.

(3)

With respect to a repayment of unmatured Bankers’ Acceptances it is agreed that the Canadian Borrower shall provide for the funding in full of the unmatured Bankers’ Acceptances to be repaid by paying to and depositing with the Agent or the Canadian Operating Facility Lender, as applicable, cash collateral (the “Cash Collateral”) for each such unmatured Bankers’ Acceptances equal to the face amount payable at maturity thereof; such Cash Collateral deposited by the Canadian Borrower shall be invested by the Agent or the Canadian Operating Facility Lender, as applicable, in Approved Securities as may be directed in writing by the Canadian Borrower from time to time (the “Collateral Investments”), provided that the Canadian Borrower shall direct such investments so that they mature in amounts sufficient to permit payment of the Obligations for maturing Bankers’ Acceptances on the maturity dates thereof, with interest thereon to be credited to the Canadian Borrower. In the event that the Agent or the Canadian Operating Facility Lender, as applicable, is not provided with instructions from the Canadian Borrower to make Collateral Investments as provided herein, the Agent or the Canadian Operating Facility Lender, as applicable, shall hold such Cash Collateral in an interest bearing cash collateral account (the “Cash Collateral Account”) at rates prevailing at the time of deposit for similar accounts with the Agent or the Canadian Operating Facility Lender, as applicable. The (a) Cash Collateral, (b) Cash Collateral Accounts, (c) Collateral Investments, (d) any accounts receivable, claims, instruments or securities evidencing or relating to the foregoing, and (e) any proceeds of any of the foregoing (collectively the “Outstanding BAs Collateral”) shall be assigned to the Agent or the Canadian Operating Facility Lender, as applicable, as security for the obligations of the Canadian Borrower in relation to such Bankers’ Acceptances and the Security Interest of the Agent or the Canadian Operating Facility Lender, as applicable, thereby created in such Outstanding BAs Collateral shall rank in priority to all other Security Interests and adverse claims against such Outstanding BAs Collateral other than those Security Interests described in paragraphs (a) and (b) of the definition of Permitted Encumbrances. Such Outstanding BAs Collateral shall be applied to satisfy the obligations of the Canadian Borrower for such Bankers’ Acceptances as they mature and the Agent and the Canadian Operating Facility Lender, as applicable, are hereby irrevocably directed by the Canadian Borrower to apply any such Outstanding BAs Collateral to such maturing Bankers’ Acceptances. The Outstanding BAs Collateral created herein shall not be released to the Canadian Borrower without the consent of the Agent or the Canadian Operating Facility Lender, as applicable; however, interest on such deposited amounts shall be for the account of the Canadian Borrower and may be withdrawn by the Canadian Borrower so long as no Default or Event of Default is then continuing. If, after maturity of the Bankers’ Acceptances for which such Outstanding BAs Collateral is held and application by the Agent or the Canadian Operating Facility Lender, as applicable, of the Outstanding BAs Collateral to satisfy the obligations of the Canadian Borrower hereunder with respect to the Bankers’ Acceptances being repaid, any interest or other proceeds of the Outstanding BAs Collateral remains, such interest or other proceeds shall be promptly paid and transferred by the Agent or the Canadian Operating Facility Lender, as applicable to the Canadian Borrower so long as no Default or Event of Default is then continuing.

2.18	Currency Excess

(1)

If the Agent, or, in the case of the Canadian Operating Facility, the Canadian Operating Facility Lender, or in the case of the Australian Operating Facility, the Australian Operating Facility Lender shall determine, acting reasonably, that the aggregate Outstanding Principal of the outstanding Loans under a given Credit Facility exceeds the maximum principal amount of such Credit Facility (the amount of such excess is herein called the “Currency Excess”), then, upon written request by the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable (which request shall detail the applicable Currency Excess), the applicable Borrower shall repay (a) in respect of the Syndicated Facility and the Canadian Operating Facility an amount of Canadian Prime Rate Loans or U.S. Base Rate Loans (as applicable) and (b) in respect of the Australian Operating Facility, an amount of Australian Overdraft Loans, within (i) if the Currency Excess exceeds U.S.$1,000,000 (or the Equivalent Amount in any other applicable currency), 5 Banking Days, and (ii) in all other cases, 20 Banking Days after receipt of such request, such that, except as otherwise contemplated in Section 2.18(2), the Equivalent Amount in United States Dollars of such repayments is, in the aggregate, at least equal to the Currency Excess; provided that the amount actually payable by such Borrower in respect of such Currency Excess on a given day shall not exceed the actual Currency Excess on such day and provided further that no such payment shall result in the permanent reduction of the Commitments under any Credit Facility.

(2)

If, in respect of any Currency Excess, the repayments made by the applicable Borrower have not completely removed such Currency Excess (the remainder thereof being herein called the “Currency Excess Deficiency”), the applicable Borrower shall within the aforementioned 5 or 20 Banking Days, as the case may be, after receipt of the aforementioned request of the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, place an amount equal to the Currency Excess Deficiency on deposit with the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, in an interest bearing account with interest at rates prevailing at the time of deposit for the account of applicable Borrower, to be assigned to the Agent on behalf of the Syndicated Facility Lenders, to the Canadian Operating Facility Lender or to the Australian Operating Facility Lender, as applicable, by instrument satisfactory to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, and, if applicable, to be applied to maturing Bankers’ Acceptances, BBSY Loans or SOFR Loans (converted if necessary at the exchange rate for determining the Equivalent Amount on the date of such application). The Agent, the Canadian Operating Facility Lender and the Australian Operating Facility Lender, as applicable, are hereby irrevocably directed by the applicable Borrower to apply any such sums on deposit to maturing Loans as provided in the preceding sentence. In lieu of providing funds for the Currency Excess Deficiency, as provided in the preceding provisions of this Section, the applicable Borrower may within such period of 5 or 20 Banking Days, as the case may be, provide to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, an irrevocable standby letter of credit in an amount equal to the Currency Excess Deficiency and for a term which expires not sooner than 10 Banking Days after the date of maturity or expiry, as the case may be, of the relevant Bankers’ Acceptances, SOFR Loans, BBSY Loans, Letters of Credit or Australian Letters of Credit, as the case may be; such letter of credit for the Currency Excess Deficiency shall be issued by a financial institution, and shall be on terms and conditions, acceptable to the Agent, the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, each in its sole discretion. The Agent, the Canadian Operating Facility Lender and the Australian Operating Facility Lender are each hereby authorized and directed to draw upon such letter of credit and apply the proceeds of the same to Bankers’ Acceptances, BBSY Loans, SOFR Loans, Letters of Credit or Australian Letters of Credit as they mature. Upon the Currency Excess Deficiency being eliminated as aforesaid or by virtue of subsequent changes in the exchange rate for determining the Equivalent Amount, then, provided no Default or Event of Default is then continuing, such funds on deposit, together with interest thereon, or such letters of credit shall be returned to the applicable Borrower, in the case of funds on deposit, or shall be cancelled or reduced in amount, in the case of letters of credit.

2.19	Hedging with Lenders and Hedging Affiliates

If a Lender or Hedging Affiliate enters into a Financial Instrument with a Borrower or a Restricted Subsidiary which such Lender or Hedging Affiliate (as the case may be) believes, acting reasonably, in good faith and without any actual notice or knowledge to the contrary, is Permitted Hedging, then each such Lender Financial Instrument and the Lender Financial Instrument Obligations under such Financial Instrument shall be guaranteed by the Parent Guarantee and the Subsidiary Guarantees (except the guarantee entered into by such Borrower or Restricted Subsidiary and those Subsidiary Guarantees which by their terms would not guarantee the Lender Financial Instrument in question) and shall be secured by the Security, in each case equally and rateably with all other Secured Obligations, regardless of whether such Borrower or Restricted Subsidiary has complied herewith (but, for certainty, without in any manner lessening or relieving such Borrower or Restricted Subsidiary from its obligation to comply therewith).

2.20	Extension of Syndicated Facility Maturity Date

(1)	In this Section:

“Syndicated Facility Extension Request” means a written request by the Canadian Borrower to the Syndicated Facility Lenders to extend the Syndicated Facility Maturity Date applicable to such Lenders by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing; and

“Requested Lenders” means those Syndicated Facility Lenders which are not then Syndicated Facility Non-Extending Lenders.

(2)

The Canadian Borrower may, once in each calendar year, by delivering to the Agent an executed Syndicated Facility Extension Request, request the Requested Lenders to extend the Syndicated Facility Maturity Date applicable to such Lenders by one or more years (or any portion thereof); provided that the Syndicated Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than five (5) years after the effectiveness of such extension.

(3)

Upon receipt from the Canadian Borrower of an executed Syndicated Facility Extension Request, the Agent shall promptly deliver to each Requested Lender a copy of such request, and each Requested Lender shall, within 30 days after receipt of the Syndicated Facility Extension Request by the Agent, provide to the Agent and the Canadian Borrower either (a) written notice that such Requested Lender (each, a “Syndicated Facility Extending Lender”) agrees, subject to Section 2.20(4) below, to the requested extension of the current Syndicated Facility Maturity Date applicable to it or (b) written notice (each, a “Syndicated Facility Notice of Non-Extension”) that such Requested Lender (each, a “Syndicated Facility Non-Extending Lender”) does not agree to such requested extension; provided that, if any Requested Lender shall fail to so notify the Agent and the Canadian Borrower, then such Requested Lender shall be deemed to have delivered a Syndicated Facility Notice of Non-Extension and shall be deemed to be a Syndicated Facility Non- Extending Lender. The determination of each Syndicated Facility Lender whether or not to extend the Syndicated Facility Maturity Date applicable to it shall be made by each individual Syndicated Facility Lender in its sole discretion.

(4)

If the Syndicated Facility Extending Lenders have Syndicated Facility Commitments which, in aggregate, represent more than 50% of all outstanding Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall be extended in accordance with the Syndicated Facility Extension Request for each of the Syndicated Facility Extending Lenders. If the Syndicated Facility Extending Lenders do not have Syndicated Facility Commitments which, in aggregate, represent more than 50% of all outstanding Syndicated Facility Commitments, the Syndicated Facility Maturity Date shall not be extended for any of the Requested Lenders. For certainty, the Syndicated Facility Maturity Date for a Syndicated Facility Non-Extending Lender shall not be extended, regardless of whether or not the Syndicated Facility Maturity Date is extended for the Syndicated Facility Extending Lenders as aforesaid.

(5)

This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Syndicated Facility Maturity Date. If, prior to an agreement of the Syndicated Facility Extending Lenders to an extension requested in accordance with the foregoing provisions of this Section 2.20, a Default or Event of Default has occurred and is continuing, the Syndicated Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary, for a Syndicated Facility Extending Lender unless (a) such Syndicated Facility Extending Lender has waived such Default or Event of Default in writing and (b) Syndicated Facility Extending Lenders having Syndicated Facility Commitments which, in aggregate, represent more than 50% of all outstanding Syndicated Facility Commitments have waived such Default or Event of Default in writing.

(6)

A Syndicated Facility Non-Extending Lender may, with the prior written consent of the Canadian Borrower, become a Syndicated Facility Extending Lender with respect to any prior extension of the Syndicated Facility Maturity Date by providing written notice to the Agent revoking the Syndicated Facility Notice of Non-Extension provided by such Syndicated Facility Lender; such revocation shall be effective from and after receipt by the Agent of such notice from such Syndicated Facility Lender together with a copy of the Canadian Borrower’s consent in relation thereto.

2.21	Extension of Canadian Operating Facility Maturity Date

(1)

In this Section “Canadian Operating Facility Extension Request” means a written request by the Canadian Borrower to the Canadian Operating Facility Lender to extend the Canadian Operating Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2)

The Canadian Borrower may, once in each calendar year, by delivering to the Canadian Operating Facility Lender an executed Canadian Operating Facility Extension Request, request the Canadian Operating Facility Lender to extend the Canadian Operating Facility Maturity Date by one or more years (or any portion thereof); provided that the Canadian Operating Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than five (5) years after the effectiveness of such extension.

(3)

Upon receipt from the Canadian Borrower of an executed Canadian Operating Facility Extension Request, the Canadian Operating Facility Lender shall, within 30 days after receipt of the Canadian Operating Facility Extension Request, provide to the Agent and the Canadian Borrower either (a) written notice that the Canadian Operating Facility Lender agrees to the requested extension of the current Canadian Operating Facility Maturity Date in which case the Canadian Operating Facility Maturity Date shall be extended in accordance with the Canadian Operating Facility Extension Request or (b) written notice that the Canadian Operating Facility Lender does not agree to such requested extension, in which case the Canadian Operating Facility Maturity Date shall not be extended; provided that, if the Canadian Operating Facility Lender shall fail to so notify the Agent and the Canadian Borrower, then the Canadian Operating Facility Lender shall be deemed to have denied the request to extend the Canadian Operating Facility Maturity Date. The determination of the Canadian Operating Facility Lender whether or not to extend the Canadian Operating Facility Maturity Date shall be made by the Canadian Operating Facility Lender in its sole discretion.

(4)

This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Canadian Operating Facility Maturity Date. If, prior to an agreement of the Canadian Operating Facility Lender to an extension in accordance with the foregoing provisions of this Section 2.21, a Default or Event of Default exists, the Canadian Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary unless the Canadian Operating Facility Lender has waived such Default or Event of Default in writing.

2.22	Extension of Australian Operating Facility Maturity Date

(1)

In this Section “Australian Operating Facility Extension Request” means a written request by either the Canadian Borrower, on behalf of the Australian Borrower, or the Australian Borrower to the Australian Operating Facility Lender (with a copy to the Agent) to extend the Australian Operating Facility Maturity Date by one or more years (or any portion thereof), which request shall include an Officer’s Certificate certifying that no Default or Event of Default has occurred and is continuing.

(2)

The Canadian Borrower, on behalf of the Australian Borrower, or the Australian Borrower may, once in each calendar year, by delivering to the Australian Operating Facility Lender (with a copy to the Agent) an executed Australian Operating Facility Extension Request, request the Australian Operating Facility Lender to extend the Australian Operating Facility Maturity Date by one or more years (or any portion thereof); provided that the Australian Operating Facility Maturity Date, if extended in accordance herewith and therewith, shall not be later than five (5) years after the effectiveness of such extension.

(3)

The Australian Operating Facility Lender shall, within 30 days after receipt of the Australian Operating Facility Extension Request, provide to the Canadian Borrower, on behalf of the Australian Borrower, or the Australian Borrower, as applicable, (with a copy to the Agent) either (a) written notice that the Australian Operating Facility Lender agrees to the requested extension of the current Australian Operating Facility Maturity Date in which case the Australian Operating Facility Maturity Date shall be extended in accordance with the Australian Operating Facility Extension Request or (b) written notice that the Australian Operating Facility Lender does not agree to such requested extension, in which case the Australian Operating Facility Maturity Date shall not be extended; provided that, if the Australian Operating Facility Lender shall fail to so notify the Canadian Borrower, on behalf of the Australian Borrower, or the Australian Borrower, as applicable, then the Australian Operating Facility Lender shall be deemed to have denied the request to extend the Australian Operating Facility Maturity Date. The determination of the Australian Operating Facility Lender whether or not to extend the Australian Operating Facility Maturity Date shall be made by the Australian Operating Facility Lender in its sole discretion.

(4)

This Section shall apply from time to time to facilitate successive extensions and requests for extension of the Australian Operating Facility Maturity Date. If, prior to an agreement of the Australian Operating Facility Lender to an extension in accordance with the foregoing provisions of this Section 2.22, a Default or Event of Default exists, the Australian Operating Facility Maturity Date shall not be extended, notwithstanding any other provision hereof to the contrary unless the Australian Operating Facility Lender has waived such Default or Event of Default in writing.

2.23	Replacement of Lenders

(1)

Each of the Borrowers shall have the right, at its option, to (i) replace Lenders under the applicable Credit Facilities (by causing them to assign their rights and interests under such Credit Facilities to additional financial institutions which have agreed to become Lenders or by increasing the Commitments of existing Lenders under such Credit Facilities with, in the latter case, the consent of such increasing Lenders, or any combination thereof), (ii) repay the Obligations outstanding to certain Lenders under the applicable Credit Facilities and cancelling their Commitments (without corresponding repayment to other Lenders), or (iii) any combination of the foregoing, with respect to the following Lenders (each, a “Subject Lender”):

(a)

any Syndicated Facility Non-Extending Lender, provided that the Syndicated Facility Maturity Date has been extended in accordance with the most recent Syndicated Facility Extension Request delivered by the Canadian Borrower pursuant to Section 2.20(2);

(b)	the Canadian Operating Facility Lender if it will not agree to any extension of the Canadian Operating Facility Maturity Date that has been requested by the Canadian Borrower pursuant to Section 2.21;

(c)

the Australian Operating Facility Lender if it will not agree to any extension of the Australian Operating Facility Maturity Date that has been requested by the Canadian Borrower pursuant to Section 2.22;

(d)	any Lender which has claimed Additional Compensation in accordance with the provisions hereof;

(e)

any Lender which has not agreed to consent under, waiver of or proposed amendment to the provisions of the Documents (each, a “Dissenting Lender”) requested by a Borrower; provided that the applicable Borrower shall not be entitled to replace or repay a Dissenting Lender unless, after doing so, the requested consent, waiver or amendment would be approved in accordance with this Agreement;

(f)	any Lender which has provided an Illegality Notice; and

(g)

any Lender which has notified the Canadian Borrower of any Lender Sanctioned Person and the Canadian Borrower has determined, acting reasonably, that compliance with Section 16.3 in respect of such Lender Sanctioned Person will adversely affect the business and operations of the Canadian Borrower or any material Subsidiary in any material respect, provided that the Borrowers shall not be entitled to replace or repay a Dissenting Lender unless it is concurrently repaying or replacing all Dissenting Lenders in connection with the relevant extension, consent, waiver or amendment; and provided further that increases in the Commitments of existing Lenders and the addition of new financial institutions as Lenders shall require the consent of each of the Agent (such consent not to be unreasonably withheld or delayed) and, in the case of the Syndicated Facility, each Fronting Lender (such consent in each Fronting Lender’s sole discretion).

(2)	In order to give effect to the provisions of Section 2.23(1) (but subject to such provisions), the relevant Borrower may, from time to time:

(a)

require any Subject Lender to assign all of its rights, benefits and interests under the Documents, its Commitments and its Rateable Portion of all Loans and other Obligations (collectively, the “Assigned Interests”) to (i) any other Lenders which have agreed to increase their Commitments and purchase the Assigned Interests, or (ii) third party lenders selected by the relevant Borrower. The relevant Borrower shall provide the Agent, each Fronting Lender, in respect of the Canadian Operating Facility, the Canadian Operating Facility Lender, and, in respect of the Australian Operating Facility, the Australian Operating Facility Lender, with 10 Banking Days’ prior written notice of its desire to proceed under this Section. The assignment of the Assigned Interests shall be effective upon: (i) execution and delivery of assignment documentation satisfactory to the relevant Subject Lender, the assignee, the relevant Borrower and the Agent (each acting reasonably); (ii) upon payment to the relevant Subject Lender by the relevant assignee of an amount equal to such Lender’s Rateable Portion of all Loans being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned; (iii) upon payment by the relevant assignee to the Agent (for the applicable Agent’s own account) of the transfer fee contemplated in Section 16.8; and (iv) upon provision satisfactory to the Subject Lender (acting reasonably) being made for (A) payment at maturity of outstanding Bankers’ Acceptances accepted by it, (B) indemnity in respect of its share of outstanding Letters of Credit or, with respect to outstanding Fronted LCs, release by the relevant Fronting Lenders of its obligations in respect thereof and (C) any costs, losses, premiums or expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds in respect of SOFR Loans or BBSY Loans outstanding hereunder. Upon such assignment and transfer, the assigning Subject Lender shall have no further right, interest, benefit or obligation in respect of the Assigned Interests (except as provided in Section 7.8(3)) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Subject Lender and such assignee shall be deemed to be a Syndicated Facility Extending Lender for all purposes of this Agreement where the assignor is a Syndicated Facility Non-Extending Lender; for such purpose, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent, Fronting Lenders and the relevant Borrower to confirm its agreement to be bound by the provisions hereof as a Lender and to give effect to the foregoing; and

(b)

to the extent that the relevant Borrower has not caused any Subject Lender to assign its rights, benefits and interests to another Lender or other financial institution as provided in paragraph (a) above, repay to such Subject Lender at any time while such Lender continues to be a Subject Lender, all such Lender’s Rateable Portion of all Loans outstanding under the Credit Facilities, together with all accrued but unpaid interest and fees thereon and with respect to its Commitments, without making corresponding repayment to the other Lenders and, upon such repayment and provision satisfactory to the relevant Subject Lender (acting reasonably) being made for (i) payment at maturity of all outstanding Bankers’ Acceptances accepted by such Lender, (ii) indemnity in respect of its share of outstanding Letters of Credit or, with respect to outstanding Fronted LCs, release by the relevant Fronting Lenders of its obligations in respect thereof and (iii) any costs, losses, premiums or expenses incurred by such Lender by reason of a liquidation or re-deployment of deposits or other funds in respect of SOFR Loans or BBSY Loans outstanding hereunder, the applicable Borrower may cancel such Lender’s Commitments. Upon completion of the foregoing, such Subject Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facilities (except as provided in Section 7.8(3)) and each Credit Facility shall be reduced by the amount of such Lender’s cancelled Commitment thereunder.

2.24	Permitted Increase in Credit Facilities

(1)

The Canadian Borrower may, at any time and from time to time, increase the maximum amount of any Credit Facility (which may include adding a new tranche to the TLA Facility (a “New TLA Facility Tranche”)) by (i) adding additional financial institutions as new Lenders, (ii) increasing the applicable Commitments of any existing Lenders with the consent of such existing Lenders or (iii) any combination thereof. The right to increase the maximum principal amount of any Credit Facility as aforesaid shall be subject to the following (for each such increase):

(a)

in the case of the addition of a New TLA Facility Tranche, such New TLA Facility Tranche will be documented by such amendments to this Agreement as may be required by the Agent and agreed by the Borrower, each acting reasonably, which amendments may (i) provide for interest rates, fees, amortization and/or a maturity date which are different than the interest rates, fees, amortization and/or maturity date which apply to the then existing TLA Facility or any of the other Credit Facilities, (ii) effect technical and corresponding amendments to the terms of this Agreement and the other Documents as may be necessary and appropriate to establish the New TLA Facility Tranche and administrative procedures related thereto and/or (iii) provide for tranche voting for matters which relate only to such New TLA Facility Tranche;

(b)

no Default or Event of Default shall have occurred and be continuing and the Canadian Borrower shall have delivered to the Agent a certificate of an officer of the Canadian Borrower confirming the same and confirming (i) its corporate authorization to make such increase, (ii) the truth and accuracy in all material respects of its representations and warranties contained in Section 9.1 hereof as of such date, other than any such representations and warranties which expressly speak as of an earlier date and (iii) that no consents, approvals or authorizations are required for such increase (except as have been unconditionally obtained and are in full force and effect, unamended), each as at the effective date of such increase;

(c)

each Borrower under the Credit Facility being increased shall have delivered to the Agent an opinion of its legal counsel in form and substance as may be required by the Agent, acting reasonably (and such opinion(s) shall, inter alia, opine as to the corporate authorization of such Borrowers to effect such increase);

(d)

after giving effect to each such increase, (i) the aggregate amount of all Commitments under all Credit Facilities shall not exceed U.S.$850,000,000 (or the Equivalent Amount thereof) and (ii) the aggregate amount of all Commitments under the TLA Facility (including any New TLA Facility Tranche) shall not exceed U.S.$150,000,000 (or the Equivalent Amount thereof);

(e)

the Agent and, in the case of an increase of the Syndicated Facility, each Fronting Lender shall have consented to increases in the applicable Commitment of each Lender and any additional financial institution becoming a Lender, such consent of the Agent and each Fronting Lender not to be unreasonably conditioned, withheld or delayed (it being understood that the withholding of consent by a Fronting Lender due to (i) such Fronting Lender’s concern over the credit quality of a Lender whose Commitment is being increased or a financial institution becoming a Lender or (ii) exposure limits of such Fronting Lender related to a Lender whose Commitment is being increased or a financial institution becoming a Lender shall, in each case, be deemed to be reasonable); and

(f)

each applicable Borrower and each increasing existing Lender and/or the financial institution being added, as the case may be, shall execute and deliver such documentation as is required by the Agent, acting reasonably, to effect the increase in question (including (i) a confirmation of guarantees from each Loan Party and (ii) except in the case of the addition of a New TLA Facility Tranche, the partial assignment of Loans or purchase of participations from other applicable Lenders to the extent necessary to ensure that, after giving effect to such increase, each applicable Lender holds its Rateable Portion of each outstanding Loan under the Credit Facility being increased) and, if applicable, to add any such new financial institution as a Lender under the Documents.

2.25	Designation of Unrestricted Subsidiaries and Restricted Subsidiaries

(1)

Subject to Section 2.25(4), the Canadian Borrower shall from time to time, by notice in writing to the Agent, the Canadian Operating Facility Lender and the Australian Operating Facility Lender, be entitled to designate effective on the date set out in such notice that a Restricted Subsidiary (other than a Borrower) shall be an Unrestricted Subsidiary or that an Unrestricted Subsidiary shall be a Restricted Subsidiary; provided that the Canadian Borrower shall not be entitled to make any such designation if:

(a)	a Default or an Event of Default has occurred and is continuing (unless such designation would cure such Default or Event of Default);

(b)	a Default or an Event of Default would result from or exist immediately after such a designation; or

(c)

for certainty, if, immediately after such designation, the Canadian Borrower would not be in compliance with any of the terms and conditions hereof including, without limitation, the financial covenants set out in Section 10.3, the Ring Fence Test (Restricted Group) or the Ring Fence Test (Secured Loan Parties).

(2)

The Canadian Borrower shall, concurrently with delivery of a notice pursuant to Section 2.25(1), deliver to the Agent, the Canadian Operating Facility Lender and the Australian Operating Facility Lender an Officer’s Certificate addressed to the Agent and the Lenders certifying that the Canadian Borrower is entitled to make the designation referenced in such notice.

(3)

Any Subsidiary of the Canadian Borrower formed or acquired after the Effective Date (other than a Project Finance SPV) shall be deemed automatically to be an Unrestricted Subsidiary unless designated as a Restricted Subsidiary in accordance with this Section 2.25.

(4)

Any Subsidiary of the Canadian Borrower (other than a Project Finance SPV) that guarantees any Debt of the Canadian Borrower or its Subsidiaries (other than a Project Finance SPV) shall at all times be designated as a Restricted Subsidiary.

(5)

The Canadian Borrower shall cause any Subsidiary that becomes a Restricted Subsidiary after the Effective Date to promptly, and in any event within 30 days (or such longer period of time as may be agreed to by the Agent) of becoming a Restricted Subsidiary, execute and deliver, subject to Sections 11.1 and 11.2, a Subsidiary Guarantee (or joinder thereto) and the Security to the Agent, together with a certified copy of its constating documents or, in the case of the Cayman Islands, constitutional documents (including, without limitation, a registered office certified copy of its register of members, register of directors and officers and register of mortgages and charges and any other applicable statutory registers, as the case may be), authorizing resolutions, and a legal opinion in form and substance satisfactory to the Agent, acting reasonably.

2.26	Australian Letters of Credit

(1)

The Australian Operating Facility Lender agrees that it shall, subject to Section 3.1, on each Drawdown Date in connection with a Drawdown request for an Australian Letter of Credit, issue an Australian Letter of Credit having a face amount equal to the amount of the proposed Drawdown specified in the relevant Drawdown Notice and being otherwise in accordance with the Drawdown Notice.

(2)

Each Australian Letter of Credit issued by the Australian Operating Facility Lender must be in the form or substantially in the form set out in Schedule L or as otherwise agreed between the Australian Borrower and the Australian Operating Facility Lender, and shall have an expiration date not later than the then current Australian Operating Facility Maturity Date.

(3)

The Australian Borrower irrevocably authorizes the Australian Operating Facility Lender to immediately pay any amount demanded at any time under an Australian Letter of Credit issued by the Australian Operating Facility Lender. The Australian Operating Facility Lender:

(a)	need not first refer to the Australian Borrower or obtain its authority for the payment;

(b)	need not enquire whether the demand has been properly made; and

(c)	may meet any demand even though the Australian Borrower disputes the validity of the demand.

(4)

The Australian LC Sub-Facility Limit automatically reduces by an amount equal to the undrawn face amount of any outstanding Australian Letter of Credit until such Australian Letter of Credit has expired, been exhausted (provided that the Australian Operating Facility Lender has received the amount set out in Section 2.26(6) from the Australian Borrower in respect of such Australian Letter of Credit), been cancelled or returned to the Australian Operating Facility Lender or been defeased by the provision of cash collateral in accordance with the provisions hereof. Notwithstanding the foregoing, the amount of any outstanding Loans under the Australian Operating Facility shall not exceed the Australian Operating Facility Commitment.

(5)

The Australian Borrower agrees not to request the issue of Australian Letters of Credit which, if issued, could result in the aggregate undrawn face amount of all outstanding Australian Letters of Credit on any day exceeding the Australian LC Sub-Facility Limit for that day.

(6)

The Australian Borrower agrees to pay, within four (4) Banking Days of demand from the Australian Operating Facility Lender, an amount equal to the amount paid by the Australian Operating Facility Lender under an Australian Letter of Credit.

(7)

The Australian Borrower shall indemnify and save harmless the Australian Operating Facility Lender against all claims, losses, costs, expenses or damages to the Australian Operating Facility Lender arising out of or in connection with any Australian Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Australian Operating Facility Lender or any other person in connection therewith in accordance with the terms of this Agreement including all reasonable properly documented costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of an Australian Letter of Credit or the Australian Operating Facility Lender from accepting or paying any draft or any amount under any such Australian Letter of Credit, except as a result of the Australian Operating Facility Lender’s gross negligence, wilful misconduct or material breach of this Agreement as determined by a final non- appealable judgement of a court of competent jurisdiction. The Australian Borrower agrees to pay amounts due under this indemnity on demand from the Australian Operating Facility Lender.

(8)

The rights of the Australian Operating Facility Lender and the Australian Borrower’s obligations are not affected by anything that might otherwise affect them under law or otherwise, including, without limitation:

(a)

any inaccuracy, insufficiency, forgery or alteration in any certificate, Australian Letter of Credit or other document which purports to be made, issued or delivered under this Agreement or under any Australian Letter of Credit;

(b)

the fact that the Australian Operating Facility Lender releases any person (other than the Australian Borrower) or gives the Australian Borrower (or any other person) a concession, such as more time to pay, or compounds or compromises with them (whether or not an additional burden is imposed at the same time);

(c)	acquiescence or delay by one or both of the Australian Operating Facility Lender or any other person;

(d)	any variation or novation of a right of the Australian Operating Facility Lender or another person; or

(e)	the fact that the obligations of any person other than the Australian Borrower may not be enforceable.

(9)

The Australian Borrower shall pay to the Australian Operating Facility Lender in respect of Australian Letters of Credit issued hereunder, an issuance fee quarterly in arrears (on the first day of January, April, July and October in each year, on the date of cancellation of the Australian Operating Facility and on the Australian Operating Facility Maturity Date) calculated at a rate per annum equal to the Applicable Pricing Rate on the undrawn face amount from time to time of each issued and outstanding Australian Letter of Credit, calculated disregarding any amount paid out by the Australian Operating Facility Lender under the Australian Letter of Credit until the Australian Borrower pays in full in respect of that amount under Section 2.26(6). To the extent any Australian Letters of Credit for which issuance fees have been paid in advance are presented, cancelled, terminated or reduced prior to their original expiry date, the Australian Operating Facility Lender, shall reimburse the Australian Borrower for the amount of any applicable overpayment of any such issuance fees in connection with any such presentment, cancellation, termination or reduction.

2.27	Canadian Letters of Credit

(1)

The Canadian Operating Facility Lender agrees that it shall, subject to Section 3.1, on each Drawdown Date in connection with a Drawdown request for a Canadian Letter of Credit, issue a Canadian Letter of Credit having a face amount equal to the amount of the proposed Drawdown specified in the relevant Drawdown Notice and being otherwise in accordance with the Drawdown Notice.

(2)

Each Canadian Letter of Credit issued by the Canadian Operating Facility Lender must be in a form agreed between the Canadian Borrower and the Canadian Operating Facility Lender and shall have an expiration date not later than the then current Canadian Operating Facility Maturity Date.

(3)

The Canadian Borrower irrevocably authorizes the Canadian Operating Facility Lender to immediately pay any amount demanded at any time under a Canadian Letter of Credit issued by the Canadian Operating Facility Lender. The Canadian Operating Facility Lender:

(a)	need not first refer to the Canadian Borrower or obtain its authority for the payment;

(b)	need not enquire whether the demand has been properly made; and

(c)	may meet any demand even though the Canadian Borrower disputes the validity of the demand.

(4)

The availability under the Canadian Operating Facility automatically reduces by an amount equal to the undrawn face amount of any outstanding Canadian Letter of Credit until such Canadian Letter of Credit has expired, been exhausted (provided that the Canadian Operating Facility Lender has received the amount set out in Section 2.27(6) from the Canadian Borrower in respect of such Canadian Letter of Credit), been cancelled or returned to the Canadian Operating Facility Lender or been defeased by the provision of cash collateral in accordance with the provisions hereof. Notwithstanding the foregoing, the amount of any outstanding Loans under the Canadian Operating Facility shall not exceed the Canadian Operating Facility Commitment.

(5)

The Canadian Borrower agrees not to request the issue of Canadian Letters of Credit which, if issued, could result in the aggregate Outstanding Principal of the outstanding Loans under the Canadian Operating Facility on any day exceeding the maximum principal amount of the Canadian Operating Facility.

(6)

The Canadian Borrower agrees to pay, within four (4) Banking Days of demand from the Canadian Operating Facility Lender, an amount equal to the amount paid by the Canadian Operating Facility Lender under a Canadian Letter of Credit.

(7)

The Canadian Borrower shall indemnify and save harmless the Canadian Operating Facility Lender against all claims, losses, costs, expenses or damages to the Canadian Operating Facility Lender arising out of or in connection with any Canadian Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Canadian Operating Facility Lender or any other person in connection therewith in accordance with the terms of this Agreement including all reasonable properly documented costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Canadian Letter of Credit or the Canadian Operating Facility Lender from accepting or paying any draft or any amount under any such Canadian Letter of Credit, except as a result of the Canadian Operating Facility Lender’s gross negligence, wilful misconduct or material breach of this Agreement as determined by a final non- appealable judgement of a court of competent jurisdiction. The Canadian Borrower agrees to pay amounts due under this indemnity on demand from the Canadian Operating Facility Lender.

(8)

The rights of the Canadian Operating Facility Lender and the Canadian Borrower’s obligations are not affected by anything that might otherwise affect them under law or otherwise, including, without limitation:

(a)

any inaccuracy, insufficiency, forgery or alteration in any certificate, Canadian Letter of Credit or other document which purports to be made, issued or delivered under this Agreement or under any Canadian Letter of Credit;

(b)

the fact that the Canadian Operating Facility Lender releases any person (other than the Australian Borrower) or gives the Canadian Borrower (or any other person) a concession, such as more time to pay, or compounds or compromises with them (whether or not an additional burden is imposed at the same time);

(c)	acquiescence or delay by one or both of the Canadian Operating Facility Lender or any other person;

(d)	any variation or novation of a right of the Canadian Operating Facility Lender or another person; or

(e)	the fact that the obligations of any person other than the Canadian Borrower may not be enforceable.

(9)

The Canadian Borrower shall pay to the Canadian Operating Facility Lender in respect of Canadian Letters of Credit issued hereunder, an issuance fee quarterly in arrears (on the first day of January, April, July and October in each year, on the date of cancellation of the Canadian Operating Facility and on the Canadian Operating Facility Maturity Date) calculated at a rate per annum equal to the Applicable Pricing Rate on the undrawn face amount from time to time of each issued Canadian Letter of Credit, calculated disregarding any amount paid out by the Canadian Operating Facility Lender under the Canadian Letter of Credit until the Canadian Borrower pays in full in respect of that amount under Section 2.27(6). To the extent any Canadian Letters of Credit for which issuance fees have been paid in advance are presented, cancelled, terminated or reduced prior to their original expiry date, the Canadian Operating Facility Lender, shall reimburse the Canadian Borrower for the amount of any applicable overpayment of any such issuance fees in connection with any such presentment, cancellation, termination or reduction.

(10)	Restricted use of proceeds in Switzerland

The Borrowers shall ensure that no proceeds of any Credit Facility or Bank Product shall (a) be on- lent or made available, directly or indirectly, to any Subsidiary incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to article 9 of the Swiss Withholding Tax Act or (b) will otherwise be used or made available, directly or indirectly, in each case in a manner which would constitute a detrimental ‘use of proceeds in Switzerland’ (Mittelverwendung in der Schweiz) as interpreted by the Swiss Federal Tax Administration for purposes of Swiss Withholding Tax, unless (i) such use of proceeds of any Credit Facility or Bank Product in Switzerland is permitted without interest payments under any Document becoming subject to Swiss Withholding Tax under the Swiss taxation laws in force from time to time or (ii) until such time as a written confirmation or countersigned tax ruling application from the Swiss Federal Tax Administration has been obtained confirming, based on correct and up to date facts and circumstances at all times, that such use of proceeds of any Credit Facility or Bank Product is permitted without interest payments under any Document becoming subject to Swiss Withholding Tax.

ARTICLE 3

CONDITIONS PRECEDENT TO DRAWDOWNS

3.1	Conditions for Drawdowns After Effective Date

(1)	On or before each Drawdown hereunder, other than the Drawdowns made on the Effective Date, the following conditions shall be satisfied:

(a)

the Agent, or in respect of a Drawdown under the Australian Operating Facility, the Australian Operating Facility Lender, or, in the case of a Drawdown under the Canadian Operating Facility, the Canadian Operating Facility Lender, shall have received a complete Drawdown Notice, delivered in accordance with the requirements hereof, from the applicable Borrower requesting the Drawdown;

(b)

the representations and warranties set forth in Section 9.1 shall be true and accurate in all respects on and as of the date of the requested Drawdown other than those representations and warranties expressly stated to be made as of an earlier date;

(c)	no Default or Event of Default shall have occurred and be continuing nor shall the Drawdown result in the occurrence of a Default or Event of Default;

(d)

after giving effect to the requested Drawdown, the Outstanding Principal of all Loans outstanding under the relevant Credit Facility shall not exceed the maximum principal amount of such Credit Facility and, in respect of the sub-facilities provided for under the Australian Operating Facility, the total principal amount outstanding under such sub-facility shall not exceed the maximum amount of such sub-facility; and

(e)	no part of the requested Drawdown shall be drawn solely for the purposes of accumulating a cash reserve (excluding Excluded Amounts) in excess of U.S.$50,000,000.

3.2	Conditions Precedent to Initial Drawdowns on Effective Date

(1)	As conditions precedent to the making of the initial Drawdowns hereunder on the Effective Date, the following conditions shall be satisfied:

(a)

this Agreement, the CAIA, the Parent Guarantee and the Subsidiary Guarantees required to be executed from the Restricted Subsidiaries (other than Exterran and its Subsidiaries) shall have been fully executed and delivered by each applicable Loan Party to the Agent, in each case in form and substance satisfactory to the Agent;

(b)

the Security shall have been fully executed and delivered to the Collateral Agent by the Canadian Borrower and those Restricted Subsidiaries (other than Exterran and its Subsidiaries) which are guarantors under the Existing Enerflex Revolver Credit Agreement, and all registrations, notations, notarizations, filings, notices and recordings necessary or desirable (as determined by the Agent and Lenders’ Counsel, acting reasonably) to preserve, register, protect or perfect the enforceability and priority of the Security Interests created by the Security (subject only to Permitted Encumbrances) shall have been completed in each office of each jurisdiction in which filings, registrations, notarizations or recordation are required (or arrangements satisfactory to the Agent for the foregoing shall have been made); provided that, to the extent that any Security (including the creation or perfection of any Security Interest thereunder) (i) is in respect of Restricted Subsidiaries in jurisdictions outside Canada and the United States of America or assets located outside of Canada and the United States of America on the Effective Date or (ii) cannot be provided on the Effective Date (excluding the grant and perfection of Security Interests in assets with respect to which a Security Interest may be perfected by the filing of a financing statement under the Uniform Commercial Code in the United States of America or the Personal Property Security Act (Alberta) in Canada (or any similar notice filing in any jurisdiction Canada which is permitted to occur prior to the creation of the underlying Security Interest)) after the Canadian Borrower’s use of commercially reasonable efforts to do so, such Security (including the creation or perfection of any Security Interest thereunder), shall not constitute a condition precedent to the initial Drawdowns on the Effective Date;

(c)

the Canadian Borrower shall have delivered to the Agent an Officer’s Certificate of the Canadian Borrower attaching a true and complete copy of the Merger Agreement, including all of the annexes and exhibits thereto;

(d)

the Merger Agreement shall be in full force and effect, and the Acquisition shall have been consummated (or substantially simultaneously with the initial Drawdowns hereunder, shall be consummated) in all material respects in accordance with the terms of the Merger Agreement, without any material amendment, modification or waiver thereof, or material consent thereunder, in each case, if such amendment, modification, waiver or consent would be adverse to the interests of the Lenders in any material respect, without the consent of the Lead Arrangers, which consent shall not be unreasonably withheld, conditioned or delayed, and the Agent shall have received an Officer’s Certificate of the Canadian Borrower certifying same; provided that any amendment, modification, waiver or consent with respect to (i) the definition of “Company Material Adverse Effect” in the Merger Agreement which increases in any material respect any of the exclusions in such definition, (ii) the definition of “End Date” in the Merger Agreement which extends such date (excluding, for certainty, the automatic extension provision in existence on January 24, 2022), (iii) the financing cooperation provisions in section 5.21 of the Merger Agreement which reduces any of Exterran’s material obligations thereunder and would adversely affect the Canadian Borrower’s ability to consummate the Financing Transactions, or (iv) the “Xerox” provisions in Section 8.15 of the Merger Agreement will, in each case, be deemed to be adverse to the interest of the Lenders in a material respect; provided that any change to the definition of “Merger Consideration” in the Merger Agreement shall be deemed not to be adverse to the interest of the Lenders in any material respect if the entirety of such consideration remains payable solely in common shares of the Canadian Borrower or cash in respect of fractional shares;

(e)

since January 24, 2022, there shall not have occurred any event, change, occurrence, effect or development that has had, or would reasonably be expected to have, individually or in the aggregate, a “Company Material Adverse Effect” (as defined in the Merger Agreement) and that would entitle the Canadian Borrower to terminate the Merger Agreement without penalty or payment of any break fee or make-whole amount, and the Agent shall have received an Officer’s Certificate of the Canadian Borrower certifying same;

(f)	on the Effective Date:

(i)	the Merger Agreement Representations shall be true and correct in all respects; and

(ii)

the Credit Agreement Representations shall be true and correct in all material respects (or, in the case of any such Credit Agreement Representations already qualified by materiality, true and correct in all respects);

and the Agent shall have received an Officer’s Certificate of the Canadian Borrower certifying same;

(g)	the Agent shall have received each of the following:

(i)

an audited consolidated balance sheet as of December 31, 2021 and 2020 and the related audited statements of comprehensive income, shareholders’ equity and cash flows of the Canadian Borrower for each of the fiscal years ended December 31 of 2021, 2020 and 2019;

(ii)

an audited consolidated balance sheet as of December 31, 2021 and 2020 and related audited statements of income, shareholders’ equity and cash flows of Exterran for each of the fiscal years ended December 31, 2021, 2020 and 2019;

(iii)

an unaudited consolidated balance sheet and related unaudited statements of comprehensive income, shareholders’ equity and cash flows of the Canadian Borrower for its most recently ended fiscal quarter ending at least 45 days prior to the Effective Date (other than the fiscal quarter ended December 31);

(iv)

an unaudited consolidated balance sheet and related unaudited statements of comprehensive income, shareholders’ equity and cash flows of Exterran for its most recently ended fiscal quarter ending at least 45 days prior to the Effective Date (other than the fiscal quarter ended December 31); and

(v)

an unaudited pro forma consolidated balance sheet and statements of comprehensive income of the Canadian Borrower as of and for the 12-month period ending on the last day of the most recently completed four-fiscal quarter period for which historical financial statements of the Canadian Borrower have been provided pursuant to this paragraph (g), which shall give effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or as if the Transactions had occurred at the beginning of such period (in the case of such income statement) and which, in any case, need not be prepared in accordance with Regulation S-X and need not reflect purchase price accounting;

(h)	substantially concurrently with such initial Drawdowns:

(i)	the Existing Bank Debt shall be fully repaid, and the Agent shall have received evidence of the foregoing in form and substance satisfactory to the Agent;

(ii)

the Existing Credit Agreements shall be fully cancelled (other than the provisions of such agreements which are expressly stated to survive the termination thereof), and any security for the Existing Bank Debt shall have been irrevocably released and discharged;

(iii)

if the Enerflex Existing Notes will not be repurchased or otherwise discharged, then the Canadian Borrower shall have issued a prepayment notice providing for the prepayment of all of the Enerflex Existing Notes that is (or substantially simultaneously with the initial Drawdown under the Credit Facilities will be) unconditional on the Effective Date;

(iv)	the Exterran Existing Notes will be unconditionally satisfied and discharged, in full, pursuant to the satisfaction and discharge provisions of the Exterran Note Indenture; and

(v)

if the Enerflex Existing Notes will not be repurchased or otherwise discharged, in full, on the Effective Date, then the aggregate amount of cash and cash equivalents and undrawn Commitments under the Credit Facilities on the Effective Date (inclusive of cash available to the Canadian Borrower on the Effective Date from Advances to be made on the Effective Date (or made prior to the Effective Date and to be released from escrow on the Effective Date) and subject to the limitation in Section 3.2(1)(k)) shall, when taken together, be sufficient to repurchase or otherwise discharge all of the Enerflex Existing Notes that will remain outstanding after the Effective Date;

(i)	the Canadian Borrower shall have delivered or shall have caused to be delivered, to the Agent, each of the following:

(i)

a current certificate of status, compliance or good standing, as the case may be, in respect of each Borrower’s jurisdiction of incorporation or continuance (which, in relation to the Australian Borrower, shall be satisfied by the delivery of an ASIC company extract with respect to the Australian Borrower dated no earlier than three (3) Banking Days prior to the Effective Date;

(ii)

officers’ certificates in respect of each Loan Party that is a party to a Document on the Effective Date certifying, as applicable, (A) copies of its constating documents (or, in the case of the Cayman Islands, constitutional documents (including memorandum of association and articles of association (as amended or amended and restated, if applicable), certificate of incorporation, register of members, register of directors and officers and register of mortgages and charges and any other applicable statutory registers (as the case may be)), by-laws, shareholder agreements, and other organizational documents; (B) resolutions authorizing the Documents to which it is a party and the transactions thereunder, and (C) the incumbency of the officers, directors, members or other authorized signatory thereof signing the Documents to which it is a party; and

(iii)	a Solvency Certificate;

(j)

the Agent and the Lenders shall have received legal opinions in respect of each of the Canadian Borrower and its Restricted Subsidiaries that is a Loan Party that is a party to a Document on the Effective Date, in each case from their respective legal counsel in each applicable jurisdiction, in form and substance as may be required by the Lenders, acting reasonably;

(k)

after giving effect to all Drawdowns under this Agreement on the Effective Date (excluding Post-Closing Reorganization Drawdowns) and after giving pro forma effect to all Drawdowns under this Agreement after the Effective Date which are projected to be made to fund all or any portion of the repurchase or discharge of the Enerflex Existing Notes and the Exterran Existing Notes (if and to the extent that such repurchase or discharge will occur after the Effective Date), the undrawn Commitments under this Agreement shall not be less than 40% of the aggregate Commitments under this Agreement (or such lesser percentage as may be agreed to by the Lead Arrangers), and the Agent shall have received an Officer’s Certificate of the Canadian Borrower certifying same;

(l)

at least three (3) Banking Days prior to the Effective Date, the Canadian Borrower shall have provided the documentation and other information to the applicable Lenders that is required by regulatory authorities under applicable “know your customer” and anti-money- laundering rules and regulations, including, without limitation, the PATRIOT Act, to the extent requested in writing at least 10 Banking Days prior to the Effective Date;

(m)

at least three (3) Banking Days prior to the Effective Date, if the Canadian Borrower qualifies as a “legal entity” customer under 31 C.F.R. §1010.230 and the Agent has requested certification as to such status at least 10 Banking Days prior to the Effective Date, the Canadian Borrower shall have delivered to the Agent a beneficial ownership certification in relation to the Canadian Borrower, which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association;

(n)

the Agent, or in respect of a Drawdown under the Australian Operating Facility, the Australian Operating Facility Lender, or, in the case of a Drawdown under the Canadian Operating Facility, the Canadian Operating Facility Lender, shall have received a complete Drawdown Notice, delivered in accordance with the requirements hereof, from the applicable Borrower requesting the initial Drawdowns; and

(o)

all fees that are due and payable by the Borrowers to the Agent, the Lenders and the Lead Arrangers, and all reasonable and documented out-of-pocket costs, expenses and other compensation payable to the Lenders (or any of them), the Lead Arrangers or the Agent pursuant to the terms hereof shall have been paid to the extent then due and, in the case of any such costs and expenses, to the extent that invoices have been submitted to the Canadian Borrower at least three (3) Banking Days prior to the Effective Date.

3.3	Waiver

The conditions set forth in Sections 3.1 and 3.2 are inserted for the sole benefit of the Lenders and the Agent and may be waived by the Lenders, in whole or in part (with or without terms or conditions) without prejudicing the right of the Lenders or Agent at any time to assert such waived conditions in respect of any subsequent Drawdown until such waived conditions are satisfied by the Canadian Borrower.

ARTICLE 4

EVIDENCE OF DRAWDOWNS

4.1	Account of Record

(1)

The Agent shall open and maintain books of account evidencing all Loans and all other amounts owing by each applicable North American Borrower to the Syndicated Facility Lenders and the TLA Lenders hereunder. The Agent shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by each applicable North American Borrower under the Syndicated Facility and the TLA Facility. The information entered in the foregoing accounts, absent manifest error, shall constitute prima facie evidence of the obligations of the applicable North American Borrowers to the Syndicated Facility Lenders and the TLA Facility Lenders hereunder with respect to all Loans and all other amounts owing by the applicable North American Borrowers to the Syndicated Facility Lenders and the TLA Facility Lenders hereunder. After a request by a North American Borrower, the Agent shall promptly advise such Borrower of such entries made in the Agent’s books of account.

(2)

The Canadian Operating Facility Lender shall open and maintain books of account evidencing all Loans and all other amounts owing by the Canadian Borrower to the Canadian Operating Facility Lender hereunder. The Canadian Operating Facility Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Canadian Borrower under the Canadian Operating Facility. The information entered in the foregoing accounts, absent manifest error, shall constitute prima facie evidence of the obligations of the Canadian Borrower to the Canadian Operating Facility Lender hereunder with respect to all Loans and all other amounts owing by the Canadian Borrower to the Canadian Operating Facility Lender hereunder. After a request by the Canadian Borrower, the Canadian Operating Facility Lender shall promptly advise the Canadian Borrower of such entries made in the Canadian Operating Facility Lender’s books of account.

(3)

The Australian Operating Facility Lender shall open and maintain books of account evidencing all Loans and all other amounts owing by the Australian Borrower to the Australian Operating Facility Lender in respect of the Australian Operating Facility hereunder. The Australian Operating Facility Lender shall enter in the foregoing accounts details of all amounts from time to time owing, paid or repaid by the Australian Borrower under the Australian Operating Facility. The information entered in the foregoing accounts, absent manifest error, shall constitute prima facie evidence of the obligations of the Australian Borrower to the Australian Operating Facility Lender hereunder with respect to all Loans and all other amounts owing by the Australian Borrower under the Australian Operating Facility. After a request by the Australian Borrower or the Agent, the Australian Operating Facility Lender shall promptly advise the Australian Borrower or the Agent, as applicable, of such entries made in the Australian Operating Facility Lender’s books of account.

ARTICLE 5

PAYMENTS OF INTEREST AND FEES

5.1	Interest on Canadian Prime Rate Loans

The Canadian Borrower shall pay interest on each Canadian Prime Rate Loan owing by it during each Interest Period applicable thereto in Canadian Dollars at a rate per annum equal to the Canadian Prime Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Canadian Operating Facility Lender, as applicable, of the Canadian Prime Rate applicable from time to time during an Interest Period, in the absence of manifest error, shall be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Canadian Prime Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the Canadian Prime Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to any Borrower.

5.2	Interest on U.S. Base Rate Loans

The applicable Borrower shall pay interest on each U.S. Base Rate Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum equal to the U.S. Base Rate in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Canadian Operating Facility Lender, as applicable, of the U.S. Base Rate applicable from time to time during an Interest Period, in the absence of manifest error, shall be prima facie evidence thereof. Such interest shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the U.S. Base Rate Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to any Borrower.

5.3	Interest on SOFR Loans

The applicable Borrower shall pay interest on each SOFR Loan owing by it during each Interest Period applicable thereto in United States Dollars at a rate per annum, calculated on the basis of a 360 day year, equal to the Adjusted Term SOFR with respect to such Interest Period plus the Applicable Pricing Rate. Each determination by the Agent or the Canadian Operating Facility Lender, as applicable, of the Adjusted Term SOFR applicable to an Interest Period, in the absence of manifest error, shall be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the preceding Rollover Date, Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the SOFR Loan outstanding during such period and on the basis of the actual number of days elapsed divided by 360.

5.4	Interest on BBSY Loans

The Australian Borrower shall pay interest on each BBSY Loan owing by it during each Interest Period applicable thereto in Australian Dollars at a rate per annum equal to the BBSY in effect from time to time during such Interest Period plus the Applicable Pricing Rate. Each determination by the Australian Operating Facility Lender of the BBSY applicable from time to time during an Interest Period, in the absence of manifest error, shall be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the Conversion Date or Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the BBSY Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the BBSY shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Australian Borrower.

5.5	Interest on Australian Overdraft Loans

The Australian Borrower shall pay interest on each Australian Overdraft Loan owing by it in Australian Dollars at a rate per annum equal to the BLR in effect from time to time. Each determination by the Australian Operating Facility Lender of the BLR applicable from time to time, in the absence of manifest error, shall be prima facie evidence thereof. Such interest shall accrue daily and shall be payable in arrears on each Interest Payment Date for such Loan for the period from and including the Drawdown Date or the Interest Payment Date, as the case may be, for such Loan to and including the day preceding such Interest Payment Date and shall be calculated on the principal amount of the Australian Overdraft Loan outstanding during such period and on the basis of the actual number of days elapsed in a year of 365 days. Changes in the BLR shall cause an immediate adjustment of the interest rate applicable to such Loans without the necessity of any notice to the Australian Borrower. Interest payable pursuant to this Section 5.5 may, to the extent not otherwise paid on the relevant Interest Payment Date, be debited to (a) the Australian Designated Account and (b) to the extent there are insufficient funds in the Australian Designated Account, the Australian Overdraft Account.

5.6	Interest Act (Canada); Conversion of 360 and 365 Day Rates

(1)

Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

(2)

Whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 or 365 days, such rate of interest or other rate shall be expressed as a rate per annum, calculated on the basis of a 365 or 366 day year, as applicable, by multiplying such rate of interest or other rate by 365 or 366, as applicable, and dividing it by 360 or 365, as applicable.

5.7	Nominal Rates; No Deemed Reinvestment

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

5.8	Standby Fees

(1)

Subject to Section 16.2(3), the Canadian Borrower shall pay to the Agent for the account of the Syndicated Facility Lenders a standby fee in United States Dollars in respect of the Syndicated Facility calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Syndicated Facility for each day in the period of determination is less than the maximum principal amount for such Credit Facility for each such day. Fees determined in accordance with this Section shall accrue daily from and after the Effective Date and be payable by the Canadian Borrower quarterly in arrears and on cancellation in full of the Syndicated Facility and on the Syndicated Facility Maturity Date.

(2)

Subject to Section 16.2(3), the Canadian Borrower shall pay to the Canadian Operating Facility Lender for its own account a standby fee in United States Dollars in respect of the Canadian Operating Facility calculated at a rate per annum equal to the Applicable Pricing Rate on the amount, if any, by which the amount of the Outstanding Principal under the Canadian Operating Facility for each day in the period of determination is less than the maximum principal amount for such Credit Facility for each such day. Fees determined in accordance with this Section shall accrue daily from and after the Effective Date and be payable by the Canadian Borrower quarterly in arrears and on cancellation in full of the Canadian Operating Facility and on the Canadian Operating Facility Maturity Date.

(3)

Subject to Section 16.2(3), the Australian Borrower shall pay to the Australian Operating Facility Lender for its own account a standby fee in Australian Dollars in respect of Australian Operating Facility calculated at a rate per annum equal to the Applicable Pricing Rate on an amount equal to the Equivalent Amount in Australian Dollars, if any, by which the Outstanding Principal under the Australian Operating Facility for each day in the period of determination is less than the maximum principal amount for each such day of such Credit Facility. Fees determined in accordance with this Section shall accrue daily from and after the Effective Date and be payable by the Australian Borrower quarterly in arrears and on cancellation in full of the Australian Operating Facility and on the Australian Operating Facility Maturity Date.

(4)

As of: (i) the fifth day of January, April, July and October in each year, (ii) the date of any cancellation in full of a Credit Facility and (iii) the Maturity Date applicable to a Credit Facility the Agent, or in the case of the Canadian Operating Facility, the Canadian Operating Facility Lender, or, in the case of the Australian Operating Facility, the Australian Operating Facility Lender, shall determine the standby fees under this Section in respect of the applicable Credit Facility for the period from and including the Effective Date or the date of the immediately preceding determination, as the case may be, to but excluding that date of determination and shall deliver to the applicable Borrower a written request for payment of the standby fees so determined, as detailed therein which request shall constitute prima facie evidence of the amount owing. The applicable Borrower shall pay to the Agent, for the account of the Syndicated Facility Lenders, or shall pay to the Canadian Operating Facility Lender, for its own account, or shall pay to the Australian Operating Facility Lender, for its own account, the standby fees referred to above within 5 Banking Days after receipt of each such written request.

(5)	For certainty, no standby fees shall be payable by a Borrower in respect of a given Credit Facility for any period of time after the Maturity Date applicable to such Credit Facility.

5.9	Agent’s Fee

From and after the Effective Date, the Canadian Borrower shall pay to the Agent, for its own account, until the Syndicated Facility has been fully cancelled and all Obligations thereunder have been paid in full, other than, in each case, the provisions of this Agreement (and the obligations related hereto) which by their terms survive the termination and cancellation of the Syndicated Facility, the non-refundable revolving facilities agency fee in the amounts specified in the Agency Fee Agreement.

5.10	Interest on Overdue Amounts

Notwithstanding any other provision hereof, in the event that any amount due hereunder (including, without limitation, any interest payment) is not paid when due (whether by acceleration or otherwise), the applicable Borrower shall pay interest on such unpaid amount (including, without limitation, interest on interest), if and to the fullest extent permitted by applicable law, from the date that such amount is due until the date that such amount is paid in full (but excluding the date of such payment if the payment is received for value at the required place of payment on the date of such payment), and such interest shall accrue daily, be calculated and compounded monthly and be payable on demand, after as well as before maturity, default and judgment, at a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable on Canadian Prime Rate Loans plus 2.0% per annum, (ii) in respect of amounts due in United States Dollars, the rate of interest then payable on U.S. Base Rate Loans plus 2.0% per annum, (iii) in respect of amounts due in Pounds Sterling or Euros, the rate of interest then payable on Canadian Prime Rate Loans plus 2.0% per annum and (iv) in respect of amounts due in Australian Dollars, the rate of interest then payable on Australian Overdraft Loans plus 2.0% per annum.

5.11	Waiver

To the extent permitted by applicable law, the covenant of the Borrowers to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of any Borrower to the Lenders or the Agent and any provision of the Interest Act (Canada) or Judgment Interest Act (Alberta) which restricts any rate of interest set forth herein shall be inapplicable to this Agreement and is hereby waived by the Borrowers.

5.12	Maximum Rate Permitted by Law

No interest or fee to be paid hereunder shall be paid at a rate exceeding the maximum rate permitted by applicable law. In the event that such interest or fee exceeds such maximum rate, such interest or fees shall be reduced or refunded, as the case may be, so as to be payable at the highest rate recoverable under applicable law.

ARTICLE 6

BANKERS’ ACCEPTANCES

6.1	Bankers’ Acceptances

The Canadian Borrower may give the Agent notice that Bankers’ Acceptances will be required under the Syndicated Facility pursuant to a Drawdown, Rollover or Conversion and the Canadian Borrower may give the Canadian Operating Facility Lender notice that Bankers’ Acceptances will be required under the Canadian Operating Facility pursuant to a Drawdown, Rollover or Conversion.

6.2	Fees

Upon the acceptance by a Lender of a Bankers’ Acceptance, the Canadian Borrower shall pay to the Agent, for the account of such Lender, or shall pay the Canadian Operating Facility Lender, as applicable, a fee in Canadian Dollars equal to the Applicable Pricing Rate calculated on the principal amount at maturity of such Bankers’ Acceptance and for the period of time from and including the date of acceptance to but excluding the maturity date of such Bankers’ Acceptance and calculated on the basis of the number of days elapsed in a year of 365 days.

6.3	Form and Execution of Bankers’ Acceptances

(1)	The following provisions shall apply to each Bankers’ Acceptance hereunder:

(a)	the face amount at maturity of each draft drawn by the Canadian Borrower to be accepted as a Bankers’ Acceptance shall be Cdn.$100,000 and integral multiples thereof;

(b)

the term to maturity of each draft drawn by the Canadian Borrower to be accepted as a Bankers’ Acceptance shall, subject to market availability as determined by the applicable Lenders, be 1, 2 or 3 (or such other longer or shorter term as agreed by the applicable Lenders), as selected by the Canadian Borrower in the relevant Drawdown, Rollover or Conversion Notice, and each Bankers’ Acceptance shall be payable and mature on the last day of the Interest Period selected by the Canadian Borrower for such Bankers’ Acceptance (which, for certainty, pursuant to the definition of “Interest Period” shall be on or prior to the Maturity Date of the Credit Facility under which the Bankers’ Acceptances are proposed to be issued);

(c)

each draft drawn by the Canadian Borrower and presented for acceptance by a Lender shall be drawn on the standard form of such Lender in effect at the time; provided, however, that the Agent may require the applicable Lenders to use a generic form of Bankers’ Acceptance, in a form satisfactory to each such Lender, acting reasonably, provided by the Agent for such purpose in place of such Lenders’ own forms;

(d)

subject to Section 6.3(1)(e) below, Bankers’ Acceptances shall be signed by duly authorized signatories of the Canadian Borrower or, in the alternative, the signatures of such signatories may be mechanically reproduced in facsimile thereon and Bankers’ Acceptances bearing such facsimile signatures shall be binding on the Canadian Borrower as if they had been manually executed and delivered by such officers on behalf of the Canadian Borrower; notwithstanding that any person whose manual or facsimile signature appears on any Bankers’ Acceptance may no longer be an authorized signatory for the Canadian Borrower on the date of issuance of a Bankers’ Acceptance, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such Bankers’ Acceptance shall be binding on the Canadian Borrower; and

(e)

in lieu of signing Bankers’ Acceptances in accordance with Section 6.3(1)(d) above, the Canadian Borrower may provide a Power of Attorney to a Lender; for so long as a Power of Attorney is in force with respect to a given Lender, such Lender shall execute and deliver Bankers’ Acceptances on behalf of the Canadian Borrower in accordance with the provisions thereof and, for certainty, all references herein to drafts drawn by the Canadian Borrower, Bankers’ Acceptances executed by the Canadian Borrower or similar expressions shall be deemed to include Bankers’ Acceptances executed in accordance with a Power of Attorney, unless the context otherwise requires.

6.4	Power of Attorney; Provision of Bankers’ Acceptances to Lenders

(1)

Unless revoked with respect to a given Lender in accordance herewith, the Canadian Borrower hereby appoints each Syndicated Facility Lender that issues Bankers’ Acceptances and the Canadian Operating Facility Lender, acting by any authorized signatory of the Lender in question, as its attorney:

(a)

to sign for and on behalf and in the name of the Canadian Borrower as drawer, drafts in such Lender’s standard form which are depository bills as defined in the Depository Bills and Notes Act (Canada) (the “DBNA”), payable to a “clearing house” (as defined in the DBNA) including, without limitation, The Canadian Depository For Securities Limited or its nominee, CDS & Co. (the “clearing house”);

(b)

for drafts which are not depository bills, to sign for and on behalf and in the name of the Canadian Borrower as drawer and to endorse on its behalf, Bankers’ Acceptances drawn on the Lender payable to the order of the undersigned or payable to the order of such Lender;

(c)	to fill in the amount, date and maturity date of such Bankers’ Acceptances; and

(d)	to deposit and/or deliver such Bankers’ Acceptances which have been accepted by such Lender,

provided that such acts in each case are to be undertaken by the Lender in question strictly in accordance with instructions given to such Lender by the Canadian Borrower as provided in this Section. For certainty, signatures of any authorized signatory of a Lender may be mechanically reproduced in facsimile on Bankers’ Acceptances in accordance herewith and such facsimile signatures shall be binding and effective as if they had been manually executed by such authorized signatory of such Lender.

Instructions from the Canadian Borrower to a Lender relating to the execution, completion, endorsement, deposit and/or delivery by that Lender on behalf of the Canadian Borrower of Bankers’ Acceptances which the Canadian Borrower wishes to submit to the Lender for acceptance by the Lender shall be communicated by the Canadian Borrower in writing to the Agent or the Canadian Operating Facility Lender, as applicable, by delivery to the Agent or the Canadian Operating Facility Lender, as applicable, of Drawdown Notices, Conversion Notices and Rollover Notices, as the case may be, in accordance with this Agreement which, in the case Bankers’ Acceptances under the Syndicated Facility, in turn, shall be communicated by the Agent, on behalf of the Canadian Borrower, to the Lender.

The communication in writing by the Canadian Borrower, or on behalf of the Canadian Borrower by the Agent, to the Lender of the instructions set out in the Drawdown Notices, Conversion Notices and Rollover Notices referred to above shall constitute (a) the authorization and instruction of the Canadian Borrower to the Lender to sign for and on behalf and in the name of the Canadian Borrower as drawer the requested Bankers’ Acceptances and to complete and/or endorse Bankers’ Acceptances in accordance with such information as set out above and (b) the request of the Canadian Borrower to the Lender to accept such Bankers’ Acceptances and deposit the same with the clearing house or deliver the same, as the case may be, in each case in accordance with this Agreement and such instructions. The Canadian Borrower acknowledges that a Lender shall not be obligated to accept any such Bankers’ Acceptances except in accordance with the provisions of this Agreement.

The Power of Attorney granted by the Canadian Borrower pursuant to this Section may be revoked by the Canadian Borrower with respect to any particular Lender at any time upon not less than five (5) Banking Days’ prior written notice served upon the Lender in question and, in the case of the Syndicated Facility, the Agent, provided that no such revocation shall reduce, limit or otherwise affect the obligations of the Canadian Borrower in respect of any Bankers’ Acceptance executed, completed, endorsed, deposited and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

(2)

Unless the Canadian Borrower has provided Powers of Attorney to the applicable Lenders, to facilitate Drawdowns, Rollovers or Conversions of Bankers’ Acceptances, the Canadian Borrower shall, upon execution of this Agreement and thereafter from time to time as required by the Lenders, provide to the Agent, for delivery to each Syndicated Facility Lender and the Canadian Operating Facility Lender, drafts drawn in blank by the Canadian Borrower (pre-endorsed and otherwise in fully negotiable form, if applicable) in quantities sufficient for each such Lender to fulfil its obligations hereunder. Any such pre-signed drafts which are delivered by the Canadian Borrower to the Agent or a Lender shall be held in safekeeping by the Agent or such Lender, as the case may be, with the same degree of care as if they were the Agent’s or such Lender’s property, and shall only be dealt with by the Lenders and the Agent in accordance herewith. No Lender shall be responsible or liable for its failure to make its share of any Drawdown, Rollover or Conversion of Bankers’ Acceptances required hereunder if the cause of such failure is, in whole or in part, due to the failure of the Canadian Borrower to provide such pre signed drafts to the Agent (for delivery to such Lender) on a timely basis.

(3)

By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date, the Canadian Borrower shall (a) either deliver to each applicable Lender in Toronto, or, if previously delivered, be deemed to have authorized each such Lender to complete and accept, or (b) where the Canadian Borrower has previously executed and delivered a Power of Attorney to such Lender, be deemed to have authorized each such Lender to sign on behalf of the Canadian Borrower, complete and accept, drafts drawn by the Canadian Borrower on such Lender in a principal amount at maturity equal to such Lender’s share of the Bankers’ Acceptances specified by the Canadian Borrower in the relevant Drawdown Notice, Conversion Notice or Rollover Notice, as the case may be, as notified to the applicable Lenders by the Agent.

6.5	Mechanics of Issuance

(1)

Upon receipt by the Agent of a Drawdown Notice, Conversion Notice or Rollover Notice from the Canadian Borrower requesting the issuance of Bankers’ Acceptances under the Syndicated Facility, the Agent shall promptly notify the Syndicated Facility Lenders thereof and advise each applicable Lender of the aggregate face amount of Bankers’ Acceptances to be accepted by such Lender, the date of issue and the Interest Period for such Loan, the apportionment among the Syndicated Facility Lenders of the face amounts of Bankers’ Acceptances to be accepted by each Syndicated Facility Lender, which amount shall be determined by the Agent by reference and in proportion to the respective Commitments of each Syndicated Facility Lender, provided that, when such apportionment cannot be evenly made, the Agent shall round allocations amongst such Lenders consistent with the Agent’s normal money market practices.

(2)	On each Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances being so purchased by the Syndicated Facility Lenders:

(a)

before 9:00 a.m. (Calgary time) on such date, the Agent shall determine the Applicable CDOR Rate and, provided the Interest Period in respect of such Bankers’ Acceptance is not a CDOR Non-Standard Interest Period, shall obtain quotations from any two or more Schedule II Lenders or Schedule III Lenders of the Discount Rate then applicable to bankers’ acceptances accepted by such Schedule II Lenders or Schedule III Lenders in respect of an issue of bankers’ acceptances in a comparable amount and with comparable maturity to the Bankers’ Acceptances proposed to be issued on such date;

(b)

as soon as practicable after 9:00 a.m. (Calgary time) on such date, the Agent shall determine the BA Discount Rate applicable to each applicable Lender and shall advise each such Lender of the BA Discount Rate applicable to it;

(c)

each applicable Lender shall complete and accept, in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Canadian Borrower and advised by the Agent in connection with such issue, its share of the Bankers’ Acceptances to be issued on such date and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue; and

(d)

in the case of a Drawdown, each applicable Lender shall by 12:00 p.m. (Toronto time), for same day value on the Drawdown Date, remit the Discount Proceeds or advance the BA Equivalent Advance, as the case may be, payable by such Lender (net of the acceptance fee payable to such Lender pursuant to Section 6.2) to the Agent for the account of the Canadian Borrower; the Agent shall, to the extent such proceeds have been received from the Lenders, make such funds available to the Canadian Borrower for same day value on such date.

(3)	On each Drawdown Date, Rollover Date or Conversion Date involving the issuance of Bankers’ Acceptances being so purchased by the Canadian Operating Facility Lender:

(a)	on or about 9:00 a.m. (Calgary time) on such date, the Canadian Operating Facility Lender shall determine the BA Discount Rate applicable to it;

(b)

the Canadian Operating Facility Lender shall complete and accept, in accordance with the Drawdown Notice, Conversion Notice or Rollover Notice delivered by the Canadian Borrower, the Bankers’ Acceptances to be issued on such date and shall purchase such Bankers’ Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue; and

(c)

in the case of a Drawdown, the Canadian Operating Facility Lender shall make the Discount Proceeds (net of the acceptance fee payable to the Canadian Operating Facility Lender pursuant to Section 6.2) available to the Canadian Borrower for same day value.

(4)

Each Syndicated Facility Lender and the Canadian Operating Facility Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers’ Acceptances accepted and purchased by it for its own account.

6.6	Rollover, Conversion or Payment on Maturity

(1)

In anticipation of the maturity of Bankers’ Acceptances, the Canadian Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers’ Acceptances:

(a)

(i) deliver to the Agent or the Canadian Operating Facility Lender, as applicable, a Rollover Notice that the Canadian Borrower intends to draw and present for acceptance on the maturity date new Bankers’ Acceptances (issued under the same Credit Facility as the maturing Bankers’ Acceptances) in an aggregate face amount up to the aggregate amount of the maturing Bankers’ Acceptances and (ii) on the maturity date pay to the Agent for the account of the applicable Lenders or to the Canadian Operating Facility Lender, as applicable, an additional amount equal to the difference between the aggregate face amount of the maturing Bankers’ Acceptances and the Discount Proceeds otherwise payable in respect of such new Bankers’ Acceptances together with the acceptance fees to which the applicable Lenders are entitled pursuant to Section 6.2;

(b)

(i) deliver to the Agent or the Canadian Operating Facility Lender, as applicable, a Conversion Notice requesting a Conversion of the maturing Bankers’ Acceptances to another type of Loan under the same Credit Facility as the maturing Bankers’ Acceptances and (ii) in the case of a Conversion of a portion of a Bankers’ Acceptance, on the maturity date pay to the Agent for the account of the applicable Lenders or to the Canadian Operating Facility Lender, as applicable, an amount equal to the difference, if any, between the aggregate face amount of the maturing Bankers’ Acceptances and the principal amount of the Loans into which Conversion is requested; or

(c)

on the maturity date of the maturing Bankers’ Acceptances, pay to the Agent for the account of the applicable Lenders or the Canadian Operating Facility Lender, as applicable, an amount equal to the aggregate face amount of such Bankers’ Acceptances.

If the Canadian Borrower fails to so notify the Agent or the Canadian Operating Facility Lender, as applicable, or make such payments on maturity, the Agent or the Canadian Operating Facility Lender, as applicable, shall effect a Conversion into a Canadian Prime Rate Loan under the same Credit Facility as the maturing Bankers’ Acceptances of the entire face amount of such maturing Bankers’ Acceptances as if a Conversion Notice had been given by the Canadian Borrower to the Agent to that effect.

6.7	Restriction on Rollovers and Conversions

Subject to the other provisions hereof, Conversions and Rollovers of Bankers’ Acceptances may only occur on the maturity date thereof.

6.8	Rollovers

In order to satisfy the continuing liability of the Canadian Borrower to a Lender for the face amount of maturing Bankers’ Acceptances accepted by such Lender, the Lender shall receive and retain for its own account the Discount Proceeds of new Bankers’ Acceptances issued on a Rollover, and, without duplication of the payment required to be made under Section 6.6(1)(a), the Canadian Borrower shall on the maturity date of the Bankers’ Acceptances being rolled over pay to the Agent for the account of the applicable Lenders or the Canadian Operating Facility Lender, as applicable, an amount equal to the difference between the face amount of the maturing Bankers’ Acceptances and the Discount Proceeds from the new Bankers’ Acceptances, together with the acceptance fees to which the Lenders are entitled pursuant to Section 6.2.

6.9	Conversion into Bankers’ Acceptances

In respect of Conversions into Bankers’ Acceptances, in order to satisfy the continuing liability of the Canadian Borrower to the applicable Lenders for the amount of the converted Loan, each applicable Lender shall receive and retain for its own account the Discount Proceeds of the Bankers’ Acceptances issued upon such Conversion, and the Canadian Borrower shall on the Conversion Date pay to the Agent for the account of the applicable Lenders or to the Canadian Operating Facility Lender, as applicable, an amount equal to the difference between the principal amount of the converted Loan and the aggregate Discount Proceeds from the Bankers’ Acceptances issued on such Conversion, together with the acceptance fees to which the applicable Lenders are entitled pursuant to Section 6.2.

6.10	Conversion from Bankers’ Acceptances

In order to satisfy the continuing liability of the Canadian Borrower to the applicable Lenders for an amount equal to the aggregate face amount of the maturing Bankers’ Acceptances converted to another type of Loan, the Agent or the Canadian Operating Facility Lender, as applicable, shall record the obligation of the Canadian Borrower to the applicable Lenders as a Loan of the type into which such continuing liability has been converted.

6.11	BA Equivalent Advances

Notwithstanding the foregoing provisions of this Article, a Non-Acceptance Lender shall, in lieu of accepting Bankers’ Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the Discount Proceeds which would be realized from a hypothetical sale of those Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances. To determine the amount of such Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate for such Loan. Any BA Equivalent Advance shall be made on the relevant Drawdown Date, Rollover Date or Conversion Date as the case may be and shall remain outstanding for the term of the relevant Bankers’ Acceptances. Concurrent with the making of a BA Equivalent Advance, a Non-Acceptance Lender shall be entitled to deduct therefrom an amount equal to the acceptance fee calculated in accordance with Section 6.2 which, but for this Section, such Lender would otherwise be entitled to receive as part of such Loan. Subject to Section 6.6, upon the maturity date for such BA Equivalent Advance, the Canadian Borrower shall pay to each Non-Acceptance Lender an amount equal to the face amount at maturity of the Bankers’ Acceptances which, but for this Section, such Lender would otherwise be required to accept as part of such a Drawdown, Conversion or Rollover of Bankers’ Acceptances as repayment of the amount of its BA Equivalent Advance.

All references herein to “Loans” and “Bankers’ Acceptances” shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-Acceptance Lender as part of a Drawdown, Conversion or Rollover of Bankers’ Acceptances.

6.12	Termination of Bankers’ Acceptances

If at any time a Syndicated Facility Lender or the Canadian Operating Facility Lender ceases to accept bankers’ acceptances in the ordinary course of its business, such Lender shall be deemed to be a Non-Acceptance Lender and shall make BA Equivalent Advances in lieu of accepting Bankers’ Acceptances under this Agreement.

ARTICLE 7 LETTERS OF CREDIT

7.1	Availability

Subject to the provisions hereof, a North American Borrower may require that Letters of Credit be issued under the Syndicated Facility in accordance with the Drawdown Notices and Rollover Notices of such North American Borrower; provided that the aggregate Outstanding Principal represented by all outstanding Letters of Credit under the Syndicated Facility shall not exceed [redacted – dollar amount]. The issuance of Letters of Credit shall constitute Drawdowns or Rollovers (as applicable) hereunder and shall reduce the availability of the Syndicated Facility by the aggregate Outstanding Principal of Letters of Credit under such Credit Facility.

7.2	Currency, Type, Form and Expiry

Letters of Credit issued pursuant hereto shall be denominated in Canadian Dollars, United States Dollars, Australian Dollars, Euros and Pounds Sterling and each other currency agreed to by the Lenders (in which case, the Lenders and the applicable North American Borrower shall, acting reasonably, agree upon the mechanics for completing Drawdowns and Rollovers of Letters of Credit in such other currency and the repayment mechanisms in connection therewith) and amounts payable thereunder shall be paid in the currency in which the Letter of Credit is denominated (or, to the extent provided for in such Letter of Credit, the Equivalent Amount in Canadian Dollars or United States Dollars). A Letter of Credit issued hereunder shall, at the option of the applicable North American Borrower (as specified in the relevant Drawdown Notice or Rollover Notice), be issued (a) as a Fronted LC by the Fronting Lender specified in the relevant Drawdown Notice or Rollover Notice or (b) by the Agent on behalf of the Syndicated Facility Lenders (each as to their Rateable Portion thereof) as a POA LC; provided that a POA LC may only be denominated in Canadian Dollars and issued only to a beneficiary located in Canada. Letters of Credit shall be in a form satisfactory to the Fronting Lender or the Agent (as applicable), acting reasonably, and shall have an expiration not later than the fifth Banking Day prior to the then current Syndicated Facility Maturity Date. On the Syndicated Facility Maturity Date, the applicable North American Borrower shall provide or cause to be provided to the Agent cash collateral or letters of credit (or any combination thereof) in accordance with the provisions of Section 2.17(2) in an amount equal to or greater than the aggregate undrawn amount of all unexpired Letters of Credit outstanding under the Syndicated Facility; such cash collateral and letters of credit shall be held by the Agent and be applied in accordance with Section 2.17(2) in satisfaction of and security for the Obligations of the applicable North American Borrower for such unexpired Letters of Credit.

No Fronting Lender shall at any time be obligated to issue any Letter of Credit hereunder if (A) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Lender from issuing such Letter of Credit, or request that such Issuing Lender refrain from, or any Applicable Law applicable to such Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Fronting Lender shall prohibit, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Lender with respect to letters of credit generally or such Letter of Credit in particular any restriction or reserve or capital requirement (for which such Issuing Lender is not otherwise compensated) not in effect on the Effective Date, or any unreimbursed loss, cost or expense that was not applicable, in effect or known to such Issuing Lender as of the Effective Date and that such Issuing Lender in good faith deems material to it, (B) the conditions set forth in Section 3.1 are not satisfied, (C) the issuance of such Letter of Credit would violate one or more policies of such Fronting Lender applicable to letters of credit generally, (D) the proceeds of which would be made available to any Person (x) to fund any activity or business of or with any Sanctioned Person or (y) in any manner that would result in a violation of any Sanctions Regulations or Lender Sanctions Regulations applicable to it by any party to this Agreement or (E) any Lender is at that time a Defaulting Lender, unless such Fronting Lender has entered into arrangements, including the delivery of cash collateral, satisfactory to such Fronting Lender (in its sole discretion) with the applicable North American Borrower or such Lender to eliminate such Fronting Lender’s actual or potential fronting exposure with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or that Letter of Credit and all other amounts as to which such Issuing Lender has actual or potential fronting exposure, as it may elect in its sole discretion. A Fronting Lender shall be under no obligation to amend any Letter of Credit if (x) such Fronting Lender would have no obligation at such time to issue the Letter of Credit in its amended form under the terms hereof or (y) the beneficiary of the Letter of Credit does not accept the proposed amendment to the Letter of Credit. References herein to “issue” and derivations thereof with respect to Letters of Credit shall also include extensions or modifications of any outstanding Letters of Credit, unless the context otherwise requires.

7.3	No Conversion

Except	as provided in Section 7.7, no Borrower may effect a Conversion of a Letter of Credit.

7.4	POA LC Provisions

(1)

Each POA LC shall be issued by all Syndicated Facility Lenders as a single multi-Lender letter of credit, but the obligation of each Syndicated Facility Lender thereunder shall be several, and not joint, based upon its Rateable Portion in effect on the date of issuance of such POA LC. Each POA LC shall include the provisions contained in and shall be substantially in the form of Schedule I annexed hereto; provided that, without the prior written consent of each Syndicated Facility Lender, no POA LC shall be issued which varies the several and not joint nature of the liability of each Syndicated Facility Lender thereunder.

(2)

Each POA LC shall be executed and delivered by the Agent in the name and on behalf of, and as attorney-in-fact for, each Syndicated Facility Lender party to such Letter of Credit. The Agent shall act under each POA LC as the agent of each Syndicated Facility Lender to:

(a)	receive Drafts and other documents presented by the beneficiary under such POA LC;

(b)	determine whether such Drafts and documents are in compliance with the terms and conditions of such POA LC; and

(c)

notify such Syndicated Facility Lender and the applicable North American Borrower that a valid drawing has been made and the date that the related payment under such POA LC is to be made; provided that the Agent (in such capacity) shall have no obligation or liability for any payment to be made under any POA LC, and each POA LC shall expressly so provide.

Each Syndicated Facility Lender hereby irrevocably appoints and designates the Agent as its attorney-in-fact, acting through any duly authorized officer of the Agent, to execute and deliver in the name and on behalf of such Syndicated Facility Lender each POA LC to be issued by such Syndicated Facility Lender hereunder. Promptly upon the request of the Agent, each Syndicated Facility Lender will furnish to the Agent such powers of attorney or other evidence as any beneficiary of any POA LC may reasonably request in order to demonstrate that the Agent has the power to act as attorney-in-fact for such Syndicated Facility Lender to execute and deliver such POA LC. Each North American Borrower and the Syndicated Facility Lenders agree that each POA LC shall provide that all Drafts and other documents presented thereunder shall be delivered to the Agent and that all payments thereunder shall be made by the Syndicated Facility Lenders obligated thereon through the Agent at the branch of the Agent specified therein. Each Syndicated Facility Lender shall be severally liable under each POA LC in proportion to its Rateable Portion on the date of issuance of such POA LC and each POA LC shall specify each Syndicated Facility Lender’s share of the amount payable thereunder.

(3)

Each North American Borrower and each Syndicated Facility Lender hereby authorize the Agent to review on behalf of each Syndicated Facility Lender each Draft and other document presented under each POA LC. The determination of the Agent as to the conformity of any documents presented under a POA LC to the requirements of such POA LC (which, for greater certainty, shall be in substantial compliance with the requirements of such POA LC), in the absence of the Agent’s gross negligence or wilful misconduct as determined by a final non-appealable judgement of a court of competent jurisdiction, shall be conclusive and binding on the North American Borrowers and each Syndicated Facility Lender. The Agent, within a reasonable time following its receipt thereof, shall examine all documents purporting to represent a demand for payment under any POA LC. The Agent promptly after such examination shall:

(a)

notify each of the Syndicated Facility Lenders obligated under such POA LC and the Canadian Borrower by telephone (confirmed in writing) of such demand for payment and of each Syndicated Facility Lender’s share of such payment;

(b)	deliver to each such Syndicated Facility Lender a copy of each document purporting to represent a demand for payment under such POA LC; and

(c)	notify each Syndicated Facility Lender and the Canadian Borrower whether such demand for payment was properly made under such POA LC.

With respect to any drawing determined by the Agent to have been properly made under a POA LC, each Syndicated Facility Lender will make a payment under such POA LC in accordance with its liability under such POA LC and this Agreement, such payment to be made to the relevant Agent’s Account or such other account of the Agent as shall have been most recently designated by it for such purpose by notice to the Syndicated Facility Lenders. The Agent will make any such payment available to the beneficiary of such POA LC by promptly crediting the amounts so received, in like funds, to the account identified by such beneficiary in connection with such demand for payment. Promptly following any payment by any Syndicated Facility Lender in respect of any POA LC, the Agent will notify the Canadian Borrower of such payment; provided that any failure to give or delay in giving such notice shall not relieve the Canadian Borrower of its obligation to reimburse the Syndicated Facility Lenders with respect to any such payment it being understood however that the Canadian Borrower shall not be deemed to be in default of its payment obligations hereunder with respect to such POA LC where such notice was not given to the Canadian Borrower. The responsibility of the Agent and the Syndicated Facility Lenders in connection with any Draft presented for payment under any POA LC shall, in addition to any payment obligation expressly provided for in such POA LC, be limited to determining that the documents (including each Draft) delivered under such Letter of Credit in connection with such presentment are in conformity with such POA LC. The Agent shall not be required to make any payment under a POA LC in excess of the amount received by it from the Syndicated Facility Lenders for such payment.

(4)

Notwithstanding any other provision of this Agreement, any Syndicated Facility Lender may agree to act as a fronting lender (the “POA Fronting Lender”) for any other Syndicated Facility Lender, including, without limitation, any Non-LC Lender (the “POA Fronted Lender”) in respect of the POA Fronted Lender’s Rateable Portion of any POA LC provided that (A) such fronting arrangement shall not become effective until after notice thereof is given to the Agent and the Canadian Borrower by both the POA Fronting Lender and the POA Fronted Lender, (B) the POA Fronting Lender must be approved by the Canadian Borrower (such approval not to be unreasonably withheld) unless the POA Fronting Lender is a Fronting Lender, (C) for certainty, no fronting fee shall be payable by the Canadian Borrower in respect of the fronted portion of such POA LC, (D) the fronted portion of such POA LC will be excluded from the Obligations owing to the POA Fronting Lender and will be included in the Obligations owing to the POA Fronted Lender and (E) for certainty, and without limiting the POA Fronting Lender’s recourse against the Canadian Borrower, the POA Fronting Lender shall have no recourse against any Syndicated Facility Lender (other than the POA Fronted Lender) in respect of the fronted portion of such POA LC. The terms of any such fronting arrangement may be documented by way of a separate letter agreement between the POA Fronting Lender and the POA Fronted Lender and, for certainty, the financial terms of these fronting arrangements do not need to be disclosed to the Canadian Borrower, the Agent or any of the other Syndicated Facility Lenders. For certainty, Non-LC Lenders may, but shall not be obligated to, enter into any such fronting arrangements with a POA Fronting Lender and in the event any Non- LC Lender fails to enter into any such fronting arrangements, the Canadian Borrower shall not request the issuance of or be entitled to have the Syndicated Facility Lenders issue any POA LC hereunder (except with the prior written consent of each Non-LC Lender as at the date of any such issuance).

7.5	Fronted LC Provisions

(1)

Each Fronting Lender will exercise and give the same care and attention to each Fronted LC issued by it hereunder as it gives to its other letters of credit and similar obligations, and each Fronting Lender’s sole liability to each Syndicated Facility Lender shall be to promptly return to the Agent for the account of the Syndicated Facility Lenders, each Syndicated Facility Lender’s Rateable Portion of any payments made to such Fronting Lender by the applicable North American Borrower hereunder (other than the fees and amounts payable to such Fronting Lender for its own account) if the applicable North American Borrower has made a payment to such Fronting Lender hereunder. Each Syndicated Facility Lender agrees that, in paying any drawing under a Fronted LC, a Fronting Lender shall not have any responsibility to obtain any document (other than as expressly required by such Fronted LC) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of any person delivering any such document. Neither a Fronting Lender nor any of its representatives, officers, employees or agents shall be liable to any Syndicated Facility Lender for:

(a)	any action taken or omitted to be taken in connection herewith at the request or with the approval of the Syndicated Facility Lenders;

(b)

any action taken or omitted to be taken in connection with any Fronted LC in the absence of gross negligence or wilful misconduct as determined by a final non-appealable judgement of a court of competent jurisdiction; or

(c)	the execution, effectiveness, genuineness, validity, or enforceability of any Fronted LC, or any other document contemplated thereby.

No Fronting Lender shall incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, facsimile or electronic means) believed by it to be genuine or to be signed by the proper person or persons.

(2)

Each North American Borrower and each Syndicated Facility Lender hereby authorize each Fronting Lender to review on behalf of each Syndicated Facility Lender each draft and other document presented under each Fronted LC. The determination of a Fronting Lender as to the conformity of any documents presented under a Fronted LC to the requirements of such Fronted LC (which, for greater certainty, shall be in substantial compliance with the requirements of such Fronted LC), in the absence of such Fronting Lender’s gross negligence or wilful misconduct as determined by a final non-appealable judgement of a court of competent jurisdiction, shall be conclusive and binding on the North American Borrowers and each Syndicated Facility Lender. A Fronting Lender, within a reasonable time following its receipt thereof, shall examine all documents purporting to represent a demand for payment under any Fronted LC. Such Fronting Lender promptly after such examination shall:

(a)	notify the Agent and the applicable North American Borrower by telephone (confirmed in writing) of such demand for payment;

(b)	deliver to the Agent a copy of each document purporting to represent a demand for payment under such Fronted LC; and

(c)	notify the Agent and the applicable North American Borrower whether such demand for payment was properly made under such Fronted LC.

7.6	Records

(1)

The Agent and, if applicable, the applicable Fronting Lender in the case of a Fronted LC, shall maintain records showing the undrawn and unexpired amount of each Letter of Credit outstanding hereunder and each Syndicated Facility Lender’s share of such amount and showing for each Letter of Credit issued hereunder:

(a)	the dates of issuance and expiration thereof;

(b)	the amount thereof; and

(c)	the date and amount of all payments made thereunder.

The Agent and, if applicable, the applicable Fronting Lender, shall make copies of such records available to the applicable North American Borrower or any Syndicated Facility Lender upon its request.

7.7	Reimbursement or Conversion on Presentation;

On presentation of a Letter of Credit and payment thereunder by the Syndicated Facility Lenders, in the case of a POA LC, or by the applicable Fronting Lender, in the case of a Fronted LC, the applicable North American Borrower shall forthwith pay to and reimburse the Agent for the account of the Syndicated Facility Lenders or the relevant Fronting Lender (as applicable) for all amounts paid pursuant to such Letter of Credit; failing such payment, such Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (a) a Canadian Prime Rate Loan, in the case of a Letter of Credit denominated or payable in Canadian Dollars, (b) a U.S. Base Rate Loan, in the case of a Letter of Credit denominated or payable in United States Dollars, and (c) a U.S. Base Rate Loan (at the Equivalent Amount), in the case of a Letter of Credit denominated in Pounds Sterling, Euros, Australian Dollars or any other currency not otherwise provided for in this Section 7.7, in each case, under the Syndicated Facility and to the extent of the payment by the Syndicated

Facility Lenders or the relevant Fronting Lender (as applicable) thereunder. The receipt by the Agent in accordance with this Section 7.7 of any payment made by the applicable North American Borrower for the account of any of the Syndicated Facility Lenders or any Fronting Lender shall, insofar as the such Borrower’s obligations to the relevant Lenders are concerned, be deemed also to be receipt by such Lenders and such Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

7.8	Fronting Lender Indemnity

(1)

If a Fronting Lender makes payment under any Fronted LC and the applicable North American Borrower does not fully reimburse such Fronting Lender on or before the date of payment, then Section 7.7 shall apply to deem a Loan to be outstanding to the applicable North American Borrower under this Agreement in the manner herein set out. Each Syndicated Facility Lender shall, on request by the such Fronting Lender, immediately pay to such Fronting Lender an amount equal to such Syndicated Facility Lender’s Rateable Portion of the amount paid by such Fronting Lender such that each Syndicated Facility Lender is participating in the deemed Loan in accordance with its Rateable Portion and, for certainty, regardless of whether any Default or Event of Default is then outstanding or whether any other condition to the making of a Loan has been satisfied or not.

(2)

Each Syndicated Facility Lender shall immediately on demand indemnify a Fronting Lender to the extent of such Syndicated Facility Lender’s Rateable Portion of any amount paid or liability incurred by such Fronting Lender under each Fronted LC issued by it to the extent that the applicable North American Borrower does not fully reimburse such Fronting Lender therefor.

(3)

For certainty, the obligations in this Section 7.8 shall continue as obligations of those Syndicated Facility Lenders who were Lenders at the time when each such Letter of Credit was issued notwithstanding that such Syndicated Facility Lender may assign its rights and obligations hereunder, unless each relevant Fronting Lender specifically releases such Syndicated Facility Lender from such obligations in writing.

7.9	Fees and Expenses

(1)

Each North American Borrower shall pay to the Agent for the account of all Syndicated Facility Lenders in respect of Letters of Credit issued hereunder, an issuance fee quarterly in arrears (on the fifth Banking Day of January, April, July and October in each year, on the date of cancellation of the Syndicated Facility and on the Syndicated Facility Maturity Date) calculated at a rate per annum equal to the Applicable Pricing Rate and on the outstanding undrawn amount of each such Letter of Credit issued on behalf of such North American Borrower for the number of days which such Letter of Credit will be outstanding in the year of 365 days in which the Letter of Credit is issued. For the purposes of determining such issuance fees, the outstanding undrawn amount of each Letter of Credit shall be expressed in the applicable currency of such Letter of Credit; provided that the outstanding undrawn amount of each Letter of Credit that is issued in a currency other than Canadian Dollars or United States Dollars shall be expressed in the Equivalent Amount of United States Dollars measured at the time of determination). Such issuance fees for Letters of Credit shall be payable in Canadian Dollars for each Letter of Credit denominated in Canadian Dollars and in United States Dollars for each Letter of Credit denominated in a currency other than Canadian Dollars.

(2)

Each North American Borrower shall pay to the relevant Fronting Lender, as consideration for the issuance by such Fronting Lender of any Fronted LC, a fronting fee quarterly in arrears on the first day of January, April, July and October in each year and at such rate as may be agreed to in writing from time to time by the North American Borrowers and each Fronting Lender, as applicable.

(3)

In addition, with respect to all Letters of Credit, the applicable North American Borrower shall from time to time pay to the Agent or each Fronting Lender, as the case may be, its usual and customary fees and charges (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters of Credit and shall pay and reimburse the Agent, each Fronting Lender and the Syndicated Facility Lenders for any reasonable properly documented out-of-pocket costs and expenses incurred in connection with any Letter of Credit, including in connection with any payment thereunder.

7.10	Additional Provisions

(1)	Indemnity and No Lender Liability

Each North American Borrower shall indemnify and save harmless the Syndicated Facility Lenders, each Fronting Lender and the Agent against all claims, losses, costs, expenses or damages to the Syndicated Facility Lenders, the Fronting Lenders and the Agent arising out of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any action taken by the Syndicated Facility Lenders, a Fronting Lender or the Agent or any other person in connection therewith in accordance with the terms of this Agreement including all reasonable properly documented costs relating to any legal process or proceeding instituted by any party restraining or seeking to restrain the issuer of a Letter of Credit or the Agent from accepting or paying any Draft or any amount under any such Letter of Credit, except as a result of the Agent’s, Syndicated Facility Lenders’ or a Fronting Lender’s (as applicable) gross negligence, wilful misconduct or material breach of this Agreement as determined by a final non-appealable judgement of a court of competent jurisdiction. Each North American Borrower also agrees that the Syndicated Facility Lenders, the Fronting Lenders and the Agent shall have no liability to it for any reason in respect of or in connection with any Letter of Credit, the issuance thereof, any payment thereunder or any other action taken by the Syndicated Facility Lenders, the Fronting Lenders or the Agent or any other person in connection therewith, except as a result of the Agent’s, Syndicated Facility Lenders’ or a Fronting Lender’s (as applicable) gross negligence, wilful misconduct or material breach of this Agreement as determined by a final non-appealable judgement of a court of competent jurisdiction.

(2)	No Obligation to Inquire

Each North American Borrower hereby acknowledges and confirms to each of the Fronting Lenders, the Agent and the Syndicated Facility Lenders that the Fronting Lenders, the Agent and the Syndicated Facility Lenders shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft or request any payment under a Letter of Credit and payment pursuant to a Letter of Credit shall not be withheld by reason of any matters in dispute between the beneficiary thereof and any North American Borrower. The sole obligation of each Fronting Lender, the Agent and the Syndicated Facility Lenders with respect to Letters of Credit is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter of Credit and for such purpose each Fronting Lender or the Agent, as the case may be, is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter of Credit.

The Fronting Lenders, the Agent and the Syndicated Facility Lenders shall not have any responsibility or liability for or any duty to inquire into the form (other than to the extent provided in the preceding paragraph), sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter of Credit and the each North American Borrower unconditionally assumes all risks with respect to the same. Each North American Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter of Credit with respect to the use by such beneficiary of the relevant Letter of Credit. Each North American Borrower further agrees that neither the Agent nor any Syndicated Facility Lender, including any Fronting Lender, nor any of their respective officers, directors or correspondents will assume liability for, or be responsible for:

(a)

the validity, correctness, genuineness or legal effect of any document or instrument relating to any Letter of Credit, even if such document or instrument should in fact prove to be in any respect invalid, insufficient, inaccurate, fraudulent or forged;

(b)	the failure of any document or instrument to bear any reference or adequate reference to any Letter of Credit;

(c)

any failure to note the amount of any Draft on any Letter of Credit or on any related document or instrument; any failure of the beneficiary of any Letter of Credit to meet the obligations of such beneficiary to the applicable North American Borrower or any other person;

(d)

any errors, inaccuracies, omissions, interruptions or delays in transmission or delivery of any messages, directions or correspondence by mail, facsimile or otherwise, whether or not they are in cipher;

(e)	any inaccuracies in the translation of any messages, directions or correspondence or for errors in the interpretation of any technical terms; or

(f)

any failure by the Agent or any Syndicated Facility Lender, including any Fronting Lender, to make payment under any Letter of Credit as a result of any law, control or restriction rightfully or wrongfully exercised or imposed by any domestic or foreign court or government or Governmental Authority or as a result of any other cause beyond the control of the Agent or any Syndicated Facility Lender, including any Fronting Lender, or their respective officers, directors or correspondents.

(3)	Obligations Unconditional

The obligations of the North American Borrowers hereunder with respect to all Letters of Credit shall be absolute, unconditional and irrevocable and shall not be reduced by any event, circumstance or occurrence, including any lack of validity or enforceability of a Letter of Credit, or any Draft paid or acted upon by a Fronting Lender, the Agent, the Syndicated Facility Lenders or any of their respective correspondents being fraudulent, forged, invalid or insufficient in any respect (except with respect to their gross negligence, wilful misconduct or material breach of agreement as determined by a final non-appealable judgement of a court of competent jurisdiction, or payment under a Letter of Credit other than in substantial compliance herewith), or any set-off, defenses, rights or claims which any North American Borrower may have against any beneficiary or transferee of any Letter of Credit. The obligations of the North American Borrowers hereunder shall remain in full force and effect and shall apply to any alteration to or extension of the expiration date of any Letter of Credit or any Letter of Credit issued to replace, extend or alter any Letter of Credit.

(4)	Other Actions

Any action, inaction or omission taken or suffered by a Fronting Lender, the Agent or any Syndicated Facility Lender or by any of their respective correspondents under or in connection with a Letter of Credit or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulation or customs applicable thereto shall be binding upon the applicable North American Borrower and shall not place the relevant Fronting Lender, the Agent, any Syndicated Facility Lender or any of their respective correspondents under any resulting liability to any North American Borrower. Without limiting the generality of the foregoing, a Fronting Lender, the Agent, any Syndicated Facility Lender and their respective correspondents may receive, accept or pay as complying with the terms of a Letter of Credit, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy of, or the receiver for any property of, or any person or entity acting as a representative or in the place of, such beneficiary or its successors and assigns. Each North American Borrower covenants that it will not take any steps, issue any instructions to a Fronting Lender, the Agent, any Syndicated Facility Lender or any of their respective correspondents or institute any proceedings intended to derogate from the right or ability of a Fronting Lender, the Agent, any Syndicated Facility Lender or their respective correspondents to honour and pay any Letter of Credit or any Drafts.

(5)	Payment of Contingent Liabilities

The applicable North American Borrower shall pay to the Agent an amount equal to the maximum undrawn face amount available to be drawn under any unexpired Letter of Credit which becomes the subject of any order, judgment, injunction or other such determination (an “Order”), or any petition, proceeding or other application for any Order by the applicable North American Borrower or any other party, restricting payment under and in accordance with such Letter of Credit or extending a Fronting Lender’s or Syndicated Facility Lenders’ liability, as the case may be, under such Letter of Credit beyond the expiration date stated therein; payment in respect of each such Letter of Credit shall be due forthwith upon demand in the currency in which such Letter of Credit is denominated.

Any amount paid to the Agent pursuant to the preceding paragraph shall be held by the Agent in interest bearing cash collateral accounts (with interest payable for the account of the applicable North American Borrower at the rates and in accordance with the then prevailing practices of the Agent for accounts of such type) as continuing security for the Obligations and shall, prior to an Event of Default be applied by the Agent against the Obligations for, or (at the option of the Agent) be applied in payment of, such Letter of Credit if payment is required thereunder; after an Event of Default the Agent may apply such amounts, firstly, against any Obligations in respect of the relevant Letter of Credit, and, after satisfaction of such Obligations or expiry of such Letter of Credit, against any other Obligations as it sees fit or as is directed by the Syndicated Facility Lenders.

The Agent shall release to the applicable North American Borrower any amount remaining in the cash collateral accounts after applying the amounts necessary to discharge the Obligations relating to such Letter of Credit, upon the later of:

(a)

the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either terminating any applicable Order or permanently enjoining the relevant Fronting Lender or Syndicated Facility Lenders, as the case may be, from paying under such Letter of Credit;

(b)	the earlier of:

(i)

the date on which either the original counterpart of such Letter of Credit is returned to the relevant Fronting Lender or Agent, as the case may be, for cancellation or such Fronting Lender or Syndicated Facility Lenders, as the case may be, is or are released by the beneficiary thereof from any other obligation in respect of such Letter of Credit; and

(ii)	the expiry of such Letter of Credit; and

(c)

if an Event of Default has occurred and is continuing, the payment and satisfaction of all Obligations and the cancellation or termination of the Credit Facilities other than the provisions of this Agreement (and the obligations related hereto) which by their terms survive the termination and cancellation of the Credit Facilities.

(6)	No Consequential Damages

Notwithstanding any other provision of the Documents to the contrary, the Fronting Lenders, the Agent and the Syndicated Facility Lenders shall not be liable to any North American Borrower for any consequential, indirect, punitive or exemplary damages with respect to action taken or omitted to be taken by any of them under or in respect of any Letter of Credit.

(7)	Uniform Customs and Practice

The Uniform Customs and Practice for Documentary Credits as most recently published by the International Chamber of Commerce Banking Commission (the “Uniform Customs”) shall in all respects apply to each Letter of Credit unless expressly provided to the contrary therein and shall be deemed for such purpose to be a part of this Agreement as if fully incorporated herein. In the event of any conflict or inconsistency between the Uniform Customs and the governing law of this Agreement, the Uniform Customs shall, to the extent permitted by applicable law, prevail to the extent necessary to remove the conflict or inconsistency.

7.11	Certain Notices to the Agent with Respect to Letters of Credit

(1)

A Fronting Lender (if other than the Agent) shall forthwith advise the Agent of any payment under, or cancellation of (whether full or partial), any Letter of Credit issued by such Fronting Lender pursuant hereto.

(2)

For certainty, all Rollover Notices requesting a Rollover of a Letter of Credit shall be delivered to the Agent (rather than directly to a Fronting Lender) and, in addition to the other provisions hereof applicable to such a Rollover, no Rollover of a Letter of Credit shall be made unless a Rollover Notice is given to the Agent in accordance with Section 2.7(1)(d).

7.12	Existing Letters of Credit

Each of the letters of credit listed in Schedule P shall be deemed to be outstanding as a Letter of Credit, Australian Letter of Credit, or Canadian Letter of Credit (as the case may be) hereunder and the obligations of the applicant thereunder shall be assumed by the applicable Borrower and such letter of credit shall be deemed to have been issued under the applicable Credit Facility by the applicable Fronting Lender or Operating Facility Lender, as the case may be, for the account of the applicable Borrower, in each case as further described in Schedule P. At the request of the applicable Fronting Lender or Operating Lender, the applicable Borrower and such Fronting Lender or Operating Lender shall execute all such amendments to such letters of credit and/or their applications as may be required to give effect to the foregoing.

7.13	Transfers to EDC LC Facility

A Borrower may, with the written consent of the applicable Fronting Lender or Operating Facility Lender, transfer any Letter of Credit, Australian Letter of Credit or Canadian Letter of Credit for which such Borrower is the applicant from the applicable Revolving Facility to the EDC-Backed LC Facility. The Canadian Borrower shall promptly provide the Agent with a copy of such transfer and thereafter such Letter of Credit, Australian Letter of Credit or Canadian Letter of Credit, as applicable, shall cease to be outstanding hereunder as a Letter of Credit, Australian Letter of Credit or Canadian Letter of Credit, as applicable.

ARTICLE 8

PLACE AND APPLICATION OF PAYMENTS

8.1	Place of Payment of Principal, Interest and Fees; Payments to Agent, Canadian Operating Facility Lender and Australian Operating Facility Lender

All payments of principal, interest, fees and other amounts to be made by the applicable Borrower to the Agent, the Canadian Operating Facility Lender, the Australian Operating Facility Lender and the Lenders pursuant to this Agreement shall be made to the Agent (for, as applicable, the account of the relevant Lenders or its own account), the Canadian Operating Facility Lender or the Australian Operating Facility Lender, as applicable, in the currency in which the Loan is outstanding for value on the day such amount is due, and if such day is not a Banking Day on the Banking Day next following, by deposit or transfer thereof to the applicable Agent’s Accounts or applicable account of the Australian Operating Facility Lender or Canadian Operating Facility Lender, as applicable, or at such other place as the applicable Borrower and the Agent, the Canadian Borrower and the Canadian Operating Facility Lender or the Australian Borrower and the Australian Operating Facility Lender, as applicable, may from time to time agree. Notwithstanding anything to the contrary expressed or implied in this Agreement, the receipt by the Agent in accordance with this Agreement of any payment made by the applicable Borrower for the account of any of the Lenders shall, insofar as the applicable Borrower’s obligations to the Lenders are concerned, be deemed also to be receipt by such Lenders and the applicable Borrower shall have no liability in respect of any failure or delay on the part of the Agent in disbursing and/or accounting to the relevant Lenders in regard thereto.

8.2	Designated Accounts of the Lenders

All payments of principal, interest, fees or other amounts to be made by the Agent to the applicable Lenders pursuant to this Agreement shall be made for value on the day required hereunder, provided the Agent receives funds from the applicable Borrower for value on such day, and if such funds are not so received from such Borrower or if such day is not a Banking Day, on the Banking Day next following, by deposit or transfer thereof at the time specified herein to the account of each applicable Lender designated by such Lender to the Agent for such purpose or to such other place or account as the applicable Lenders may from time to time notify the Agent.

8.3	Funds

Each amount advanced, disbursed or paid hereunder shall be advanced, disbursed or paid, as the case may be, in such form of funds as may from time to time be customarily used in Calgary, Alberta, Toronto, Ontario, New York, New York and, if applicable, Perth, Australia in the settlement of banking transactions similar to the banking transactions required to give effect to the provisions of this Agreement on the day such advance, disbursement or payment is to be made.

8.4	Application of Payments

(1)

Except as otherwise agreed in writing by the Lenders, if any Event of Default shall occur and be continuing, all payments made by either of the Borrowers to the Agent and the Lenders shall be applied in the following order:

(a)	to amounts due hereunder as fees other than acceptance fees for Bankers’ Acceptances or issuance fees for Letters of Credit, Canadian Letters of Credit and Australian Letters of Credit;

(b)	to amounts due hereunder as costs and expenses;

(c)	to amounts due hereunder as default interest;

(d)	to amounts due hereunder as interest or acceptance fees for Bankers’ Acceptances or issuance fees for Letters of Credit, Canadian Letters of Credit and Australian Letters of Credit; and

(e)

to amounts due hereunder as principal (including reimbursement obligations in respect of Bankers’ Acceptances and Letters of Credit, Canadian Letters of Credit and Australian Letters of Credit) and any other Secured Obligations not specifically referred to above.

8.5	Payments Clear of Taxes

(1)

Any and all payments by each of the Borrowers to the Agent or the Lenders hereunder shall be made free and clear of, and without deduction or withholding for or on account of, any and all present or future Taxes and all liabilities with respect thereto imposed, levied, collected, withheld or assessed by any Governmental Authority or under the laws of any international tax authority imposed on the Agent or the Lenders, or by or on behalf of the foregoing; provided that, nothing in this Section 8.5(1) shall make a Borrower liable for or require it to pay an additional amount in respect of any of the following (collectively, “Excluded Taxes”):

(a)	any Taxes imposed on or measured by the recipient’s overall net income or capital or franchise taxes;

(b)	any U.S. federal withholding tax imposed by FATCA;

(c)

any Canadian Taxes imposed on a payment by or on account of any obligation of such Borrower hereunder (a) to a person with which such Borrower does not deal at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of making such payment or

(b)

in respect of a debt or other obligation to pay an amount to a person with whom such Borrower is not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) at the time of such payment, or any Canadian taxes imposed on Lender by reason of such Lender being a “specified shareholder” of such Borrower, or not dealing at arm’s length with a “specified shareholder” of such Borrower (in each case, as defined in subsection 18(5) of the Income Tax Act (Canada));

(d)

any Taxes to the extent to which the payment of which is required pursuant to a direction or notice under section 255 of the Australian Tax Act or section 260-5 of Schedule 1 to the Tax Act or under other similar legislation (as applicable) requiring a Borrower (or any persons on their behalf) to deduct from sums payable by it to a person under this Agreement an amount on account of any Taxes or other charges payable by the payee;

(e)	a Tax imposed as a result of a failure of a Lender to provide details of its Australian Business Number, Australian Tax File Number or proof of other applicable exemption from relevant Taxes; and

(f)	a Tax imposed as a result of a failure of a Lender to comply with Section 8.5(5).

In addition, each of the Borrowers agrees to pay any present or future stamp, transfer, registration, excise, issues, documentary or other taxes, charges or similar levies which arise from any payment made under this Agreement or the Loans or in respect of the execution, delivery or registration or the compliance with this Agreement or the other Documents contemplated hereunder other than Taxes imposed on or measured by the recipient’s overall net income or capital or franchise Taxes or any U.S. federal withholding tax imposed by FATCA.

(2)

Each of the Borrowers shall indemnify and hold harmless the Agent and the Lenders for the full amount of all of the Taxes referred to in Section 8.5(1) or other amounts paid or payable by the Agent or the Lenders and any liability (including penalties, interest, additions to tax and reasonable properly documented out-of-pocket expenses) resulting therefrom or with respect thereto which arise from any payment made under or pursuant to this Agreement or the Loans or in respect of the execution, delivery or registration of, or compliance with, this Agreement or the other Documents other than Excluded Taxes.

(3)

If any of the Borrowers shall be required by law to deduct or withhold any amount from any payment or other amount required to be paid to the Agent or the Lenders hereunder, or if any liability therefor shall be imposed or shall arise from or in respect of any sum payable hereunder, then the sum payable to the Agent or the Lenders hereunder shall be increased as may be necessary so that after making all required deductions, withholdings, and additional income tax payments attributable thereto (including deductions, withholdings or income tax payable for additional sums payable under this provision) the Agent or the Lenders, as the case may be, receive an amount equal to the amount they would have received had no such deductions or withholdings been made or if such additional taxes had not been imposed; in addition, the applicable Borrower shall pay the full amount deducted or withheld for such liabilities to the relevant taxation authority or other authority in accordance with applicable law, such payment to be made (if the liability is imposed on such Borrower) for its own account or (if the liability is imposed on the Agent or the Lenders) on behalf of and in the name of the Agent or the Lenders, as the case may be; provided that, nothing in this Section 8.5(3) shall make a Borrower liable for or require it to pay any additional amount in respect of Excluded Taxes. If the liability is imposed on the Agent or the Lenders, the applicable Borrower shall deliver to the Agent or the Lenders, as applicable, evidence satisfactory to the Agent or the Lenders, acting reasonably, of the payment to the relevant taxation authority or other authority of the full amount deducted or withheld.

(4)

Each Lender shall use reasonable efforts to contest (to the extent contestation is reasonable) such imposition or assertion of such Taxes and shall reimburse to the applicable Borrower the amount of any reduction of Taxes, to the extent of amounts that have been paid by such Borrower in respect of such Taxes in accordance with this Agreement, as a result of such contestation and each Lender shall use reasonable efforts to obtain tax refunds, exemptions and/or credits in respect of any such Taxes in respect of which such Borrower is required to indemnify or pay any additional amounts and shall reimburse such Borrower in respect of the amounts paid by it with such amount of the refund, credit, relief or exemption as will leave the Lender (after such reimbursement) in no more and no less favourable position than it would have been in had there been no such withholding taxes, provided that, no Lender shall have any obligation to expend its own funds, suffer any economic hardship or take any action detrimental to its interests (as determined by the relevant Lender in its sole discretion, acting reasonably) in connection therewith unless it shall have received from such Borrower payment therefor or an indemnity with respect thereto, satisfactory to it.

(5)

Any Lender that is entitled to an exemption from, or reduction of, withholding tax under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder, shall, at the request of a Borrower in writing, deliver to such Borrower (with a copy to the Agent) such properly completed and executed documentation or information prescribed by Applicable Law or reasonably requested by such Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding unless such Lender is prohibited from doing so by Applicable Law or the completion, execution or submission of such documentation or information would otherwise prejudice the legal or commercial position of such Lender (as determined by such Lender, acting reasonably). In addition, (a) if requested by a Borrower or the Agent in writing, any Lender shall deliver such other documentation or information prescribed by Applicable Law or reasonably requested by such Borrower or the Agent as will enable such Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) in the event such other documentation or information provided hereunder ceases to be accurate in any material respect, such Lender shall notify such Borrower (with a copy of the Agent) of such circumstance, and provide updated documentation or information to such Borrower (with a copy to the Agent), unless, in the case of either (a) or (b) above, such Lender is prohibited from doing so by Applicable Law or the completion, execution or submission of such documentation or information would otherwise prejudice the legal or commercial position of such Lender (as determined by such Lender, acting reasonably).

(6)

If a payment made to a Lender under any Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and the Agent at the time or times prescribed by law and at such time or times requested by a Borrower or the Agent such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation requested by a Borrower or the Agent as may be necessary for the Borrowers and the Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Each Lender shall promptly advise the Canadian Borrower and the Agent when it becomes aware of any non-compliance.

8.6	Set-Off

(1)

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of an Event of Default which is continuing (whether or not the Loans have been accelerated hereunder), the Agent and each Lender shall have the right (and are hereby authorized by the Borrowers) at any time and from time to time to combine all or any of each Borrower’s accounts with the Agent or the Lender, as the case may be, and to set off and to appropriate and to apply any and all deposits (general or special, term or demand) including, but not limited to, indebtedness evidenced by certificates of deposit whether matured or unmatured, and any other indebtedness at any time held by such Borrower or owing by such Lender or the Agent, as the case may be, to or for the credit or account of such Borrower against and towards the satisfaction of any Obligations owing by such Borrower, and may do so notwithstanding that the balances of such accounts and the liabilities are expressed in different currencies, and the Agent and each Lender are hereby authorized to effect any necessary currency conversions at the 4:30 p.m. (Toronto time) spot rate of exchange announced by the Bank of Canada on the Banking Day before the day of conversion.

(2)

The Agent or the applicable Lender, as the case may be, shall notify the applicable Borrower of any such set-off from such Borrower’s accounts within a reasonable period of time thereafter, although the Agent or the Lender, as the case may be, shall not be liable to any Borrower for its failure to so notify.

ARTICLE 9

REPRESENTATIONS AND WARRANTIES

9.1	Representations and Warranties

(1)

On the Effective Date, and thereafter in accordance with Section 9.1(1)(v), the Canadian Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)	Existence and Good Standing

Each Borrower and Restricted Subsidiary is a corporation or exempted company validly existing and in good standing under the laws of its jurisdiction of organization, incorporation or formation (to the extent the concept of “good standing” is applicable in the relevant jurisdiction) or is a limited liability company, partnership, trust or other form of business organization validly existing under the laws of its jurisdiction of organization, incorporation or formation; each is duly registered in all other jurisdictions where the nature of its property or character of its business requires registration, except for jurisdictions where the failure to be so registered or qualified would not reasonably be expected to have a Material Adverse Effect, and has all necessary power and authority to own its properties and carry on its business as presently carried on or as contemplated by the Documents.

(b)	Authority

Each Loan Party has full power, legal right and authority to enter into the Documents to which it is a party and do all such acts and things as are required by such Documents to be done, observed or performed, in accordance with the terms thereof.

(c)	Valid Authorization and Execution

Each Loan Party has taken all necessary corporate, partnership, trust and other action (as applicable) of its directors, shareholders, members, managers, partners, trustees and other persons (as applicable) to authorize the execution, delivery and performance of the Documents to which it is a party and to observe and perform the provisions thereof in accordance with the terms therein contained.

(d)	Validity of Agreement – Non-Conflict; Enforceability

(i)

None of the authorization, execution or delivery of this Agreement or the other Documents or performance of any obligation pursuant hereto or thereto requires or will require, pursuant to Applicable Law now in effect, any approval or consent of any Governmental Authority having jurisdiction (except such as has already been obtained and are in full force and effect) nor is in conflict with or contravention (excluding contraventions under the Enerflex NPA which result from the Transactions) of (A) any Loan Party’s memorandum and articles of association, articles, by-laws or other constating or constitutional documents or any resolutions of directors or shareholders or the provisions of its partnership agreement or declaration of trust or trust indenture (as applicable), (B) Applicable Law, or (C) the provisions of any other indenture, instrument, undertaking or other agreement to which any Loan Party is a party or by which they or their properties or assets are bound, the contravention of which would have or would reasonably be expected to have a Material Adverse Effect.

(ii)

The Documents when executed and delivered will constitute valid and legally binding obligations of each Loan Party which is a party thereto enforceable against each such party in accordance with their respective terms, subject to applicable bankruptcy, concurso preventive, insolvency and other laws of general application limiting the enforceability of creditors’ rights and general equitable principles, including the principle that equitable remedies, such as specific performance and injunction, may be granted only in the discretion of the court.

(iii)

The Security when executed and delivered will create a valid Security Interest in the assets of the Secured Loan Party described therein in favour of the Collateral Agent (for the benefit of, among others, the Secured Parties) or the Agent (for the benefit of the Secured Parties), as applicable.

(e)	Ownership of Property

Each Borrower and Restricted Subsidiary has good and marketable title to its property, assets and undertaking, subject to Permitted Encumbrances and to minor defects of title which, individually and in the aggregate, do not materially affect their respective rights of ownership therein or the value thereof, except where the failure to have such good and marketable title would not reasonably be expected to have a Material Adverse Effect.

The Canadian Borrower is not aware of any claim, event, occurrence or right granted to any other person, of any kind whatsoever, that has resulted in or would result in loss of all or any part of the interest of any Borrower or Restricted Subsidiary in any part of their respective property, other than a loss that would not have or would not reasonably be expected to have a Material Adverse Effect.

(f)	Debt

No Borrower or Restricted Subsidiary has outstanding or is liable for any Debt except for Permitted Debt.

(g)	Encumbrances

None of the property or assets of any Borrower or Restricted Subsidiary is subject to any Security Interest on or in respect of such property or assets except for Permitted Encumbrances.

(h)	No Omissions

Each Borrower and Restricted Subsidiary (or, to the extent that information has been provided by others, is to the best of its knowledge after having made such enquiry as it reasonably considers prudent) has made available to the Agent all material information necessary to make any representations, warranties and statements contained in this Agreement not misleading in any material respect in light of the circumstances in which they are given on the date such written information is supplied.

(i)	No Default

No Default or Event of Default has occurred or is continuing (excluding any Default or Event of Default arising as a result of a breach of or default under the Enerflex NPA that results from the Transactions).

(j)	Financial Condition

(i)

The audited and unaudited consolidated financial statements of the Canadian Borrower delivered to the Lenders and the Agent pursuant hereto present fairly, in all material respects, the consolidated financial condition of the Canadian Borrower as at the date thereof and the results of the consolidated operations thereof for the fiscal year or fiscal quarter (as applicable) then ending, all in accordance with generally accepted accounting principles consistently applied.

(ii)

Except as has been disclosed to the Agent and the Operating Facility Lenders by written notice in accordance with the provisions of this Agreement, no filing of a report of a material change as required to be filed by a Borrower or any Subsidiary (except a Project Finance SPV) with any securities commission or exchange or with any Governmental Authority having jurisdiction over the issuance and sale of securities of a Borrower or any Subsidiary (except a Project Finance SPV) has been made which material change has had or would reasonably be expected to have a Material Adverse Effect.

(k)	Information Provided

(i)	All information, materials and documents, including all cash flow projections, economic models, capital and operating budgets and other information and data:

(A)

prepared and provided to the Agent by a Borrower or any Subsidiary in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and in all other cases, true, complete and correct in all material respects as of the respective dates thereof; and

(B)

prepared by persons other than a Borrower or a Subsidiary and provided to the Agent or the Lenders by the Canadian Borrower or any Subsidiary in respect of the transactions contemplated by this Agreement, or as required by the terms of this Agreement, were, to the best of the knowledge of the Canadian Borrower, in the case of financial projections, prepared in good faith based upon reasonable assumptions at the date of preparation and in all other cases, true, complete and correct in all material respects as of the respective dates thereof.

(ii)

The information included in the Beneficial Ownership Certification most recently delivered by the Canadian Borrower to each Lender that is a Covered Financial Institution is true and correct in all respects.

(l)	Absence of Litigation

There are no actions, suits or proceedings pending or, to the knowledge of the Canadian Borrower, threatened against or affecting any Borrower or Restricted Subsidiary, its property or any of its undertakings and assets, at law, in equity or before any arbitrator or before or by any Governmental Authority having jurisdiction in the premises in respect of which there is a reasonable likelihood of a determination adverse to any Borrower or Restricted Subsidiary and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(m)	Compliance with Applicable Laws, Court Orders and Agreements

Each Borrower and Restricted Subsidiary and their respective property, businesses and operations are in compliance with all Applicable Laws (including, without limitation, all applicable Environmental Laws), all applicable directives, judgments, decrees, injunctions and orders rendered by any Governmental Authority or court of competent jurisdiction binding on it, its memorandum and articles of association, articles, by-laws and other constating or constitutional documents, all agreements or instruments to which it is a party or by which its property or assets are bound (with the exception of a breach or default under the Enerflex NPA that results from the Transactions), and any employee benefit plans, except to the extent that failure to so comply would not have or reasonably be expected to have a Material Adverse Effect.

(n)	Required Permits in Effect

All Required Permits for each Borrower and Restricted Subsidiary are in full force and effect, except to the extent that the failure to have or maintain the same in full force and effect would not, when taken in the aggregate, have or reasonably be expected to have a Material Adverse Effect.

(o)	Remittances Up to Date

All of the material remittances required to be made by each Borrower and Restricted Subsidiary to Governmental Authorities have been made and are currently up to date and there are no outstanding arrears, other than where failure to make such remittances would not reasonably be expected to have a Material Adverse Effect.

(p)	Environmental
(i)

To the best of the knowledge and belief of the Canadian Borrower, after due inquiry, each Borrower and Restricted Subsidiary and their respective properties, assets and undertakings taken as a whole comply in all respects and the businesses, activities and operations of same and the use of such properties, assets and undertakings and the processes and undertakings performed thereon comply in all respects with all Environmental Laws except to the extent that failure to so comply would not have or reasonably be expected to have a Material Adverse Effect; further, the Canadian Borrower does not know, and has no reasonable grounds to know, of any facts which result in or constitute or are likely to give rise to non-compliance with any Environmental Laws, which facts or non-compliance would have or reasonably be expected to have a Material Adverse Effect.

(ii)

No Borrower nor Restricted Subsidiary has received written notice and, except as previously disclosed to the Agent in writing, the Canadian Borrower has no knowledge, after due inquiry, of any facts which would reasonably be expected to give rise to any notice of non-compliance with any Environmental Laws, which non- compliance has had or would reasonably be expected to have a Material Adverse Effect; and no Borrower nor Restricted Subsidiary has received any notice that it is a potentially responsible party for a federal, provincial, regional, municipal or local clean up or corrective action in connection with their respective properties, assets and undertakings where such clean up or corrective action has had or would reasonably be expected to have a Material Adverse Effect.

(q)	Taxes

Each Borrower and Restricted Subsidiary has duly filed on a timely basis all tax returns required to be filed and has paid all material Taxes which are due and payable, and has paid all material assessments and reassessments, and all other material Taxes, governmental charges, governmental royalties, penalties, interest and fines claimed against them, other than those which are being contested by them by Permitted Contest; each such person has made adequate provision for, and all required instalment payments have been made in respect of, Taxes payable for the current period for which returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any such person or the payment of any Taxes; there are no actions or proceedings being taken by any taxation authority in any jurisdictions where any Borrower or Restricted Subsidiary carries on business to enforce the payment of any Taxes by it other than those which are being contested by it by Permitted Contest.

(r)	Subsidiaries

As at the Effective Date, and as updated from time to time as required under this Agreement, Schedule K annexed hereto sets forth:

(i)	the full and complete legal name of each Borrower and Subsidiary of the Canadian Borrower;

(ii)	the jurisdiction of incorporation, continuance or organization of each Borrower and Subsidiary of the Canadian Borrower;

(iii)

the designation of each Subsidiary of the Canadian Borrower as a Restricted Subsidiary (including whether it is a Secured Loan Party, an Unsecured Loan Party or a Restricted Subsidiary which is not a Loan Party), an Unrestricted Subsidiary or a Project Finance SPV;

(iv)	the registered office and chief executive office or chief place of business of each Secured Loan Party, to the extent applicable;

(v)	the jurisdictions where each Borrower and Restricted Subsidiary own property and assets with an aggregate fair market value in excess of U.S.$5,000,000; and

(vi)

the address and legal description of each piece of real property owned by a Loan Party which has a fair market value in excess of U.S.$2,000,000 (or the Equivalent Amount thereof in any other currency).

(s)	Intellectual Property

Each Borrower and Restricted Subsidiary has the legal right to use all Intellectual Property necessary for the operation and conduct of its respective business, affairs, operations and processes, except to the extent that the failure to have the same would not have or reasonably be expected to have a Material Adverse Effect and, to the best of their knowledge and belief, no person has asserted any claim or taken any step or proceedings to prohibit or limit the use of such Intellectual Property by any Borrower or Restricted Subsidiary, in respect of which claim, step or proceedings there is a reasonable likelihood of a determination adverse to a Borrower or Restricted Subsidiary and which, if determined adversely, would have or would reasonably be expected to have a Material Adverse Effect.

(t)	Insurance

Each Borrower and Restricted Subsidiary maintains, with financially sound and reputable insurers, insurance with respect to its respective properties and businesses and against such casualties and contingencies and in such types and amounts as are in accordance with customary business practices for corporations or exempted companies of the size and type of business and operations as each Borrower and each such Restricted Subsidiary.

(u)	Sanctions

(i)	Neither the Canadian Borrower nor any of its Subsidiaries is a Sanctioned Person nor, to its Knowledge, is otherwise a target of Sanctions Regulations.

(ii)	To its Knowledge, each of the Canadian Borrower and its Subsidiaries is in compliance with all Sanctions Regulations applicable to it.

(iii)

No part of the proceeds of any Drawdown will be used directly, or, to its Knowledge, indirectly, by the Canadian Borrower or any of its Subsidiaries (A) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Anti-Corruption Laws or (B) to fund operations in, finance any investments or activities in, or make any payments to, (x) a Sanctioned Person in any manner that would result in any violation by the Canadian Borrower or any of its Subsidiaries of any applicable Sanctions Regulations or (y) a Lender Sanctioned Person in any manner that would result in any violation by the Agent or any Lender of any applicable Lender Sanctions Regulations.

(v)	Investment Company Status

None of the Borrowers or the Restricted Subsidiaries is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940.

(w)	ERISA

(i) No ERISA Event has occurred, and none of the Borrowers, the Restricted Subsidiaries nor any ERISA Affiliate is aware of any fact, event or circumstance that would reasonably be expected to constitute or result in an ERISA Event with respect to any Pension Plan, (ii) each of the Borrowers and the Restricted Subsidiaries and each ERISA Affiliate has met all applicable requirements under the Pension Funding Rules in respect of each Pension Plan, and no waiver of the minimum funding standards under the Pension Funding Rules has been applied for or obtained, (iii) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is 60% or higher and none of the Borrowers, the Restricted Subsidiaries nor any ERISA Affiliate knows of any facts or circumstances that would reasonably be expected to cause the funding target attainment percentage for any such plan to drop below 60% as of the most recent valuation date, (iv) none of the Borrowers, the Restricted Subsidiaries nor any ERISA Affiliate has incurred any liability to the PBGC other than for the payment of premiums, and there are no premium payments which have become due that are unpaid, (v) none of the Borrowers, the Restricted Subsidiaries nor any ERISA Affiliate has engaged in a transaction that would reasonably be expected to be subject to Section 4069 or Section 4212(c) of ERISA and (vi) no event or circumstance has occurred or exists that would reasonably be expected to cause the PBGC to institute proceedings under Title IV of ERISA to terminate any Pension Plan, in each case when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to result in a Material Adverse Effect.

(x)	Compliance with Regulations T, U, and X

None of the Borrowers or the Restricted Subsidiaries is engaged principally in or has as one of its important activities the business of extending credit for the purpose of purchasing or carrying any “margin security” or “margin stock” as defined in Regulations T, U and X (12 C.F.R. Parts 221 and 224) of the Federal Reserve System (herein called “Margin Stock”). None of the Borrowers nor any of the Restricted Subsidiaries has taken or will take any action which would reasonably be expected to cause this Agreement to violate Regulation T, U or X, or any other regulation of the Federal Reserve System with respect to Margin Stock. Neither the making of the Loans nor the use of proceeds thereof will violate the provisions of Regulation T, U or X of the Federal Reserve System.

9.2	Deemed Repetition

(1)

On the date of delivery by a Borrower of a Drawdown Notice (other than in connection with the initial Drawdowns hereunder on the Effective Date) to the Agent or an Operating Facility Lender, and again on the date of any Drawdown (other than such initial Drawdowns) made by a Borrower pursuant thereto, except those representations and warranties which are stated to be made as at a specific date or which the applicable Borrower has notified the Agent or the applicable Operating Facility Lender in writing cannot be repeated for such Drawdown and in respect of which the applicable Lenders have waived in writing (with or without terms or conditions) the application of the condition precedent in Section 3.1(1)(b) for such Drawdown, each of the representations and warranties contained in Section 9.1 shall be deemed to be repeated.

(2)

On the date of delivery by a Borrower of a Conversion Notice or Rollover Notice to the Agent or an Operating Facility Lender, as applicable, and again on the date of any Conversion or Rollover, the applicable Borrower shall be deemed to have represented and warranted to the Agent and the Lenders that, except as has otherwise been notified to the Agent or the applicable Operating Facility Lender, as applicable, in writing and has been waived in accordance herewith, no event has occurred and remains outstanding which would constitute a Default or an Event of Default nor will any such event occur as a result of the aforementioned Conversion or Rollover, as the case may be.

9.3	Other Documents

All representations, warranties and statements of any Borrower or Restricted Subsidiary contained in this Agreement, any other Document to which it is a party, or any certificate delivered hereunder by any Borrower or Restricted Subsidiary shall be deemed to constitute representations and warranties made by the Canadian Borrower to the Agent and the Lenders under Section 9.1 of this Agreement.

9.4	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the Effective Date or as at another date.

9.5	Nature of Representations and Warranties

The representations and warranties set out in this Agreement or deemed to be made pursuant hereto shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or Lenders’ Counsel. Such representations and warranties shall survive until this Agreement has been terminated, provided that the representations and warranties relating to environmental matters shall survive the termination of this Agreement and the repayment of the Secured Obligations.

ARTICLE 10

GENERAL COVENANTS

10.1	Affirmative Covenants of the Canadian Borrower

(1)

So long as any Obligation is outstanding (other than those Obligations which by their terms survive the termination and cancellation of this Agreement and the Credit Facilities) or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.13) a Majority of the Lenders otherwise consent in writing:

(a)	Punctual Payment and Performance

It shall duly and punctually pay, and shall cause each other Borrower to duly and punctually pay, the principal of all Loans, all interest thereon and all fees and other amounts required to be paid by the Borrowers hereunder in the manner specified hereunder and the Canadian Borrower shall perform and observe all of its obligations under this Agreement and under any other Document to which it is a party and shall cause each of the other Loan Parties to perform and observe all of their respective obligations under any Documents to which it is a party.

(b)	Books and Records

It shall, and shall cause each Restricted Subsidiary, to keep proper books of record and account in which complete and correct entries, in all material respects, will be made of its transactions in accordance with generally accepted accounting principles.

(c)	Maintenance and Operation

It shall do or cause to be done, and will cause each Restricted Subsidiary to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with diligent and prudent industry practice and Applicable Laws except to the extent that the failure to do or cause to be done the same would not have and would not reasonably be expected to have a Material Adverse Effect.

(d)	Maintain Existence; Compliance with Legislation Generally; Required Permits

Except as otherwise permitted by Section 10.2(1)(c) and 10.2(1)(k), the Canadian Borrower shall, and shall cause each Restricted Subsidiary to, preserve and maintain its corporate, exempted company, partnership, trust or other existence (as the case may be) as a corporation, exempted company, partnership, trust, limited liability company or other form of business organization, as the case may be, existing under the laws of its applicable jurisdiction of organization. Each Borrower shall do or cause to be done, and shall cause each other Loan Party to do or cause to be done, all acts necessary or desirable to comply with all Applicable Laws, except (other than in the case of laws relating to corruption and bribery) where such failure to comply does not and would not reasonably be expected to have a Material Adverse Effect, and to preserve and keep in full force and effect all Required Permits and all other franchises, licences, rights, privileges, permits and Governmental Authorizations necessary to enable the Borrowers and each of the Restricted Subsidiaries to operate and conduct their respective businesses in accordance with prudent industry practice, except to the extent that the failure to have any of the same does not and would not reasonably be expected to have a Material Adverse Effect.

(e)	Financial Statements and Other Information

The Canadian Borrower shall deliver to the Agent with sufficient copies for each of the Lenders:

(i)

Financial Forecasts – as soon as available and, in any event, within 90 days after the end of each of its fiscal years, copies of its financial forecasts for the next fiscal year including pro forma consolidated financial statements for the Canadian Borrower prepared on a quarterly basis for such period (including a pro forma balance sheet, pro forma statement of income and pro forma statement of cash flows) and a pro forma calculation of the financial covenants contained in Section 10.3;

(ii)

Annual Financials – as soon as available and, in any event, within 90 days after the end of each of its fiscal years, copies of the Canadian Borrower’s audited annual financial statements on a consolidated basis consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such year, together with the notes thereto in the case of the audited annual financial statements, all prepared in accordance with generally accepted accounting principles consistently applied, together with a report and an audit opinion of the Canadian Borrower’s auditors thereon in the case of audited annual financial statements of the Canadian Borrower;

(iii)

Quarterly Financials – as soon as available and, in any event within 60 days after the end of each of its first, second and third fiscal quarters, copies of each of the Canadian Borrower’s unaudited quarterly financial statements on a consolidated basis, in each case consisting of a balance sheet, statement of income, statement of cash flows and statement of shareholders’ equity for each such period all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year, all prepared in accordance with generally accepted accounting principles consistently applied, subject to customary year end adjustments;

(iv)

Compliance Certificate – concurrently with furnishing the financial statements pursuant to Sections 10.1(1)(e)(ii) and (iii), a Compliance Certificate signed by any one of the president, chief financial officer, vice president finance or treasurer of the Canadian Borrower and stating that, inter alia, the representations and warranties in Section 9.1 are true and accurate in all respects (or, if applicable, specifying those that are not) (unless stated to be made as at the Effective Date or another date, in which case such representations and warranties shall be true and correct as of the date made), that no Default or Event of Default has occurred and is continuing (or, if applicable, specifying those defaults or events notified in accordance with Section 10.1(1)(h) below), demonstrating compliance with the financial covenants contained in Section 10.3 and providing an updated Schedule K;

(v)

Financial Instruments – To the extent the Canadian Borrower ceases to include, in the notes to its financial statements referenced above, a table (and related information) reporting on Financial Instruments, the Canadian Borrower shall provide a table (and related information), in substantially the same form as previously included in its financial statements, to the Agent concurrently with furnishing the financial statements pursuant to Sections 10.1(1)(e)(ii) and (iii); and

(vi)

Other – such other information, reports, certificates, projections of income and cash flow or other matters affecting the business, affairs, financial condition, property or assets of the Canadian Borrower or its Subsidiaries as the Agent or any Lender may reasonably request including, without limitation, in connection with any applicable “know your customer” and anti-money laundering rules and regulations, and, promptly after any request therefor by a Lender that is a Covered Financial Institution, all information and documentation reasonably requested by the Agent or any Lender for purposes of compliance with the Beneficial Ownership Regulation.

(f)	Rights of Inspection

At any reasonable time and from time to time upon reasonable prior notice, but not more frequently than once per calendar quarter for so long as no Default or Event of Default has occurred and is continuing, the Canadian Borrower shall permit, and shall cause each Restricted Subsidiary to permit, the Agent and any Lender or any representative thereof (at the expense of the Canadian Borrower during the continuance of a Default or Event of Default and, otherwise, at the expense of the Agent or such Lender, as applicable) to (i) examine and make copies of and abstracts from the records and books of account of the Canadian Borrower or any Restricted Subsidiary, including, without limitation, those maintained by the registered office service provider for any Restricted Subsidiary, (ii) visit and inspect the premises and properties of the Canadian Borrower or any Restricted Subsidiary (in each case at the risk of the Canadian Borrower, except for the gross negligence or wilful misconduct of the inspecting party or the failure of any such inspecting party to comply with Applicable Law and the Canadian Borrower’s, or any Restricted Subsidiary’s health and safety requirements, as advised to such inspecting party), and (iii) discuss the affairs, operations, finances and accounts of the Canadian Borrower or any Restricted Subsidiary with any of the officers of the Canadian Borrower or any Restricted Subsidiary.

(g)	Notice of Material Litigation

The Canadian Borrower shall promptly give written notice to the Agent of any litigation, proceeding or dispute affecting a Borrower or any Restricted Subsidiary in respect of a demand or claim in respect of which there is a reasonable likelihood of an adverse determination and which if adversely determined would reasonably be expected to result in a liability, obligation or judgment (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) in excess of 5% of Consolidated Net Tangible Assets (in aggregate at any point in time) or to have a Material Adverse Effect, and shall from time to time furnish to the Agent all reasonable information requested by the Agent concerning the status of any such litigation, proceeding or dispute.

(h)	Notice of Default or Event of Default

The Canadian Borrower shall deliver to the Agent, as soon as reasonably practicable, and in any event no later than three (3) Banking Days after becoming aware of a Default or the occurrence of an Event of Default, an Officer’s Certificate describing in detail such Default or such Event of Default and specifying the steps, if any, being taken to cure or remedy the same.

(i)	Notice of Material Adverse Effect or Material Adverse Change

The Canadian Borrower shall, as soon as reasonably practicable, promptly notify the Agent of any event, circumstance or condition that has had or is reasonably likely to have a Material Adverse Effect or cause a Material Adverse Change.

(j)	Securities Disclosure

The Canadian Borrower shall promptly furnish to the Agent copies of all registration materials, reports, material change reports, circulars, notices and other non-confidential information that the Canadian Borrower was required by Applicable Law to file and has filed with any securities commission or stock exchange, has furnished to its shareholders or publicly disclosed (whether by way by advertisement or otherwise), except for insider reports and other filings which are of an administrative nature and do not contain any material information with respect to the business, affairs or financial condition of the Canadian Borrower and its Subsidiaries (except each Project Finance SPV). The Canadian Borrower shall be deemed to have satisfied its obligations under this Section 10.1(1)(j) if and to the extent the registration materials, material change reports, circulars, reports, notices and other non-confidential information, as the case may be, shall have been filed with the Canadian Securities Administrators (and are accessible to the Agent) in the SEDAR filing system at www.sedar.com or the EDGAR filing system at www.sec.gov/edgar.

(k)	Payment of Royalties, Taxes, Withholdings, etc.

The Canadian Borrower shall, and shall cause each Restricted Subsidiary to, from time to time, pay or cause to be paid all material royalties, rents, Taxes, rates, levies or assessments, ordinary or extraordinary, governmental fees or dues, and to make and remit all withholdings, lawfully levied, assessed or imposed upon it or any of its assets as and when the same become due and payable, except when and so long as the validity of any such royalties, rents, Taxes, rates, levies, assessments, fees, dues or withholdings is being contested by it by a Permitted Contest or the failure to pay or cause to be paid the same would not reasonably be expected to have a Material Adverse Effect.

(l)	Payment of Preferred Claims

The Canadian Borrower shall, and shall cause each Restricted Subsidiary to, from time to time pay when due or cause to be paid when due all amounts related to wages, workers’ compensation obligations, government royalties or pension fund obligations and any other amount which may result in a Security Interest against its assets arising under statute or regulation, except when and so long as the validity of any such amounts or other obligations is being contested by it by a Permitted Contest or the failure to pay or cause to be paid the same would not have or reasonably be expected to have a Material Adverse Effect

(m)	Environmental Covenants

(i)

Without limiting the generality of Section 10.1(1)(d) above, the Canadian Borrower shall, and shall cause each Restricted Subsidiary to conduct its business and operations so as to comply at all times with all Environmental Laws if the consequence of a failure to comply, either alone or in conjunction with any other such non compliances, would have or would reasonably be expected to have a Material Adverse Effect.

(ii)	If the Canadian Borrower or any Restricted Subsidiary shall:

(A)

receive or give any notice that a violation of any Environmental Law has or may have been committed or is about to be committed by the same, and if such violation has or would reasonably be expected to have a Material Adverse Effect;

(B)

receive any notice that a complaint, proceeding or order has been filed or is about to be filed against the same alleging a violation of any Environmental Law, and if such violation would reasonably be expected to have a Material Adverse Effect; or

(C)

receive any notice requiring it to take any action in connection with the release of Hazardous Materials into the environment or alleging that it may be liable or responsible for costs associated with a response to or to clean up a Release of Hazardous Materials into the environment or any damages caused thereby (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) in excess of 5% of Consolidated Net Tangible Assets (in aggregate at any point in time), or if such action or liability has or would reasonably be expected to have a Material Adverse Effect, the Canadian Borrower shall promptly provide the Agent with a copy of such notice and shall, or shall cause such Restricted Subsidiary to, furnish to the Agent from time to time all reasonable information requested by the Agent relating to the same.

(n)	Use of Loans

The Canadian Borrower shall, and shall cause the other Borrowers to, use all Loans and the proceeds thereof solely for the purposes set forth in Section 2.3 hereof.

(o)	Required Insurance

The Canadian Borrower shall, and shall cause each Restricted Subsidiary to, maintain, with financially sound and reputable insurers, insurance with respect to its respective properties and business and against such casualties and contingencies and in such types and such amounts as shall be in accordance with customary business practices for corporations of the size and type of business and operations as the Canadian Borrower and its Subsidiaries taken as a whole, to the extent such insurance is available on reasonable commercial terms.

(p)	Ring Fence Tests

(i)

The Canadian Borrower shall ensure that, at all times, the Canadian Borrower and the Restricted Subsidiaries shall (A) directly own not less than 80% of the consolidated assets of the Canadian Borrower (measured quarterly and as set forth on the consolidated balance sheet of the Canadian Borrower, in accordance with generally accepted accounting principles), excluding, without duplication, (x) from the numerator, Non-Recourse Assets to the extent of the outstanding Non- Recourse Debt financing such assets and (y) from the denominator, the assets of any Project Finance SPVs and any Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets and (B) directly generate not less than 80% of EBITDA, as calculated at each Quarter End (the “Ring Fence Test (Restricted Group)”).

(ii)

Subject to Section 11.2(5), the Canadian Borrower shall ensure that, at all times from and after the date that is 90 days after the Effective Date, the Secured Loan Parties shall (A) directly own not less than 75% of the consolidated assets of the Canadian Borrower (measured quarterly and as set forth on the consolidated balance sheet of the Canadian Borrower, in accordance with generally accepted accounting principles), excluding, without duplication, (x) from the numerator, Non- Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets and (y) from the denominator, the assets of any Project Finance SPVs and any Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets and (B) directly generate not less than 75% of EBITDA, as calculated at each Quarter End (the “Ring Fence Test (Secured Loan Parties)”).

(q)	Repayment of Existing Notes

The Canadian Borrower shall permanently repay and shall obtain releases in respect of, or shall cause to be permanently repaid and releases to be obtained in respect of, all indebtedness, obligations and liabilities owing under (i) the Enerflex Existing Notes within 15 days after the Effective Date and (ii) the Exterran Existing Notes within 35 days after the Effective Date.

(r)	Flood Hazard Diligence and Deliveries

If a mortgage, deed of trust or other encumbrance on any real property located in the United States of America is requested or required pursuant to the terms of this Agreement or any other Document, the Canadian Borrower shall, and shall cause each of the applicable Restricted Subsidiaries to, deliver to each affected Lender (i) all relevant address information, including but not limited to a metes and bounds legal description of such real property if readily available, so each affected Lender may procure a flood determination certificate issued by the appropriate governmental body or authority or authorized third party indicating whether such property is designated as a “flood hazard area” and (ii) if such real property is designated to be in a “flood hazard area”, evidence of flood insurance on such property obtained by the applicable Borrower or Restricted Subsidiary, as the case may be, in such total amount as required under applicable law and satisfactory to each affected Lender and otherwise in compliance with the National Flood Insurance Program as set forth in the Flood Disaster Protection Act of 1973 (United States), as the same may be amended, re-enacted or replaced. All diligence in this Section 10.1(1)(r) must be completed and approved prior to the execution of any mortgage, deed of trust or other encumbrance instrument with respect to such real property.

(s)	Compliance with Sanctions

(i)

The Canadian Borrower shall, as soon as reasonably practicable, promptly notify the Agent after becoming aware of any transaction or dealing by the Canadian Borrower or any of its Subsidiaries that is in violation of applicable Sanctions Regulations.

(ii)

The Canadian Borrower shall, and shall cause each of its Subsidiaries to, maintain in effect policies or procedures which are designed to ensure that each such Borrower or Subsidiary conduct its business and activities in compliance with Anti- Corruption Laws and Sanctions Regulations applicable to it.

(t)	Notices Regarding EDC-Backed LC Facility

The Canadian Borrower shall promptly give notice to the Agent of (i) the drawing of letters of credit issued under the EDC-Backed LC Facility in an aggregate amount in excess of U.S.$10,000,000 (or the Equivalent Amount thereof in any other currency) over any period of 90 consecutive days or (ii) the termination of the EDC-Backed LC Facility.

(u)	Notices Regarding Change of Name, Chief Executive Office, Jurisdiction of Formation

The Canadian Borrower shall notify the Agent at least 15 days (or such shorter period of time as may be agreed to by the Agent) in advance of any change in: (i) the name of any Loan Party, (ii) the chief executive office or sole place of business of any Loan Party, or (iii) the jurisdiction of incorporation, formation, amalgamation, or organization of any Loan Party.

(v)	Domicile of Borrowers; U.S. Borrowers Wholly Owned

Notwithstanding anything to the contrary in this Agreement, so long as Business Development Bank of Canada is a Lender, (i) the Canadian Borrower shall be a corporation, partnership or trust organized and existing under the laws of Canada (or any Province or Territory thereof), (ii) each U.S. Borrower shall be a corporation, exempted company, limited liability company, partnership or trust organized and existing under the laws of the United States of America (or any State thereof) or a corporation, partnership or trust organized and existing under the laws of Canada (or any Province or Territory thereof), and (iii) the Canadian Borrower shall, at all times, directly own 100% of all of the issued and outstanding shares in the capital (or any other income, capital, beneficial and ownership interests (however designated)) of each U.S. Borrower; provided that if any Subsidiary which is a U.S. Borrower ceases to be directly owned by the Canadian Borrower, the Canadian Borrower shall promptly notify the Agent of such change in circumstances and such Subsidiary shall automatically cease to be a U.S. Borrower hereunder and shall be required to promptly repay in full all outstanding Obligations drawn under the Revolving Credit Facilities which were specifically borrowed by it and not, for greater certainty, any Obligations for which it was jointly and severally liable as a Borrower hereunder or for which it may be liable under any guarantee of such Obligations.

10.2	Negative Covenants of the Canadian Borrower

(1)

So long as any Obligation is outstanding (other than those Obligations which by their terms survive the termination and cancellation of this Agreement and the Credit Facilities) or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.13) a Majority of the Lenders otherwise consent in writing:

(a)	No Change of Business

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, change in any material respect its Business.

(b)	Negative Pledge

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, create, issue, incur, assume or permit to exist any Security Interests on any of its or their respective property, undertakings or assets other than Permitted Encumbrances.

(c)	Limit on Liquidation and Dissolution

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, liquidate, dissolve or wind up or take any steps or proceedings in connection therewith except (i) in the case of a Secured Loan Party (other than a Borrower), where the successor thereto or transferee thereof is another Secured Loan Party, (ii) in the case of an Unsecured Loan Party, where the successor thereto or transferee thereof is a Loan Party or (iii) in the case of a Restricted Subsidiary which is not a Loan Party, where the successor thereto is a Restricted Subsidiary.

(d)	Limit on Sale of Assets

Except for Permitted Dispositions, the Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, sell, transfer or otherwise dispose of any of their respective property or assets (i) during the continuance of a Default or Event of Default or (ii) in any calendar year, whether in one or a series of transactions, which, in aggregate with all other sales, transfers or other dispositions by the Canadian Borrower and each Restricted Subsidiary in such calendar year, have a fair market value (in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of each applicable Disposition) in excess of 5% of Consolidated Net Tangible Assets; provided that, in the case of a Permitted Disposition pursuant to clause (e) or (f) of the definition thereof, the Canadian Borrower shall, or shall cause the applicable Restricted Subsidiary to, within 180 days after receipt of proceeds in respect of any such Permitted Disposition, utilize the net cash proceeds of such Permitted Disposition to (A) repay Debt of the Canadian Borrower or a Restricted Subsidiary and/or (B) fund capital expenditures or otherwise acquire assets that are used or useful in the business of the Canadian Borrower or any of the Restricted Subsidiaries.

(e)	Limit on Debt

The Canadian Borrower shall not have or incur, or permit any Restricted Subsidiary to have or incur, any Debt other than Permitted Debt; provided that, notwithstanding the foregoing, the Canadian Borrower shall not permit (i) any Restricted Subsidiary which is not a Loan Party to incur or guarantee any Debt other than Non-Recourse Debt or (ii) any Unsecured Loan Party to incur or guarantee any Debt other than the Secured Obligations or Non- Recourse Debt, unless such Debt of such Unsecured Loan Party is subject to the Guarantee Subordination Terms.

(f)	Limit on Investments and Financial Assistance

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, (i) make Investments in any person (other than a Borrower or a Restricted Subsidiary) or any Non-Recourse Assets or (ii) provide any Financial Assistance to or for the benefit of any person other than a Borrower or a Restricted Subsidiary, other than (A) amounts in relation to the Project Finance SPVs up to a maximum aggregate amount at any time outstanding of U.S.$100,000,000 (or the Equivalent Amount thereof measured as at the time of the making of any such Investment or provision of such Financial Assistance) plus 100% of the net cash proceeds of any equity offerings received by the Canadian Borrower or a Restricted Subsidiary from a person other than the Canadian Borrower or any of its Subsidiaries (after excluding therefrom any portion of such proceeds which is expended pursuant to the succeeding clause (B) or applied to repay any Debt of a Loan Party), (B) amounts (expressed in Canadian Dollars or the Equivalent Amount in Canadian Dollars measured at the time of determination) not in excess, in the aggregate, (x) in any calendar year, an amount equal to 5% of Consolidated Net Tangible Assets plus (y) 100% of the net cash proceeds of any equity offerings received by the Canadian Borrower or a Restricted Subsidiary from a person other than the Canadian Borrower or any of its Subsidiaries (after excluding therefrom any portion of such proceeds which is expended pursuant to the preceding clause (A) or applied to repay any Debt of a Loan Party), and (C) an Investment in a person that will become a Loan Party by delivering a Subsidiary Guarantee and, if applicable, the applicable Security concurrently with or promptly following the making of the Investment. In addition to the foregoing, the Canadian Borrower shall not permit any Project Finance SPV or Unrestricted Subsidiary to provide any Financial Assistance in respect of any Debt (other than Non-Recourse Debt) incurred by the Canadian Borrower or any Restricted Subsidiary.

(g)	Limit on Distributions

The Canadian Borrower shall not make any Distributions if: (i) a Default or Event of Default has occurred and is continuing, or would reasonably be expected to occur immediately following such Distribution, or (ii) the amount of such Distribution, together with the aggregate amount all Distributions declared or paid in the then current fiscal quarter, would exceed the greater of (A) an amount equal to the quarterly common share dividend (on a per share basis) most recently paid by the Canadian Borrower to the holders of its common shares prior to the Effective Date and (B) any higher amount; provided with respect to clause (B) that (x) as at the last day of the most recently completed fiscal quarter of the Canadian Borrower occurring after the Effective Date and determined on a pro forma basis after giving effect to such Distribution, the Senior Secured Net Funded Debt to EBITDA Ratio would be less than or equal to 2.00:1.00 and (y) immediately after such Distribution, the Minimum Liquidity would be greater than or equal to U.S.$100,000,000.

(h)	Limit on Permitted Junior Debt

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, purchase, repurchase or prepay the principal amount of any Permitted Junior Debt unless:

(i)

such purchase, repurchase or prepayment is funded solely from the proceeds of Permitted Junior Debt, a Permitted Junior Debt Refinancing and/or net cash proceeds from the issuance of equity interests of the Canadian Borrower or a Restricted Subsidiary to a person other than the Canadian Borrower or any of its Subsidiaries; or

(ii)

(A) as at the last day of the most recently completed fiscal quarter of the Canadian Borrower and determined on a pro forma basis after giving effect to such purchase, repurchase or prepayment, the Senior Secured Net Funded Debt to EBITDA Ratio would be less than or equal to 2.00:1.00 and (B) immediately after such purchase, repurchase or prepayment, the Minimum Liquidity would be greater than or equal to U.S.$100,000,000, provided that, in each case, no Default or Event of Default has occurred and is continuing at the time of such purchase, repurchase or prepayment or would reasonably be expected to result therefrom.

(i)	No Financial Instruments Other Than Permitted Hedging

The Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into, transact or have outstanding any Financial Instruments or Financial Instrument Obligations other than Permitted Hedging.

(j)	Non Arm’s Length Transactions

Except in respect of (i) transactions between or among a Borrower and/or one or more of the Restricted Subsidiaries or (ii) Investments and Financial Assistance permitted by Section 10.2(1)(f), the Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any Related Party except upon fair and reasonable terms, which terms are not less favourable to a Borrower or Restricted Subsidiary, as applicable, than it would obtain in an arm’s length transaction.

(k)	No Merger, Amalgamation, etc.

Except as permitted under Section 10.2(1)(c) or 10.2(1)(d), and subject to Section 10.1(1)(v), the Canadian Borrower shall not, and shall not permit any Restricted Subsidiary to, merge with, amalgamate with or consolidate with any other person, or convey, sell, transfer, lease or otherwise dispose of (in one transaction or in a series of transactions) all or substantially all of its assets to any other person (whether by way of reconstruction, reorganization, recapitalization, arrangement, consolidation, amalgamation, merger, transfer, sale or otherwise) unless:

(i)	other than in respect of a transaction under Section 10.2(1)(k)(v) or 10.2(1)(k)(vi), the Agent has been provided with not less than 21 days’ prior notice thereof;

(ii)

in the case of any such transaction involving the Canadian Borrower, (A) the successor formed by such consolidation or amalgamation or the survivor of such merger or the person that acquires by conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of the Canadian Borrower as an entirety, as the case may be, shall be a solvent corporation, exempted company, limited liability company, partnership or trust organized and existing under the laws of the Canada (or any province or territory therein) or such other jurisdiction acceptable to the Agent, acting reasonably and (B) the senior unsecured long term debt rating of the successor, survivor or person that acquires all or substantially all of the assets of the Canadian Borrower in effect immediately prior to the announcement of such transaction is not downgraded by any one or more of DBRS, Moody’s, S&P and Fitch within 60 days after there is a public announcement of the Canadian Borrower’s intention or agreement to effect such transaction (which 60 day period shall be extended so long as such rating is under publicly announced consideration for such a possible downgrade by any of such rating agencies);

(iii)

in the case of any such transaction involving the Australian Borrower, the successor formed by such consolidation or amalgamation or the survivor of such merger or the person that acquires by conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of the Australian Borrower as an entirety, as the case may be, shall be a solvent corporation, exempted company, limited liability company, partnership or trust organized and existing under the laws of Australia (or any territory therein) or such other jurisdiction acceptable to the Agent and the Australian Operating Facility Lender, each acting reasonably;

(iv)

in the case of any such transaction involving a U.S. Borrower, (A) the successor formed by such consolidation or amalgamation or the survivor of such merger or the person that acquires by conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of the applicable U.S. Borrower as an entirety, as the case may be, shall be a solvent corporation, exempted company, limited liability company, partnership or trust organized and existing under the laws of the United States of America (or any state therein) or such other jurisdiction acceptable to the Agent, acting reasonably, and (B) so long as Business Development Bank of Canada is a Lender, the Canadian Borrower shall directly own 100% of all of the issued and outstanding shares in the capital (or any other income, capital, beneficial and ownership interests (however designated)) of such successor, survivor or other person acquiring the assets of the applicable U.S. Borrower, subject to the proviso in Section 10.1(1)(v) if such successor, survivor or other person ceases to be a U.S. Borrower;

(v)

in the case of any such transaction involving a Restricted Subsidiary other than a Borrower, the successor formed by such consolidation or amalgamation or the survivor of such merger or the person that acquires by conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of such Restricted Subsidiary as an entirety, as the case may be, shall be a solvent corporation, exempted company, limited liability company, partnership or trust organized and existing under the laws of its jurisdiction of organization or creation;

(vi)

in all cases involving a Loan Party other than in a transaction involving two Loan Parties in which the surviving entity is a Loan Party, (A) such successor corporation, exempted company, limited liability company, partnership or trust shall have executed and delivered to the Agent and the Collateral Agent an agreement or agreements assuming the due and punctual performance and observance of each covenant, obligation and condition of each respective Document by which such Loan Party was bound and (B) shall have caused to be delivered to the Agent, the Collateral Agent and the Lenders an opinion of independent counsel to the effect that (1) all agreements or instruments effecting such assumption are enforceable in accordance with their terms and (2) as a result of such transaction, no Loan Party that continues to exist has been released from its obligations under the Documents (such opinion to be acceptable to the Agent, acting reasonably); provided that agreements or instruments of assumption shall not be required if such assumption occurs by operation of law, and the Canadian Borrower delivers an opinion of such counsel to that effect (such opinion to be acceptable to the Agent, acting reasonably);

(vii)	in all cases, immediately before and after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(viii)	in all cases, the transaction shall not result in a Change of Control.

No such conveyance, transfer, sale, lease or other disposition of all or substantially all of the assets of a Borrower or a Restricted Subsidiary shall have the effect of releasing such Borrower or Restricted Subsidiary or any successor person from its liability under this Agreement or any other Document.

(l)	Hostile Acquisitions

The Canadian Borrower shall not, and shall not permit any other Borrower to, utilize the proceeds of any Drawdown, or any Loans, under any Credit Facility to, or to provide funds to any Subsidiary, Affiliate or other person to, finance a hostile takeover.

(m)	Sanctions

(i)

The Canadian Borrower shall not, and shall not permit any Subsidiary of the Canadian Borrower to, (A) engage in any transaction with a person that is listed on a Sanctions List, (B) Knowingly engage in any transaction with a person that is directly or indirectly owned or controlled by a person that is listed on a Sanctions List or (C) become designated as a Sanctioned Person.

(ii)

The Canadian Borrower shall not, and shall not permit any Subsidiary of the Canadian Borrower to, Knowingly engage in any transaction or dealing that would be in violation of applicable Sanctions Regulations.

(iii)

The Canadian Borrower shall not, and shall not permit any Subsidiary of the Canadian Borrower to, directly or, to its Knowledge, indirectly, use the proceeds from any Drawdown to fund operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by the Canadian Borrower or any of its Subsidiaries of any applicable Sanctions Regulations.

10.3	Financial Covenants

So long as any Obligation is outstanding (other than those Obligations which by their terms survive the termination and cancellation of this Agreement and the Credit Facilities) or any Credit Facility is available hereunder, the Canadian Borrower covenants and agrees with each of the Lenders and the Agent that, unless (subject to Section 16.13) a Majority of the Lenders otherwise consent in writing:

(a)	Maximum Senior Secured Net Funded Debt to EBITDA Ratio

As at each Quarter End, the Canadian Borrower shall not permit the Senior Secured Net Funded Debt to EBITDA Ratio to exceed 2.50:1.00, such ratio to be calculated on a rolling four-quarter basis.

Notwithstanding and in lieu of the foregoing, for the first full four Quarter Ends following the fiscal quarter in which the Canadian Borrower or a Restricted Subsidiary completes a Material Acquisition, the Canadian Borrower shall not permit the Senior Secured Net Funded Debt to EBITDA Ratio to exceed 3.00:1.00.

(b)	Maximum Net Funded Debt to EBITDA Ratio

As at each Quarter End, the Canadian Borrower shall not permit the Net Funded Debt to EBITDA Ratio to exceed (i) 4.50:1.00 (for each Quarter End after the Effective Date until and including the Quarter End dated September 30, 2023) and (ii) 4.00:1.00 (for each Quarter End after September 30, 2023), such ratio to be calculated, in each case, on a rolling four-quarter basis.

Notwithstanding and in lieu of the foregoing, for the first full four Quarter Ends following the fiscal quarter in which the Canadian Borrower or a Restricted Subsidiary completes a Material Acquisition which is completed after September 30, 2023, the Canadian Borrower shall not permit the Net Funded Debt to EBITDA Ratio to exceed 4.50:1.00.

(c)	Minimum Interest Coverage Ratio

As at each Quarter End, the Canadian Borrower shall not permit the Interest Coverage Ratio to be less than 2.50:1.00, such ratio to be calculated on a rolling four-quarter basis.

10.4	Agent May Perform Covenants

If, following the expiry of any cure periods provided for in Section 12.1, the Canadian Borrower fails to perform any covenants on its part herein contained, the Agent may give notice to the Canadian Borrower of such failure and if such covenant remains unperformed, the Agent may, in its discretion but need not, perform or instruct the Collateral Agent to perform any such covenant capable of being performed by the Agent or the Collateral Agent and if the covenant requires the payment or expenditure of money, the Agent may, upon having received approval of all Lenders, make (or instruct the Collateral Agent to make) such payments or expenditure and all sums so expended shall be forthwith payable by the Canadian Borrower to the Agent on behalf of the Lenders and shall bear interest at the applicable interest rate provided in Section 5.10. No such performance, payment or expenditure by the Agent or Collateral Agent shall be deemed to relieve the Canadian Borrower of any default hereunder or under the other Documents.

ARTICLE 11

GUARANTEES AND SECURITY

11.1	Guarantees

(1)

The Canadian Borrower shall cause each Restricted Subsidiary to execute and deliver a Subsidiary Guarantee in the form of Schedule H-1 annexed hereto (or a joinder to an existing Subsidiary Guarantee), in each case with such modifications and insertions as may be required by the Agent and agreed to by the Canadian Borrower, each acting reasonably, including modifications necessary to have such Subsidiary Guarantees be in compliance with the Applicable Laws of the governing jurisdiction of such Restricted Subsidiary (together with a certified copy of such Subsidiary’s organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable), authorizing resolutions and a legal opinion in form and substance satisfactory to the Agent, acting reasonably); provided that (a) if and to the extent that providing such Subsidiary Guarantee would be prohibited by the Exterran Note Indenture, Exterran and its Subsidiaries will not be required to execute and deliver such Subsidiary Guarantees until after the repayment, satisfaction and discharge or defeasance in full of the Exterran Existing Notes and (b) a Restricted Subsidiary shall not be required to execute and deliver such Subsidiary Guarantee if and to the extent such Subsidiary Guarantee would be illegal or such Restricted Subsidiary is contractually prohibited from providing such Guarantee (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Debt and provided such contract was not entered into in contemplation and for purposes of avoiding such Restricted Subsidiary’s obligation to otherwise execute and deliver the Subsidiary Guarantee contemplated hereby); provided, further, that if clause (b) of the immediately preceding proviso applies, the Canadian Borrower shall use commercially reasonable efforts to obtain any third party consents or approvals which would eliminate any applicable restriction in those circumstances where it would be reasonable and customary to do so.

(2)

The Canadian Borrower shall execute and deliver the Parent Guarantee in the form of Schedule H-2 annexed hereto with such modifications and insertions as may be required by the Agent and agreed to by the Canadian Borrower, each acting reasonably.

(3)

Notwithstanding the foregoing, (a) Subsidiary Guarantees required to be delivered hereunder by Exterran and its Subsidiaries which are Restricted Subsidiaries or Subsidiaries of Enerflex which are Restricted Subsidiaries and are not guarantors under the Existing Enerflex Revolver Credit Agreement shall only be required to be delivered as soon as reasonably practicable for the relevant Loan Party to do so after the Effective Date, and in any event within 90 days following the Effective Date (or such longer period as may be agreed to between the Canadian Borrower and the Agent, acting reasonably) and (b) except as provided in clause (a) above, any Subsidiary that is designated as a Restricted Subsidiary after the Effective Date shall only be required to deliver a Subsidiary Guarantee as soon as reasonably practicable and in any event within 30 days following the date of such designation.

(4)

The Canadian Borrower shall deliver, or shall cause to be delivered, concurrently with any Subsidiary Guarantees (or joinders thereto) delivered after the Effective Date, certified copies of the organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable) and authorizing resolutions of the Loan Party that is party to such Subsidiary Guarantee, and a legal opinion (in form and substance satisfactory to the Agent, acting reasonably) in respect of such Subsidiary Guarantee.

11.2	Security

(1)

The Secured Obligations of all Borrowers and the Restricted Subsidiaries shall be secured, equally and rateably, by Security Interests (subject only to Permitted Encumbrances) on, to and against all present and future real and personal property of the Secured Loan Parties, such Security Interests to be granted to the Collateral Agent (for the benefit of, among others, the Secured Parties) and subject to the CAIA.

(2)	The Canadian Borrower shall cause each Restricted Subsidiary to execute and deliver to the Collateral Agent, as applicable:

(a)

from the Canadian Borrower and each Restricted Subsidiary which is organized under the laws of any jurisdiction of Canada, (a) a general security agreement substantially in the form of Schedule H-3 annexed hereto, (b) to the extent a Security Interest is being taken in its owned and/or leased real property, a fixed and floating charge debenture substantially in the form of Schedule H-4 annexed hereto and (c) a debenture pledge agreement substantially in the form of Schedule H-5 annexed hereto, in each case, with such modifications and insertions as may be permitted or required by the Agent and the Collateral Agent, acting reasonably;

(b)

from each U.S. Borrower and each other Restricted Subsidiary which is organized under the laws of any jurisdiction of the United States of America, (i) a pledge and security agreement substantially in the form of Schedule H-6 annexed hereto, with such modifications and insertions as may be permitted or required by the Agent, acting reasonably, and (ii) one or more deposit account control agreements, which, in the reasonable judgment of the Agent, are required for the Restricted Subsidiaries to comply with the terms of the Documents from time to time (subject to such exclusions as may be agreed to by the Agent);

(c)

from each Restricted Subsidiary organized under the laws of any jurisdiction other than Canada or the United States of America, a general security agreement or such other Security granting to the Agent (for the benefit of the Secured Parties) a Security Interest over all or substantially of the existing and after acquired personal-property of the applicable Restricted Subsidiary (having regard to Applicable Law) in a form satisfactory to the Agent and Lenders’ Counsel, acting reasonably;

(d)

from the Canadian Borrower and each Subsidiary of the Canadian Borrower that owns or acquires any equity interests of a Restricted Subsidiary, or is the obligee in respect of any Debt owing by Restricted Subsidiary which, in each case, has not otherwise been pledged, mortgaged or charged pursuant to Security delivered pursuant to clause (a), (b) or (c) above:

(i)

a pledge, mortgage or charge of all such equity interests or Debt (or such other instrument as may be required to grant to the Collateral Agent (for the benefit of, among others, the Secured Parties) a Security Interest in such equity interests or Debt;

(ii)

to the extent that the Subsidiary of the Canadian Borrower which owns such equity interests, or is the lender in respect of such Debt, is not a Restricted Subsidiary, a Guarantee in favour of the Agent (for the benefit of the Secured Parties), which Guarantee shall be limited in recourse to the assets subject to the Security Interest to be granted pursuant to clause (i) above;

provided that, such Security and, if applicable, limited recourse Guarantee, shall be delivered to the Agent and the Collateral Agent, as applicable, within 30 days of any acquisition of equity interests of, or the making of any Loan to, a Restricted Subsidiary; and

(e)

such other security documentation requested by the Agent or any of the Lenders, acting reasonably, which in the opinion of the Agent or such Lender(s) is necessary or desirable to ensure that the Collateral Agent has received (for the benefit of, among others, the Secured Parties) a valid and perfected first priority Security Interest (subject only to Permitted Encumbrances) against the real and personal property of each Restricted Subsidiary, provided that (i) a Restricted Subsidiary shall not be required to grant any Security which creates a Security Interest over any assets which constitute Excluded Collateral and (ii) a Restricted Subsidiary which has migrated or continued its existence into a different jurisdiction and has previously delivered Security pursuant to Section 11.2(2) shall not be required to grant replacement Security if a Borrower has delivered to the Agent and the Collateral Agent documentation satisfactory to the Agent and the Collateral Agent, each acting reasonably, which confirms the ongoing validity, maintenance and perfection of the existing Security granted by such Restricted Subsidiary (having regard to Applicable Law in such different jurisdiction).

In addition to the foregoing, the Canadian Borrower shall deliver, or shall cause to be delivered, concurrently with any Security delivered after the Effective Date, certified copies of the organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable) and authorizing resolutions of each Loan Party that is party to such Security, and a legal opinion in respect of each such Loan Party and such Security, in form and substance satisfactory to the Agent, acting reasonably.

(3)

Notwithstanding the foregoing, (a) other than the Security required to be delivered on the Effective Date pursuant to Section 3.2(1)(b), all Security required to be delivered by the Canadian Borrower and the Restricted Subsidiaries hereunder shall be delivered as soon as reasonably practicable for the relevant Loan Party to do so after the Effective Date, and in any event within 90 days of the Effective Date (or such longer period as may be agreed to between the Canadian Borrower and the Agent, acting reasonably), and (b) except as provided in clause (a) above, all Security required to be delivered by a Subsidiary that is designated as a Restricted Subsidiary after the Effective Date shall be delivered as soon as reasonably practicable and in any event within 30 days following the date of such designation (or such longer period as may be agreed to between the Canadian Borrower and the Agent, acting reasonably), and in each case the Canadian Borrower shall deliver, or shall cause to be delivered, concurrently with any such Security, certified copies of the organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable) and authorizing resolutions of the Loan Party that is party to such Security, and a legal opinion in respect of such Security, in form and substance satisfactory to the Agent, acting reasonably.

(4)

In the event that a Restricted Subsidiary is not required to enter into the Security as a result of the proviso in Section 11.2(2), the Canadian Borrower shall execute and deliver, or cause any applicable Subsidiary of the Canadian Borrower to execute and deliver, Security providing for a pledge, mortgage or charge of the equity securities of such Restricted Subsidiary and any Debt owing by such Restricted Subsidiary to the Canadian Borrower or a Subsidiary thereof, together with such Guarantees (if any) as may be necessary for the creation a Security Interest in the collateral subject to such Security and together with a certified copy of the grantor’s organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable), authorizing resolutions and a legal opinion in form and substance satisfactory to the Agent, acting reasonably; provided that, notwithstanding the foregoing, the Canadian Borrower or any Subsidiary thereof shall not be required to grant such Security if and to the extent that (i) such Security would be illegal, (ii) the Canadian Borrower or applicable Subsidiary thereof is contractually prohibited from providing Security (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Debt).

(5)

To the extent that the Ring Fence Test (Secured Loan Parties) cannot be met by the Canadian Borrower for any of the reasons set forth in the proviso in Section 11.1(1) or 11.2(2), the Canadian Borrower shall promptly notify the Agent of such circumstance and shall, within 90 days of the delivery of such notice (or such longer period as may be agreed to between the Canadian Borrower and the Agent, acting reasonably), re-designate all of its Subsidiaries that are not subject to such proviso (including any Unrestricted Subsidiaries but excluding any Project Finance SPVs) as Restricted Subsidiaries and cause such Subsidiaries to execute and deliver the Security and a Subsidiary Guarantee or joinder thereto (together with a certified copy of its organizational documents, certificate of incorporation, formation or continuation, register of members, register of directors and officers, register of mortgages and charges and any other statutory registers (as applicable), certificate of status or good standing (or equivalent)(as applicable), authorizing resolutions and a legal opinion in form and substance satisfactory to the Agent, acting reasonably), and all registrations, notations, filings and/or recordings of the Security shall have been made in all offices where such registration, notation, filing or recording is necessary or of advantage to the creation, perfection and preserving of the Security and the Security Interests created thereby, and the Canadian Borrower shall be deemed to be in compliance with the Ring Fence Test (Secured Loan Parties).

(6)	Notwithstanding anything to the contrary herein or in any other Document, no Borrower or Restricted Subsidiary shall be required to:

(a)

grant mortgages or the equivalent over real property or certificates of title in any jurisdiction of the United States of America; provided that, at the option of the Agent, such security may be obtained after the aggregate fair market value of such collateral exceeds U.S.$10,000,000 or if an Event of Default has occurred and is continuing;

(b)	obtain mortgagee or landlord consents or access agreements; or

(c)

provide security over contractual rights (including intellectual property rights or real property leases) that are not assignable or for which security may not be granted without consent from parties to such contracts.

11.3	Registration

The Canadian Borrower shall, or shall cause the applicable Restricted Subsidiary, at the expense of the Canadian Borrower, to notarize, register, notify, file or record the Security in all jurisdictions and offices where such registration, filing or recording is necessary or of advantage to the creation, perfection and preserving of the Security Interest created thereby; provided that, notwithstanding any provision of any Document to the contrary and except as may be requested otherwise by the Agent during the continuance of any Event of Default:

(a)

the debentures, mortgages and other real property security documents shall not be filed in any land registry office by any person against any owned or fee simple real property (other than real property with a fair market value in excess of U.S.$10,000,000) of any Borrower or any Secured Loan Party;

(b)	no serial number registrations will be made against any motor vehicles in Canada; and

(c)	no delivery of certificates of title shall be required for any motor vehicles in the United States of America unless the aggregate fair market value thereof is greater than U.S.$10,000,000.

The Canadian Borrower shall, or shall cause the applicable Restricted Subsidiary to, amend and renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect or to preserve the priority established by any prior registration, filing or recording thereof.

Notwithstanding anything to the contrary herein, the Agent shall not (and shall not instruct the Collateral Agent to) accept any Security Interest from a Secured Loan Party over an interest in any real property located in the United States of America unless and until each affected Lender has confirmed its satisfactory completion of flood insurance due diligence and compliance with respect to such real property. Each affected Lender shall have completed its normal course flood hazard compliance review with respect to such real property (or as otherwise reasonably required by each affected Lender under applicable law in relation to such real property), including completion of the diligence and receipt of the documentation described in Section 10.1(1)(r) and the receipt of such supporting and ancillary documentation as is normal and customary for transactions of this nature prior to the execution of any mortgage, deed of trust or other encumbrance instrument.

11.4	Forms

The Agent shall have the right to require that:

(a)

any Security or Guarantee delivered in connection herewith be amended to reflect any changes in such laws, whether arising as a result of statutory amendments, court decisions or otherwise, in order to ensure that all Secured Obligations are fully secured; and

(b)

subject to the limitations herein set forth, each of the Secured Loan Parties execute and deliver to the Collateral Agent, as the case may be, such other and further debentures, mortgages, charges, trust deeds, assignments, security agreements, securities and deposit account control agreements, share or stock transfer instruments and such other agreements and instruments as may be reasonably required to ensure the Collateral Agent (for the benefit of, among others, the Secured Parties) holds, subject to Permitted Encumbrances, perfected Security Interests on and against all of the property and assets of each Secured Loan Party, except that in no event shall the Agent require that the foregoing be effected if the result thereof would be to grant the Collateral Agent or the other Secured Parties greater rights than is otherwise contemplated herein or therein.

Without limiting the generality of the foregoing, it is intended that Schedule Q will set forth certain security principles which have been or will be agreed to between the Canadian Borrower and the Agent regarding the granting and/or perfection of Security in certain jurisdictions where the Canadian Borrower and the Agent have agreed that the quantum of obligations secured by such Security may be reduced to an amount which is less than the Secured Obligations but not less than the fair market value of the applicable Collateral plus an agreed buffer. The key objectives of these principles will be to quantify and agree to (a) the amount of stamp tax (or equivalent) or registration fees that will be payable (to the extent that such stamp tax (or equivalent) or registration fees are reasonably necessary to give effect to the grant and/or perfection of Security in such jurisdiction) (b) the fair market value of the applicable Collateral and the amount of agreed buffer that will form the basis for determining the amount in (a) above and (c) the procedure for updating the amounts in (a) and (b) above in respect of additional Collateral (which update is expected to occur annually). Schedule Q may be revised from time to time with the concurrence of the Canadian Borrower and the Agent, each acting reasonably.

11.5	Continuing Security

Each item or part of the Security shall for all purposes be treated as a separate and continuing collateral security and shall be deemed to have been given in addition to and not in place of any other item or part of the Security or any other security now held or hereafter acquired by the Collateral Agent or the other Secured Parties. No item or part of the Security shall be merged or be deemed to have been merged in or by this Agreement or any documents, instruments or acknowledgements delivered hereunder, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Collateral Agent or the other Secured Parties under any security, instruments or agreements held by it or at law or in equity.

11.6	Dealing with Security

The Agent, with the consent of all of the Lenders, may instruct the Collateral Agent to grant extensions of time or other indulgences, take and give up securities (including the Security or any part or parts thereof), accept compositions, grant releases and otherwise deal with the Borrowers and other parties and with security (including the Security or any part or parts thereof) as the Agent may see fit, without prejudice to or in any way limiting the liability of the Borrowers under this Agreement or the other Documents.

11.7	Effectiveness

The Security and the security created by any other Document constituted or required to be created shall be effective, and the undertakings as to the Security herein or in any other Document shall be continuing, whether any Loans are then outstanding or any amounts thereby secured or any part thereof shall be owing before or after, or at the same time as, the creation of such Security Interests or before or after or upon the date of execution of any amendments to this Agreement.

11.8	Release and Discharge of Guarantees and Security

(1)

Subject to the terms of the CAIA, no Loan Party shall be released from its Subsidiary Guarantee (in the case of the Restricted Subsidiaries) or from the Security, or any part thereof, other than: (a) to the extent that such Security applies to a Permitted Disposition (in which case the Security shall, without further action, cease to apply to the subject matter thereof) or (b) to the extent that a Restricted Subsidiary has been designated as an Unrestricted Subsidiary in compliance with the terms hereof (in which case the Subsidiary Guarantee of such former Restricted Subsidiary shall automatically cease to apply to the subject matter thereof for the benefit of the Agent and the Lenders), except by a written release signed by the Collateral Agent in accordance with the terms of the CAIA. If all of the Obligations (other than those Obligations which by their terms survive the termination and cancellation of this Agreement and the Credit Facilities) have been repaid, paid, satisfied and discharged, as the case may be, in full and the Credit Facilities have been fully cancelled, then the Agent shall cause it and the Lenders’ interest in the Subsidiary Guarantees and the Parent Guarantee and the Security to be released.

(2)	The Lenders hereby authorize the Agent to, and the Agent shall, upon the written request of the Borrowers:

(a)

take such steps as may be required under the CAIA to release Security Interests created by the Security from any property or assets in relation to a disposition or which are disposed of and consented to by a Majority of the Lenders;

(b)

take such steps as may be required to release and discharge (or evidence such release and discharge) the Security in accordance with the terms of the CAIA and release or discharge the Subsidiary Guarantee, in each case, provided by a Restricted Subsidiary that becomes an Unrestricted Subsidiary in accordance herewith; and

(c)

execute and deliver, or instruct the Collateral Agent to execute and deliver, such releases, discharges, no-interest letters, subordination agreements, postponement agreements, DACA terminations and other agreements or instruments as may be necessary or reasonably requested by the Canadian Borrower to effect the foregoing or to evidence the foregoing or to evidence the release of any property or assets which are the subject of a Permitted Disposition or a disposition or release consented to by a Majority of the Lenders.

(3)

Unless otherwise directed in writing by the Canadian Borrower, the Agent shall discharge, release or otherwise terminate the interest of the Secured Parties (other than the Collateral Agent) in the Security and release the Parent Guarantee and each Subsidiary Guarantee after the Credit Facilities are fully cancelled and all amounts then due and payable under the Credit Facilities to the Agent and the Lenders are fully paid and satisfied and all Lender Financial Instrument Obligations and Bank Product Obligations which are then due and payable are fully paid and satisfied. Such discharge, release and/or termination shall occur regardless of whether any Lender Financial Instrument Obligations or Bank Product Obligations which are not then due and payable remain outstanding; provided that the Canadian Borrower shall provide at least three Banking Days’ prior notice of such discharge and release to any Lender or Hedging Affiliate that is a party to or issuer of any outstanding Lender Financial Instrument or Bank Product and, after such discharge and release, any such outstanding Lender Financial Instrument Obligations or Bank Product Obligations shall be unsecured or subject to other arrangements to be agreed with the Canadian Borrower and no person who is owed Lender Financial Instrument Obligations or Bank Product Obligations shall have the continuing right to or benefit of the Security or Guarantees without the express written agreement of the Canadian Borrower.

11.9	Transfer of Security

If Royal Bank of Canada, in its capacity as Agent, or any successor thereto, in its capacity as Agent ceases to be the Agent (the “Departing Agent”), the Departing Agent shall transfer and assign all of its right, title and interest in its capacity as Agent in and to the Subsidiary Guarantees, the Parent Guarantee and the Security to the Successor Agent.

11.10	Hedging Affiliates and Bank Product Affiliates

(1)	Each Lender hereby confirms to and agrees with the Agent and the other Lenders as follows:

(a)

such Lender is, for the purpose of guaranteeing the Lender Financial Instrument Obligations owing to or in favour of its Hedging Affiliates and the Bank Product Obligations owing to or in favor of its Bank Product Affiliates pursuant to the Subsidiary Guarantees, the Parent Guarantee and the Security, executing and delivering this Agreement both on its own behalf and as agent for and on behalf of such Hedging Affiliates and Bank Product Affiliates;

(b)

the Agent shall be and is hereby authorized by each such Hedging Affiliate and Bank Product Affiliate (i) to hold the Subsidiary Guarantees, the Parent Guarantee and to instruct the Collateral Agent to hold the Security, in each case, on behalf of such Hedging Affiliate and Bank Product Affiliate as guarantees for the Lender Financial Instrument Obligations and Bank Product Obligations owing to or in favour of it in accordance with the provisions of the Documents and (ii) to act in accordance with the provisions of the Documents (including on the instructions or at the direction of the Majority of the Lenders) in all respects with respect to the Subsidiary Guarantees, the Parent Guarantee and the Security; and

(c)

(i) the Lender Financial Instruments of any such Hedging Affiliate or the Lender Financial Instrument Obligations owing to or in favour of any such Hedging Affiliate and (ii) the Bank Products of any such Bank Product Affiliate or the Bank Product Obligations owing to or in favor of any such Bank Product Affiliate shall: (A) not be included or taken into account for the purposes of Section 16.13 or (for certainty) in any determination of the Majority of the Lenders or the Lenders, which shall be determined solely based upon the Commitments of the Lenders hereunder or the Outstanding Principal owing to the Lenders and (B) only be included or taken into account in any determination of the “Required Priority Debtholders” or “Priority Debtholders” (each as defined in the CAIA) to the extent such Lender Financial Instrument Obligations or Bank Product Obligations constitute Priority Lien Debt.

11.11	Guarantees and Security for Hedging with Former Lenders

If a Lender ceases to be a Lender under this Agreement (a “Former Lender”), or a Hedging Affiliate of a Lender under this Agreement ceases to be an Affiliate of such Lender (a “Former Affiliate”) all Lender Financial Instrument Obligations owing to such Former Lender and its Hedging Affiliates, or to a Former Affiliate, under Lender Financial Instruments entered into while such Former Lender was a Lender, or while such Former Affiliate was an Affiliate of a Lender, shall remain guaranteed by the Parent Guarantee and the Subsidiary Guarantees, and secured by the Security (equally and rateably) to the extent that such Lender Financial Instrument Obligations were so guaranteed and secured prior to such Lender becoming a Former Lender or prior to such Hedging Affiliate becoming a Former Affiliate and, subject to the following provisions of this Section 11.11 and unless the context otherwise requires, all references herein to “Lender Financial Instrument Obligations” shall include such obligations to a Former Lender and its Hedging Affiliates or to such Former Affiliate, as the case may be, and all references herein to “Lender Financial Instruments” shall include such Financial Instruments with a Former Lender and its Hedging Affiliates or a Former Affiliate. For certainty, any Financial Instrument Obligations under Financial Instruments entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender, or entered into with a Former Affiliate after the Former Affiliate has ceased to be an Affiliate of a Lender, shall not be guaranteed by the Parent Guarantee or the Subsidiary Guarantees or secured by the Security. Notwithstanding the foregoing, no Former Lender or any Affiliate thereof, or any Former Affiliate, shall have any right to cause or require the enforcement of the Parent Guarantee, the

Subsidiary Guarantees or any Security or any right to participate in any decisions relating to the CAIA, the Parent Guarantee, the Subsidiary Guarantee or any Security, including any decisions relating to the enforcement or manner of enforcement of the Parent Guarantee, the Subsidiary Guarantees or any Security or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part thereof; for certainty, the sole right of a Former Lender and its Affiliates with respect to the Parent Guarantee, the Subsidiary Guarantees or any Security is to share, on a pari passu basis, in any proceeds of realization and enforcement thereof in accordance with the terms of this Agreement and the CAIA.

ARTICLE 12

EVENTS OF DEFAULT AND ACCELERATION

12.1	Events of Default

(1)	The occurrence of any one or more of the following events (each such event being herein referred to as an “Event of Default”) shall constitute a default under this Agreement:

(a)	Principal Default: if a Borrower fails to pay the principal of any Loan hereunder when due and payable;

(b)	Other Payment Default: if a Borrower fails to pay:

(i)	any interest (including, if applicable, default interest) accrued on any Loan;

(ii)	any acceptance fee with respect to a Bankers’ Acceptance or issuance fee with respect to a Letter of Credit; or

(iii)	any other amount not specifically referred to in paragraph (a) above or in this paragraph (b) payable by a Borrower hereunder;

in each case when due and payable, and such default is not remedied within five (5) Banking Days of such amount being due and payable;

(c)	Certain Covenant Defaults: if the Canadian Borrower fails to observe or perform any covenant in:

(i)	Sections 10.2(1)(b) to 10.2(1)(i), inclusive, Section 10.2(1)(m), 11.1 or 11.2 and shall fail to remedy or cure the same within five (5) Banking Days; or

(ii)	Section 10.3;

(d)

Breach of Other Covenants: if any Borrower or Restricted Subsidiary fails to observe or perform any covenant or obligation herein or in any other Document required on its part to be observed or performed (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section) and, after notice has been given by the Agent to the Canadian Borrower specifying such default and requiring the applicable Borrower or Restricted Subsidiary to remedy or cure the same, such Borrower or Restricted Subsidiary shall fail to remedy such default within a period of 30 days after the giving of such notice;

(e)

Incorrect Representations: if any representation or warranty made by any Borrower or Restricted Subsidiary herein or in any other Document shall prove to have been incorrect or misleading in any respect on and as of the date made and the facts or circumstances which make such representation or warranty incorrect or misleading are not remedied and the representation or warranty in question remains incorrect or misleading more than 30 days after the Agent notifies the Canadian Borrower of the same;

(f)

Involuntary Insolvency: if a decree or order of a court of competent jurisdiction is entered adjudging any Borrower or Restricted Subsidiary a bankrupt or insolvent under the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous laws or ordering the winding up or liquidation of its affairs, or in the case of any U.S. Borrower or a Restricted Subsidiary organized under the laws of the United States of America, or any state or territory thereof, or Washington, D.C., the United States Bankruptcy Code 11 U.S.C. § 101 et seq., or in the case of the Australian Borrower or a Restricted Subsidiary organized under the laws of Australia, it is unable to pay its debts when they fall due or it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Australian Corporations Act) or, as a result of the operation of Section 459F(1) of the Australian Corporations Act, it is taken to have failed to comply with a statutory demand; provided that any plan of arrangement under the Business Corporations Act (Ontario), the Business Corporations Act (Alberta) or the Canada Business Corporations Act or any analogous statute, whether foreign or domestic, consummated in compliance with Section 10.2(1)(k) shall not constitute an Event of Default under this Section 12.1(1)(f);

(g)

Idem: if any case, proceeding or other action shall be instituted in any court of competent jurisdiction against any Borrower or Restricted Subsidiary, seeking in respect of it an adjudication in bankruptcy, reorganization, concurso preventivo, acuerdo preventivo extrajudicial, dissolution, winding up, liquidation, a composition, proposal or arrangement of creditors’ rights, a readjustment of debts, the appointment of trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, síndico, liquidador (or in the case of any U.S. Borrower or a Restricted Subsidiary organized under the laws of the United States of America, or any state or territory thereof, or Washington, D.C., the United States Bankruptcy Code, or in the case of the Australian Borrower or a Restricted Subsidiary organized under the laws of Australia, an administrator or other Controller or other person with similar powers with respect to any Borrower or Restricted Subsidiary) or all or substantially all of its assets, or any other like relief in respect of any Borrower or Restricted Subsidiary under any bankruptcy or insolvency law and such case, proceeding or other action results in an entry of an order for such relief or any such adjudication or appointment, which is not stayed or dismissed within 30 days; provided that any plan of arrangement under the Business Corporations Act (Ontario), the Business Corporations Act (Alberta) or the Canada Business Corporations Act or any analogous statute, whether foreign or domestic, consummated in compliance with Section 10.2(1)(k) shall not constitute an Event of Default under this Section 12.1(1)(g);

(h)

Voluntary Insolvency: if any Borrower or Restricted Subsidiary makes any assignment in bankruptcy or makes any other assignment for the benefit of creditors, files, or consents by answer or otherwise to the filing against it of, a petition for relief, concurso preventivo, or seeks consent to approve an acuerdo preventivo extrajudicial, makes any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, seeks relief under the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law, files a petition or proposal to take advantage of any act of insolvency, consents to or acquiesces in the appointment of a trustee in bankruptcy, receiver, receiver and manager, interim receiver, custodian, sequestrator, síndico, liquidador, or in the case of any U.S. Borrower or a Restricted Subsidiary organized under the laws of the United States of America, or any state or territory thereof, or Washington, D.C., the United States Bankruptcy Code, or in the case of the Australian Borrower or a Restricted Subsidiary organized under the laws of Australia, an administrator or other Controller or other person with similar powers of itself or all or substantially all of its assets, or files a petition or otherwise commences any proceeding seeking any reorganization, arrangement of creditors’ rights (where any Borrower or Restricted Subsidiary is the subject of such arrangement), composition, administration or readjustment under any applicable bankruptcy, insolvency, moratorium, reorganization or other similar law affecting creditors’ rights or consents to, or acquiesces in, the filing of such assignment, proposal, relief, petition, proposal, appointment or proceeding; provided that any plan of arrangement under the Business Corporations Act (Ontario), the Business Corporations Act (Alberta) or the Canada Business Corporations Act or any analogous statute, whether foreign or domestic, consummated in compliance with Section 10.2(1)(k) shall not constitute an Event of Default under this Section 12.1(1)(h);

(i)

Dissolution: except as permitted by Section 10.2(1)(c) or 10.2(1)(k), if proceedings are commenced for the dissolution, liquidation or winding up of any Borrower or Restricted Subsidiary unless such proceedings are being actively and diligently contested in good faith to the satisfaction of the Majority of the Lenders;

(j)

Security Realization: if creditors of any Borrower or Restricted Subsidiary having a Security Interest against or in respect of the property and assets thereof, or any part thereof, realize upon or enforce any such security against such property and assets or any part thereof having an aggregate fair market value in excess of the Threshold Amount and such realization or enforcement shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(k)

Seizure: if property and assets of any Borrowers and Restricted Subsidiaries or any part thereof having an aggregate fair market value in excess of the Threshold Amount are seized or otherwise attached by anyone pursuant to any legal process or other means, including, without limitation, distress, execution or any other step or proceeding with similar effect and such attachment, step or other proceeding shall continue in effect and not be released, discharged or stayed within the lesser of 30 days and the period of time prescribed under Applicable Laws for the completion of the sale of or realization against the assets subject to such seizure or attachment;

(l)

Judgment: if one or more final judgments, decrees or orders (after available appeals have been exhausted) for an aggregate amount in excess of the Threshold Amount shall be awarded against any Borrower or Restricted Subsidiary and such Borrower or Restricted Subsidiary, as applicable, has not provided security (to the Agent, the applicable court that rendered such judgment, the judgment creditor or an agent or trustee for one of the foregoing) for any of such judgments, decrees or orders or caused such judgment decree or order to be satisfied or stayed within 30 days of such judgment, decree or order being awarded;

(m)

Payment Cross Default: if any Borrower or Restricted Subsidiary (or any combination thereof) defaults in the payment when due (whether at maturity, upon acceleration, or otherwise) of Debt or Financial Instrument Obligations (excluding any Default or Event of Default arising as a result of a breach of or default under the Enerflex NPA that results from the Transactions) in an aggregate amount in excess of the Threshold Amount unless such default has been remedied or waived in accordance with the provisions of the relevant indentures, credit agreements, instruments or other agreement evidencing such Debt or Financial Instrument Obligations;

(n)

Event Cross Default: if a default, event of default or other similar condition or event (however described) in respect of any Borrower or Restricted Subsidiary (or any combination thereof) occurs or exists (and is continuing) under any indentures, credit agreements, agreements or other instruments evidencing or relating to Debt or Financial

Instrument Obligations (individually or collectively) (excluding any Default or Event of Default arising as a result of a breach of or default under the Enerflex NPA that results from the Transactions) in an aggregate amount in excess of the Threshold Amount and such default, event or condition has resulted in such Debt or Financial Instrument Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable;

(o)	Cease to Carry on Business: if any Borrower or Restricted Subsidiary ceases to carry on business other than as expressly permitted pursuant to Sections 10.2(1)(c) and 10.2(1)(k);

(p)	Change of Control:

(i)	if a Change of Control referenced in subparagraph (a) or (c) of the definition thereof occurs; or

(ii)

if a Change of Control referenced in subparagraph (b) of the definition thereof occurs and, in the opinion of the Lenders (acting reasonably) such Change of Control would reasonably be expected to have a Material Adverse Effect;

(q)

Lender Financial Instruments: if a Financial Instrument Demand for Payment has been delivered to the Canadian Borrower or any Restricted Subsidiary and the Canadian Borrower or such Restricted Subsidiary fails to make payment thereunder within (i) in respect of amounts of Cdn.$500,000 (or the Equivalent Amount thereof) or more, five (5) Banking Days and (ii) in respect of amounts of less than Cdn.$500,000 (or the Equivalent Amount thereof), 10 Banking Days;

(r)

Invalidity: if, other than as a result of an act or omission of the Agent or any Lender, (i) any Document or any material provision thereof shall at any time for any reason cease to be in full force and effect, be declared to be void or voidable (and the same is not forthwith effectively rectified or replaced by the Canadian Borrower) or shall be repudiated, (ii) except where the same results from the invalidity or unenforceability of the CAIA or an act of omission of the Collateral Agent or any of the Secured Parties (as defined in the CAIA), any Lien created by any Security ceases to have the priority contemplated in the Documents (and the same is not effectively remedied by the Canadian Borrower within 30 days after the Agent notifies the Canadian Borrower of the same), (iii) the validity or enforceability of any Document shall at any time be contested by a Loan Party, (iv) any Loan Party shall deny that it has any or any further liability or obligation under any Document, or (v) at any time it shall be unlawful or impossible for any Loan Party to perform any of its obligations under any Document; or

(s)

ERISA Event: if an ERISA Event shall have occurred that, in the opinion of the Majority of the Lenders, when taken together with all other ERISA Events that have occurred, has resulted in or would reasonably be expected to result in a Material Adverse Effect.

(2)

Notwithstanding Sections 12.1(1)(c), 12.1(1)(d) and 12.1(1)(e), any breach of the representations and warranties in Section 9.1(1)(f) or 9.1(1)(g) or the covenants in Section 10.2(1)(b), 10.2(1)(e) or 10.2(1)(f) that arises solely as a result of a fluctuation in a currency exchange rate shall be deemed to not constitute a Default or an Event of Default.

12.2	Acceleration

(1)	If any Event of Default shall occur and for so long as it is continuing:

(a)	the entire principal amount of all Loans then outstanding from the Borrowers and all accrued and unpaid interest thereon,

(b)	an amount equal to the face amount at maturity of all Bankers’ Acceptances issued by the Canadian Borrower which are unmatured,

(c)	an amount equal to the maximum amount then available to be drawn under all unexpired Letters of Credit, Canadian Letters of Credit and Australian Letters of Credit, and

(d)	all other Obligations outstanding hereunder,

shall, at the option of the Agent in accordance with Section 15.11 or upon the request of a Majority of the Lenders, become immediately due and payable upon written notice to that effect from the Agent to the Canadian Borrower (on behalf of the Canadian Borrower and each other Borrower), all without any other notice and without presentment, protest, demand, notice of dishonour or any other demand whatsoever (all of which are hereby expressly waived by the Borrowers); provided that, upon the occurrence of an Event of Default specified in Section 12.1(1)(f), 12.1(1)(g) or 12.1(1)(h), such amounts shall automatically become due and payable without any requirement that notice be delivered to any Borrower. In any such event, if the Borrowers do not immediately pay all such amounts upon receipt of such notice (or upon such amounts automatically becoming due and payable, as the case may be), either the Lenders (in accordance with the proviso in Section 15.11(1)) or the Agent or the Collateral Agent on their behalf may, in their discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against the Borrowers authorized or permitted by law for the recovery of all the indebtedness and liabilities of the Borrowers to the Lenders and proceed to exercise any and all rights hereunder and under the other Documents and no such remedy for the enforcement of the rights of the Lenders shall be exclusive of or dependent on any other remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

12.3	Conversion on Default

Upon the occurrence and during the continuance of an Event of Default, the Agent, on behalf of the Lenders, or the Canadian Operating Facility Lender, as applicable, may convert, at the Equivalent Amount, if applicable, (a) any outstanding Loan (other than a Letter of Credit) under the Syndicated Facility or the Canadian Operating Facility to a Canadian Prime Rate Loan or a U.S. Base Rate Loan (at the Equivalent Amount, if applicable) and (b) any outstanding Loan under the TLA Facility to a U.S. Base Rate Loan. Interest shall accrue on each such Loan at the rate specified in Article 5 with interest on all overdue interest at the same rate, such interest to be calculated daily and payable on demand.

12.4	Remedies Cumulative and Waivers

For greater certainty, it is expressly understood and agreed that the rights and remedies of the Lenders, the Agent and the Collateral Agent hereunder or under any other Document are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or by the Agent or the Collateral Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or other Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which any one or more of the Lenders and the Agent or the Collateral Agent may be lawfully entitled for such default or breach. Any waiver by, as applicable, the Majority of the Lenders, the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by, as applicable, the Majority of the Lenders, the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Document as a result of any other default or breach hereunder or thereunder.

12.5	Termination of Lenders’ Obligations

The occurrence of a Default or Event of Default shall relieve the Lenders of all obligations to provide any further Drawdowns, Rollovers or Conversions to each Borrower hereunder (but only for so long as such Default or Event of Default is continuing); provided that the foregoing shall not prevent the Lenders or the Agent from disbursing money or effecting any Conversion which, by the terms hereof, they are entitled to effect, or any Conversion or Rollover requested by a Borrower and acceptable to the Lenders and the Agent.

12.6	Acceleration of All Lender Obligations

(1)

If a Lender or a Hedging Affiliate has delivered a Financial Instrument Demand for Payment to the Canadian Borrower or a Restricted Subsidiary, then it shall promptly notify the Agent and other Lenders thereof.

(2)

If an Acceleration Notice has been delivered to a Borrower, then, to the extent that it is not already the case, all Obligations, all Financial Instrument Obligations under Lender Financial Instruments and all Bank Product Obligations shall be immediately due and payable and each Lender, Hedging Affiliate, Bank Product Affiliate and the Agent shall (and shall be entitled to) promptly, and in any event within three (3) Banking Days of receipt of notice of the foregoing, deliver such other Demands for Payment and notices as may be necessary to ensure that all Obligations, Financial Instrument Obligations under Lender Financial Instruments and Bank Product Obligations are thereafter due and payable under this Agreement, the Bank Products and the Lender Financial Instruments.

(3)

Each agreement, indenture, instrument or other document evidencing or relating to a Bank Product or Lender Financial Instrument shall, notwithstanding any provision thereof to the contrary, be deemed to be hereby amended to allow and permit the Lender which is a party thereto to comply with the provisions of this Section 12.6.

12.7	Application and Sharing of Payments Following Acceleration

(1)

Except as otherwise agreed to by all of the Lenders in their sole discretion and subject to the terms of the CAIA, all monies and property received by the Lenders for application in respect of the Obligations, the Bank Product Obligations and the Financial Instrument Obligations under Lender Financial Instruments subsequent to the Adjustment Time and all monies received as a result of a realization upon the Subsidiary Guarantees and the Parent Guarantee (collectively, the “Realization Proceeds”) shall be applied and distributed to the Lenders and the Agent in the order and manner set forth below:

(a)

firstly, distributed proportionately to the Lenders and the Agent in accordance with amounts owing to each Lender and the Agent on account of the reasonable properly documented costs and expenses of enforcement and realization upon the Subsidiary Guarantees and the Parent Guarantee and the Security; and

(b)

secondly, distributed Rateably to the Lenders, the Bank Product Affiliates and Hedging Affiliates on account of the Obligations, the Bank Product Obligations and the Financial Instrument Obligations under Lender Financial Instruments;

and the balance of the Realization Proceeds (if any) shall be paid to the Borrowers or otherwise as may be required by law.

12.8	Calculations as at the Adjustment Time

For the purposes of this Agreement, if a Financial Instrument Demand for Payment has been delivered, then any amount which is payable by the Canadian Borrower or a Subsidiary (except a Project Finance SPV) under such Lender Financial Instrument in settlement of obligations arising thereunder as a result of the early termination of the Lender Financial Instrument shall be deemed to have become payable at the time of delivery of such Financial Instrument Demand for Payment notwithstanding that the amount payable by the Canadian Borrower or a Subsidiary is to be subsequently calculated and notice thereof given to the Canadian Borrower or such Subsidiary in accordance with such Lender Financial Instrument.

12.9	Sharing Repayments

Each Lender agrees that, subsequent to the Adjustment Time, it will at any time and from time to time upon the request of the Agent purchase undivided participations in the Obligations owing under the Syndicated Facility and make any other adjustments which may be necessary or appropriate in order that Obligations under the Syndicated Facility which remain outstanding to each Lender are thereafter outstanding proportionately to the aggregate outstanding Obligations under the Syndicated Facility owing to all Lenders. The Borrowers agree to do, or cause to be done (whether by a Borrower or its Subsidiaries, but excluding any Project Finance SPV), all things reasonably necessary or appropriate to give effect to any and all purchases and other adjustments by and between the Lenders pursuant to this Section. For certainty, subject to the Adjustment Time, all Realization Proceeds will be distributed pursuant to Section 12.7.

12.10	Pro Rata Obligations

After all Obligations are declared by the Agent to be due and payable pursuant to Section 12.2, each Lender agrees that (a) it will at any time or from time to time thereafter at the request of the Agent as required by any other Lender, purchase at par on a non-recourse basis a participation in the Outstanding Principal owing to each of the other Lenders under each of the Credit Facilities and make any other adjustments as are necessary or appropriate, in order that the Outstanding Principal owing to each of the Lenders under each of the Credit Facilities, as adjusted pursuant to this Section 12.10, will be in the same proportion as each Lender’s individual aggregate Commitments under each of the Credit Facilities was to the overall aggregate Commitments of all Lenders under the Credit Facilities immediately prior to the Event of Default resulting in such declaration and (b) the amount of any repayment made by or on behalf of the Canadian Borrower and the Subsidiaries under the Documents or any proceeds received by the Agent or the Lenders in connection therewith will be applied by the Agent in a manner such that to the extent possible the amount of the Outstanding Principal owing to each Lender under each of the Credit Facilities after giving effect to such application will be in the same proportion as each Lender’s individual aggregate Commitments under the Credit Facilities were to the overall aggregate Commitments of all Lenders under the Credit Facilities immediately prior to the Event of Default resulting in such declaration.

ARTICLE 13

CHANGE OF CIRCUMSTANCES

13.1	Market Disruption Respecting SOFR Loans and BBSY Loans

(1)

Subject to Section 13.7, in the event that at any time subsequent to the giving of a Drawdown Notice, Rollover Notice or Conversion Notice to the Agent or the Canadian Operating Facility Lender, as applicable, by a North American Borrower with regard to any requested SOFR Loan:

(a)	the Agent determines (acting reasonably) that Adjusted Term SOFR cannot be determined pursuant to the definition thereof;

(b)

the Agent determines (acting reasonably) that the making or continuing of the requested SOFR Loan has been made impracticable by the occurrence of an event which materially adversely affects the bank funding market generally; or

(c)

the greater of Lenders holding at least 33% of the Commitments of all Lenders hereunder notify the Agent in writing that such Lenders have determined (acting reasonably) that Adjusted Term SOFR no longer represents the effective cost of capital to such Lenders in the United States Dollar bank market for the relevant Interest Period, then the Agent shall give notice thereof to the Canadian Borrower (on behalf of each of the North American Borrowers) as soon as possible after such determination (and the Agent shall, in turn, give notice thereof to the other applicable Lenders) and the applicable North American Borrower shall, within one Banking Day after receipt by the Canadian Borrower of such notice and in replacement of the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, previously given by the applicable Borrower, give the Agent or the Canadian Operating Facility Lender, as applicable, a Drawdown Notice or a Conversion Notice, as the case may be, which specifies the Drawdown of any other Loan or the Conversion of the relevant SOFR Loan on the last day of the applicable Interest Period into any other Loan which would not be affected by the notice from such Lender pursuant to this Section 13.1(1). In the event the applicable North American Borrower fails to give, if applicable, a valid replacement Conversion Notice with respect to the maturing SOFR Loans which were the subject of a Rollover Notice, such maturing SOFR Loans, shall be converted on the last day of the applicable Interest Period, as applicable, into U.S. Base Rate Loans as if a Conversion Notice had been given to the Agent or the Canadian Operating Facility Lender, as applicable, by the applicable Borrower pursuant to the provisions hereof. In the event the applicable North American Borrower fails to give, if applicable, a valid replacement Drawdown Notice with respect to a Drawdown originally requested by way of a SOFR Loan, then such Borrower shall be deemed to have requested a Drawdown by way of a U.S. Base Rate Loan in the amount specified in the original Drawdown Notice, in each case, on the originally requested Drawdown Date, the applicable Lenders (subject to the other provisions hereof) shall make available the requested amount by way of a U.S. Base Rate Loan. In the event that a Lender gives the aforementioned notice, such Lender shall provide notice to the Canadian Borrower (on behalf of each of the North American Borrowers) and the Agent promptly following its determination that the circumstances prompting the delivery of such notice no longer affects its ability to offer SOFR Loans and the Agent shall in turn promptly give notice thereof to the other applicable Lenders, following which the North American Borrowers shall be free to avail themselves of Drawdowns of SOFR Loans in accordance with the terms hereof.

(2)

In the event that at any time subsequent to the giving of a Drawdown Notice, Conversion Notice or Rollover Notice to the Australian Operating Facility Lender by the Australian Borrower with regard to any requested BBSY Loan the Australian Operating Facility Lender (acting reasonably) makes a determination, which shall be conclusive and binding upon the Australian Borrower, that:

(a)	no Screen Rate (as defined in the definition of “BBSY”) is available for Australian dollars for the relevant Interest Period; or

(b)

as a result of market circumstances not limited to the Australian Operating Facility Lender, the cost to the Australian Operating Facility Lender of funding any BBSY Loan (from whatever source it may reasonably select) would be in excess of BBSY, then the applicable interest rate on such BBSY Loan payable under Section 5.4 shall be deemed to be the Applicable Pricing Rate (applicable for BBSY Loans) plus:

(c)

in the case of paragraph (a), the Interpolated Screen Rate (as defined below) for a period equal in length to the relevant Interest Period, except where the Interest Period is less than the shortest period published for BBSY, in which case it will be BBSY for the shortest period published for BBSY; or

(d)	if it is not possible to calculate the Interpolated Screen Rate (as defined below), or for the purposes of paragraph (c) above, the Cost of Funds (as defined below).

In this Section 13.1(2):

(a)	“Interpolated Screen Rate” means, in relation to any BBSY Loan, the rate which results from interpolating on a linear basis between:

(i)	BBSY for the longer period (for which BBSY is available) which is less than the Interest Period of the BBSY Loan; and

(ii)	BBSY for the shortest period (for which BBSY is available) which exceeds the Interest Period of the BBSY Loan,

each as of 11:00 a.m. (Sydney time) on the first day of the relevant Interest Period; and

(b)

“Cost of Funds” means the rate notified to the Australian Borrower by the Australian Operating Facility Lender to be that which expresses as a percentage per annum the cost to the Australian Operating Facility Lender of funding the relevant BBSY Loan from whatever source it may reasonably select, such rate to be notified as soon practicable and in any event before any interest is due to be paid in respect of the applicable Interest Period.

(c)

If Section 13.1(2)(b) applies, the and the Australian Operating Facility Lender or the Australian Borrower so requires, the Australian Operating Facility Lender and the Australian Borrower shall enter into negotiations (for a period of not more than 30 days or such longer period of time as may be agreed to between the Australian Operating Facility Lender and the Australian Borrower) with a view to agreeing a substitute basis for determining the rate of interest to apply for BBSY Loans. Any alternative basis agreed pursuant to this paragraph (3) shall, with the prior consent of the Australian Operating Facility Lender and the Australian Borrower, be binding on all parties

13.2	Market Disruption Respecting Bankers’ Acceptances

(1)	If:

(a)

the Agent or the Canadian Operating Facility Lender (each acting reasonably), as applicable, makes a determination, which determination shall be conclusive and binding upon the Canadian Borrower, and notifies the Canadian Borrower that there no longer exists an active market for bankers’ acceptances accepted by the Syndicated Facility Lenders or the Canadian Operating Facility Lender, respectively; or

(b)

the Agent is advised by the Lenders holding at least 33% of the Commitments of all Lenders hereunder by written notice (each, a “Lender BA Suspension Notice”) that such Lenders have determined (acting reasonably) that the BA Discount Rate will not or does not accurately reflect the cost of funds of such Lenders or the discount rate which would be applicable to a sale of Bankers’ Acceptances accepted by such Lenders in the market;

then:

(c)

the right of the Canadian Borrower to request Bankers’ Acceptances or BA Equivalent Advances from any applicable Lender shall be suspended until the Agent or the Canadian Operating Facility Lender, as applicable, determines that the circumstances causing such suspension no longer exist, and so notifies the Canadian Borrower and the applicable Lenders;

(d)

any outstanding Drawdown Notice requesting a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Drawdown Notice requesting a Loan by way of Canadian Prime Rate Loans in the amount specified in the original Drawdown Notice;

(e)

any outstanding Conversion Notice requesting a Conversion of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances shall be deemed to be a Conversion Notice requesting a Conversion of such Loan into a Loan by way of Canadian Prime Rate Loans; and

(f)

any outstanding Rollover Notice requesting a Rollover of a Loan by way of Bankers’ Acceptances or BA Equivalent Advances, shall be deemed to be a Conversion Notice requesting a Conversion of such Loans into a Loan by way of Canadian Prime Rate Loans.

The Agent or the Canadian Operating Facility Lender, as applicable, shall promptly notify the Canadian Borrower (and, in respect of the Syndicated Facility, the applicable Lenders) of any suspension of the Canadian Borrower’s right to request the Bankers’ Acceptances or BA Equivalent Advances and of any termination of any such suspension. A Lender BA Suspension Notice shall be effective upon receipt of the same by the Agent if received prior to 2:00 p.m. (Toronto time) on a Banking Day and if not, then on the next following Banking Day, except in connection with an outstanding Drawdown Notice, Conversion Notice or Rollover Notice, in which case the applicable Lender BA Suspension Notice shall only be effective with respect to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice if received by the Agent prior to 2:00 p.m. (Toronto time) two (2) Banking Days prior to the proposed Drawdown Date, Conversion Date or Rollover Date (as applicable) applicable to such outstanding Drawdown Notice, Conversion Notice or Rollover Notice, as applicable.

In the event that a Lender gives a Lender BA Suspension Notice, such Lender shall provide notice to the Canadian Borrower and the Agent promptly following its determination that the circumstances prompting the delivery of such notice no longer affects its ability to sell Bankers’ Acceptances and the Agent shall in turn promptly give notice thereof to the other applicable Lenders, following which the Canadian Borrower shall be free to request Bankers’ Acceptances or BA Equivalent Advances in accordance with the terms hereof.

13.3	Change in Law

(1)

If the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law but nevertheless binding on a Lender) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender with any request or direction (whether or not having the force of law but nevertheless binding on such Lender) of any such authority or entity in each case after the Effective Date:

(a)

subjects such Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on such Lender’s overall income or capital or franchise taxes), or changes the basis of taxation of payments due to such Lender, or increases any existing Taxes (other than Taxes on such Lender’s overall income or capital or franchise taxes) on payments of principal, interest or other amounts payable by a Borrower to such Lender under this Agreement;

(b)

imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by such Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers’ Acceptances accepted by such Lender;

(c)

imposes on such Lender or requires there to be maintained by such Lender any additional capital adequacy or additional capital requirements (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of any Loan or obligation of such Lender hereunder, or any other condition with respect to this Agreement; or

(d)

directly or indirectly affects the cost to such Lender of making available, funding or maintaining any Loan or otherwise imposes on such Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of such Lender hereunder;

and the result of (a), (b), (c) or (d) above, in the sole determination of such Lender acting in good faith, is:

(e)	to increase the cost to such Lender of performing its obligations hereunder with respect to any Loan;

(f)	to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loan or any Credit Facility;

(g)	to reduce the standby fees payable pursuant to Section 5.8; or

(h)

to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loan or any Credit Facility;

such Lender shall determine that amount of money which shall compensate the Lender for such increase in cost, payments to be made or reduction in income or return or interest foregone (herein referred to as “Additional Compensation”). Upon a Lender having determined that it is entitled to Additional Compensation in accordance with the provisions of this Section, the Lender shall promptly so notify the Canadian Borrower (on behalf of each of the Borrowers) and the Agent. The relevant Lender shall provide the Canadian Borrower (on behalf of each of the Borrowers) and the Agent with a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive (or, if it is impracticable to provide a photocopy, a written summary of the same) and a certificate of a duly authorized officer of such Lender setting forth, in reasonable detail, the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error. The applicable Borrower shall pay to such Lender within 10 Banking Days of the giving of such notice such Lender’s Additional Compensation. Each of the Lenders shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section are then applicable notwithstanding that any Lender has previously been paid any Additional Compensation.

(2)

Each Lender agrees that it will not claim Additional Compensation from a Borrower under Section 13.3(1) if it is not generally claiming similar compensation from its other customers in similar circumstances or in respect of any period greater than 3 months prior to the delivery of notice in respect thereof by such Lender, unless, in the latter case, the adoption, change or other event or circumstance giving rise to the claim for Additional Compensation is retroactive or is retroactive in effect.

13.4	Prepayment of Portion

In addition to the other rights and options of the Borrowers hereunder and notwithstanding any contrary provisions hereof, if a Lender gives the notice provided for in Section 13.3 with respect to any Loan (an “Affected Loan”), the applicable Borrower may, upon 2 Banking Days’ notice to that effect given to such Lender and the Agent (which notice shall be irrevocable), prepay in full without penalty such Lender’s Rateable Portion of the Affected Loan outstanding together with accrued and unpaid interest on the principal amount so prepaid up to the date of such prepayment, such Additional Compensation as may be applicable to the date of such payment and all costs, losses and expenses incurred by such Lender by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Affected Loan or any part thereof on other than the last day of the applicable Interest Period, and upon such payment being made that Lender’s obligations to make such Affected Loans to such Borrower under this Agreement shall terminate.

13.5	Illegality

If a Lender determines, in good faith, that (a) other than in respect of Sanctions Regulations or Lender Sanctions Regulations, the adoption of any applicable law, regulation, treaty or official directive (whether or not having the force of law but nevertheless binding on such Lender) or any change therein or in the interpretation or application thereof by any court or by any Governmental Authority or any other entity charged with the interpretation or administration thereof or compliance by a Lender or its Lender Parent with any request or direction (whether or not having the force of law) of any such authority or entity, now or hereafter makes it unlawful or prohibited for any Lender to, or for its Lender Parent to permit such Lender to, make, fund or maintain a Loan under any Credit Facility under which it is a Lender or to give effect to its obligations in respect of such a Loan, or (b) the making, funding, maintaining or continuance of any Loan or the performance by a Lender of its obligations under this Agreement becomes unlawful as a consequence of any Sanctions Regulations or Lender Sanctions Regulations, such Lender may, by written notice thereof to the Canadian Borrower (on behalf of each of the Borrowers) and to the Agent (an “Illegality Notice”) declare its obligations under this Agreement in respect of such Loan to be terminated whereupon the same shall forthwith terminate, and the applicable Borrower shall, within the time required by such law (or at the end of such longer period as such Lender at its discretion has agreed), either (i) effect a Conversion of such Loan in accordance with the provisions hereof (if such Conversion would resolve the unlawfulness or impossibility), (ii) prepay the principal of such Loan (including by providing cash collateral in respect of outstanding Letters of Credit, Canadian Letters of Credit and Australian Letters of Credit in accordance with the provisions hereof) together with accrued interest, such Additional Compensation as may be applicable with respect to such Loan to the date of such payment and all costs, losses and expenses incurred by the Lenders by reason of the liquidation or re-deployment of deposits or other funds or for any other reason whatsoever resulting from the repayment of such Loan or any part thereof on other than the last day of the applicable Interest Period or (iii) in the case of a Letter of Credit, Canadian Letters of Credit or Australian Letter of Credit, take any other necessary steps and actions with respect thereto in order to avoid the unlawfulness or impossibility. If any such change shall only affect a portion of such Lender’s obligations under this Agreement which is, in the opinion of such Lender and the Agent, acting reasonably, severable from the remainder of this Agreement so that the remainder of this Agreement may be continued in full force and effect without otherwise affecting any of the obligations of the Agent, the other Lenders or the Borrowers hereunder, such Lender shall only declare its obligations under that portion so terminated. Notwithstanding the foregoing, if an Illegality Notice asserts the illegality of such Lender making or maintaining U.S. Base Rate Loans as a result of the interest rate in respect of such Loans being determined by reference to the Adjusted Term SOFR component of the U.S. Base Rate, the interest rate on which U.S. Base Rate Loans of such Lender are determined shall, if necessary to avoid such illegality, be determined by the Agent without reference to the Adjusted Term SOFR component of the U.S. Base Rate until such affected Lender notifies the Borrowers and the Agent that the circumstances giving rise to such determination no longer exist.

If any Lender determines, acting reasonably, that any Applicable Law makes or has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender to hold or benefit from a Security Interest over real property pursuant to any law of the United States of America (or any State thereof), such Lender may notify the Agent in writing and disclaim any of its right to, or benefit of, such Security Interest to the extent of such illegality; provided that, such determination or disclaimer shall not invalidate, render unenforceable or otherwise impact in any manner whatsoever such Security Interest with regard to any of the other Secured Parties and the same shall not result in an Event of Default.

13.6	Mitigation Obligations

If any Lender requires Additional Compensation, requires a Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 8.5, or terminates its obligations hereunder pursuant to Section 13.5, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its obligations hereunder to another of its offices, branches or affiliates, if, in the judgement of such Lender, such designation or assignment (a) would eliminate or reduce any Additional Compensation payable hereunder or any additional amount payable in accordance with Section 8.5 or eliminate the event giving rise to the termination of such Lender’s obligations pursuant to Section 13.5, as the case may be, in the future and (b) would not subject such Lender to any unreimbursed cost or expenses and would not otherwise be disadvantageous to the Lender. Each Borrower agrees to pay all properly documented reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

13.7	Benchmark Replacement

(1)	Benchmark Replacement

Notwithstanding anything to the contrary herein or in any other Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Document so long as the Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority of the Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(2)	Benchmark Replacement Conforming Changes

In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Agent will have the right to make Conforming Changes from time to time and notwithstanding anything to the contrary herein or in any other Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Document.

(3)	Notices; Standards for Decisions and Determinations

The Agent will promptly notify the Canadian Borrower (on behalf of each of the Borrowers) and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Agent will notify the Canadian Borrower (on behalf of each of the

Borrowers) of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 13.7(4) or (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 13.7, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be presumed correct and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Document, except, in each case, as expressly required pursuant to this Section 13.7.

(4)	Unavailability of Tenor of Benchmark

Notwithstanding anything to the contrary herein or in any other Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent in its discretion, acting reasonably, or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(5)	Benchmark Unavailability Period

Upon the Canadian Borrower’s receipt (on behalf of each of the Borrowers) of notice of the commencement of a Benchmark Unavailability Period, each applicable Borrower may revoke any requested Drawdown of, Conversion to or Rollover of a SOFR Loans to be made during any Benchmark Unavailability Period and, failing that, the applicable Borrower will be deemed to have converted any such request into a request for an Advance of or conversion to U.S. Base Rate Loans. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of U.S. Base Rate based upon the then- current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of U.S. Base Rate.

(6)	Definitions

For the purposes of this Section 13.7:

“Adjusted Daily Simple SOFR” means, for any day, an interest rate per annum equal to (a) the Daily Simple SOFR for such day plus (b) the Daily Simple SOFR Adjustment; provided that, if Adjusted Daily Simple SOFR as so determined shall ever be less than the Floor on any day, then the Adjusted Daily Simple SOFR shall be deemed to be the Floor for such day for the purposes of this Agreement.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or any component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 13.7(4).

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (1) of this Section 13.7.

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a)	Adjusted Daily Simple SOFR; or

(b)

the sum of: (i) the alternate benchmark rate that has been selected by the Agent and the Canadian Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for United States Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor on any day, the Benchmark Replacement will be deemed to be the Floor on such day for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then- current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Canadian Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for United States Dollar- denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date determined by the Agent, which date shall be no later than the earlier to occur of the following events with respect to the then-current Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, the Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with this Section 13.7 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Document in accordance with this Section 13.7.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “U.S. Base Rate,” the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” , the definition of “Interest Payment Date” or any similar or analogous definition, or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of this Section 13.7 and other technical, administrative or operational matters) that the Agent decides, acting reasonably, may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Agent decides, acting reasonably, is necessary in connection with the administration of this Agreement and the other Documents).

“Daily Simple SOFR” means, for any day, a rate per annum equal to SOFR for the day, with the conventions for this rate (which will include a lookback) being established by the Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided, that if the Agent decides that any such convention is not administratively feasible for the Agent, then the Agent may establish another convention in its discretion, acting reasonably, and in consultation with the Canadian Borrower.

“Daily Simple SOFR Adjustment” means, with respect to Daily Simple SOFR, 0.10% (10 basis points) per annum.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“IOSCO Principles” shall have the meaning set forth in Section 13.7(4).

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

13.8	CDOR Discontinuance

(1)

If at any time the Agent determines (which determination shall be presumed correct absent manifest error) that (a) the circumstances set forth in Section 13.2 have arisen and such circumstances are unlikely to be temporary or (b) the circumstances set forth in Section 13.2 have not arisen but the supervisor for the administrator of the CDOR Rate or a Governmental Authority having jurisdiction over the Agent has made a public statement identifying a specific date after which the CDOR Rate shall no longer be used for determining interest rates for loans (in each case, a “CDOR Discontinuance”), then the Agent and the Canadian Borrower shall negotiate in good faith to establish an alternate rate of interest to the CDOR Rate that gives due consideration to the then prevailing market convention for determining a rate of interest for Bankers’ Acceptances made in Canada at such time. Upon an agreement being reached, such parties shall enter into an amendment to this Agreement to reflect such alternate rate of interest (a “CDOR Successor Rate”) and such other related changes to this agreement as may be applicable. Notwithstanding anything to the contrary in Section 13.2, such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Agent shall not have received, within five (5) Banking Days of the date such amendment is provided to the Syndicated Facility Lenders, a written notice from any Lender stating that such Lender objects to such amendment.

(2)

If no CDOR Successor Rate has been determined and a CDOR Discontinuance has occurred, the Agent will promptly so notify the Canadian Borrower. Thereafter, the obligation of the Syndicated Facility Lenders and the Canadian Operating Facility Lender to make or maintain Bankers’ Acceptances, shall be suspended. Upon receipt of such notice, the Canadian Borrower may revoke any pending request for a Drawdown of, Conversion to or Rollover of a Bankers’ Acceptance or, failing that, will be deemed to have converted such request into a request for an advance of Canadian Prime Rate Loans in the amount specified therein.

(3)

Notwithstanding anything else herein, any definition of the CDOR Successor Rate (exclusive of any margin) shall provide that in no event shall such CDOR Successor Rate be less than the Floor for the purposes of this Agreement.

(4)

For certainty, if no CDOR Successor Rate has been determined and either of the circumstances under Section 13.8(1) exist, the Canadian Prime Rate shall be determined without regard to paragraph (b) of the definition thereof.

13.9	BBSY Discontinuance

(1)

If at any time the Australian Operating Facility Lender determines (which determination shall be presumed correct absent manifest error) that (a) the circumstances set forth in Section 13.1(2) have arisen and such circumstances are unlikely to be temporary or (b) the circumstances set forth in Section 13.1(2) have not arisen but the supervisor for the administrator of BBSY or a Governmental Authority having jurisdiction over the Australian Operating Facility Lender has made a public statement identifying a specific date after which BBSY shall no longer be used for determining interest rates for loans (in each case, a “BBSY Discontinuance”), then the Australian Operating Facility Lender and the Canadian Borrower, on behalf of the Australian Borrower, shall negotiate in good faith to establish an alternate rate of interest to BBSY that gives due consideration to the then prevailing market convention for determining a rate of interest for BBSY Loans made in Australia at such time. Upon an agreement being reached, such parties and the Agent shall enter into an amendment to this Agreement to reflect such alternate rate of interest (a “BBSY Successor Rate”) and such other related changes to this agreement as may be applicable. Notwithstanding anything to the contrary in Section 13.1(2), such amendment shall become effective without any further action or consent of any other party to this Agreement so long as the Australian Operating Facility Lender and the Agent shall not have received, within five (5) Banking Days of the date such amendment is provided to the Syndicated Facility Lenders, a written notice from any Lender stating that such Lender objects to such amendment.

(2)

If no BBSY Successor Rate has been determined and a BBSY Discontinuance has occurred, the Agent, on behalf of the Australian Operating Facility Lender will promptly so notify the Canadian Borrower, on behalf of the Australian Borrower. Thereafter, the obligation of the Australian Operating Facility Lender to make or maintain BBSY Loans and Australian Overdraft Loans and issue Australian Letters of Credit, shall be suspended and any pending request for Drawdown of a BBSY Loan or an issuance of an Australian Letter of Credit shall be cancelled and, in connection therewith, the obligation of the Australian Borrower to pay to the Australian Operating Facility Lender standby fees in respect of the Australian Operating Facility pursuant to Section 5.8(3) hereof shall also be suspended and no such standby fee shall accrue thereon during such period of suspension.

(3)

Notwithstanding anything else herein, any definition of the BBSY Successor Rate (exclusive of any margin) shall provide that in no event shall such BBSY Successor Rate be less than the Floor for the purposes of this Agreement.

ARTICLE 14

COSTS, EXPENSES AND INDEMNIFICATION

14.1	Costs and Expenses

Each Borrower shall pay promptly upon notice from the Agent all reasonable properly documented out-of-pocket costs and expenses of the Lenders and the Agent in connection with the Documents and the establishment and syndication of the applicable Credit Facilities, including in connection with preparation, printing, execution and delivery of this Agreement and the other Documents whether or not any Drawdown has been made hereunder, and also including, without limitation, the reasonable properly documented fees and out-of-pocket costs and expenses of Lenders’ Counsel with respect thereto (limited to one set of Lenders’ counsel per jurisdiction except as expressly set out below) and with respect to advising the Agent and the Lenders as to their rights and responsibilities under this Agreement and the other Documents. Except for ordinary expenses of the Lenders and the Agent relating to the day to day administration of this Agreement, the Borrowers further agree to pay within 30 days of demand by the Agent all reasonable properly documented out-of-pocket costs and expenses in connection with the preparation or review of waivers, consents and amendments pertaining to this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lenders and the Agent under this Agreement and other Documents, including, without limitation, all reasonable properly documented out-of-pocket costs and expenses sustained by the Lenders and the Agent as a result of any failure by a Borrower to perform or observe any of its obligations hereunder or in connection with any action, suit or proceeding (whether or not an Indemnified Party is a party or subject thereto), together with interest thereon from and after such 30th day if such payment is not made by such time. The legal costs of the Agent and the Lenders payable by the Borrowers pursuant to this Section shall be limited to one set of Lenders’ counsel per jurisdiction.

14.2	General Indemnity

(1)

In addition to any liability of the Borrowers to any Lender or the Agent under any other provision hereof, each Borrower shall indemnify each Indemnified Party and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable properly documented out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facilities or the Documents, including, without limitation, as a result of or in connection with:

(a)

any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers’ Acceptance or to fund or maintain any Loan as a result of a Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)

subject to permitted or deemed Rollovers and Conversions, the Canadian Borrower’s failure to provide for the payment to the Agent, for the account of the Lenders, or to the Canadian Operating Facility Lender, as applicable, of the full principal amount of each Bankers’ Acceptance on its maturity date;

(c)

a Borrower’s failure to pay any other amount, including without limitation any interest or fee, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrowers hereunder for overdue amounts);

(d)	the Canadian Borrower’s repayment or prepayment of a SOFR Loan otherwise than on the last day of its Interest Period;

(e)	the prepayment of any outstanding Bankers’ Acceptance before the maturity date of such Bankers’ Acceptance;

(f)	a Borrower’s failure to give any notice required to be given by it to the Agent, the Canadian Operating Facility Lender, the Australian Operating Facility Lender or the Lenders hereunder;

(g)	the failure of a Borrower to make any other payment due hereunder;

(h)	any inaccuracy or incompleteness of the Canadian Borrower’s representations and warranties contained in Article 9;

(i)	any failure of the Canadian Borrower to observe or fulfil its obligations under Article 10;

(j)	any failure of the Canadian Borrower to observe or fulfil any other Obligation not specifically referred to above; or

(k)	the occurrence of any Default or Event of Default in respect of a Borrower,

provided that this Section shall not apply to (i) any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder as determined by a final non-appealable judgement of a court of competent jurisdiction, or the material breach of a Document by such Indemnified Party, (ii) claims brought by a Borrower or an Indemnified Party against an Indemnified Party (only) or by an Indemnified Party against a Borrower or a Restricted Subsidiary, (iii) without limiting the generality of clauses (i) and (ii), in respect of or in relation to any payments made, amount due, or claims arising under or in connection with Section 15.16 or (iv) any Excluded Taxes. The provisions of this Section shall survive repayment of the Obligations.

14.3	Environmental Indemnity

Each Borrower shall indemnify and hold harmless the Indemnified Parties forthwith on demand by the Agent from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them in connection with any Credit Facility, whether as beneficiaries under the Documents, as successors in interest of the Borrowers or any of their Subsidiaries, or voluntary transfer in lieu of foreclosure, or otherwise howsoever, with respect to any Environmental Claims relating to the property of a Borrower or any of their Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrowers or any of their Subsidiaries (or any predecessor in interest to the Borrowers or their Subsidiaries) relating to the property of the Borrowers or their Subsidiaries, or the past, present or future condition of any part of the property of the Borrowers or their Subsidiaries owned, operated or leased by the Borrowers or their Subsidiaries (or any such predecessor in interest), including any liabilities arising as a result of any indemnity covering Environmental Claims given to any person by the Lenders or the Agent or a receiver, receiver manager or similar person appointed hereunder or under applicable law (collectively, the “Indemnified Third Party”); but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities (a) arise by reason of the gross negligence or wilful misconduct of the Indemnified Party or the Indemnified Third Party (as determined by a final non-appealable judgement of a court of competent jurisdiction) claiming indemnity, hereunder or the material breach of a Document by such Indemnified Party or Indemnified Third Party or (b)

are in connection with a claim brought by a Borrower, an Indemnified Party or and Indemnified Third Party against an Indemnified Party or Indemnified Third Party (only) or by an Indemnified Party or Indemnified Third Party against a Borrower. The provisions of this Section shall survive the repayment of the Obligations.

For the purposes of providing the benefit of the indemnities contained in Sections 14.2 and 14.3 in favour of the Indemnified Parties and Indemnified Third Parties which are not a party hereto, the applicable Lender or the Agent, as the case may be, shall, in addition to contracting on its own behalf, be deemed to be contracting as agent and trustee for and on behalf of such persons.

14.4	Judgment Currency

(1)

If for the purpose of obtaining or enforcing judgment against a Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section referred to as the “Judgment Currency”) an amount due in Canadian Dollars, United States Dollars, Pounds Sterling, Euros or Australian Dollars under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(a)	the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date; or

(b)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter in this Section referred to as the “Judgment Conversion Date”).

(2)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.4(1)(b), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable Borrower shall pay such additional amount (if any) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of Canadian Dollars, United States Dollars, Pounds Sterling, Euros or Australian Dollars, as the case may be, which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(3)

Any amount due from a Borrower under the provisions of Section 14.4(2) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(4)

The term “rate of exchange” in this Section 14.4 means the 4:30 p.m. (Toronto time) rate of exchange for Canadian interbank transactions in Canadian Dollars, United States Dollars, Pounds Sterling, Euros or Australian Dollars, as the case may be, in the Judgment Currency published by the Bank of Canada for the Banking Day immediately preceding the day in question or, if such rate is not so published by the Bank of Canada, such term shall mean the Equivalent Amount of the Judgement Currency.

ARTICLE 15

THE AGENT AND ADMINISTRATION

OF THE CREDIT FACILITIES

15.1	Authorization and Action

(1)

Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf, and to act as its trustee and attorney-in-fact to act on its behalf, to exercise such rights or powers granted to the Agent or the Lenders under this Agreement and other Documents to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 16.13, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority of the Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent’s incurring any costs and expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred or which is contrary to this Agreement or applicable law.

(2)

The Lenders agree that all decisions as to actions to be or not to be taken, as to consents or waivers to be given or not to be given, as to determinations to be made and otherwise in connection with this Agreement and the Documents, shall be made upon the decision of the Majority of the Lenders except in respect of a decision or determination where it is specifically provided in this Agreement that “all Lenders”, “all of the Lenders” or “the Lenders” or words to similar effect, or the Agent alone, is to be responsible for same. Each of the Lenders shall be bound by and agrees to abide by and adopt all decisions made as aforesaid and covenants in all communications with the Borrowers to act in concert and to join in the action, consent, waiver, determination or other matter decided as aforesaid.

(3)

For certainty, the Agent is authorized to instruct the Collateral Agent to execute, deliver, hold and administer the Security (including enforcement thereof in accordance with this Agreement, the CAIA and the terms of the Security). The Lenders hereby authorize and direct the Agent to act as Priority Lien Debt Representative (for and on behalf of the Lenders, the Hedge Affiliates and the Bank Product Affiliates) and to execute and deliver the CAIA in such capacity, and each Lender agrees to be bound by the terms thereof as if such Lender was an original party thereto.

15.2	Procedure for Making Loans

(1)

With respect to the Syndicated Facility and the TLA Facility, the Agent shall make Loans available to the applicable North American Borrowers as required hereunder by debiting the account of the Agent to which the Lenders’ Rateable Portions of such Loans have been credited in accordance with Section 2.12 (or causing such account to be debited) and, in the absence of other arrangements agreed to by the Agent and the applicable North American Borrower in writing, by crediting the account of the applicable North American Borrower or, at the expense of the applicable North American Borrower, transferring (or causing to be transferred) like funds in accordance with the instructions of the applicable North American Borrower as set forth in the Drawdown Notice, Rollover Notice or Conversion Notice, as the case may be, in respect of each Loan; provided that the obligation of the Agent hereunder to effect such a transfer shall be limited to taking such steps as are commercially reasonable to implement such instructions, which steps once taken shall constitute conclusive and binding evidence that such funds were advanced hereunder in accordance with the provisions relating thereto and the Agent shall not be liable for any damages, claims or costs which may be suffered by any Borrower and occasioned by the failure of such Loan to reach the designated destination.

(2)

With respect to the Syndicated Facility and the TLA Facility, unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date, Rollover Date or Conversion Date, as the case may be, requested by the applicable North American Borrower that such Lender will not make available to the Agent its Rateable Portion of such Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the applicable North American Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Rateable

Portion of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender’s Rateable Portion of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the applicable North American Borrower in respect of such Loan or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers’ Acceptance, at the rate of interest per annum applicable to Canadian Prime Rate Loans) for each day from the date such amount is made available to the applicable North American Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, each North American Borrower covenants and agrees that, without prejudice to any rights and such North American Borrower may have against such Lender, such applicable North American Borrower shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the applicable North American Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender’s Rateable Portion of the Loan for purposes of this Agreement. The failure of any Lender to make its Rateable Portion of any Loan shall not relieve any other Lender of its obligation, if any, hereunder to make its Rateable Portion of such Loan on the Drawdown Date, Rollover Date or Conversion Date, as the case may be, but no Lender shall be responsible for the failure of any other Lender to make the Rateable Portion of any Loan to be made by such other Lender on the date of any Drawdown, Rollover or Conversion, as the case may be.

15.3	Remittance of Payments

Except for amounts payable to the Agent for its own account, forthwith after receipt of any repayment pursuant hereto or payment of interest or fees pursuant to Article 5 or payment pursuant to Article 8, the Agent shall remit to each applicable Lender its Rateable Portion of such payment; provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its Rateable Portion of such payment and the applicable North American Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner applicable to the Loan in respect of which such payment is made, or, in the case of a remittance in respect of Bankers’ Acceptances, at the rate of interest applicable to Canadian Prime Rate Loans for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the applicable North American Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

15.4	Redistribution of Payment

(1)	Each Lender agrees that:

(a)

if the Lender exercises any security against or right of counter claim, set-off or banker’s lien or similar right with respect to the property of a Loan Party or if under any applicable bankruptcy, insolvency or other similar law it receives a secured claim and collateral for which it is, or is entitled to exercise any set-off against, a debt owed by it to a Loan Party, the Lender shall apportion the amount thereof proportionately between:

(i)

such Lender’s Rateable Portion of all outstanding Obligations owing by a Borrower (including the face amounts at maturity of Bankers’ Acceptances accepted by the Lenders), which amounts shall be applied in accordance with Section 15.4(1)(b); and

(ii)	amounts otherwise owed to such Lender by a Loan Party,

provided that (i) any cash collateral account held by such Lender as collateral for a letter of credit or bankers’ acceptance issued or accepted by such Lender on behalf of a Loan Party may be applied by such Lender to such amounts owed by such Loan Party to such Lender pursuant to such letter of credit or in respect of any such bankers’ acceptance without apportionment and (ii) these provisions do not apply to a right or claim which arises or exists in respect of a loan or other debt in respect of which the relevant Lender holds a Security Interest which is a Permitted Encumbrance;

(b)

if, in the aforementioned circumstances, the Lender, through the exercise of a right, or the receipt of a secured claim described in Section 15.4(1)(a) above or otherwise, receives payment of a proportion of the aggregate amount of Obligations due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate Obligations due to the Lenders (having regard to the respective Rateable Portions of the Lenders), the Lender receiving such proportionately greater payment shall purchase, on a non-recourse basis at par, and make payment for a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in the outstanding Loans of the other Lender or Lenders so that their respective receipts shall be pro rata to their respective Rateable Portions; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered by or on behalf of a Borrower or any trustee, liquidator, receiver or receiver manager or person with analogous powers from the purchasing Lender, such purchase shall be rescinded and the purchase price paid for such participation shall be returned to the extent of such recovery, but without interest unless the purchasing Lender is required to pay interest on such amount, in which case each selling Lender shall reimburse the purchasing Lender pro rata in relation to the amounts received by it. Such Lender shall exercise its rights in respect of such secured claim in a manner consistent with the rights of the Lenders entitled under this Section to share in the benefits of any recovery on such secured claims; and

(c)	if the Lender does, or is required to do, any act or thing permitted by Section 15.4(1)(a) or (b) above, it shall promptly provide full particulars thereof to the Agent.

15.5	Duties and Obligations

(1)

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct as determined by a final non-appealable judgement of a court of competent jurisdiction. Without limiting the generality of the foregoing, the Agent:

(a)

may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b)

may consult with legal counsel (including receiving the opinions of any Borrower’s counsel and Lenders’ Counsel required hereunder), independent public or chartered accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c)

shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by facsimile, email or other electronic means) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of a Borrower made or deemed to be made hereunder;

(d)	may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e)	may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f)

shall not be bound to disclose to any other person any information relating to a Borrower, any of their Subsidiaries or any other person if such disclosure would or might in its opinion constitute a breach of any applicable law, be in default of the provisions hereof or be otherwise actionable at the suit of any other person; and

(g)

may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any applicable law or any directive or otherwise render it liable to any person, and may do anything which is in its reasonable opinion necessary to comply with such applicable law.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of any Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of any Borrower or to inspect the property (including the books and records) of any Borrower or any of their Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

15.6	Prompt Notice to the Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrowers, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

15.7	Agent’s and Lenders’ Authorities

With respect to its Commitments and the Drawdowns, Rollovers, Conversions and Loans made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrowers and their Subsidiaries or any corporation, exempted company or other entity owned or controlled by any of them and any person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

15.8	Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrowers and their Subsidiaries. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving loans or term loans, or both, to corporations similar to the Borrowers, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrowers) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrowers or any other person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers or any of their Subsidiaries. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement. Each Lender hereby covenants and agrees that, subject to Section 15.4, it will not make any arrangements with the Borrowers for the satisfaction of any Loans or other Obligations without the consent of all the other Lenders.

15.9	Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrowers), on a pro rata basis in accordance with their respective Commitments as a proportion of the aggregate of all outstanding Commitments, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs expenses or disbursements resulting from the Agent’s gross negligence or wilful misconduct as determined by a final non-appealable judgement of a court of competent jurisdiction. If a Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from a Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrowers.

15.10	Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days’ prior written notice thereof to the Lenders and the Canadian Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Canadian Borrower, have the right to appoint another Lender as a successor agent (the “Successor Agent”) who shall be acceptable to the Canadian Borrower, acting reasonably. If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent’s giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender acceptable to the Canadian Borrower, acting reasonably. Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights (including the Parallel Liability), powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

15.11	Taking and Enforcement of Remedies

(1)

Each of the Lenders hereby acknowledges that, to the extent permitted by Applicable Law, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority of the Lenders regardless of whether acceleration was made pursuant to Section 12.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to any Credit Facility, including, without limitation, any acceleration under Section 12.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority of the Lenders; provided that, notwithstanding the foregoing, if (a) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of a Majority of the Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (b) in the absence of instructions from the Majority of the Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority of the Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including, without limitation, and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that, subject to Section 5.9, Section 15.4 and Section 10.2(1)(b) it has not heretofore and shall not seek, take, accept or receive any security for any of the obligations and liabilities of the Borrowers hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facilities, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

(2)

With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and each Lender shall be entitled to their Rateable Portion of such monies. In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

15.12	Reliance Upon Agent

Each Loan Party shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Loan Parties shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself or themselves as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

15.13	No Liability of Agent

The Agent shall have no responsibility or liability to the Borrowers on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent’s failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of the Borrowers or any Lender to perform its obligations hereunder.

15.14	The Agent and Defaulting Lenders

(1)

Each Defaulting Lender shall, to the extent permitted by Applicable Law, be required to provide to the Agent cash in an amount, as shall be determined from time to time by the Agent in its discretion, equal to all obligations of such Defaulting Lender that are owing or, in the case of contingent obligations under any outstanding Fronted LCs (after giving effect to the reallocation provisions in Section 16.2) may be owing to the Agent pursuant to this Agreement, or to any Fronting Lender hereunder including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification or expense reimbursement amounts not paid by the Borrowers. Such cash shall be held by the Agent in one or more cash collateral accounts, which accounts shall be in the name of the Agent and shall not be required to be interest bearing. The Agent shall be entitled to apply the foregoing cash in accordance with Section 15.14(3).

(2)

In addition to the indemnity and reimbursement obligations noted in Section 15.9, the Lenders agree to indemnify the Agent (to the extent not reimbursed by the Borrowers and without limiting the obligations of the Borrowers hereunder) rateably according to their respective Rateable Portions (and in calculating the Rateable Portion of a Lender, ignoring the Commitments of Defaulting Lenders) any amount that a Defaulting Lender fails to pay the Agent and which is due and owing to the Agent pursuant to Section 15.9. Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender and which would otherwise be payable by the Defaulting Lender.

(3)

The Agent shall be entitled to set off and/or withhold any Defaulting Lender’s Rateable Portion of all payments received from the Borrowers against such Defaulting Lender’s obligations to fund payments and Loans required to be made by it and to purchase participations required to be purchased by it in each case under this Agreement and the other Documents (provided that, notwithstanding the exercise of such set-off or withholding, the Borrowers shall have been deemed to have made such payment to such Defaulting Lender for the purposes of this Agreement and the other Documents). To the extent permitted by law, the Agent shall be entitled to withhold and deposit in one or more non-interest bearing cash collateral accounts in the name of the Agent all amounts (whether principal, interest, fees or otherwise) received by the Agent and due to a Defaulting Lender pursuant to this Agreement, which amounts shall be used by the Agent:

(a)	first, to reimburse the Agent for any amounts owing to it by the Defaulting Lender pursuant to any Document;

(b)

second, to repay on a pro rata basis any (i) Loans made by a Lender pursuant to Section 16.2(4) in order to fund a shortfall created by a Defaulting Lender and, upon receipt of such repayment, each such Lender shall be deemed to have assigned to the Defaulting Lender such incremental portion of such Loans;

(c)

third, to cash collateralize all other contingent obligations of such Defaulting Lender to the Agent, in its capacity as Agent, or any Fronting Lender owing pursuant to this Agreement in such amount as shall be determined from time to time by the Agent in its discretion, including such Defaulting Lender’s obligation to pay its Rateable Portion of any indemnification or expense reimbursement amounts not paid by the Borrowers; and

(d)	fourth, to fund from time to time the Defaulting Lender’s Rateable Portion of Loans.

(4)

For greater certainty and in addition to the foregoing, neither the Agent nor any of its Affiliates nor any of their respective shareholders, officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender ) for any action taken or omitted to be taken by it in connection with amounts payable by the Borrowers to a Defaulting Lender and received and deposited by the Agent in a cash collateral account and applied in accordance with the provisions of this Agreement, save and except for the gross negligence or wilful misconduct of the Agent as determined by a final non-appealable judgement of a court of competent jurisdiction.

15.15	Article for Benefit of Agent and Lenders

The provisions of this Article 15 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent provided in Sections 15.1, 15.2, 15.6, 15.10, 15.11, 15.12, 15.13, 15.14, 15.15 and 15.16, the Borrowers shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrowers.

15.16	Erroneous Payments

(1)

If the Agent notifies a Lender or any person who has received funds on behalf of a Lender (any such Lender or other recipient, a “Payment Recipient”) that the Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 15.16(2)) that any funds received by such Payment Recipient from the Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in United States Dollars, the Federal Funds Rate and, in respect of an Erroneous Payment in Canadian Dollars, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars may be borrowed by the Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Agent) and (y) a rate determined by the Agent in accordance with banking industry rules on or prevailing market practice for interbank compensation from time to time in effect. A notice of the Agent to any Payment Recipient under this Section 15.16(1) shall be conclusive, absent manifest error.

(2)

Without limiting Section 15.16(1), each Lender or any person who has received funds on behalf of a Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Agent (or any of its Affiliates) (a) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (b) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Agent (or any of its Affiliates) or (c) that such Lender or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(a)

(A) in the case of immediately preceding subparagraphs (a) or (b), an error shall be presumed to have been made (absent written confirmation from the Agent to the contrary) or (B) an error has been made (in the case of immediately subparagraph (c)), in each case, with respect to such payment, prepayment or repayment; and

(b)

such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Agent pursuant to this Section 15.16(2)(b).

(3)

Each Lender hereby authorizes the Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Document, or otherwise payable or distributable by the Agent to such Lender from any source, against any amount due to the Agent under Section 15.16(1) or under the indemnification provisions of this Agreement.

(4)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Agent for any reason, after demand therefor by the Agent in accordance Section 15.16(1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Agent’s notice to such Lender at any time, (a) such Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made to the Agent in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Agent may specify) (such assignment of the Loans (but not Commitments), the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver an Assignment Agreement as to which the Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (b) the Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (c) upon such deemed acquisition, the Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender and (d) the Agent may reflect in the register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Agent may, in its discretion, but subject at all times to Sections 16.8 and 16.9 (but excluding, in all events, any assignment consent or approval requirements (whether from a Borrower or otherwise)), sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment, nor any subsequent sale of Loans acquired by the Agent pursuant to an Erroneous Payment Deficiency Assignment, will reduce or change the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement notwithstanding any such assignments and sales, as applicable, and provided no Event of Default has occurred and is continuing at the time of any such assignment or sale, no such assignee or purchaser will become a Lender hereunder for any purpose without the consent of the Canadian Borrower. In addition, each party hereto agrees that, except to the extent that the Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Agent may be equitably subrogated, the Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”).

(5)

The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by any Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Agent from a Loan Party for the purpose of making such Erroneous Payment.

(6)

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(7)

Each Payment Recipient’s obligations, agreements and waivers under this Section 15.16 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Document.

(8)	For purposes of this Section 15.16, each Lender:

(a)

agrees it is executing and delivering this Agreement with respect to this Section 15.16 both on its own behalf and as agent for and on behalf of any person receiving funds under the Documents on behalf of such Lender;

(b)	represents, warrants, covenants and agrees that any person receiving funds under the Documents on behalf of such Lender are bound by the provisions of this Section 15.16; and

(c)

agrees that any matter or thing done or omitted to be done by such Lender or any person receiving funds under the Documents on behalf of such Lender which are the subject of this Section 15.16 will be binding upon such Lender and each Lender hereby indemnifies and saves the Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Agent and its Affiliates resulting from the failure of such Lender or such persons to comply with their obligations under and in respect of this Section 15.16, in accordance with and subject to the limitations in Section 15.9.

15.17	First Lien Debt Sharing Confirmation

Each of the Agent, the Lenders (on its own behalf and on behalf of its Hedging Affiliates and Bank Product Affiliates) hereby: (a) acknowledges that it has received and reviewed the CAIA and agrees to be bound to the terms thereof, (b) agrees and confirms for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Lien Representative that for purposes of the CAIA that (i) all Priority Lien Obligations will be and are secured equally and rateably by all Security Interests at any time granted by each Borrower or any other Restricted Subsidiary to secure any Secured Obligations, whether or not upon property otherwise constituting Collateral (under and as defined in the CAIA), (ii) all such Security Interests will be enforceable by the Collateral Agent for the benefit of or, as the case may be, on behalf of, all holders of Priority Lien Obligations equally and rateably, and (iii) the Agent, Lenders, Hedging Affiliates and Bank Product Affiliates are bound by the provisions of the CAIA relating to the order of application of proceeds from enforcement of such Security Interests, and (c) direct the Collateral Agent to perform its obligations under the CAIA.

15.18	Parallel Liability

(1)

For the purposes of the creation of Security under Dutch law or any other applicable law where required for the purposes of the creation of Security under such other applicable law, each Borrower irrevocably and unconditionally undertakes to pay to the Agent an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time).

(2)	Each Secured Party and each Borrower agrees that:

(a)	such Borrower’s Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(b)

such Borrower’s Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged;

(c)

such Borrower’s Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of that Borrower to the Agent (even though that Borrower may owe more than one Corresponding Liability to the Secured Parties under the Loan Documents) and an independent and separate claim of the Agent to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities); and

(d)

for purposes of this Section 15.17, the Agent acts in its own name and not as agent, representative or trustee of the Secured Parties and accordingly holds neither its claim resulting from a Parallel Liability nor any Security securing a Parallel Liability on trust.

ARTICLE 16

GENERAL

16.1	Exchange and Confidentiality of Information

(1)

The Borrowers agree that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Sections 16.8 or 16.9 with any information concerning the Borrowers and their Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrowers to be bound by a like duty of confidentiality to that contained in this Section.

(2)

Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by a Borrower pursuant hereto (the “Information”) and agrees to keep such information confidential and to take such steps as are necessary to prevent the disclosure thereof provided, however, that:

(a)

the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required (i) by their respective auditors, or (ii) in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or in respect of this Agreement;

(b)

the Agent and the Lenders shall incur no liability in respect of any Information disclosed with the written consent of the applicable Borrower or required to be disclosed by any applicable law or regulation, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(c)

the Agent and each Lender may disclose the Information to any Governmental Authority (including any self-regulatory agency or authority) having jurisdiction over it (i) upon the request thereof or (ii) where it considers such disclosure to be required, acting reasonably;

(d)

the Agent and each Lender may provide any Affiliate thereof with the Information to the extent reasonably required to be disclosed thereto; provided that each such Affiliate shall be under a like duty of confidentiality to that contained in this Section 16.1 and further provided that the Agent or the Lender, as the case may be, providing the Information shall be responsible for any breach by its Affiliate of the aforementioned like duty of confidentiality;

(e)

the Agent and the Lenders may provide Lenders’ Counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(f)

the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by a Borrower or its Subsidiaries, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from such Borrower, lawfully in the Agent’s or Lender’s possession and not then subject to any obligation on its part to such Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender, under a duty of confidentiality to such Borrower at the time the information was so received;

(g)

the Agent and the Lenders may disclose the Information to other financial institutions in connection with the syndication by the Agent or Lenders of the Credit Facilities or the granting by a Lender of a participation in the Credit Facilities where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(h)

the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the applicable Lenders to initiate any lawsuit against a Borrower or to defend any lawsuit commenced by a Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defense of such lawsuit.

16.2	Nature of Obligation under this Agreement; Defaulting Lenders

(1)

The obligations of each Lender and of the Agent under this Agreement are several. The failure of any Lender to carry out its obligations hereunder shall not relieve the other Lenders, the Agent or any Borrower of any of their respective obligations hereunder.

(2)	Subject to and without derogating from the operation of Section 15.14 and this Section 16.2, neither the Agent nor any Lender shall be responsible for the obligations of any other Lender hereunder.

(3)	Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)	the standby fees payable pursuant to Section 5.8 shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender;

(b)

a Defaulting Lender shall not be included in determining whether, and the Commitment and the Rateable Portion of the Outstanding Principal of such Defaulting Lender shall not be included in determining whether all Lenders or the Majority of the Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 16.13); provided that any waiver or amendment requiring the consent of all Lenders or each affected Lender that (i) affects such Defaulting Lender in a manner that differs in any material respect from its application to other affected Lenders, (ii) increases the Commitment of such Defaulting Lender, (iii) extends the Maturity Date applicable to such Defaulting Lender, (iv) decreases the Applicable Pricing Rate applicable to such Defaulting Lender or (v) postpones, reduces or waives any principal payment due to such Defaulting Lender hereunder shall in each case require the consent of such Defaulting Lender; and

(c)	for the avoidance of doubt, the Borrowers shall retain and reserve its other rights and remedies respecting each Defaulting Lender.

(4)

If the Agent has actual knowledge that a Lender is a Defaulting Lender at the time that the Agent receives a Drawdown Notice or a Rollover Notice that relates to a Fronted LC, or a Conversion Notice (or deemed notice) that will result in a currency conversion, then each other Lender (each a “Non-Defaulting Lender”) shall fund its Rateable Portion of such affected Loan (and, in calculating such Rateable Portion, the applicable Agent shall ignore the Commitments of each such Defaulting Lender); provided that, for certainty, no Lender shall be obligated by this Section to make or provide Loans in excess of its Commitment. If the Agent acquires actual knowledge that a Lender is a Defaulting Lender at any time after the applicable Agent receives a Drawdown Notice or a Rollover Notice that relates to a Fronted LC or a Conversion Notice (or deemed notice) that will result in a currency conversion, then the Agent shall promptly notify the Canadian Borrower that such Lender is a Defaulting Lender (and such Lender shall be deemed to have consented to such disclosure). Each Defaulting Lender agrees to indemnify each other Lender for any amounts paid by such Lender under this Section 16.2(4) and which would otherwise have been paid by the Defaulting Lender if its Commitment had been included in determining the Rateable Portions of such affected Loans.

(5)	If any Fronted LC is outstanding at the time that a Lender becomes a Defaulting Lender then:

(a)

all or any part of such Defaulting Lender’s Rateable Portion of such Fronted LC shall be re-allocated among the Non-Defaulting Lenders in accordance with their respective Rateable Portions; provided that such re-allocation may only be effected if and to the extent that (i) such re-allocation would not cause any Non-Defaulting Lender’s Rateable Portion of all Loans to exceed its applicable Commitment(s) and (ii) the conditions precedent in Section 3.1 are satisfied at such time;

(b)

if the re-allocation described in clause (a) above cannot be effected, or can only partially be effected, then such Defaulting Lender shall, within one Banking Day following notice by the Agent, provide cash collateral for such Defaulting Lender’s Rateable Portion of such Fronted LC (after giving effect to any partial re-allocation pursuant to clause (a) above) in accordance with the procedures set forth in Section 15.14 for so long as such Fronted LC is outstanding; and

(c)

if the Rateable Portions of the Non-Defaulting Lenders are re-allocated pursuant to this Section 16.2(5), then the issuance fees payable to the Lenders pursuant to Section 7.9 shall be adjusted to give effect to such re-allocations in accordance with each such Non- Defaulting Lender’s Rateable Portions.

(6)

So long as any Lender is a Defaulting Lender, no Fronting Lender shall be required to issue, amend or increase any Fronted LC unless such Fronting Lender is satisfied that the related exposure will be 100% covered by the Commitments of the Non-Defaulting Lenders and/or cash collateralized in accordance with Section 15.14, and participating interests in any such newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 16.2(4) or 16.2(5)(a) as applicable (and the Defaulting Lenders shall not participate therein).

(7)

If any Lender shall cease to be a Defaulting Lender, then, upon becoming aware of the same, the Agent shall notify the Non-Defaulting Lenders and (in accordance with the written direction of the Agent) such Lender (which has ceased to be a Defaulting Lender) shall purchase, and the Non-Defaulting Lenders shall on a rateable basis sell and assign to such Lender, portions of such Loans equal in total to such Lender’s Rateable Portion thereof without regard to Section 15.2(4).

(8)

Each Defaulting Lender hereby indemnifies the Borrowers for any losses, claims, costs, damages or liabilities (including reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the Borrowers as a result of such Defaulting Lender failing to comply with the terms of this Agreement including any failure to fund its portion of any Loans required to be made by it hereunder.

(9)

The Borrowers shall have the right, at its option, to (i) replace Defaulting Lenders under the Credit Facilities (by causing them to assign their rights and interests under the Credit Facilities to additional financial institutions which have agreed to become Lenders or by increasing the Commitments of existing Lenders under the Credit Facilities with, in the latter case, the consent of such increasing Lenders, or any combination thereof), (ii) repay the Obligations outstanding to Defaulting Lenders under the Credit Facilities and cancelling their Commitments (without corresponding repayment to other Lenders), or (iii) any combination of the foregoing; provided that increases in the Commitments of existing Lenders and the addition of new financial institutions as Lenders shall require the consent of the Agent and each Fronting Lender, such consents not to be unreasonably withheld or delayed (except for consent of the Fronting Lenders which shall be in each Fronting Lender’s sole discretion).

(10)	In order to give effect to the provisions of Section 16.2(9) (but subject to such provisions), the relevant Borrower may, from time to time:

(a)

require any Defaulting Lender to assign all of its rights, benefits and interests under the Documents, its Commitments and its Rateable Portion of all Loans and other Obligations (collectively, the “Defaulting Lender’s Assigned Interests”) to (i) any other Lenders which have agreed to increase their Commitments and purchase the Defaulting Lender’s Assigned Interests, and (ii) to third party financial institutions selected by such Borrower. The relevant Borrower shall provide the Agent and each Fronting Lender with 10 Banking Days’ prior written notice of its desire to proceed under this Section. The assignment of the Defaulting Lender’s Assigned Interests shall be effective upon: (w) execution and delivery of assignment documentation satisfactory to the relevant Defaulting Lender the assignee, the relevant Borrower and the Agent (each acting reasonably); (x) upon payment to the relevant Defaulting Lender, by the relevant assignee of an amount equal to such Lender’s Rateable Portion of all Loans being assigned and all accrued but unpaid interest and fees hereunder in respect of those portions of the Loans and Commitments being assigned; (y) upon payment by the relevant assignee to the applicable Agent (for the applicable Agent’s own account) of the transfer fee contemplated in Section 16.8; and (z) upon provision satisfactory to the Defaulting Lender (acting reasonably) being made for (I) payment at maturity of outstanding Bankers’ Acceptances accepted by it and (II) indemnity in respect of its share of outstanding Letters of Credit or, with respect to outstanding Fronted LCs, release by the relevant Fronting Lenders of its obligations in respect thereof. Upon such assignment and transfer, the assigning Defaulting Lender shall have no further right, interest, benefit or obligation in respect of the Defaulting Lender’s Assigned Interests (except as provided in Section 7.8(3)) and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Defaulting Lender; for such purpose, the assignee shall execute and deliver an Assignment Agreement and such other documentation as may be reasonably required by the Agent, the Fronting Lenders and the relevant Borrower to confirm its agreement to be bound by the provisions hereof as a Lender and to give effect to the foregoing; and

(b)

to the extent that a Borrower has not caused any Defaulting Lender to assign its rights, benefits and interests to another Lender or other financial institution as provided in paragraph (a) above, repay to such Defaulting Lender at any time while such Lender continues to be a Defaulting Lender, all such Lender’s Rateable Portion of all Loans outstanding under the Credit Facilities, together with all accrued but unpaid interest and fees thereon and with respect to its Commitments, without making corresponding repayment to the other Lenders and, upon such repayment and provision satisfactory to the relevant Defaulting Lender, (acting reasonably) being made for (i) payment at maturity of all outstanding Bankers’ Acceptances accepted by such Lender and (ii) indemnity in respect of its share of outstanding Letters of Credit or, with respect to outstanding Fronted LCs, release by the relevant Fronting Lenders of its obligations in respect thereof, the relevant Borrower may cancel such Lender’s Commitments. Upon completion of the foregoing, such Defaulting Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facilities (except as provided in Section 7.8(3)) and each Credit Facility shall be reduced by the amount of such Lender’s cancelled Commitment thereunder.

16.3	Additional Sanctions

Subject to Sections 2.23 and 13.5, notwithstanding the definitions of Sanctions Authority and Sanctions Regulations, in the event that the Agent or a Lender notifies the Canadian Borrower of a Lender Sanctioned Person, the Canadian Borrower shall not, and shall not permit any of its Subsidiaries to, transact or otherwise have commercial dealings with any such Lender Sanctioned Person other than existing transactions or commercial dealings with any such Lender Sanctioned Person; and the Canadian Borrower and its Subsidiaries shall terminate, or cause to be terminated, any existing transactions or commercial dealings between the Canadian Borrower or any of its Subsidiaries and any such Lender Sanctioned Person as soon as practicable but in any event on or before the later of (a) the date that is 60 days following receipt of such notice and (b) the date upon which it will become unlawful for the Agent or such Lender to make, fund, continue or maintain any Loan or perform any of its obligations under this Agreement as a consequence of such existing transactions or commercial dealings.

16.4	Notices

Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by electronic means of communication addressed to the respective parties as follows:

To the Canadian Borrower:

Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta T2G 0K3

Attention:	[redacted – name]
Email:	[redacted – email]

and with respect to notices relating to Section 16.3, in addition to the foregoing:

Attention:	[redacted – name]
Email:	[redacted – email]

To the Australian Borrower:

Enerflex Australasia Holdings Pty Ltd

115 Schneider Road Eagle Farm

Queensland, Australia, 4009

Attention:	[redacted – name]
Email:	[redacted – email]

To Enerflex USA:

Enerflex Inc.

10815 Telge Road

Houston, Texas USA 77095

Attention:	[redacted – name]
Email:	[redacted – email]

To Enerflex Holdings:

Enerflex US Holdings Inc.

10815 Telge Road

Houston, Texas

USA 77095

Attention:	[redacted – name]
Email:	[redacted – email]

To the Agent:

for Drawdown Notices, Conversion Notices, Rollover Notices and Repayment Notices, to

Royal Bank of Canada, as Agent

155 Wellington Street West, 8th Floor

Toronto, ON M5V 3K7

Attention:	[redacted – name]
Facsimile:	[redacted – fax number]
Email:	[redacted – email]

for all other notices, to:

Royal Bank of Canada, as Agent

155 Wellington Street West, 8th Floor

Toronto, ON M5V 3K7

Attention:	[redacted – name]
Facsimile:	[redacted – fax number]
Email:	[redacted – email]

To the Australian Operating Facility Lender:

HSBC Bank Australia Limited

Level 11, 300 Queen Street

Brisbane City, QLD 4000 Australia

Attention: [redacted – name]

Email:      [redacted – email]

To the Canadian Operating Facility Lender:

The Toronto-Dominion Bank

TD Canada Trust Tower 11th floor

421 7th Avenue SW

Calgary AB, T2P 4K9

Attention: [redacted – name]

Email:      [redacted – email]

To each Lender: As set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender or to such other address, email or facsimile number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by facsimile, email or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.

16.5	Limitations – Swedish Restricted Subsidiaries

The obligations of each Restricted Subsidiary incorporated in Sweden under this Agreement and any other Document to which such Restricted Subsidiary is a party shall be limited, if (and only if) required by the provisions of the Swedish Companies Act regulating (a) distribution of assets (Chapter 17, Sections 1–4 (or its equivalent from time to time)) and (b) financial assistance (Chapter 21, Sections 1–5 (or its equivalent from time to time)) and it is understood that the liability of each Restricted Subsidiary incorporated in Sweden under any Document only applies to the extent permitted by the above provisions of the Swedish Companies Act.

16.6	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein, without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrowers may be found.

16.7	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the Borrowers, the Lenders, the Agent and their respective successors and permitted assigns.

16.8	Assignment

(a)

Any Lender may, with the prior written consent of the Canadian Borrower, the Fronting Lenders (which consent of the Fronting Lenders shall only be required in connection with a sale, assignment, transfer or grant in respect of the Syndicated Facility) and the Agent (except that the consent of the Canadian Borrower shall not be required during the continuance of an Event of Default), which consents shall not be unreasonably withheld, sell, assign, transfer or grant an interest in its Commitments (in a minimum amount of U.S.$5,000,000 or the Equivalent Amount thereof), its Rateable Portion of the Loans and its rights under the Documents (other than to Disqualified Lenders).

(b)

Notwithstanding the foregoing, a Lender may sell, assign, transfer or grant an interest in its Commitments, its Rateable Portion of the Loans and its rights under the Documents to (i) an Affiliate or Approved Fund of such Lender, or (ii) another Lender, in each case without the consent of the Agent, the Fronting Lenders or the Canadian Borrower; provided that, in the case of the foregoing clause (i), such Lender shall remain liable for its obligations under the Documents notwithstanding such sale, assignment, transfer or grant, and no Borrower will not be under any obligation to pay or indemnify, by way of tax under Section 8.5, Additional Compensation under Section 13.5 or otherwise, any greater amount than it would have been obliged to pay if the Lender had not made such sale, assignment, transfer or grant.

(c)

Without the consent of the Canadian Borrower, each Fronting Lender and the Agent, no Lender shall sell, assign, transfer or grant an interest in any Commitment, Loan or Document if the effect of the same would be to have a Lender with aggregate Commitments of less than U.S.$5,000,000 (or the Equivalent Amount thereof).

(d)

Unless waived by the Agent, it shall be a precondition to any sale, assignment, transfer or grant pursuant to this Section that the contemplated assignee Lender shall have paid to the Agent, for the Agent’s own account, a transfer fee of U.S.$3,500.

(e)	Upon any such sale, assignment, transfer or grant, the granting Lender, the new Lender, the Agent and the Borrowers shall execute and deliver an Assignment Agreement.

(f)	Subject to Section 10.2(1)(k), the Borrowers shall not assign their rights or obligations hereunder without the prior written consent of all of the Lenders.

16.9	Participations

Any Lender may, without the consent of any Borrower or the Agent, grant one or more participations in its Commitments and its Rateable Portion of the Loans to other persons (other than Disqualified Lenders), provided that the granting of such a participation: (a) shall be at the Lender’s own cost, (b) shall not affect the obligations of such Lender hereunder nor shall it increase the costs to the Borrowers hereunder or under any of the other Documents, and (c) shall not provide the participant with any right to approve the provision by the Lender of any amendment hereof or any consent, waiver or approval hereunder or require a Borrower to deal directly with such participant.

16.10	Acknowledgment Regarding Agent and Disqualified Lenders

Notwithstanding anything in this Agreement to the contrary, so long as the Agent has provided to the Lenders the written notifications from the Canadian Borrower pursuant to clauses (a), (b) and (c)(i) of the definition of Disqualified Lenders, the Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions thereof relating to Disqualified Lenders. Without limiting the generality of the foregoing, the Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or participant or prospective Lender or participant is a Disqualified Lender or (y) have any liability with respect to or arising out of any assignment or participation of Advances, or disclosure of confidential information, to any Disqualified Lender.

16.11	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

16.12	Whole Agreement

This Agreement and the other Documents constitute the whole and entire agreement between the parties hereto regarding the subject matter hereof and thereof and cancel and supersede any prior agreements (including, without limitation, any commitment letters), undertakings, declarations, commitments, representations, written or oral, in respect thereof.

16.13	Amendments and Waivers

(1)

Any provision of this Agreement may be amended only if the Borrowers and the Majority of the Lenders so agree in writing and, except as otherwise specifically provided herein, may be waived only if the Majority of the Lenders (excluding any Defaulting Lenders) so agree in writing, but:

(a)

an amendment or waiver which changes or relates to (i) the amount of the Loans available hereunder (except as provided for in Section 2.24) (or decreases in the period of notice for Drawdowns, Conversions, Rollovers or voluntary prepayment of Loans) or any Lender’s Commitment, (ii) decreases in the rates of or deferral of the dates of payment of interest, Bankers’ Acceptance or Letter of Credit fees and (iii) decreases in the amount of or deferral of the dates of payment of principal, interest or fees hereunder (other than fees payable for the account of Agent), shall require the agreement or waiver of all the Lenders directly affected thereby (excluding any Defaulting Lenders);

(b)

an amendment or waiver which changes or relates to (i) the definition of “Majority of the Lenders”, (ii) any provision hereof contemplating or requiring consent, approval or agreement of “all Lenders”, “all of the Lenders”, “the Lenders” or similar expressions or permitting waiver of conditions or covenants or agreements by “all Lenders”, “all of the Lenders”, “the Lenders” or similar expressions, (iii) Sections 2.4 and 2.20 to 2.24, (iv) the release or discharge of, or any material adverse amendment or waiver of, or any subordination of, any Security, the Parent Guarantee or any Subsidiary Guarantee; provided that, for certainty, the immediately preceding reference is not intended to require the agreement of all Lenders for any release, discharge, amendment or waiver which is otherwise permitted by the Documents, including any discharge or release of any Guarantee or any collateral from the Security as a consequence of any disposition which is permitted by or for which consent is obtained under the Documents, (v) any subordination of the senior ranking in right of payment of any of the Obligations, (vi) the conditions precedent to Drawdowns, (vii) Section 3.4 of the CAIA, or (viii) this Section 16.13, shall require the agreement or waiver of all the Lenders (excluding any Defaulting Lenders) and also (in the case of an amendment) of the other parties hereto; and

(c)

an amendment or waiver which changes or relates to the rights and/or obligations of the Agent, a Fronting Lender, the Canadian Operating Facility Lender or the Australian Operating Facility Lender shall also require the agreement of the Agent, such Fronting Lender, the Canadian Operating Facility Lender and the Australian Operating Facility Lender (as the case may be) thereto.

Any such waiver and any consent by the Agent, any Lender, the Majority of the Lenders or all of the Lenders under any provision of this Agreement must be in writing and may be given subject to any conditions thought fit by the person(s) giving that waiver or consent. Any waiver or consent shall be effective only in the instance and for the purpose for which it is given.

Notwithstanding anything to the contrary in this Agreement or any other Document, any provision of this Agreement or any other Document may be amended by an agreement in writing entered into by the Canadian Borrower and the Agent to (a) cure any ambiguity, omission, mistake, defect or inconsistency (as reasonably determined by the Agent and the Canadian Borrower) or (b) effect administrative changes of a technical or immaterial nature (including to effect changes to the terms and conditions applicable solely to the Fronting Lenders in respect of issuances of Letters of Credit) and such amendment shall be deemed approved by the Lenders if the Lenders shall have received at least five (5) Banking Days’ prior written notice of such change and the Agent shall not have received, within five (5) Banking Days of the date of such notice to the Lenders, a written notice from the Majority of the Lenders stating that the Majority of the Lenders object to such amendment.

The Agent and the Borrowers may, without the consent of any Lender, enter into amendments or modifications to this Agreement or any of the other Documents or to enter into additional Documents as the Agent deems appropriate in order to implement any Benchmark Replacement or any Conforming Change or otherwise effectuate the terms of Section 13.7 in accordance with the terms thereof.

16.14	Further Assurances

The Borrowers, the Lenders and the Agent shall promptly cure any default by it in the execution and delivery of this Agreement, the other Documents or any of the agreements provided for hereunder to which it is a party. The Borrowers, at their expense, shall promptly execute and deliver to the Agent, upon request by the Agent (acting reasonably), all such other and further deeds, agreements, opinions, certificates, instruments, affidavits, registration materials and other documents reasonably necessary for the Borrowers’ compliance with, or accomplishment of the covenants and agreements of the Borrowers hereunder or more fully to state the obligations of the Borrowers as set out herein or to make any registration, recording, file any notice or obtain any consent, all as may be reasonably necessary or appropriate in connection therewith.

16.15	Attornment

The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to the Documents. For the purpose of all such legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of any party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

16.16	Time of the Essence

Time shall be of the essence of this Agreement.

16.17	Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

16.18	Know Your Customer Laws

Each Borrower shall promptly provide all information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Agent, in order to comply with any applicable “know your customer” and anti-money laundering rules and regulations, whether now or hereafter in existence. Each of the Borrowers represents and warrants to the Lenders that it is not a charity registered with the Canada Revenue Agency and that it does not solicit charitable financial donations from the public.

16.19	Counterparts

This Agreement may be executed in any number of counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, email, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each Lender may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

16.20	Acknowledgement and Consent to Bail-In of Affected Financial Institutions

(1)

Notwithstanding anything to the contrary in any Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges and accepts that any liability of any Affected Financial Institution arising under or in connection with any Document may be subject to the exercise of any Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)

the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, (without limitation):

(i)	a reduction in full or in part, in the principal amount, or outstanding amount due (including any accrued by unpaid interest) in respect of any such liability;

(ii)

a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Document; and

(iii)	cancellation of any such liability;

(c)

the effect of a the variation of any Document to the extent necessary to give effect to any exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority in relation to any such liability.

16.21	Acknowledgement Regarding any Unsupported QFCs

To the extent that the Documents provide support, through a guarantee or otherwise, for any Financial Instrument or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the United States Federal Deposit Insurance Act and Title II of the United States Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Documents and any Supported QFC may in fact be stated to be governed by the laws of the Province of Alberta and the laws of Canada applicable therein or the laws of any other jurisdiction):

(a)

in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, from and after the Effective Date, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States of America or a state of the United States of America. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, from and after the Effective Date, Default Rights under the Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Documents were governed by the laws of the United States of America or a state of the United States of America. Without limitation of the foregoing, it is understood and agreed that, from and after the Effective Date, the rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; and

(b)	as used in this Section 16.20:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party;

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b);

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable; and

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

16.22	Swiss Limitation

(1)

If and to the extent that a Swiss Guarantor under this Agreement or a Subsidiary Guarantee (directly or indirectly) guarantees obligations other than obligations of one of its direct or indirect Subsidiaries (i.e. obligations of such Swiss Guarantor’s direct or indirect parent companies (up- stream liabilities) or sister companies (cross-stream liabilities)) (the “Restricted Obligations”) and the making of a payment in fulfilling the Secured Obligations pursuant to a Subsidiary Guarantee with respect to Restricted Obligations would under Swiss corporate law (inter alia, prohibiting capital repayments or restricting distributions), at the time payment is due, not be permitted, then such Secured Obligations shall, in respect of such Swiss Guarantor, from time to time be limited to the amount permitted to be paid under Swiss corporate law (the “Maximum Amount”); provided that such Maximum Amount shall at no time be less than such Swiss Guarantor’s distributable capital and reserves at the time or times such payment is requested from such Swiss Guarantor, and further provided that such limitation (as may apply from time to time or not) shall not (generally or definitively) release such Swiss Guarantor from payment obligations hereunder in excess of the Maximum Amount, but shall postpone the payment date therefore until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and other financial undertakings assumed by a Swiss Guarantor under or in connection with this Agreement or a Subsidiary Guarantee shall be construed in a manner consistent with the provisos of this Section.

(2)

If a demand for payment has been issued to a Swiss Guarantor in respect of Restricted Obligations and such Swiss Guarantor is obliged to withhold Swiss Withholding Tax in respect of such payment, the relevant Swiss Guarantor shall:

(a)

use its best efforts to make such payments without deduction of Swiss Withholding Tax, or to reduce the rate of Swiss Withholding Tax required to be deducted, by discharging the liability to such tax by notification pursuant to applicable law (including double tax treaties) rather than payment of the tax;

(b)

if the notification procedure pursuant to sub-paragraph (a) above does not apply, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as in force from time to time), or if the notification procedure pursuant to sub-paragraph (i) above applies for a part of the Swiss Withholding Tax only, deduct Swiss Withholding Tax at the reduced rate resulting after the discharge of part of such Tax by notification under applicable law, from any payment made by it in respect of Restricted Obligations and promptly pay any such Taxes to the Swiss Federal Tax Administration (Eidgenössische Steuerverwaltung);

(c)

notify the Agent that such notification, or as the case may be, deduction has been made and provide the Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such Taxes deducted have been paid to the Swiss Federal Tax Administration;

(d)	in the case of a deduction of Swiss Withholding Tax:

(i)

use its best efforts to ensure that any person other than a Secured Party, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment in respect of Restricted Obligations, will, as soon as possible after such deduction (A) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties) and (B) pay to the Agent upon receipt any amounts so refunded; and

(ii)

if a Secured Party is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment, and if requested by the Agent, shall provide the Agent (on its behalf or on behalf of any Secured Party) those documents that are required by law and applicable tax treaties to be provided by the payer of such tax, for each relevant Secured Party, to prepare a claim for refund of Swiss Withholding Tax,

(e)

if a Swiss Guarantor is obliged to withhold Swiss Withholding Tax as contemplated by this Section, the Agent shall be entitled to further enforce the Subsidiary Guarantee, any indemnity and other financial undertaking granted by such Swiss Guarantor under this Agreement and/or further apply proceeds therefrom against the Restricted Obligations up to an amount which is equal to that amount which would have been obtained if no withholding of Swiss Withholding Tax were required, whereby such further enforcements/applications of proceeds shall always be limited to the Maximum Amount from time to time;

(f)

if and to the extent requested by the Agent or required under Swiss law applicable at the relevant time, in order to allow the Agent (and the other Secured Parties) to obtain a maximum benefit under the Subsidiary Guarantee, any indemnity or other financial undertaking assumed by the Swiss Guarantor under the Documents, the Swiss Guarantor shall, and any direct or indirect shareholder of such Swiss Guarantor that is party hereto, shall procure that such Swiss Guarantor will, promptly upon notification by the Agent or becoming aware of the requirement under Swiss law, implement all measures and/or promptly procure the fulfilment of all prerequisites allowing it to promptly make payment(s) under this Agreement, the Subsidiary Guarantee or any other Document from time to time, including (but not limited to):

(i)	preparation of an up-to-date audited balance sheet of the Swiss Guarantor;

(ii)	obtain a confirmation of the auditors of the Swiss Guarantor confirming the maximum amount of the freely distributable capital and reserves;

(iii)	approval by a shareholders’ meeting of the Swiss Guarantor of the (resulting) distribution;

(iv)

to the extent permitted by applicable law write up or realise any of the Swiss Guarantor’s assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, provided that, in case of realisation such assets are not necessary for the Swiss Guarantor’s business (nicht betriebsnotwendig); and

(v)	taking all such other measures necessary or useful to allow the Swiss Guarantor to make the payments and perform the obligations under the Documents with a minimum of limitations.

16.23	Swiss Security

(1)	Each Secured Party agrees that the Collateral Agent shall:

(a)

take, hold and administer (including enforcing) any Security Interest governed by Swiss law which is security transferred/assigned (Sicherungsübereignung/Sicherungsabtretung) or otherwise transferred under a non-accessory security right (nicht-akzessorische Sicherheit) on a fiduciary basis for itself and for the benefit of the other Secured Parties; and

(b)

take, hold and administer (including enforcing) any accessory Security Interest (akzessorische Sicherheit) (e.g. a right of pledge) governed by Swiss law (a “Swiss Accessory Security”) acting for itself and as direct representative (direkter Stellvertreter) in the name and on behalf of the Secured Parties.

(2)

In addition, each present and future Secured Party (other than the Collateral Agent) hereby authorizes the Agent to authorize or otherwise instruct the Collateral Agent (whether or not by or through employees or agents and including if it involves acting with multi-representation, self- contracting or a conflict of interest):

(a)

to exercise such rights, remedies, powers and discretions as are specifically delegated to or conferred upon the Collateral Agent herein, the CAIA and under the agreements creating a Security Interest governed by Swiss law together with such powers and discretions as are reasonably incidental thereto;

(b)	to take such action on its behalf as may from time to time be authorised herein, the CAIA or in accordance with the agreements creating a Security Interest governed by Swiss law; and

(c)

to accept, execute, administer (including enforcing) as its direct representative (direkter Stellvertreter) any Security Interest creating a Swiss Accessory Security and to accept and execute on its behalf as its direct representative (direkter Stellvertreter) any amendments, confirmations and/or alterations to any such Security Interest creating a Swiss Accessory Security including the release or confirmation of release of such Swiss Accessory Security.

(3)

Each Secured Party (other than the Collateral Agent) hereby ratifies and approves all acts and declarations previously done by the Collateral Agent on such Secured Party’s behalf under or in connection with any Security Interest governed by Swiss law.

[The remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

ENERFLEX LTD.

By:	(signed) “Marc Rossiter”
Name: Marc Rossiter
Title: President and Chief Executive Officer

By:	(signed) “Sanjay Bishnoi”
Name: Sanjay Bishnoi
Title: Senior Vice President and Chief Financial Officer

Executed by ENERFLEX AUSTRALASIA HOLDINGS PTY LTD. (ACN 114 658 696) in accordance with section 127 of the Corporations Act 2001:

(signed) “Jian Situ”	(signed) “Pierre Coetzee”
Director/company secretary	Director

JIAN SITU	PIERRE COETZEE
Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

ENERFLEX INC.

By:	(signed) “Marc Rossiter”
Name: Marc Rossiter
Title: President

By:	(signed) “Anna Paravi”
Name: Anna Paravi
Title: Vice President

ENERFLEX US HOLDINGS INC.

By:	(signed) “Marc Rossiter”
Name: Marc Rossiter
Title: President

By:	(signed) “Greg Stewart”
Name: Greg Stewart
Title: Vice President

[Signature Page – 2022 Enerflex Credit Agreement]

LENDERS:

ROYAL BANK OF CANADA

By:	(signed) “Tim VandeGriend”
Name: Tim VandeGriend
Title: Authorized Signatory

By:
Name:
Title:

[Signature Page – 2022 Enerflex Credit Agreement]

THE TORONTO-DOMINION BANK

By:	(signed) “Derek Wride”
Name: Derek Wride
Title: Director

By:	(signed) “Meagan Deis”
Name: Meagan Deis
Title: Sr Manager, Commercial Credit

[Signature Page – 2022 Enerflex Credit Agreement]

THE BANK OF NOVA SCOTIA

By:	(signed) “Michael Linder”
Name: Michael Linder
Title: Director

By:	(signed) “Claire Bergh”
Name: Claire Bergh
Title: Associate

[Signature Page – 2022 Enerflex Credit Agreement]

HSBC BANK CANADA

By:	(signed) “Duncan Levy”
Name: Duncan Levy
Title: Director, Energy Financing

By:	(signed) “Bruce Robinson”
Name: Bruce Robinson
Title: Vice President, Corporate Banking

[Signature Page – 2022 Enerflex Credit Agreement]

HSBC BANK AUSTRALIA LIMITED

By:	(signed) “Matthew Sargent”
Name: Matthew Sargent
Title: Attorney, under power of attorney dated 23rd September 2022

By:	(signed) “Rohit Mahajan”
Name: Rohan Mahajan
Title: Witness

[Signature Page – 2022 Enerflex Credit Agreement]

WELLS FARGO BANK, N.A.

By:	(signed) “Shannon Cunningham”
Name: Shannon Cunningham
Title: Director

By:
Name:
Title:

[Signature Page – 2022 Enerflex Credit Agreement]

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(signed) “Ryan Shea”
Name: Ryan Shea
Title: Director

By:	(signed)“Graydon Falls”
Name: Graydon Falls
Title: Executive Director

[Signature Page – 2022 Enerflex Credit Agreement]

BANK OF MONTREAL

By:	(signed) “Jared Dillabaugh”
Name: Jared Dillabaugh
Title: Director

By:	(signed) “Nicholas Power”
Name: Nicholas Power
Title: Managing Director

[Signature Page – 2022 Enerflex Credit Agreement]

NATIONAL BANK OF CANADA

By:	(signed) “Julie Griffin”
Name: Julie Griffin
Title: Managing Director

By:	(signed) “David Torrey”
Name: David Torrey
Title: Managing Director

[Signature Page – 2022 Enerflex Credit Agreement]

ATB FINANCIAL

By:	(signed) “Amish Patel”
Name: Amish Patel
Title: Director, Corporate Banking

By:	(signed) “Davinder Jhutty”
Name: Davinder Jhutty
Title: Associate Director

[Signature Page – 2022 Enerflex Credit Agreement]

EXPORT DEVELOPMENT CANADA

By:	(signed) “David Thompson”
Name: David Thompson
Title: Sr. Financing Manager

By:	(signed) “Sanda Mikulic”
Name: Sanda Mikulic
Title: Sr. Associate

[Signature Page – 2022 Enerflex Credit Agreement]

CANADIAN WESTERN BANK

By:	(signed) “Craig Preiksaitis”
Name: Craig Preiksaitis
Title: Sr. Manager, Corporate Lending

By:	(signed)“Jacob Berlinkov”
Name: Jacob Berlinkov
Title: AVP, Corporate Lending

[Signature Page – 2022 Enerflex Credit Agreement]

BUSINESS DEVELOPMENT BANK OF CANADA

By:	(signed) “Scott Overes”
Name: Scott Overes
Title: Senior Director, Syndicated Financing

By:	(signed) “Olivier Favreau”
Name: Oliver Favreau
Title: Associate Director, Syndicated Financing

[Signature Page – 2022 Enerflex Credit Agreement]

AGENT:

ROYAL BANK OF CANADA,
in its capacity as the Agent

By:	(signed) “Susan Khokher”
Name: Susan Khokher
Title: Manager, Agency

[Signature Page – 2022 Enerflex Credit Agreement]

SCHEDULE A

LENDERS AND COMMITMENTS

Lender	Australian Operating Facility Commitment - U.S.$	Canadian Operating Facility Commitment - U.S.$	Syndicated Facility Commitment - U.S.$	Fronting Limit - U.S.$	TLA Facility Commitment – U.S.$
Royal Bank of Canada			[redacted – commitment]	[redacted – commitment]	[redacted – commitment]
The Bank of Nova Scotia			[redacted – commitment]	[redacted – commitment]	[redacted – commitment]
The Toronto-Dominion Bank		[redacted – commitment]	[redacted – commitment]	[redacted – commitment]	[redacted – commitment]
HSBC Bank Canada			[redacted – commitment]	[redacted – commitment]
HSBC Bank Australia Limited	[redacted – commitment]
Wells Fargo Bank, N.A.			[redacted – commitment]	[redacted – commitment]
Canadian Imperial Bank of Commerce			[redacted – commitment]	[redacted – commitment]	[redacted – commitment]
Bank of Montreal			[redacted – commitment]		[redacted – commitment]
National Bank of Canada			[redacted – commitment]		[redacted – commitment]
ATB Financial			[redacted – commitment]		[redacted – commitment]
Export Development Canada			[redacted – commitment]		[redacted – commitment]
Canadian Western Bank			[redacted – commitment]
Business Development Bank of Canada			[redacted – commitment]
Total	[redacted – commitment]	[redacted – commitment]	$685,000,000	[redacted – commitment]	$150,000,000

A-1

SCHEDULE B

LENDER ASSIGNMENT AGREEMENT

THIS LENDER ASSIGNMENT AGREEMENT is made as of the ● day of ●, ●

BETWEEN:

●

(hereinafter referred to as the “Assignor”),

OF THE FIRST PART,

- and -

●

(hereinafter referred to as the “Assignee”),

OF THE SECOND PART,

- and -

[ENERFLEX LTD., a corporation under the laws of Canada] OR [ENERFLEX LTD., a corporation under the laws of Canada, ENERFLEX INC., a corporation existing under the laws of Delaware and ENERFLEX US HOLDINGS INC., a corporation existing under the laws of Delaware] OR [ENERFLEX AUSTRALASIA HOLDINGS PTY LTD. a proprietary company under the laws of Western Australia] (hereinafter [individually] OR [collectively] sometimes referred to as the [“Borrower”] OR [“Borrowers”] [Note: Insert borrower(s) under applicable Credit Facility]),

OF THE THIRD PART,

- and -

ROYAL BANK OF CANADA, a Canadian chartered bank, as agent of the Lenders (hereinafter referred to as the “Agent”),

OF THE FOURTH PART,

- and -

ROYAL BANK OF CANADA, [THE TORONTO-DOMINION BANK], [THE BANK OF NOVA SCOTIA], [CANADIAN IMPERIAL BANK OF COMMERCE], [HSBC BANK CANADA] and [WELLS FARGO BANK, N.A.], as Fronting Lenders (hereinafter collectively referred to as the “Fronting Lenders”), [Note: Insert all fronting lenders]

OF THE FIFTH PART.

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WHEREAS the Assignor is a Lender under the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers (each a “Borrower”, and collectively, the “Borrowers”), the Lenders and the Agent (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”);

AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement;

AND WHEREAS this Agreement is delivered to the Assignee pursuant to Section 16.6 of the Credit Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1.	INTERPRETATION

(a)

In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement. In addition, the following terms shall have the following meanings:

(i)	“Assigned Commitment” has the meaning set forth in Section 2 hereof;

(ii)	“Assigned Interests” has the meaning set forth in Section 2 hereof; and

(iii)	“Assumed Obligations” has the meaning set forth in Section 4 hereof.

(b)

The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c)	In this Agreement:

(i)

the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Lender Assignment Agreement taken as a whole and not to any particular section, subsection or paragraph;

(ii)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(iii)

words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

(d)

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

(e)

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

2

2.	ASSIGNMENT OF RIGHTS BY ASSIGNOR

Effective as of the date hereof, the Assignor hereby absolutely assigns and transfers to the Assignee:

(a)

subject to Section 3.(a) hereof, [all OR ●% of all] of the Assignor’s right, title and interest in, to and under each of the outstanding Loans and other Obligations owing by the Borrower to the Assignor under the [● Facility], as more particularly described in Exhibit A attached hereto; and

(b)	[all OR ●%] of the Assignor’s [● Facility Commitment], being $● of such Commitment (the “Assigned Commitment”),

together with all of the Assignor’s other rights under the Credit Agreement and the other Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the “Assigned Interests”).

3.	[OUTSTANDING SOFR LOANS AND ASSIGNOR BAs] OR [OUTSTANDING BBSY LOANS]

(a)

The parties hereby acknowledge that, on the date hereof, SOFR Loans and Bankers’ Acceptances accepted by the Assignor and each having terms to maturity ending on or after the date hereof may be outstanding (the “Outstanding SOFR Loans and Assignor BAs”). Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding SOFR Loans and Assignor BAs. The Assignee shall assume no liability or obligation to the Assignor in respect of such Outstanding SOFR Loans and Assignor BAs, including in respect of the failure of the [applicable Borrower[s]] to reimburse the Assignor for any Bankers’ Acceptances on the maturity thereof or any fees or other amounts due in respect thereof.

(b)

From time to time, as the Outstanding SOFR Loans and Assignor BAs mature and Rollovers and Conversions are made by the [applicable Borrower[s]] in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers and Conversions to the full extent of its Assigned Commitment in its capacity as a Lender.]

[Note: Insert above paragraphs for an assignment under the Syndicated Facility or Canadian Operating Facility]

OR

(a)

[The parties hereby acknowledge that, on the date hereof, BBSY Loans having terms to maturity ending on or after the date hereof may be outstanding (the “Outstanding BBSY Loans”). Notwithstanding any provision of the Credit Agreement or this Agreement, the Assignee shall have no right, title, benefit or interest in or to any Outstanding BBSY Loans.

(b)

From time to time, as the Outstanding BBSY Loans mature and Rollovers are made by the Borrower in respect thereof, the Assignee shall participate in the Loans effecting such Rollovers to the full extent of its Assigned Commitment in its capacity as a Lender.]

[Note: Insert above paragraphs for an assignment under the Australian Operating Facility]

3

4.	ASSUMPTION OF OBLIGATIONS BY ASSIGNEE

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the date hereof (collectively, the “Assumed Obligations”) and agrees that it will be bound by the Credit Agreement and the other Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.

5.	CREDIT AGREEMENT REFERENCES; NOTICES

Effective as of the date hereof:

(a)	the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Documents and all references therein to “Lenders” or “a Lender” shall be deemed to include the Assignee;

(b)

the ● Facility Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to “● Facility Commitment” of the Assignee shall be deemed to be to the Assigned Commitment;

(c)

any demand, notice or communication to be given to the Assignee in accordance with section 16.3 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such section 16.3): ●; and

(d)

Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5.(a), 5.(b) and 5.(c) hereof.

6.	THE AGENT

Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

7.	NO ENTITLEMENT TO PRIOR INTEREST OR OTHER FEES

Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:

(a)	the fees paid to the Assignor in respect of the establishment of the Credit Facilities;

(b)	[the fees payable to the Agent pursuant to section 5.9 of the Credit Agreement;] or [Note: Section 7.(b) to be inserted for any assignment by the Agent.]

(c)

the Loans, the Credit Facilities or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the date hereof, including, without limitation, any standby fees pursuant to section 5.8 of the Credit Agreement. For certainty, with respect to the Assigned Interests, the Assignor shall be solely entitled to the interest payable in respect of that portion of the current Interest Period of all [Outstanding SOFR Loans and Assignor BAs] OR [Outstanding BBSY Loans].

4

8.	[CONSENT OF BORROWER, FRONTING LENDERS AND AGENT

Provided the assignment is in accordance with Section 16.6 of the Credit Agreement, the Borrowers, the Fronting Lenders and the Agent hereby consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. The Borrowers hereby acknowledge the assignment of the Assigned Interests is in accordance with Section 16.6 of the Credit Agreement. The Borrowers, the Fronting Lenders and the Agent agree that the Assignor shall have no further liability or obligation in respect of the Assumed Obligations, including, for certainty, in respect of any Letters of Credit.]

[NOTE: Delete this Section 8 in the case of an assignment to an assignment to another Lender, or to an Affiliate or Approved Fund of the Assignor, as provided in the Credit Agreement.]

[Note: Insert Fronting Lenders provision for an assignment under the Syndicated Facility]

9.	REPRESENTATIONS AND WARRANTIES

Each of the Assignor and the Assignee hereby represents and warrants to the other parties as follows:

(a)	it is duly incorporated and validly subsisting under the laws of its governing jurisdiction;

(b)

it has all necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Documents, [and, in the case of a Crown corporation, subject to any immunities under the Crown Liability and Proceedings Act (Canada)][NTD: Include in the event of an assignment by EDC];

(c)

the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary corporate and other action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(d)

all Governmental Authorizations, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing or registration with any Governmental Authority is required for such execution, delivery, observance or performance.

The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Security Interests. The Assignor also represents and warrants to the Assignee that it has not received written notice of any Default or Event of Default having occurred under the Credit Agreement which is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.

Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor,[ the Fronting Lenders] or the Agent on any matter whatsoever, including, without limitation, on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrowers.

5

10.	ASSIGNEE CREDIT DECISION

The Assignee acknowledges to the Assignor, the Fronting Lenders and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Canadian Borrower and its Subsidiaries, all of the matters and transactions contemplated herein and in the Credit Agreement and other Documents and all other matters incidental to the Credit Agreement and the other Documents. The Assignee confirms with the Assignor, the Fronting Lenders and the Agent that it does not rely, and it will not hereafter rely, on the Agent, the Fronting Lenders or the Assignor:

(a)

to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by any Borrower, any Subsidiary or any other person under or in connection with the Credit Agreement and other Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or

(b)	to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Canadian Borrower and its Subsidiaries.

The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this Agreement, the Credit Agreement, the other Documents and the transactions contemplated hereby and thereby. The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Documents.

11.	PAYMENTS

Except as otherwise expressly provided herein, the Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the date hereof received by the Agent on or after the date hereof shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.

12.	AMENDMENTS AND WAIVERS

Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13.	GENERAL PROVISIONS

(a)

The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are reasonably required in order to fully perform and carry out the terms of this Agreement.

(b)	The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6

(c)

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

(d)	Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.

14.	Counterparts

This Agreement may be executed in any number of counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, email, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each Lender may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

●, as Assignor

Per:
●

Per:
●

●, as Assignee

Per:
●

Per:
●

7

[APPLICABLE BORROWER[S]]

Per:
●

Per:
●

ROYAL BANK OF CANADA, in its capacity as Agent

Per:
●

Per:
●

[INSERT ALL FRONTING LENDERS], in its capacity as a Fronting Lender]

Per:
●

Per:
●

8

SCHEDULE C

COMPLIANCE CERTIFICATE

TO: Royal Bank of Canada, in its capacity as agent of the Lenders (the “Agent”)

AND TO: Each of the Lenders

1.

Reference is made to the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Capitalized terms used herein, and not otherwise defined herein, shall have the meanings attributed to such terms in the Credit Agreement.

2.	This Compliance Certificate is delivered to the Agent, on behalf of the Lenders, pursuant to Section 10.1(1)(e)(iv) of the Credit Agreement.

3.

The undersigned, [name], [President/Chief Financial Officer/Vice President Finance/Treasurer] of the Canadian Borrower, hereby certifies that, as of the date of this Compliance Certificate, I have made or caused to be made such investigations as are necessary or appropriate for the purposes of this Compliance Certificate and:

(a)

the consolidated financial statements for the [fiscal quarter OR fiscal year] ending [●] provided to the Agent pursuant to Section 10.1(1)(e) of the Credit Agreement were prepared in accordance with generally accepted accounting principles and present fairly, in all material respects, the consolidated financial position of the Canadian Borrower as at the date thereof;

(b)

the representations and warranties made by the Canadian Borrower in Section 9.1 of the Credit Agreement are true and accurate in all respects as at the date hereof (unless stated to be made as of a specific date, in which case, such representations and warranties were true and accurate as of such date), [except as has heretofore been notified to the Agent by the Canadian Borrower in writing OR except as described in Schedule hereto];

(c)

no event has occurred and is continuing which would constitute a Default or Event of Default, [except as has heretofore been notified to the Agent by the Canadian Borrower in writing OR except as described in Schedule hereto];

(d)

as at the end of the aforementioned [fiscal quarter OR fiscal year], the Senior Secured Net Funded Debt to EBITDA Ratio was ●:1.00; attached hereto as Exhibit A is a determination of such financial ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of such financial ratio;

(e)

as at the end of the aforementioned [fiscal quarter OR fiscal year], the Net Funded Debt to EBITDA Ratio was ●:1.00; attached hereto as Exhibit B is a determination of such financial ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of such financial ratio;

1

(f)

as at the end of the aforementioned [fiscal quarter OR fiscal year], the Interest Coverage Ratio was ●:1.00; attached hereto as Exhibit C is a determination of such financial ratio as at the end of the aforementioned [fiscal quarter OR fiscal year], together with particulars of each of the definitions and elements included in the determination of such financial ratio; and

(g)

[the current Schedule K of the Credit Agreement is accurate as of the date of this Compliance Certificate] OR [attached hereto as Exhibit D is an updated Schedule K to the Credit Agreement which is accurate as of the date of this Compliance Certificate].

I give this Compliance Certificate on behalf of the Canadian Borrower and solely in my capacity as the [President/Chief Financial Officer/Vice President Finance/Treasurer] of the Canadian Borrower and not personally, and no personal liability is created against or assumed by me in the giving of this Compliance Certificate.

Dated at ●, this • day of ●, ●.

ENERFLEX LTD.

Name:
Title: [President/Chief Financial Officer/Vice President Finance/Treasurer]

2

SCHEDULE D

CONVERSION NOTICE

TO:	[Royal Bank of Canada, in its capacity as agent of the Lenders (the “Agent”) 155 Wellington Street West, 8th Floor Toronto, ON M5V 3K7

	Attention:	[redacted – name]
	Facsimile:	[redacted – facsimile]
	Email:	[redacted – email]

OR

[The Toronto-Dominion Bank, in its capacity as Canadian Operating Facility Lender
TD Canada Trust Tower 11th floor
421 7th Avenue SW, Calgary AB, T2P 4K9

	Attention:	[redacted – name]
	Email:	[redacted – email]

OR

[HSBC Bank Australia Limited], in its capacity as Australian Operating Facility Lender
Level 11, 300 Queen Street Brisbane City, QLD 4000 Australia

	Attention:	[redacted – name]
	Email:	[redacted – email]

DATE:

1.

This Conversion Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The ● Borrower hereby requests a Conversion as follows:

(a)	Conversion Date:

(b)	Conversion of the following Loans under the ● Facility:

(i)	Type of Loan:

(ii)	Amount being converted:

1

(iii)	Interest Period maturity (for SOFR Loans and Bankers’ Acceptances):

INTO the following Loan under the ● Facility:

(iv)	Type of Loan:

(v)	Interest Period (specify term of SOFR Loans and Bankers’ Acceptances and BBSY Loans):

(c)	Payment, delivery or issuance instructions (if any):

Yours very truly,

[APPLICABLE BORROWER]

Per:
Name:
Title:

Per:
Name:
Title:

2

SCHEDULE E

DRAWDOWN NOTICE

TO:	[Royal Bank of Canada, in its capacity as agent of the Lenders (the “Agent”) 155 Wellington Street West, 8th Floor Toronto, ON M5V 3K7

	Attention:	[redacted – name]
	Facsimile:	[redacted – facsimile]
	Email:	[redacted – email]

OR

[The Toronto-Dominion Bank, in its capacity as Canadian Operating Facility Lender
TD Canada Trust Tower 11th floor
421 7th Avenue SW, Calgary AB, T2P 4K9

	Attention:	[redacted – name]
	Email:	[redacted – email]

OR

[HSBC Bank Australia Limited], in its capacity as Australian Operating Facility Lender
Level 11, 300 Queen Street
Brisbane City, QLD 4000 Australia

	Attention:	[redacted – name]
	Email:	[redacted – email]

1.

This Drawdown Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Drawdown Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The ● Borrower hereby requests a Drawdown as follows:

(a)	Drawdown Date:

(b)	Amount of Drawdown:

(c)	Type of Loan and Credit Facility:

(d)	Interest Period (specify term for SOFR Loans, Bankers’ Acceptances, BBSY Loans and maturity date for Letters of Credit, Australian Letters of Credit or Canadian Letters of Credit):

1

(e)	Payment, delivery or issuance instructions (if any):

Yours very truly,

[APPLICABLE BORROWER]

Per:
Name:
Title:

Per:
Name:
Title:

2

SCHEDULE F

REPAYMENT NOTICE

TO:	[Royal Bank of Canada, in its capacity as agent of the Lenders (the “Agent”) 155 Wellington Street West, 8th Floor Toronto, ON M5V 3K7

	Attention:	[redacted – name]
	Facsimile:	[redacted – facsimile]
	Email:	[redacted – email]

OR

[The Toronto-Dominion Bank, in its capacity as Canadian Operating Facility Lender
TD Canada Trust Tower 11th floor
421 7th Avenue SW, Calgary AB, T2P 4K9

	Attention:	[redacted – name]
	Email:	[redacted – email]

OR

[HSBC Bank Australia Limited], in its capacity as Australian Operating Facility Lender
Level 11, 300 Queen Street
Brisbane City, QLD 4000 Australia

	Attention:	[redacted – name]
	Email:	[redacted – email]

1.

This Repayment Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The ● Borrower hereby gives notice of a repayment as follows:

(a)	Date of repayment:

(b)	Loan(s) and Credit Facility:

(c)	Interest Period (specify for SOFR Loans, Bankers’ Acceptances, BBSY Loans and maturity date for Letters of Credit, Australian Letters of Credit and Canadian Letters of Credit):

(d)	Amount being repaid:

1

Yours very truly,

[APPLICABLE BORROWER]

Per:
Name:
Title:

Per:
Name:
Title:

2

SCHEDULE G

ROLLOVER NOTICE

TO:	[Royal Bank of Canada, in its capacity as agent of the Lenders (the “Agent”)
155 Wellington Street West, 8th Floor
Toronto, ON M5V 3K7

	Attention:	[redacted – name]
	Facsimile:	[redacted – facsimile]
	Email:	[redacted – email]

OR

[The Toronto-Dominion Bank, in its capacity as Canadian Operating Facility Lender
TD Canada Trust Tower 11th floor
421 7th Avenue SW, Calgary AB, T2P 4K9

	Attention:	[redacted – name]
	Email:	[redacted – email]

OR

[HSBC Bank Australia Limited], in its capacity as Australian Operating Facility Lender
Level 11, 300 Queen Street
Brisbane City, QLD 4000 Australia

	Attention:	[redacted – name]
	Email:	[redacted – email]

1.

This Rollover Notice is delivered to you pursuant to the terms and conditions of the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd, as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”). Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The ● Borrower hereby requests a Rollover as follows:

(a)	Rollover Date:

(b)	Amount of Rollover:

(c)	Type of Loan and Credit Facility:

(d)	New Interest Period (specify term of SOFR Loans, Bankers’ Acceptances, BBSY Loans and maturity date for Letters of Credit, Australian Letters of Credit and Canadian Letters of Credit):

1

(e)	Payment, delivery or issuance instructions (if any):

Yours very truly,

[APPLICABLE BORROWER]

Per:
Name:
Title:

Per:
Name:
Title:

2

Schedule H-1 - Form of Multiparty Subsidiary Guarantee

[Note: The execution forms of guarantee for a jurisdiction shall include agreed upon revisions required by the law of the jurisdiction]

GUARANTEE

MADE AS OF●, 20●

Contents

Section		Page

Article 1 INTERPRETATION
1
1.1	Definitions	1
1.2	Headings	4
1.3	Number; persons; including	4
1.4	Interest Act (Canada)	4
1.5	Nominal Rates	4

Article 2 GUARANTEE
4
2.1	Guarantee of Obligations	4
2.2	Indemnity	5
2.3	Guarantor as Principal Obligor	5
2.4	Guarantee Absolute and Unconditional	5
2.5	Additional Guarantors	7

Article 3 DEALINGS WITH THE BORROWERS AND OTHERS
8
3.1	No Release	8
3.2	No Exhaustion of Remedies	8
3.3	Evidence of Obligations	8
3.4	No Set-off	8

Article 4 CONTINUING GUARANTEE
9
4.1	Continuing Guarantee	9
4.2	Revival of Indebtedness	9

Article 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST
9
5.1	Demand for Payment	9
5.2	Stay of Acceleration	9
5.3	Interest	9

Article 6 SUBROGATION
10
6.1	Subrogation	10

Article 7 REPRESENTATIONS AND WARRANTIES AND COVENANTS
10
7.1	Representations and Warranties	10
7.2	Effective Time of Repetition	11
7.3	Nature of Representations and Warranties	11
7.4	Covenants Contained in the Credit Agreement and Other Documents	11
7.5	Keepwell	12

Article 8 POSTPONEMENT
12
8.1	Postponement	12

Article 9 PARALLEL DEBT PROVISIONS
12
9.1	Parallel Liability of Dutch Guarantors	12

Article 10 PROVISIONS APPLICABLE TO THAI GUARANTORS
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10.1	Application of this Guarantee	13

Article 11 PROVISIONS APPLICABLE TO SWISS GUARANTORS
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11.1	Swiss Limitation	14

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ii

GUARANTEE

THIS GUARANTEE is made as of ●, 20●

WHEREAS pursuant to that certain Credit Agreement, dated as of the date hereof, by and among ENERFLEX LTD., a corporation existing under the laws of Canada, ENERFLEX INC., a Delaware corporation, ENERFLEX US HOLDINGS INC., a Delaware corporation, and ENERFLEX AUSTRALASIA HOLDINGS PTY LTD., a corporation existing under the laws of Australia, the lenders party thereto from time to time and ROYAL BANK OF CANADA, as administrative agent, the Lenders have severally agreed to make extensions of credit to the Borrowers upon the terms and subject to the conditions set forth therein;

AND WHEREAS the Borrowers are members of an affiliated group of companies that include each Guarantor and each Guarantor is a Subsidiary of the Canadian Borrower and an Affiliate of each other Borrower;

AND WHEREAS each Guarantor has agreed to provide a guarantee with respect to the Credit Facilities provided by the Lenders pursuant to the Credit Agreement and with respect to the Lender Financial Instruments and the Bank Products;

AND WHEREAS, the Borrowers and the Guarantors are engaged in related businesses, and each Guarantor will derive substantial direct and indirect benefit from the making of the extensions of credit under the Credit Agreement and, accordingly, desires to guarantee the Borrower’s obligations under the Credit Agreement; and

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantors and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(a)	In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Additional Guarantor” has the meaning set out in Section 2.5.

“Beneficiaries” means, collectively, the Secured Parties, and “Beneficiary” means any one of them.

“Beneficiaries’ Counsel” means Norton Rose Fulbright Canada LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.

“Borrowers” means, collectively, Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd. and their respective successors and “Borrower” means either of the Borrowers individually and its respective successors.

“Brazilian Civil Code” means law no. 10,406, enacted on January 10, 2002, as amended.

“Brazilian Civil Procedural Code” means law no. 13,105, enacted on March 16, 2015, as amended.

“CFTC” means the U.S. Commodity Futures Trading Commission.

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“Colombian Guarantor” means any Guarantor that is established and incorporated under the laws of Colombia.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Corresponding Liabilities” means the Guaranteed Obligations of a Guarantor that is organized under the laws of the Netherlands, excluding its Parallel Liability.

“Credit Agreement” means the credit agreement made as of October 13, 2022 between the Borrowers, Royal Bank of Canada and such other financial institutions as become parties thereto, as lenders, and Royal Bank of Canada, as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum, (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus 2.0% per annum, (iii) in respect of amounts due in Pounds Sterling or Euros, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum and (iv) in respect of amounts due in Australian Dollars, the rate of interest then payable under the Credit Agreement on BBSY Loans plus 2.0% per annum.

“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and documents in respect of Bank Products.

“ECP” means an “eligible contract participant” as defined for the purposes of the Commodity Exchange Act and the regulations thereunder.

“Eligibility Date” means, with respect to a Guarantor and a Swap, the date on which this Guarantee becomes effective with respect to such Swap. For the avoidance of doubt, the Eligibility Date shall be the date of the execution of a Swap if this Guarantee is then in effect, and otherwise it shall be the date of execution and delivery of this Guarantee except to the extent expressly set out herein.

“Excluded Swap Obligations” means, with respect to any Guarantor, (x) as it relates to all or a portion of the Guarantee of such Guarantor, any Swap Obligation if (and only if), and to the extent that, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an ECP on the Eligibility Date or (y) as it relates to all or a portion of the grant by such Guarantor of a security interest, any Swap Obligation if, and to the extent that, such Swap Obligation (or such security interest in respect thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an ECP at the time the security interest of such Guarantor becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or Security Interest is or becomes illegal as aforesaid.

“Guarantee” means this guarantee, as amended, modified, supplemented, replaced, restated or amended and restated from time to time in accordance with the provisions hereof.

“Guarantee Supplement” has the meaning set out in Section 2.5.

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“Guaranteed Obligations” means, in respect of any Guarantor, all Obligations of the Obligors (other than such Guarantor) to the Beneficiaries (or any of them), excluding Excluded Swap Obligations of such Guarantor.

“Guarantors” means, collectively, the persons listed on the signature pages hereto and each Additional Guarantor, and “Guarantor” means any one of them.

“Obligations” means all Secured Obligations (as defined in the Credit Agreement), including, without limitation, those arising under Article 2 hereunder; provided, however, that Obligations shall not include any Excluded Swap Obligations.

“Obligors” means, collectively, the Loan Parties, each Restricted Subsidiary that has incurred Lender Financial Instrument Obligations, and each Subsidiary of the Canadian Borrower that has incurred Bank Product Obligations, and “Obligor” means any one of them.

“Parallel Liability” means the undertaking of a Guarantor that is organized under the laws of the Netherlands pursuant to Section 9.1.

“Qualified ECP Guarantor” means, with respect to any Swap Obligation, each Guarantor that, as of the Eligibility Date or at the time the relevant grant of the relevant security interest becomes effective with respect to such Swap Obligation (a) has total assets exceeding $10,000,000 or (b) constitutes an ECP and can cause another person to qualify as an ECP at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Nigerian Perfection Requirements” means in relation to a Document (where applicable):

(a)	payment of stamp duty to the Stamp Duties Commissioner of the Nigerian Federal Inland Revenue Service;

(b)	filing and registration with the Nigerian Corporate Affairs Commission; and/ or

(c)	filing and registration at the National Collateral Registry in Nigeria.

“Swap” means any “swap” as defined in Section 1a(47) of the Commodity Exchange Act and regulations thereunder other than (i) a swap entered into on, or subject to the rules of, a board of trade designated as a contract market under Section 5 of the Commodity Exchange Act, or (ii) a commodity option entered into pursuant to CFTC Regulation 32.3(a).

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swiss Federal Tax Administration” means the tax authorities referred to in art. 34 of the Swiss Withholding Tax Act.

“Swiss Guarantor” means any Guarantor incorporated in Switzerland and/or having its registered office in Switzerland and/or qualifying as a Swiss resident pursuant to art. 9 of the Swiss Withholding Tax Act.

“Swiss Withholding Tax” means taxes imposed under the Swiss Withholding Tax Act.

“Swiss Withholding Tax Act” means the Swiss Federal Act on the Withholding Tax of 13 October 1965 (Bundesgesetz über die Verrechnungssteuer), together with the related ordinances, regulations and guidelines, all as amended and applicable from time to time.

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“Thai Guarantor” means any Guarantor that is established and incorporated under the laws of Thailand.

(b)

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, limited and unlimited liability companies, partnerships, associations, trusts, unincorporated organizations, corporations and any other body corporate and vice versa, references to any body corporate shall be deemed to include successors thereto, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

ARTICLE 2

GUARANTEE

2.1	Guarantee of Obligations

Each Guarantor hereby, jointly and severally, absolutely, unconditionally and irrevocably guarantees to the Agent, for the benefit of the Beneficiaries, the prompt and complete payment and performance of all of the Guaranteed Obligations in accordance herewith, together with interest thereon as provided in Section 5.3.

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2.2	Indemnity

If any or all of the Guaranteed Obligations are not duly paid or performed by an Obligor and are not recoverable under Section 2.1 for any reason whatsoever, each Guarantor will, as a separate and distinct obligation, jointly and severally indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Obligor to pay and perform such Guaranteed Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Guaranteed Obligations are not duly paid or performed by an Obligor and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations shall, as a separate and distinct obligation, be recoverable by the Agent, on behalf of the Beneficiaries, from each Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Agent, on behalf of the Beneficiaries, forthwith after demand therefor as provided herein. Notwithstanding any other provision hereof, the right of recovery against each Guarantor under Article 2 hereof shall be limited to the maximum amount that can be guaranteed by such Guarantor without rendering such Guarantor’s obligations under Article 2 hereof void or voidable under applicable law, including, without limitation, the United States Uniform Fraudulent Conveyance Act, United States Uniform Fraudulent Transfer Act or any similar foreign, federal, provincial or state law.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of each Guarantor hereunder shall be continuing, unconditional and absolute. The guarantee contained in this Article 2 is a continuing guarantee of payment and performance and not merely of collectability. Without limiting the generality of the foregoing and to the extent permitted by applicable law, each Guarantor agrees that its Guaranteed Obligations shall not be released, discharged, limited or otherwise affected by, and shall remain in full force and effect without regard to, and hereby waives all, rights, claims or defenses that it might otherwise have (now or in the future) with respect to each of the following (whether or not such Guarantor has knowledge thereof):

(a)

other than in respect of this Guarantee and any Obligations hereunder, any extension, other indulgence, increase, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Guaranteed Obligation, security, person or otherwise, including any extension, other indulgence, increase, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Guaranteed Obligations, covenants or undertakings of any Obligor under the Documents;

(b)	any modification or amendment of or supplement to, waiver of or consent to departure from, the Guaranteed Obligations or the Documents;

(c)

any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non- perfection or invalidity of any such security;

(d)

any change in the existence, structure, constitution, name, control or ownership of any Obligor or any other person, or any insolvency, bankruptcy, liquidation, administration, judicial management, reorganization or other similar proceeding affecting any Obligor or any other person or their respective assets;

(e)

the existence of any set-off, counterclaim, claim or other right which any Obligor may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, the other Documents or any unrelated transaction;

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(f)

any provision of applicable law purporting to prohibit or limit the payment by any Obligor of any Guaranteed Obligations, and the foregoing is hereby waived by each Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Guaranteed Obligations;

(h)	any release, substitution or addition of any other guarantor of the Guaranteed Obligations;

(i)

any defence arising by reason of any failure of any Beneficiary or any other person on behalf of a Beneficiary to make any presentment, demand (except as expressly provided for herein), or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Guaranteed Obligations and the existence, creation, or incurring of new or additional Guaranteed Obligations;

(j)

any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against any Obligor or any other person, or to apply or exhaust any security granted by any Obligor or any other person for any Guaranteed Obligations, to proceed against, apply or exhaust any security granted by any Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)

any defence arising by reason of the invalidity, illegality or lack of enforceability of the Guaranteed Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of any Obligor or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or other person on behalf of the Beneficiaries rights to payment, or the cessation from any cause whatsoever of the liability of any Obligor or any other person with respect to all or any part of the Guaranteed Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, or performance, as applicable, of the Guaranteed Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of any Obligor or any other person or of all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)

any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of any Obligor or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of a Beneficiary in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence based upon or arising out of any impossibility, impracticality, frustration or purpose, illegality, force majeure or act of government;

(n)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(o)

to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to any Obligor notice of any sale or other disposition of any property securing any or all of the Guaranteed Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

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(p)

any defence based upon or arising out of any bankruptcy, insolvency, administration, judicial management, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Obligor or any other person, including any discharge or bar against collection of any of the Guaranteed Obligations; notwithstanding the foregoing, this waiver shall not apply to the Colombian Guarantors to the extent it contravenes article 16 of Law 1116 of 2006;

(q)

any other law, event or circumstance or any other act or failure to act or delay of any kind by any Obligor, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to, or discharge, limitation or reduction of, any Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Guaranteed Obligations; or

(r)

to the extent applicable to such Guarantor (i) any rights set forth in any of Articles 333, sole paragraph, 366, 827, 834, 835, 837, 838 and/or 839 of the Brazilian Civil Code and/or in any of Articles 130 and/or 794 of the Brazilian Code of Civil Procedure and/or any similar provisions under any applicable law; (ii) any defence arising by reason of the benefits of exhaustion of remedies (excusión), division (division) or priority (orden), which benefits are hereby expressly waived by such Mexican Guarantors; and (iii) all rights and benefits set forth in the following provisions of Argentine law: Sections 1583 (beneficio de excusión), 1584 (excepciones al beneficio de excusión), the first paragraph of 1585 (beneficio de excusión en caso de coobligados), 1587 (defensas) (other than with respect to defenses or motions based on documented total or partial payment (pago) and res judicata (cosa juzgada), 1589 (beneficio de división), 1592 (subrogación) (subject to Section 6.1 below), 1594 (embargo al deudor), 1597 (novación) and 1598 (evicción) of the Argentine National Civil and Commercial Code, and the right to request the termination of this Guarantee for any of the events set forth in items (b), (c) and (d) of Section 1596 (causales de extinción) of the Argentine National Civil and Commercial Code, (iv) any rights and benefits set forth in Article 2365 (right to renounce to guarantee future obligations which have yet to exist), 2383 (excusión), 2387 (excusión for co-borrowers) 2392 (division) of the Colombian Civil Code, and (v) any rights or benefits set forth in article 925 (Beneficio de Excusión, Excepciones), 931 (Beneficio de División), and article 942 (Prórroga al deudor principal sin consentimiento del fiador) of the Bolivian Civil Code.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish any Guarantor’s subrogation rights, any Guarantor’s right to proceed against an Obligor for reimbursement, a Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of a Guarantor.

2.5	Additional Guarantors

Each Person that is required to become a Guarantor pursuant to Section 11.1 of the Credit Agreement will become a Guarantor (each, an “Additional Guarantor”), with the same force and effect as if they were originally named as a Guarantor herein for all purposes of this Guarantee, upon the execution and delivery by such person of a supplement to this Guarantee substantially in the form of the supplement attached hereto as Exhibit A (each a “Guarantee Supplement”) (it being understood that, in the case of a Guarantor organized under the laws of the Republic of Argentina, the Guarantee Supplement may be entered into pursuant to an offer letter from such Guarantor to the Agent, an acceptance letter from the Agent to such Guarantor, and an acknowledgement letter from such Guarantor to Agent, each in form and substance satisfactory to

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the Agent, which shall collectively constitute the Guarantee Supplement agreement of such Guarantor). Each reference to “Guarantor” (or any words of like import referring to a Guarantor) in this Guarantee or any other Document shall also mean all Additional Guarantors; and each reference in this Guarantee or any other Document to this “Guarantee” or the “Subsidiary Guarantee” (or words of like import referring to this Guarantee) shall mean this Guarantee as supplemented by each Guarantee Supplement. No consent of any other Guarantor hereunder will be required for the execution and delivery of any Guarantee Supplement. The rights and obligations of each Guarantor hereunder shall remain in full force and effect notwithstanding the addition of any Additional Guarantor as a party to this Guarantee.

ARTICLE 3

DEALINGS WITH THE BORROWERS AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part any Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to any Obligor or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from any Obligor or any other guarantor or endorser or from perfecting security or collateral of any Obligor or any other guarantor or endorser;

(c)	accept compromises from any Obligor or any other guarantor or endorser;

(d)

subject to the Documents, apply all money at any time received from an Obligor or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with the Obligors and all other persons and security as the Beneficiaries may see fit.

3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against any Obligor or other persons or any security or collateral it may hold or take any other action before the Agent, on behalf of the Beneficiaries, and shall be entitled to demand payment pursuant to Article 5, enforce and collect payment from any Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and any Obligor shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

To the extent permitted by applicable law, in any claim by the Beneficiaries against any Guarantor hereunder, such Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that such Guarantor or any other Obligor may have against one or more of the Beneficiaries.

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ARTICLE 4

CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Obligor), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded, disgorged or otherwise returned by such Beneficiary for any reason whatsoever (including the insolvency, bankruptcy liquidation, administration, judicial management or reorganization of any Obligor), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded, disgorged or otherwise returned, be deemed to have continued in existence, notwithstanding such application by such Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by such Beneficiary had not been made.

ARTICLE 5

DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Agent, on behalf of the Beneficiaries, shall be entitled to make demand upon any or all Guarantors at any time after the occurrence of and during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Guaranteed Obligations subject to such demand as due and payable and the Agent, on behalf of the Beneficiaries, may forthwith collect from the Guarantors all such Guaranteed Obligations. Each Guarantor shall make payment to or performance in favour of the Agent, on behalf of the Beneficiaries, of all such Guaranteed Obligations forthwith after demand therefor is made upon such Guarantor by the Agent as aforesaid.

5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by any Obligor in respect of its Guaranteed Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of any Obligor or any moratorium affecting the payment of the Guaranteed Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by each Guarantor hereunder forthwith on demand by the Agent. To the fullest extent permitted by law, the Guarantors will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar person to pay the Agent, or allow the claim of the Agent in respect of, any interest, fees, costs, expenses or other Guaranteed Obligations accruing or arising after the date on which such case or proceeding is commenced.

5.3	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the lesser of the Default Rate and the maximum rate permitted by applicable law. Any other amounts payable pursuant hereto which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand to the date of payment or reimbursement thereof at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by each Guarantor on demand by the Agent.

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ARTICLE 6

SUBROGATION

6.1	Subrogation

(a)

Until all of the Guaranteed Obligations (other than any Guaranteed Obligations which are expressly stated to survive the termination of the Credit Agreement or the other Documents) have been irrevocably paid in full to the satisfaction of the Agent (acting reasonably), no Guarantor shall have any right of subrogation to, and each Guarantor waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against any Obligor in respect of the Guaranteed Obligations, and until such time, each Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Guaranteed Obligations.

(b)

If (i) a Guarantor performs or makes payment to the Beneficiaries of all amounts owing by such Guarantor under this Guarantee, and (ii) the Guaranteed Obligations of such Guarantor (other than any Guaranteed Obligations which are expressly stated to survive the termination of the Credit Agreement or the other Documents) are performed and irrevocably paid in full then the Beneficiaries will, at the request of such Guarantor, execute and deliver to such Guarantor the appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to such Guarantor of the Beneficiaries’ interest in the applicable Guaranteed Obligations and any security held therefor resulting from such performance or payment by such Guarantor.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES AND COVENANTS

7.1	Representations and Warranties

Each Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:

(a)	Status and Authority

It is duly incorporated, established, registered, formed or organized, validly existing and (if applicable) in good standing under the laws of the jurisdiction of its incorporation, establishment, formation, registration or organization and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)	Valid Authorization

Subject to Section 10.1(g) in respect of a Thai Guarantor, the execution, delivery and performance by it of this Guarantee (i) is within its authority, capacity and power, (ii) has been duly authorized by all necessary corporate, partnership, trust or other action (as applicable) of its directors, quotaholders, shareholders, partners, trustees and other persons (as applicable) (iii) except for compliance with the applicable Nigerian Perfection Requirements and applicable filings before the Colombian Central Bank under Colombian foreign exchange regulations upon the enforcement of this Guarantee, requires no

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Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon it or result in the creation or imposition of any Security Interest on any of its assets or any of its Subsidiaries.

(c)	Enforceability of Documents

This Guarantee constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms subject to (i) applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and general equitable principles, including the principle that equitable remedies, such as specific performance and injunction, may be granted only in the discretion of the court and (ii) compliance with Nigerian Perfection Requirements, if applicable; provided that prior to their submission for consideration by any Argentine authority or their admission as evidence in any Argentine court, the filing of an official Spanish translation of any document written in a language other than Spanish will be required to bring an action thereon in the courts of Argentina, and that any public document granted in any country other than Argentina, must be duly legalized before the competent Argentine Consulate and before the Argentine Ministry of Foreign Affairs (Ministerio de Relaciones Exteriores y Culto), or if such country is part of the Convention Abolishing the Requirement of Legalization for Foreign Public Documents adopted at The Hague on October 5, 1961, must bear the “Apostille” provided in such convention.

(d)	Eligible Contract Participant

As of the date hereof, Exhibit B correctly states whether or not it is an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder.

7.2	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties

The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries’ Counsel. Such representations and warranties shall survive until this Guarantee has been terminated in accordance with the terms hereof.

7.4	Covenants Contained in the Credit Agreement and Other Documents

The Guarantor hereby covenants and agrees with the Beneficiaries that each Guarantor shall observe, perform and comply with any and all of the covenants of the Borrowers contained in the Credit Agreement or other Documents that are applicable to the Guarantors as if the Guarantors were a party to the Credit Agreement.

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7.5	Keepwell

(a)

Each Qualified ECP Guarantor hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other credit support as may be needed from time to time by any Non-ECP Guarantor to honor all of such Non-ECP Guarantor’s obligations under its Subsidiary Guarantee in respect of Swap Obligations (provided, however, that such Qualified ECP Guarantor shall only be liable under this Section 7.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.5, or otherwise under the Documents, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount and provided further that notwithstanding the foregoing or anything else in this Guarantee to the contrary, under no circumstances shall any Qualified ECP Guarantor be obligated to transfer any funds or assets to, or otherwise provide any credit support to or on behalf of, any Non-ECP Guarantor unless and until a demand for payment of the Guaranteed Obligations is being made under Section 5.1 by the Agent). The obligations of each Qualified ECP Guarantor under this Section 7.5 shall remain in full force and effect until the indefeasible payment in full and final satisfaction of the Obligations and the cancellation of all of the credit facilities established in respect of the Obligations. The Guarantors intend, and this Section 7.5 constitutes, and this Section 7.5 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(b)	This Section 7.5 shall only apply to a Guarantor if and for so long as it is a Qualified ECP Guarantor.

ARTICLE 8

POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of any Obligor to or in favour of any Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Guaranteed Obligations. All money received by any Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Agent, on behalf of the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of any Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Guaranteed Obligations and all obligations of each Guarantor under this Guarantee. Nothing in this Section 8.1 shall be deemed to create a Security Interest (as defined in the Credit Agreement) or other security interest (including under Section 131 of the Companies Act 1967 of Singapore).

ARTICLE 9

PARALLEL DEBT PROVISIONS

9.1	Parallel Liability of Dutch Guarantors

(a)

Each Guarantor that is organized under the laws of the Netherlands irrevocably and unconditionally undertakes to pay to the Agent, for the Benefit of the Beneficiaries, an amount equal to the aggregate amount of its Corresponding Liabilities (as these may exist from time to time).

(b)	Each Beneficiary and each Guarantor that is organized under the laws of the Netherlands agrees that:

(i)	such Guarantor’s Parallel Liability is due and payable at the same time as, for the same amount of and in the same currency as its Corresponding Liabilities;

(ii)

such Guarantor’s Parallel Liability is decreased to the extent that its Corresponding Liabilities have been irrevocably paid or discharged and its Corresponding Liabilities are decreased to the extent that its Parallel Liability has been irrevocably paid or discharged; and

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(iii)

such Guarantor’s Parallel Liability is independent and separate from, and without prejudice to, its Corresponding Liabilities, and constitutes a single obligation of such Guarantor to the Beneficiaries (even though such Guarantor may owe more than one Corresponding Liability to the Beneficiaries under the Loan Documents) and an independent and separate claim of the Beneficiaries to receive payment of that Parallel Liability (in its capacity as the independent and separate creditor of that Parallel Liability and not as a co-creditor in respect of the Corresponding Liabilities).

ARTICLE 10

PROVISIONS APPLICABLE TO THAI GUARANTORS

10.1	Application of this Guarantee

Each Thai Guarantor is subject to the following:

(a)

The application, interpretation and enforcement of Article 1 to Article 12 of this Guarantee are subject to Thai laws, including those set out in this Article 10 of this Guarantee and may be conducted to the maximum extent permissible by such laws.

(b)

Notwithstanding Section 2.1, the Guaranteed Obligations of a Thai Guarantor include all monies, obligations or liabilities due, owing or incurred to the Beneficiaries by the Borrowers under the Documents in connection with operating facilities granted for the general corporate purposes of the Borrowers including the funding of working capital requirements, the issuance of letters of credit, capital expenditures, the repayment of debt and the funding of non-hostile acquisitions (for the purpose of this Section 10.1, the “Thai Guaranteed Obligations”).

(c)

In no event shall the aggregate amount paid by a Thai Guarantor exceed the total principal of the Thai Guaranteed Obligations detailed in Section 10.1(b) which shall not exceed an amount equivalent to USD[•] (the “Guaranteed Amount”) incurred during the date of this Guarantee until [•]. In addition to the Guaranteed Amount, each Thai Guarantor shall be liable for the payment of, to the extent permissible by Thai laws, any accrued, default and compound interest (whether before or after judgement), fees, damages, costs or other payments which are incurred under the Documents and/or as the result of enforcement or claim for repayment made against the Borrowers.

(d)

Sections 2.4, 3.1 and 4.1 shall not apply to any Thai Guarantor to the extent such provisions relate to (i) any extension of time to make any payment under the Documents, (ii) the invalidity of any obligations under the Documents, (iii) any defence arising from the existence of any claim or other right which any Obligor may have at any time against the Beneficiaries and (iv) any reduction, release or discharge of the obligations other than in accordance with the terms of the Documents, unless such event has been expressly acknowledged and consented by each Thai Guarantor at the time or after such extension of time, reduction, release or discharge of obligations, or it is stated otherwise under applicable law after the date of this Guarantee.

(e)

If for any reason and at any time and from time to time any Borrower does not make payment of part or whole amount of the Guaranteed Obligations (the “Defaulted Amount”), the Agent, acting for and on behalf of the Beneficiaries, shall notify the Thai Guarantor within sixty (60) days from the date the such Borrower is in default and the Thai Guarantor shall pay the amounts not so paid upon first written demand by the Agent together with a further sum for all interest (including interest accrued before as well as after judgment), default interest, charges and expenses as shall have accrued in accordance with the provisions of the Documents whether at any time before or after the date of demand, each payment to be made by no later than the date specified by the Lender in the demand or otherwise in writing or in accordance with the payment terms of the Documents.

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(f)

Notwithstanding anything to the contrary contained herein, and from the date of the Guarantee until all of the Secured Obligations have been released and discharged in accordance with the Documents, to the extent permitted by law, each Thai Guarantor irrevocably and unconditionally waives and renounces the benefit of prior exhaustion of remedies against the Borrowers as well as all other benefits and exceptions conferred on the Thai Guarantors by Sections 196, 293, 294, 684, 687, 688, 689, 690 and 697 of the Civil and Commercial Code of Thailand. In this connection, references to these Sections shall include such sections as may be renumbered after the date hereof as a result of any amendment of the Thai Civil and Commercial Code.

(g)

Notwithstanding anything to the contrary contained herein, to the extent that a foreign business licence or foreign business certificate (as the case may be) which authorises the granting of the guarantee (collectively referred to as the “Foreign Business Licence”) contemplated by this Guarantee is required under the laws of Thailand (including the Foreign Business Act B.E. 2542 (1999)), the obligations of the Thai Guarantor under this Guarantee shall be conditional upon its obtaining of such Foreign Business Licence. The Thai Guarantor required to obtain the Foreign Business Licence shall use its best efforts to promptly obtain such Foreign Business Licence and promptly provide the Agent with a copy thereof, certified by the authorised director(s) or the authorised signatory(ies) of that Thai Guarantor, upon its receipt of the same.

(h)	This Section 10.1 shall be governed by and construed in accordance with the laws of Thailand.

ARTICLE 11

PROVISIONS APPLICABLE TO SWISS GUARANTORS

11.1	Swiss Limitation

(a)

Notwithstanding anything to the contrary in this Guarantee, if and to the extent that a Swiss Guarantor under this Guarantee (directly or indirectly) guarantees obligations other than obligations of one of its direct or indirect Subsidiaries (i.e. obligations of such Swiss Guarantor’s direct or indirect parent companies (up-stream liabilities) or sister companies (cross-stream liabilities)) (the “Restricted Obligations”) and the making of a payment in fulfilling the Guaranteed Obligations with respect to Restricted Obligations would under Swiss corporate law (inter alia, prohibiting capital repayments or restricting distributions), at the time payment is due, not be permitted, then such Guaranteed Obligations shall, in respect of such Swiss Guarantor, from time to time be limited to the amount permitted to be paid under Swiss corporate law (the “Maximum Amount”); provided that such Maximum Amount shall at no time be less than such Swiss Guarantor’s distributable capital and reserves at the time or times such payment is requested from such Swiss Guarantor, and further provided that such limitation (as may apply from time to time or not) shall not (generally or definitively) release such Swiss Guarantor from payment obligations hereunder in excess of the Maximum Amount, but shall postpone the payment date therefore until such times as payment is again permitted notwithstanding such limitation. Any and all indemnities and other financial undertakings assumed by a Swiss Guarantor under or in connection with this Guarantee shall be construed in a manner consistent with the provisos of this Section.

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(b)

If a demand for payment has been issued to a Swiss Guarantor in respect of Restricted Obligations and such Swiss Guarantor is obliged to withhold Swiss Withholding Tax in respect of such payment, the relevant Swiss Guarantor shall:

(i)

use its best efforts to make such payments without deduction of Swiss Withholding Tax, or to reduce the rate of Swiss Withholding Tax required to be deducted, by discharging the liability to such tax by notification pursuant to applicable law (including double tax treaties) rather than payment of the tax;

(ii)

if the notification procedure pursuant to sub-paragraph (a) above does not apply, deduct Swiss Withholding Tax at the rate of 35% (or such other rate as in force from time to time), or if the notification procedure pursuant to sub-paragraph (i) above applies for a part of the Swiss Withholding Tax only, deduct Swiss Withholding Tax at the reduced rate resulting after the discharge of part of such Tax by notification under applicable law, from any payment made by it in respect of Restricted Obligations and promptly pay any such Taxes to the Swiss Federal Tax Administration (Eidgenössische Steuerverwaltung);

(iii)

notify the Agent that such notification, or as the case may be, deduction has been made and provide the Agent with evidence that such a notification of the Swiss Federal Tax Administration has been made or, as the case may be, such Taxes deducted have been paid to the Swiss Federal Tax Administration;

(iv)	in the case of a deduction of Swiss Withholding Tax:

(A)

use its best efforts to ensure that any person other than a Secured Party, which is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment in respect of Restricted Obligations, will, as soon as possible after such deduction (A) request a refund of the Swiss Withholding Tax under applicable law (including tax treaties) and (B) pay to the Agent upon receipt any amounts so refunded; and

(B)

if a Secured Party is entitled to a full or partial refund of the Swiss Withholding Tax deducted from such payment, and if requested by the Agent, shall provide the Agent (on its behalf or on behalf of any Secured Party) those documents that are required by law and applicable tax treaties to be provided by the payer of such tax, for each relevant Secured Party, to prepare a claim for refund of Swiss Withholding Tax,

(v)

if a Swiss Guarantor is obliged to withhold Swiss Withholding Tax as contemplated by this Section, the Agent shall be entitled to further enforce the Guarantee and/or further apply proceeds therefrom against the Restricted Obligations up to an amount which is equal to that amount which would have been obtained if no withholding of Swiss Withholding Tax were required, whereby such further enforcements/applications of proceeds shall always be limited to the Maximum Amount from time to time;

(vi)

if and to the extent requested by the Agent or required under Swiss law applicable at the relevant time, in order to allow the Agent (and the other Secured Parties) to obtain a maximum benefit under the Guarantee, the Swiss Guarantor shall promptly upon notification by the Agent or becoming aware of the requirement under Swiss law, implement all measures and/or promptly procure the fulfilment of all prerequisites allowing it to promptly make payment(s) under this Guarantee, including (but not limited to):

(A)	preparation of an up-to-date audited balance sheet of the Swiss Guarantor;

(B)	obtain a confirmation of the auditors of the Swiss Guarantor confirming the maximum amount of the freely distributable capital and reserves;

(C)	approval by a shareholders’ meeting of the Swiss Guarantor of the (resulting) distribution;

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(D)

to the extent permitted by applicable law write up or realise any of the Swiss Guarantor’s assets that are shown in its balance sheet with a book value that is significantly lower than the market value of the assets, provided that, in case of realisation such assets are not necessary for the Swiss Guarantor’s business (nicht betriebsnotwendig); and

(E)	taking all such other measures necessary or useful to allow the Swiss Guarantor to make the payments and perform the obligations under the Documents with a minimum of limitations.

ARTICLE 12

GENERAL

12.1	Waiver of Notices

Each Guarantor hereby waives promptness, diligence, presentment, protest, marshalling, demand of payment (except as expressly provided for herein), notice of acceptance, notice of dishonor, notice of default, notice of non-payment and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

12.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of each Guarantor.

12.3	Foreign Currency Obligations

Each Guarantor shall make payment relative to each of its Guaranteed Obligations in the currency (the “original currency”) in which the respective Obligor is required to pay such Guaranteed Obligation. To the extent permitted by applicable law, if a Guarantor makes payment relative to any Guaranteed Obligation to the Agent, on behalf of the Beneficiaries, in a currency (the “other currency”) other than the original currency (whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the applicable liability of such Guarantor hereunder in respect of such Guaranteed Obligation only to the extent of the amount of the original currency which the Agent, on behalf of the Beneficiaries, is able to purchase with the amount of other currency it receives on the date of receipt in accordance with normal practice. If the amount of the original currency which the Agent, on behalf of the Beneficiaries is able to purchase is less than the amount of such currency originally due in respect of the relevant Guaranteed Obligation, such Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of the Agent, on behalf of a Beneficiary, as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

12.4	Taxes and Set-off by Guarantor

All payments by any Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Guaranteed Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off, counterclaim, duties, Taxes, charges or otherwise whatsoever) unless such Guarantor is prohibited by applicable laws from doing so, in which event such Guarantor shall:

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(a)	ensure that the deduction or withholding does not exceed the minimum amount legally required;

(b)

forthwith pay to the Agent, on behalf of the Beneficiaries, such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by them had no such deduction or withholding been made;

(c)

pay to the relevant Governmental Authority, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and

(d)

furnish to the Beneficiaries promptly, as soon as available, an official receipt of the relevant Governmental Authority involved or other evidence of payment for all amounts deducted or withheld as aforesaid;

provided that, nothing in this Section 12.4 shall make any Guarantor liable for or require it to pay any additional amounts in respect of any Taxes imposed on or measured by the recipient’s income or capital or franchise taxes.

12.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and not exclusive of any other rights or remedies provided by applicable law.

12.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

12.7	Amendments and Waivers

Any provision of this Guarantee may be amended, modified, waived or a consent given in respect thereof with the concurrence of each Guarantor and the Agent on behalf of the Beneficiaries in accordance with Section 16.12 of the Credit Agreement. Any such amendment, modification, waiver or any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

12.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

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12.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile, email, other electronic means or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Royal Bank of Canada

155 Wellington Street West, 8th Floor

Toronto, ON M5V 3K7

Facsimile No.: [redacted – facsimile]

Attention:        [redacted – name]

Email:              [redacted – email]

To any Guarantor:

c/o Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.W.

Calgary, Alberta

T2G 0K3

Facsimile No.:

Attention:

Email:               [•]

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery, facsimile transmission or other electronic transmission shall be conclusively deemed to have been given on the day of actual delivery or transmission thereof and, if given by registered mail, on the third day following the deposit thereof in the mail. Any facsimile transmissions sent on a day other than a Banking Day, or after 3:00 p.m. (Calgary time) on a Banking Day, will be deemed to be received on the next following Banking Day. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

12.10	Assignment

The rights of the Beneficiaries under this Guarantee may only be assigned by the Beneficiaries in connection with an assignment of their rights under the Credit Agreement in accordance with the provisions of the Credit Agreement. No Guarantor may assign its obligations under this Guarantee.

12.11	Termination

This Guarantee shall terminate pursuant to the terms of the Credit Agreement.

12.12	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of each Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

12.13	Financial Condition of the Obligors

Each Guarantor is fully aware of the financial condition of the Borrowers and the other Obligors and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. Each Guarantor assumes all responsibility for being and keeping itself informed of each of the Borrowers’ and each other Obligor’s financial condition and

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assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of its Guaranteed Obligations and the nature, scope and extent of the risks which such Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise such Guarantor of information known to any of them regarding such circumstances or risks or have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of any Borrower or any other Guarantor.

12.14	Acknowledgement of Documentation

Each Guarantor hereby acknowledges receipt of a true and complete copy of the other Documents and all of the terms and conditions thereof.

12.15	Further Assurances

Each Guarantor, at its expense, shall promptly execute and deliver to the Agent, for itself and on behalf of the other Beneficiaries, upon request by the Agent, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of such Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

12.16	Entire Agreement

This Guarantee and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantors with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

12.17	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

12.18	Attornment

The Guarantors and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

12.19	Paramountcy

In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Credit Agreement then, notwithstanding anything contained in this Guarantee, the provisions contained in the Credit Agreement shall prevail to the extent of such conflict or inconsistency, it being understood that the purpose of this Guarantee is to add to, and not detract from, the rights granted to the Agent, for the benefit of the Beneficiaries, under the Credit Agreement.

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12.20	Counterparts; Electronic Execution

This Guarantee may be executed in any number of counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Guarantee by facsimile, email, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart of this Guarantee. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Guarantee shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each other Beneficiary may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF each Guarantor has executed this Guarantee.

GUARANTORS

Per:
Name:
Title:

Per:
Name:
Title:

Per:
Name:
Title:

Per:
Name:
Title:

[NTD: The following signature block is to be used for each Guarantor incorporated in Australia]

Executed by [Company name] (ACN [#])in
accordance with section 127 of the
Corporations Act 2001:

Director/company secretary	Director

Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

[NTD: The following signature block is to be used for each Guarantor incorporated in Nigeria]

Executed as a Deed by [Company Name]:

Director/company secretary	Director

Name of director/company secretary	Name of director
(BLOCK LETTERS)	(BLOCK LETTERS)

EXHIBIT A

FORM OF GUARANTEE SUPPLEMENT

GUARANTEE SUPPLEMENT

THIS GUARANTEE SUPPLEMENT is made as of ●, 202●

WHEREAS reference is made to the guarantee (the “Guarantee”) dated as of [•], 2022 entered into by each of the persons identified under the caption “GUARANTORS” on the signature pages thereto and any other person which thereafter signs a Guarantee Supplement, in favour of the Agent, for the benefit of the Beneficiaries;

AND WHEREAS Section 2.5 of the Guarantee provides that additional persons may from time to time after the date of the Guarantee become Guarantors under the Guarantee by executing and delivering to the Agent a supplemental agreement to the Guarantee in the form of this Guarantee Supplement;

AND WHEREAS the undersigned (the “New Guarantor”) has agreed to become a Guarantor under the Guarantee by executing and delivering this Guarantee Supplement to the Agent, for the benefit of the Beneficiaries;

AND WHEREAS capitalized terms used but not otherwise defined in this Guarantee Supplement have the respective meanings given to such terms in the Guarantee, including the definitions of terms incorporated in the Guarantee by reference to other agreements;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the New Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

(a)

The New Guarantor has received a copy of, and has reviewed, the Guarantee and is executing and delivering this Guarantee Supplement to the Agent, for the benefit of the Beneficiaries, pursuant to Section 2.5 of the Guarantee.

(b)

Effective from and after the date this Guarantee Supplement is executed and delivered to the Agent by the New Guarantor, the New Guarantor shall be, and shall be deemed for all purposes to be, a Guarantor under the Guarantee with the same force and effect, and subject to the same agreements, covenants, representations, indemnities, liabilities and obligations under the Guarantee. In furtherance of the foregoing, the New Guarantor hereby, jointly and severally, unconditionally and irrevocably guarantees to the Agent, for the benefit of the Beneficiaries, the payment and performance of all of the Guaranteed Obligations, together with interest thereon as provided in Section 5.3 of the Guarantee.

(c)

The New Guarantor represents and warrants to the Agent, for the benefit of the Beneficiaries, that: (i) each of the representations and warranties made or deemed to have been made by it under the Guarantee as a Guarantor (other the representation and warranty in Section 7.1(d) thereof) are true and correct on the date of this Supplement, and (ii) as of the date hereof, it [is][is not] an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder.

(d)

No statement, representation, agreement or promise by any officer, employee or agent of the Agent or any other Beneficiary, unless expressly set forth in this Supplement, forms any part of this Guarantee Supplement or has induced the New Guarantor to enter into this Guarantee Supplement and the Guarantee or in any way affects any of the agreements, obligations or liabilities of the New Guarantor under this Guarantee Supplement and the Guarantee.

(e)	This Supplement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(f)

This Guarantee Supplement and the Guarantee shall be binding upon the New Guarantor and its successors. The New Guarantor shall not assign its rights and obligations under this Guarantee Supplement or the Guarantee or any interest in this Guarantee Supplement or the Guarantee.

(g)

This Guarantee Supplement may be executed in any number of counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Guarantee Supplement by facsimile, email, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart of this Guarantee Supplement. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Guarantee Supplement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each other Beneficiary may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned has executed this Supplement as of the date first above written.

[NEW GUARANTOR]

Per:
Name: Name
Title: Title

Per:
Name: Name
Title: Title

EXHIBIT B

Guarantor	Eligible Contract Participant (Y/N)

Schedule H-2 - Form of Parent Guarantee

GUARANTEE

MADE AS OF●, 20●

Contents

Section		Page

Article 1 INTERPRETATION
1
1.1	Definitions	1
1.2	Headings	3
1.3	Number; persons; including	3
1.4	Interest Act (Canada)	3
1.5	Nominal Rates	3

Article 2 GUARANTEE
4
2.1	Guarantee of Obligations	4
2.2	Indemnity	4
2.3	Guarantor as Principal Obligor	4
2.4	Guarantee Absolute and Unconditional	4

Article 3 DEALINGS WITH THE BORROWERS AND OTHERS
6
3.1	No Release	6
3.2	No Exhaustion of Remedies	7
3.3	Evidence of Obligations	7
3.4	No Set-off	7

Article 4 CONTINUING GUARANTEE
7
4.1	Continuing Guarantee	7
4.2	Revival of Indebtedness	7

Article 5 DEMAND FOR PAYMENT, EXPENSES AND INTEREST
7
5.1	Demand for Payment	7
5.2	Stay of Acceleration	8
5.3	Interest	8

Article 6 SUBROGATION
8
6.1	Subrogation	8

Article 7 REPRESENTATIONS AND WARRANTIES AND COVENANTS
8
7.1	Representations and Warranties	8
7.2	Effective Time of Repetition	9
7.3	Nature of Representations and Warranties	9
7.4	Keepwell	9

Article 8 POSTPONEMENT
10
8.1	Postponement	10

Article 9 GENERAL
10
9.1	Waiver of Notices	10
9.2	Benefit of the Guarantee	10
9.3	Foreign Currency Obligations	10
9.4	Taxes and Set-off by Guarantor	11
9.5	No Waiver; Remedies	11
9.6	Severability	12
9.7	Amendments and Waivers	12
9.8	Additional Security	12
9.9	Notices	12
9.10	Assignment	13

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Contents

Section		Page

9.11	Termination	13
9.12	Time of Essence	13
9.13	Financial Condition of the Obligors	13
9.14	Acknowledgement of Documentation	13
9.15	Further Assurances	13
9.16	Entire Agreement	13
9.17	Governing Law	14
9.18	Attornment	14
9.19	Paramountcy	14
9.20	Counterparts; Electronic Execution	14

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GUARANTEE

THIS GUARANTEE is made as of ●, 20●

WHEREAS pursuant to that certain Credit Agreement, dated as of the date hereof, by and among ENERFLEX LTD., a corporation existing under the laws of Canada, ENERFLEX INC., a Delaware corporation, ENERFLEX US HOLDINGS INC., a Delaware corporation, and ENERFLEX AUSTRALASIA HOLDINGS PTY LTD., a corporation existing under the laws of Australia, the lenders party thereto from time to time and ROYAL BANK OF CANADA, as administrative agent, the Lenders have severally agreed to make extensions of credit to the Borrowers upon the terms and subject to the conditions set forth therein;

AND WHEREAS the Guarantor is required to provide a guarantee with respect to the Credit Facilities provided by the Lenders pursuant to the Credit Agreement and with respect to the Lender Financial Instruments and the Bank Products;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the sum of Cdn. $10.00 now paid by the Beneficiaries to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the Guarantor hereby covenants and agrees with the Beneficiaries as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(a) In this Guarantee and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

“Beneficiaries” means, collectively, the Secured Parties, and “Beneficiary” means any one of them.

“Beneficiaries’ Counsel” means Norton Rose Fulbright Canada LLP or such other firm of lawyers as may be selected by the Beneficiaries from time to time.

“Borrowers” means, collectively, the Guarantor, Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd. and their respective successors and “Borrower” means either of the Borrowers individually and its respective successors.

“CFTC” means the U.S. Commodity Futures Trading Commission.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Credit Agreement” means the credit agreement made as of October 13, 2022 between the Borrowers, Royal Bank of Canada and such other financial institutions as become parties thereto, as lenders, and Royal Bank of Canada, as agent of such lenders, as the same may be further amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Default Rate” means a rate per annum that is equal to (i) in respect of amounts due in Canadian Dollars, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum, (ii) in respect of amounts due in United States Dollars, the rate of interest then payable under the Credit Agreement on U.S. Base Rate Loans plus 2.0% per annum, (iii) in respect of amounts due in Pounds Sterling or Euros, the rate of interest then payable under the Credit Agreement on Canadian Prime Rate Loans plus 2.0% per annum and (iv) in respect of amounts due in Australian Dollars, the rate of interest then payable under the Credit Agreement on BBSY Loans plus 2.0% per annum.

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“Documents” means, collectively, the Documents as defined in the Credit Agreement together with any and all Lender Financial Instruments and documents in respect of Bank Products.

“ECP” means an “eligible contract participant” as defined for the purposes of the Commodity Exchange Act and the regulations thereunder.

“Eligibility Date” means, with respect to any Obligor and a Swap, the date on which this Guarantee becomes effective with respect to such Swap. For the avoidance of doubt, the Eligibility Date shall be the date of the execution of a Swap if this Guarantee is then in effect, and otherwise it shall be the date of execution and delivery of this Guarantee except to the extent expressly set out herein.

“Excluded Swap Obligations” means, with respect to any Obligor, (x) as it relates to all or a portion of the Subsidiary Guarantee of such Obligor, any Swap Obligation if (and only if), and to the extent that, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor’s failure for any reason to constitute an ECP on the Eligibility Date or (y) as it relates to all or a portion of the grant by such Obligor of a security interest, any Swap Obligation if, and to the extent that, such Swap Obligation (or such security interest in respect thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor’s failure for any reason to constitute an ECP at the time the security interest of such Obligor becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one Swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to Swaps for which such guarantee or Security Interest is or becomes illegal as aforesaid.

“Guarantee” means this guarantee, as amended, modified, supplemented, replaced, restated or amended and restated from time to time in accordance with the provisions hereof.

“Guaranteed Obligations” means all Obligations of the Obligors (other than the Guarantor) to the Beneficiaries (or any of them), excluding Excluded Swap Obligations of the Guarantor.

“Guarantor” means Enerflex Ltd.

“Obligations” means all Secured Obligations (as defined in the Credit Agreement), including, without limitation, those arising under Article 2 hereunder; provided, however, that Obligations shall not include any Excluded Swap Obligations.

“Obligors” means, collectively, the Loan Parties, each Restricted Subsidiary that has incurred Lender Financial Instrument Obligations, and each Subsidiary of the Guarantor that has incurred Bank Product Obligations, and “Obligor” means any one of them.

“Qualified ECP Guarantor” means, with respect to any Swap Obligation, the Guarantor to the extent that, as of the Eligibility Date or at the time the relevant grant of the relevant security interest becomes effective with respect to such Swap Obligation, it (a) has total assets exceeding $10,000,000 or (b) constitutes an ECP and can cause another person to qualify as an ECP at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

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“Swap” means any “swap” as defined in Section 1a(47) of the Commodity Exchange Act and regulations thereunder other than (i) a swap entered into on, or subject to the rules of, a board of trade designated as a contract market under Section 5 of the Commodity Exchange Act, or (ii) a commodity option entered into pursuant to CFTC Regulation 32.3(a).

“Swap Obligation” means, with respect to any Obligor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

(b)

Capitalized words and phrases used in this Guarantee and the recitals hereto without express definition herein shall, unless something in the subject matter or context is inconsistent therewith, have the same defined meanings as are ascribed to such words and phrases in the Credit Agreement.

1.2	Headings

The division of this Guarantee into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Guarantee. The terms “this Guarantee”, “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Guarantee.

1.3	Number; persons; including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, limited and unlimited liability companies, partnerships, associations, trusts, unincorporated organizations, corporations and any other body corporate and vice versa, references to any body corporate shall be deemed to include successors thereto, and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Interest Act (Canada)

Whenever a rate of interest hereunder is calculated on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for the purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

1.5	Nominal Rates

The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Guarantee; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after demand, default and judgment. The rates of interest specified in this Guarantee are intended to be nominal rates and not effective rates and any interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.

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ARTICLE 2

GUARANTEE

2.1	Guarantee of Obligations

The Guarantor hereby, jointly and severally, absolutely, unconditionally and irrevocably guarantees to the Agent, for the benefit of the Beneficiaries, the prompt and complete payment and performance of all of the Guaranteed Obligations in accordance herewith, together with interest thereon as provided in Section 5.3.

2.2	Indemnity

If any or all of the Guaranteed Obligations are not duly paid or performed by an Obligor and are not recoverable under Section 2.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, jointly and severally indemnify and save harmless the Beneficiaries from and against all losses resulting from the failure of such Obligor to pay and perform such Guaranteed Obligations.

2.3	Guarantor as Principal Obligor

If any or all of the Guaranteed Obligations are not duly paid or performed by an Obligor and are not recoverable under Section 2.1 or the Beneficiaries are not indemnified under Section 2.2, in each case, for any reason whatsoever, such Guaranteed Obligations shall, as a separate and distinct obligation, be recoverable by the Agent, on behalf of the Beneficiaries, from the Guarantor as the primary obligor and principal debtor in respect thereof and shall be paid to the Agent, on behalf of the Beneficiaries, forthwith after demand therefor as provided herein. Notwithstanding any other provision hereof, the right of recovery against the Guarantor under Article 2 hereof shall be limited to the maximum amount that can be guaranteed by the Guarantor without rendering the Guarantor’s obligations under Article 2 hereof void or voidable under applicable law, including, without limitation, the United States Uniform Fraudulent Conveyance Act, United States Uniform Fraudulent Transfer Act or any similar foreign, federal, provincial or state law.

2.4	Guarantee Absolute and Unconditional

The liability and obligations of the Guarantor hereunder shall be continuing, unconditional and absolute. The guarantee contained in this Article 2 is a continuing guarantee of payment and performance and not merely of collectability. Without limiting the generality of the foregoing, the Guarantor agrees that its Guaranteed Obligations shall not be released, discharged, limited or otherwise affected by, and shall remain in full force and effect without regard to, and hereby waives all, rights, claims or defenses that it might otherwise have (now or in the future) with respect to each of the following (whether or not the Guarantor has knowledge thereof):

(a)

other than in respect of this Guarantee and any Obligations hereunder, any extension, other indulgence, increase, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any Guaranteed Obligation, security, person or otherwise, including any extension, other indulgence, increase, renewal, settlement, discharge, compromise, waiver, subordination or release of any of the Guaranteed Obligations, covenants or undertakings of any Obligor under the Documents;

(b)	any modification or amendment of or supplement to, waiver of or consent to departure from, the Guaranteed Obligations or the Documents;

(c)

any loss of or in respect of any security held by or on behalf of the Beneficiaries, whether occasioned by the fault of the Beneficiaries or otherwise, including any release, non- perfection or invalidity of any such security;

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(d)

any change in the existence, structure, constitution, name, control or ownership of any Obligor or any other person, or any insolvency, bankruptcy, liquidation, administration, judicial management, reorganization or other similar proceeding affecting any Obligor or any other person or their respective assets;

(e)

the existence of any set-off, counterclaim, claim or other right which any Obligor may have at any time against the Beneficiaries or any other person, whether in connection with the Credit Agreement, this Guarantee, the other Documents or any unrelated transaction;

(f)

any provision of applicable law purporting to prohibit or limit the payment by any Obligor of any Guaranteed Obligations, and the foregoing is hereby waived by the Guarantor to the extent permitted under applicable law;

(g)	any limitation, postponement, prohibition, subordination or other restriction on the right of a Beneficiary or any other person on behalf of a Beneficiary to payment of the Guaranteed Obligations;

(h)	any release, substitution or addition of any other guarantor of the Guaranteed Obligations;

(i)

any defence arising by reason of any failure of any Beneficiary or any other person on behalf of a Beneficiary to make any presentment, demand (except as expressly provided for herein), or protest or to give any other notice, including notice of all of the following: acceptance of this Guarantee, partial payment or non-payment of all or any part of the Guaranteed Obligations and the existence, creation, or incurring of new or additional Guaranteed Obligations;

(j)

any defence arising by reason of any failure of a Beneficiary or any other person on behalf of a Beneficiary to proceed against any Obligor or any other person, or to apply or exhaust any security granted by any Obligor or any other person for any Guaranteed Obligations, to proceed against, apply or exhaust any security granted by the Guarantor or any other person, or to pursue any other remedy available to the Beneficiaries or any other person on behalf of the Beneficiaries;

(k)

any defence arising by reason of the invalidity, illegality or lack of enforceability of the Guaranteed Obligations or any part thereof or of any security or guarantee in support thereof, or by reason of any incapacity, lack of authority, or other defence of any Obligor or any other person, or by reason of any limitation, postponement or prohibition on a Beneficiary’s or other person on behalf of the Beneficiaries rights to payment, or the cessation from any cause whatsoever of the liability of any Obligor or any other person with respect to all or any part of the Guaranteed Obligations (other than irrevocable payment to the Beneficiaries in full, in cash, or performance, as applicable, of the Guaranteed Obligations), or by reason of any act or omission of the Beneficiaries or others which directly or indirectly results in the discharge or release of any Obligor or any other person or of all or any part of the Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(l)

any defence arising by reason of the failure by a Beneficiary or any other person on behalf of a Beneficiary to obtain, register, perfect or maintain a Security Interest in or upon any property of any Obligor or any other person, or by reason of any interest of the Beneficiaries or any other person on behalf of a Beneficiary in any property, whether as owner thereof or as holder of a Security Interest therein or thereon, being invalidated, voided, declared fraudulent or preferential or otherwise set aside, or by reason of any impairment of any right or recourse to collateral;

(m)	any defence based upon or arising out of any impossibility, impracticality, frustration or purpose, illegality, force majeure or act of government;

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(n)	any defence arising by reason of the failure of the Beneficiaries or any other person on behalf of the Beneficiaries to marshal assets;

(o)

to the extent permitted under applicable law, any defence based upon any failure of the Beneficiaries or any other person on behalf of the Beneficiaries to give to any Obligor notice of any sale or other disposition of any property securing any or all of the Guaranteed Obligations or any other guarantee thereof, or any notice that may be given in connection with any sale or other disposition of any such property;

(p)

any defence based upon or arising out of any bankruptcy, insolvency, administration, judicial management, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against any Obligor or any other person, including any discharge or bar against collection of any of the Guaranteed Obligations; or

(q)

any other law, event or circumstance or any other act or failure to act or delay of any kind by any Obligor, the Beneficiaries or any other person, which might, but for the provisions of this Section, constitute a legal or equitable defence to, or discharge, limitation or reduction of, the Guarantor’s obligations hereunder, other than as a result of the payment or extinguishment in full of the Guaranteed Obligations.

The foregoing provisions apply and the foregoing waivers, to the extent permitted under applicable law, shall be effective even if the effect of any action or failure to take action by the Beneficiaries or any other person on behalf of the Beneficiaries is to destroy or diminish the Guarantor’s subrogation rights, the Guarantor’s right to proceed against an Obligor for reimbursement, the Guarantor’s right to recover contribution from any other guarantor or any other right or remedy of the Guarantor.

ARTICLE 3

DEALINGS WITH THE BORROWERS AND OTHERS

3.1	No Release

The Beneficiaries, without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability and obligations hereunder, may:

(a)	grant time, renewals, extensions, indulgences, releases and discharges to any Obligor or any other guarantor or endorser;

(b)	take or abstain from taking security or collateral from any Obligor or any other guarantor or endorser or from perfecting security or collateral of any Obligor or any other guarantor or endorser;

(c)	accept compromises from any Obligor or any other guarantor or endorser;

(d)

subject to the Documents, apply all money at any time received from an Obligor or from security upon such part of the Obligations as the Beneficiaries may see fit or change any such application in whole or in part from time to time as the Beneficiaries may see fit; or

(e)	otherwise deal with the Obligors and all other persons and security as the Beneficiaries may see fit.

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3.2	No Exhaustion of Remedies

The Beneficiaries shall not be bound or obligated to exhaust their recourse against any Obligor or other persons or any security or collateral it may hold or take any other action before the Agent, on behalf of the Beneficiaries, and shall be entitled to demand payment pursuant to Article 5, enforce and collect payment from the Guarantor hereunder.

3.3	Evidence of Obligations

Any account settled or stated in writing by or between a Beneficiary or the Beneficiaries, as the case may be, and any Obligor shall be prima facie evidence that the balance or amount thereof appearing due to the same is so due.

3.4	No Set-off

In any claim by the Beneficiaries against the Guarantor hereunder, the Guarantor shall not claim or assert any set-off, counterclaim, claim or other right that the Guarantor or any other Obligor may have against one or more of the Beneficiaries.

ARTICLE 4

CONTINUING GUARANTEE

4.1	Continuing Guarantee

This Guarantee shall be a continuing guarantee and shall continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by any Beneficiary for any reason whatsoever (including the insolvency, bankruptcy or reorganization of any Obligor), all as though such payment had not been made.

4.2	Revival of Indebtedness

If at any time, all or any part of any payment previously received by a Beneficiary and applied to any Obligation must be rescinded, disgorged or otherwise returned by such Beneficiary for any reason whatsoever (including the insolvency, bankruptcy liquidation, administration, judicial management or reorganization of any Obligor), such Obligation shall, for the purpose of this Guarantee, to the extent that such payment must be rescinded, disgorged or otherwise returned, be deemed to have continued in existence, notwithstanding such application by such Beneficiary, and this Guarantee shall continue to be effective or be reinstated, as the case may be, as to such Obligation as though such application by such Beneficiary had not been made.

ARTICLE 5

DEMAND FOR PAYMENT, EXPENSES AND INTEREST

5.1	Demand for Payment

The Agent, on behalf of the Beneficiaries, shall be entitled to make demand upon the Guarantor at any time after the occurrence of and during the continuance of an Event of Default and upon any such demand the Beneficiaries may treat all Guaranteed Obligations subject to such demand as due and payable and the Agent, on behalf of the Beneficiaries, may forthwith collect from the Guarantor all such Guaranteed Obligations. The Guarantor shall make payment to or performance in favour of the Agent, on behalf of the Beneficiaries, of all such Guaranteed Obligations forthwith after demand therefor is made upon the Guarantor by the Agent as aforesaid.

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5.2	Stay of Acceleration

If acceleration of the time for payment of any amount payable by any Obligor in respect of its Guaranteed Obligations is stayed upon the insolvency, bankruptcy, arrangement or reorganization of any Obligor or any moratorium affecting the payment of the Guaranteed Obligations, all such amounts that would otherwise be subject to acceleration shall nonetheless be payable by the Guarantor hereunder forthwith on demand by the Agent. To the fullest extent permitted by law, the Guarantor will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar person to pay the Agent, or allow the claim of the Agent in respect of, any interest, fees, costs, expenses or other Guaranteed Obligations accruing or arising after the date on which such case or proceeding is commenced.

5.3	Interest

Any payment obligation comprised in the Obligations guaranteed hereunder which is not paid when due hereunder shall bear interest, to the extent not already included in the Obligations, both before and after default or judgment, from the date of demand pursuant to Section 5.1 to the date of payment at the rate or rates provided in the relevant Document for such Obligations or, in the event no such rate is provided for therein, at a rate per annum that is equal to the Default Rate. Any other amounts payable pursuant hereto which are not paid when due hereunder shall bear interest, both before and after default or judgment, from the date of demand to the date of payment or reimbursement thereof at a rate per annum that is equal to the Default Rate. All such interest shall accrue daily and shall be payable by the Guarantor on demand by the Agent.

ARTICLE 6

SUBROGATION

6.1	Subrogation

(a)

Until all of the Guaranteed Obligations (other than any Guaranteed Obligations which are expressly stated to survive the termination of the Credit Agreement or the other Documents) have been irrevocably paid in full to the satisfaction of the Agent (acting reasonably), the Guarantor shall not have any right of subrogation to, and the Guarantor waives to the fullest extent permitted by applicable law, any right to enforce any remedy which the Beneficiaries now have or may hereafter have against any Obligor in respect of the Guaranteed Obligations, and until such time, the Guarantor waives any benefit of, and any right to participate in, any security, now or hereafter held by the Beneficiaries for the Guaranteed Obligations.

(b)

If (i) the Guarantor performs or makes payment to the Beneficiaries of all amounts owing by the Guarantor under this Guarantee, and (ii) the Guaranteed Obligations of the Guarantor (other than any Guaranteed Obligations which are expressly stated to survive the termination of the Credit Agreement or the other Documents) are performed and irrevocably paid in full then the Beneficiaries will, at the request of the Guarantor, execute and deliver to the Guarantor the appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of the Beneficiaries’ interest in the applicable Guaranteed Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES AND COVENANTS

7.1	Representations and Warranties

The Guarantor represents and warrants as follows to each of the Beneficiaries and acknowledges and confirms that each of the Beneficiaries is relying upon such representations and warranties:

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(a)	Status and Authority

It is duly incorporated, established, registered, formed or organized, validly existing and (if applicable) in good standing under the laws of the jurisdiction of its incorporation, establishment, formation, registration or organization and has all authority, capacity and powers and all material Governmental Authorizations required to carry on its business as now conducted.

(b)	Valid Authorization

The execution, delivery and performance by it of this Guarantee and each of the Documents to which it is a party (i) is within its authority, capacity and power, (ii) has been duly authorized by all necessary corporate, partnership, trust or other action (as applicable) of its directors, shareholders, partners, trustees and other persons (as applicable) (iii) requires no Governmental Authorization or action by or in respect of, or filing with, any Governmental Authority, and (iv) does not contravene or constitute a default under any provision of applicable law, or any agreement or any judgment, injunction, order, decree or other instrument binding upon it or result in the creation or imposition of any Security Interest on any of its assets or any of its Subsidiaries.

(c)	Enforceability of Documents

This Guarantee and each of the other Documents to which it is a party constitute valid and legally binding obligations of it, enforceable against it in accordance with their respective terms subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and general equitable principles, including the principle that equitable remedies, such as specific performance and injunction, may be granted only in the discretion of the court.

(d)	Eligible Contract Participant

As of the date hereof, the Guarantor is an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder.

7.2	Effective Time of Repetition

All representations and warranties, when repeated or deemed to be repeated hereunder, shall be construed with reference to the facts and circumstances existing at the time of repetition, unless they are stated herein to be made as at the date hereof.

7.3	Nature of Representations and Warranties

The representations and warranties set out in this Guarantee or deemed to be made pursuant hereto shall survive the execution and delivery of this Guarantee notwithstanding any investigations or examinations which may be made by the Beneficiaries or Beneficiaries’ Counsel. Such representations and warranties shall survive until this Guarantee has been terminated in accordance with the terms hereof.

7.4	Keepwell

(a)

The extent that the Guarantor is a Qualified ECP Guarantor, the Guarantor hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other credit support as may be needed from time to time by any Obligor that is a Non-ECP Obligor to honor all of such Non-ECP Obligor’s obligations under its Subsidiary Guarantee in respect of Swap Obligations (provided, however, that the Guarantor shall only be liable under this

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Section 7.5 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 7.5, or otherwise under the Documents, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount and provided further that notwithstanding the foregoing or anything else in this Guarantee to the contrary, under no circumstances shall the Guarantor be obligated to transfer any funds or assets to, or otherwise provide any credit support to or on behalf of, any Obligor that is a Non-ECP Obligor unless and until a demand for payment of the Guaranteed Obligations is being made under Section 5.1 by the Agent). The obligations of the Guarantor under this Section 7.4 shall remain in full force and effect until the indefeasible payment in full and final satisfaction of the Obligations and the cancellation of all of the credit facilities established in respect of the Obligations. The Guarantor intends, and this Section 7.4 constitutes, and this Section 7.4 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Obligor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

(b)	This Section 7.4 shall only apply to the Guarantor if and for so long as it is a Qualified ECP Guarantor.

ARTICLE 8

POSTPONEMENT

8.1	Postponement

Upon the occurrence and during the continuance of an Event of Default, all debts, liabilities and obligations, present and future of any Obligor to or in favour of the Guarantor shall be and are hereby postponed and subordinated to the prior payment and performance in full of the Guaranteed Obligations. All money received by the Guarantor in respect of such debts, liabilities and obligations during the continuance of an Event of Default shall be received and held in trust for the benefit of the Beneficiaries and upon demand hereunder shall be forthwith paid over to the Agent, on behalf of the Beneficiaries, the whole without in any way lessening or limiting the liability and obligations of the Guarantor hereunder and this postponement is independent of the Guarantee and shall remain in full force and effect until payment and performance in full of the Guaranteed Obligations and all obligations of the Guarantor under this Guarantee.

ARTICLE 9

GENERAL

9.1	Waiver of Notices

The Guarantor hereby waives promptness, diligence, presentment, protest, marshalling, demand of payment (except as expressly provided for herein), notice of acceptance, notice of dishonor, notice of default, notice of non-payment and any other notice with respect to this Guarantee and the obligations guaranteed hereunder, except for the demand pursuant to Section 5.1.

9.2	Benefit of the Guarantee

This Guarantee shall enure to the benefit of the respective successors and permitted assigns of the Beneficiaries and be binding upon the successors of the Guarantor.

9.3	Foreign Currency Obligations

The Guarantor shall make payment relative to each of its Guaranteed Obligations in the currency (the “original currency”) in which the respective Obligor is required to pay such Guaranteed Obligation. If the Guarantor makes payment relative to any Guaranteed Obligation to the Agent, on behalf of the Beneficiaries, in a currency (the “other currency”) other than the original currency

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(whether voluntarily or pursuant to an order or judgment of a court or tribunal of any jurisdiction), such payment shall constitute a discharge of the applicable liability of the Guarantor hereunder in respect of such Guaranteed Obligation only to the extent of the amount of the original currency which the Agent, on behalf of the Beneficiaries, is able to purchase with the amount of other currency it receives on the date of receipt in accordance with normal practice. If the amount of the original currency which the Agent, on behalf of the Beneficiaries is able to purchase is less than the amount of such currency originally due in respect of the relevant Guaranteed Obligation, the Guarantor shall indemnify and save the Beneficiaries harmless from and against any loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Guarantee, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Beneficiaries and shall continue in full force and effect notwithstanding any judgment or order in respect of any amount due hereunder or under any judgment or order. A certificate of the Agent, on behalf of a Beneficiary, as to any such loss or damage shall constitute prima facie evidence thereof, in the absence of manifest error.

9.4	Taxes and Set-off by Guarantor

All payments by the Guarantor under this Guarantee, whether in respect of principal, interest, interest on overdue and unpaid interest, fees or any other Guaranteed Obligations, shall be made in full without any deduction or withholding (whether in respect of set-off, counterclaim, duties, Taxes, charges or otherwise whatsoever) unless the Guarantor is prohibited by applicable laws from doing so, in which event the Guarantor shall:

(a)	ensure that the deduction or withholding does not exceed the minimum amount legally required;

(b)

forthwith pay to the Agent, on behalf of the Beneficiaries, such additional amount so that the net amount received by the Beneficiaries will equal the full amount which would have been received by them had no such deduction or withholding been made;

(c)

pay to the relevant Governmental Authority, within the period for payment required by applicable laws, the full amount of the deduction or withholding (including the full amount of any deduction or withholding from any additional amount paid pursuant to this Section); and

(d)

furnish to the Beneficiaries promptly, as soon as available, an official receipt of the relevant Governmental Authority involved or other evidence of payment for all amounts deducted or withheld as aforesaid;

provided that, nothing in this Section 9.4 shall make the Guarantor liable for or require it to pay any additional amounts in respect of any Taxes imposed on or measured by the recipient’s income or capital or franchise taxes.

9.5	No Waiver; Remedies

No failure on the part of the Beneficiaries to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and not exclusive of any other rights or remedies provided by applicable law.

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9.6	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

9.7	Amendments and Waivers

Any provision of this Guarantee may be amended, modified, waived or a consent given in respect thereof with the concurrence of the Guarantor and the Agent on behalf of the Beneficiaries in accordance with Section 16.13 of the Credit Agreement. Any such amendment, modification, waiver or any consent by the Agent on behalf of the Beneficiaries under any provision of this Guarantee must be in writing signed by the Agent and may be given subject to any conditions thought fit by the Agent. Any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

9.8	Additional Security

This Guarantee is in addition and without prejudice to any security of any kind (including, without limitation, other guarantees) now or hereafter held by the Beneficiaries or any person on behalf of the Beneficiaries and any other rights or remedies they might have.

9.9	Notices

Any demand, notice or other communication (hereinafter in this Section referred to as a “Communication”) to be given in connection with this Guarantee shall be given in writing and may be given by personal delivery, facsimile, email, other electronic means or by registered mail addressed to the recipient as follows:

To the Agent on behalf of the Beneficiaries as follows:

Royal Bank of Canada

155 Wellington Street West, 8th Floor

Toronto, ON M5V 3K7

Facsimile No.:     [redacted – facsimile]

Attention:            [redacted – name]

Email:                  [redacted – email]

To the Guarantor:

Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.W.

Calgary, Alberta

T2G 0K3

Facsimile No.:

Attention:

Email:                 [•]

or such other address or electronic communication number as may be designated by notice by any party to the other. Any Communication given by personal delivery, facsimile transmission or other electronic transmission shall be conclusively deemed to have been given on the day of actual delivery or transmission thereof and, if given by registered mail, on the third day following the

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deposit thereof in the mail. Any facsimile transmissions sent on a day other than a Banking Day, or after 3:00 p.m. (Calgary time) on a Banking Day, will be deemed to be received on the next following Banking Day. If the party giving any Communication knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such Communication shall not be mailed but shall be given by personal delivery or facsimile transmission.

9.10	Assignment

The rights of the Beneficiaries under this Guarantee may only be assigned by the Beneficiaries in connection with an assignment of their rights under the Credit Agreement in accordance with the provisions of the Credit Agreement. No Guarantor may assign its obligations under this Guarantee.

9.11	Termination

This Guarantee shall terminate pursuant to the terms of the Credit Agreement.

9.12	Time of Essence

Time is of the essence with respect to this Guarantee and the time for performance of the obligations of the Guarantor under this Guarantee may be strictly enforced by the Beneficiaries.

9.13	Financial Condition of the Obligors

The Guarantor is fully aware of the financial condition of other Obligors and acknowledges that it shall receive a benefit from the Beneficiaries entering into the Documents to which the Beneficiaries are a party. The Guarantor assumes all responsibility for being and keeping itself informed of each of the other Obligor’s financial condition and assets, and of all other circumstances bearing upon the risk of non-payment or non-performance of its Guaranteed Obligations and the nature, scope and extent of the risks which the Guarantor assumes and incurs hereunder, and agrees that the Beneficiaries shall not have a duty to advise the Guarantor of information known to any of them regarding such circumstances or risks or have any obligation to disclose or discuss with the Guarantor its assessment, or the Guarantor’s assessment, of the financial condition of any other Obligor.

9.14	Acknowledgement of Documentation

The Guarantor hereby acknowledges receipt of a true and complete copy of the other Documents and all of the terms and conditions thereof.

9.15	Further Assurances

The Guarantor, at its expense, shall promptly execute and deliver to the Agent, for itself and on behalf of the other Beneficiaries, upon request by the Agent, all such other and further documents, agreements, legal opinions, certificates and instruments in order to give effect to the covenants and agreements of the Guarantor in this Guarantee, and shall make any recording, file any notice or obtain any consent in connection therewith, all as may be reasonably necessary or appropriate.

9.16	Entire Agreement

This Guarantee and the other Documents constitute the entire agreement between the Beneficiaries and the Guarantor with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between such parties other than as expressly set forth herein or therein.

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9.17	Governing Law

This Guarantee shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

9.18	Attornment

The Guarantor and each of the Beneficiaries hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta in regard to legal proceedings relating to this Guarantee. For the purpose of all such legal proceedings, the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Guarantee. Notwithstanding the foregoing, nothing in this Section shall be construed nor operate to limit the right of the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

9.19	Paramountcy

In the event of any conflict or inconsistency between the provisions of this Guarantee and the provisions of the Credit Agreement then, notwithstanding anything contained in this Guarantee, the provisions contained in the Credit Agreement shall prevail to the extent of such conflict or inconsistency, it being understood that the purpose of this Guarantee is to add to, and not detract from, the rights granted to the Agent, for the benefit of the Beneficiaries, under the Credit Agreement.

9.20	Counterparts; Electronic Execution

This Guarantee may be executed in any number of counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Guarantee by facsimile, email, .pdf or other electronic means shall be effective as delivery of a manually executed counterpart of this Guarantee. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Guarantee shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as provided in Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transactions Act (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. Each of the Agent and each other Beneficiary may, in its discretion, require that any such documents and signatures executed electronically or delivered by fax or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by fax or other electronic transmission.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF the Guarantor has executed this Guarantee.

GUARANTOR

ENERFLEX LTD.

Per:
Name:
Title:

Per:
Name:
Title:

[Signature Page to Parent Guarantee]

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SCHEDULE H-3

FORM OF GENERAL SECURITY AGREEMENT

(•)

THIS AGREEMENT made as of ●

B E T W E E N

•, a [corporation subsisting] under the laws of • (hereinafter referred to as the “Debtor”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, in its capacity as Collateral Agent (as defined below).

WHEREAS the Debtor has agreed to grant, as general and continuing security for the payment and performance of the Obligations (as hereinafter defined), the security interest and assignment, mortgage and charge granted herein;

AND WHEREAS pursuant to the CAIA, the Collateral Agent was appointed and authorized as collateral agent for the Beneficiaries;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:

“Account Control Agreement” means, with respect to a securities account, a securities account control agreement between the Debtor, the Collateral Agent and the securities intermediary which maintains such securities account on behalf of the Debtor.

“Agreement” means this general security agreement.

“Beneficiaries” means, collectively the Secured Parties, and “Beneficiary” means any of the Secured Parties.

“CAIA” means the collateral agent and intercreditor agreement made as of October 13, 2022, among, inter alios, the Credit Parties, the Collateral Agent, Royal Bank of Canada, as Administrative Agent under the Credit Agreement and The Bank of New York Mellon, as Note Trustee under the Secured Notes Indenture, as the same may be amended, modified, supplemented or restated from time to time in accordance with the provisions thereof.

“Charge” means the Liens created hereunder.

“Collateral” has the meaning set out in Section 2.1.

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“Collateral Agent” means Computershare Trust Company of Canada in its capacity as collateral agent for and on behalf of the Beneficiaries pursuant to the CAIA, and its successors in such capacity.

“Delivery” and the corresponding term “Delivered” when used with respect to Collateral means:

(a)

in the case of Collateral constituting certificated securities, transfer thereof to the Collateral Agent or its nominee by physical delivery of the security certificates to the Collateral Agent or its nominee, such Collateral to be endorsed for transfer or accompanied by Transfer Documents, all in form and content satisfactory to the Collateral Agent;

(b)

in the case of Collateral constituting uncertificated securities, (i) registration thereof on the books and records of the issuer thereof in the name of the Collateral Agent or its nominee as the registered owner or (ii) the execution and delivery by the issuer thereof of an effective agreement, pursuant to which such issuer agrees that it will comply with instructions originated by the Collateral Agent or its nominee without further consent of the Debtor or any other person;

(c)

in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, (i) completion of all actions necessary to constitute the Collateral Agent or its nominee the entitlement holder with respect to each such security entitlement or (ii) the execution and delivery by the relevant securities intermediary of an effective Account Control Agreement pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Collateral Agent or its nominee without further consent of the Debtor or any other person; and

(d)

in each case such additional or alternative procedures as may hereafter become reasonably appropriate to grant control of, or otherwise perfect a security interest in, any Collateral in favour of the Collateral Agent or its nominee.

“Intellectual Property” means, collectively, patents, patents pending, copyrights, proprietary processes or programs, industrial designs, trademarks, trademark applications, trade names and other intellectual property of every nature and kind.

“Intellectual Property Security Agreement” means an intellectual property security agreement in substantially the form of Exhibit 1.

“Issuer” has the meaning given to that term in the STA.

“Obligations” means, collectively and at any time and from time to time, all Secured Obligations of the Debtor to any of the Beneficiaries, in each case whether the same are from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again.

“Pledged Issuer” means, at any time, any person which is an Issuer of, or with respect to, any Pledged Securities at such time.

“Pledged Securities” has the meaning set out in paragraph (a) of the definition of “Stock”.

“Receiver” has the meaning set out in Section 6.1(a)(i).

“STA” means the Securities Transfer Act (Alberta).

“Stock” means:

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(a)

all securities (collectively, the “Pledged Securities”) owned by the Debtor, all security certificates, if any, and other instruments and documents evidencing or representing such Pledged Securities, and all dividends, interest, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any and all of the Pledged Securities;

(b)

all additional or substitute shares of capital stock, partnership interests or other equity interests of any class of any issuer from time to time issued to or otherwise acquired by the Debtor in any manner in respect of Pledged Securities, the security certificates, if any, and other instruments representing such additional or substitute shares, and all dividends, interests, distributions, cash, instruments and other property, income, profits and proceeds from time to time received or receivable upon or otherwise distributed or distributable in respect of or in exchange for any or all of such additional or substitute shares; and

(c)	to the extent not otherwise included in the foregoing, all proceeds thereof.

“Transfer Documents” means, with respect to the transfer of Pledged Securities or other Stock, stock transfers, powers of attorney or other instruments of transfer, in each case, executed in blank and in form and substance as may be required (from time to time) by the Collateral Agent, acting reasonably.

“ULC” means an Issuer that is an unlimited company, unlimited liability corporation or unlimited liability company.

“ULC Laws” means the Companies Act (Nova Scotia), the Business Corporations Act (Alberta), the Business Corporations Act (British Columbia), and any other present or future laws governing ULCs. “ULC Shares” means shares or other equity interests in the capital stock of a ULC.

1.2	Definitions used in the CAIA

Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the CAIA.

1.3	Personal Property Security Act Definitions

The terms “accessions”, “accounts”, “certificated security”, “chattel paper”, “documents of title”, “financial asset”, “goods”, “instruments”, “intangibles”, “inventory”, “investment property”, “money”, “proceeds”, “securities account”, “securities intermediary”, “security”, “security certificate”, “security entitlement” and “uncertificated security”, whenever used herein shall have the meanings given to those terms in the PPSA.

1.4	Headings and References

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.

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1.5	Included Words

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.6	References to Statutes and Documents; Successors

In this Agreement:

(a)

any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(b)	references herein to any document, instrument or agreement means such document, instrument or agreement as originally executed, as modified, amended, supplemented or restated from time to time; and

(c)	any reference to a person will include and will be deemed to be a reference to any person that is a successor to that person.

1.7	Calculation of Interest

For the purposes of this Agreement, whenever a rate of interest hereunder is calculated on the basis of a period of time other than a calendar year, the annual rate of interest to which each rate of interest determined pursuant to such calculation is equivalent for the purposes of the Interest Act (Canada) is such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by the number of days used in the basis of such determination.

1.8	Schedules

Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.

ARTICLE 2

GRANT OF SECURITY

2.1	Security

As general and continuing security for the payment and performance of the Obligations, the Debtor hereby pledges, hypothecates, assigns, charges, conveys, sets over and transfers unto the Collateral Agent for the benefit of the Beneficiaries and does hereby grant to the Collateral Agent for the benefit of the Beneficiaries a continuing security interest in and to all of the present and future undertaking, assets and property of the Debtor, both real and personal, including, without limitation, all present and after-acquired personal property of the Debtor (collectively, the “Collateral”), and as further general and continuing security for the payment and performance of the Obligations, the Debtor hereby assigns the Collateral to the Collateral Agent and mortgages and charges the Collateral to the Collateral Agent (with respect to real property, as and by way of a floating charge), in each case, for the benefit of the Beneficiaries. Without limiting the generality of the foregoing, the Collateral shall include all right, title and interest that the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter or may hereafter have in all property of the following kinds:

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(a)

Accounts Receivable: all debts, accounts, accounts receivables, claims and choses in action which are now or which may hereafter become due, owing or accruing due to the Debtor (collectively, the “Receivables”);

(b)

Inventory: all inventory of whatever kind and wherever situated including, without limiting the generality of the foregoing, all goods held for sale or lease, or furnished or to be furnished under contracts for service, or that are work in progress, or that are raw materials used or consumed in the business of the Debtor (collectively, the “Inventory”);

(c)	Equipment: all goods, machinery, equipment, fixtures, furniture, plant, vehicles and other tangible personal property which are not Inventory;

(d)	Chattel Paper: all chattel paper;

(e)	Documents of Title: all warehouse receipts, bills of lading and other documents of title, whether negotiable or not;

(f)	Investment Property and Instruments: all of the following (being collectively referred to herein as the “Investment Property Collateral”):

(i)

all securities accounts in the name of the Debtor, including any and all assets of whatever type or kind deposited in or credited to such securities accounts, including all financial assets, all security entitlements related to such financial assets, and all security certificates and other certificates and instruments from time to time representing or evidencing the same, and all dividends, whether in shares, money or property, interest, distributions, cash and other property from time to time received or receivable upon or paid or payable on account of any return on, or repayment of, capital or otherwise distributed or distributable in respect of or in exchange for any or all of the foregoing;

(ii)	all Stock;

(iii)	all financial assets;

(iv)	all security entitlements;

(v)

all other property that may at any time be received or receivable or otherwise distributed or distributable to or for the account of the Debtor in respect of, in substitution for, in addition to or in exchange for, any of the foregoing; and

(vi)

all proceeds in respect of the foregoing described in this subparagraph (f) and all rights and interest of the Debtor in respect thereof or evidenced thereby including all money received or receivable from time to time by the Debtor in connection with the sale of any of the foregoing (including all proceeds received or receivable in connection with the redemption or purchase for cancellation of any of the Pledged Securities);

(g)	Intangibles: all intangibles not described in Section 2.1(a) including, without limiting the generality of the foregoing, all goodwill, patents, trademarks, copyrights and other intellectual property;

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(h)	Money: all coins or bills or other medium of exchange adopted for use as part of the currency of Canada or of any foreign government;

(i)

Books, Records, Etc.: all books, papers, accounts, invoices, documents and other records in any form evidencing or relating to any of the property described in Sections 2.1(a) to (h) inclusive, and all contracts, securities, instruments and other rights and benefits in respect thereof;

(j)	Substitutions, Etc.: all replacements of, substitutions for and increases, additions and accessions to any of the property described in Sections 2.1(a) to (i) inclusive; and

(k)

Proceeds: all proceeds of the property described in Sections 2.1(a) to (j) inclusive including, without limiting the generality of the foregoing, all personal property in any form or fixtures derived directly or indirectly from any dealing with such property or that indemnifies or compensates for the loss of or damage to such property;

provided that the Charge shall not: (i) extend, include or apply to the last day of the term of any lease now held or hereafter acquired by the Debtor, but should the Collateral Agent enforce the said Charge, the Debtor shall thereafter stand possessed of such last day and shall hold it in trust to assign the same to any person acquiring such term in the course of the enforcement of the said Charge, or (ii) render the Collateral Agent or any other Beneficiary liable to observe or perform any term, covenant or condition of any agreement, document or instrument to which the Debtor is a party or by which it is bound.

2.2	Exception for Certain Contractual Rights

If the validity and effectiveness of the Charge over any of the Collateral is dependent upon obtaining the consent, approval or waiver of any arm’s length third person in order to be effective as against such third person (or at all, as applicable), the Charge over any such Collateral shall not be effective as against such third person (or at all, as applicable) until the applicable consent, approval or waiver is obtained or is no longer necessary for the purposes of the validity and effectiveness of the Charge, whereupon the Charge shall immediately become effective as against such third person (or as against all, as applicable) on any such Collateral. Until such consent, approval or waiver is obtained or the same is no longer necessary, the Debtor shall (subject to the other terms hereof) stand possessed of such Collateral upon trust to assign the same to the Collateral Agent or otherwise subject the same to the Charge, as the Collateral Agent shall direct, forthwith upon obtaining such consent, waiver or approval or upon the same no longer being necessary.

2.3	Security Interest Absolute

The Charge granted hereby and all rights of the Collateral Agent hereunder and all obligations of the Debtor hereunder are unconditional and absolute and independent and separate from any other security for the Obligations, whether executed by the Debtor or any other person.

2.4	Continuing Liability of Debtor

This Agreement and the Charge granted hereby is granted as collateral security only and will not subject the Collateral Agent or the other Beneficiaries to, or transfer or in any way affect or modify, any obligation or liability of the Debtor with respect to any of the Collateral or any transaction in connection therewith.

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2.5	Delivery of Investment Property Collateral; Registration in Name of Collateral Agent

Subject to Section 2.6, the Collateral Agent may request that all Investment Property Collateral be Delivered immediately by the Debtor to the Collateral Agent or its nominee, including Delivery to the Collateral Agent of all security certificates, instruments or other documents representing or evidencing the Investment Property Collateral, which shall be endorsed for transfer in blank by the Debtor and accompanied by Transfer Documents, all as satisfactory to the Collateral Agent, acting reasonably. The Collateral Agent may, at its option upon an Actionable Default which is continuing, subject to the terms of the CAIA, cause all or any of the Investment Property Collateral to be registered in the name of the Collateral Agent or its nominee.

2.6	Subsequently Acquired Investment Property Collateral

To the extent the Debtor has or acquires, by way of amalgamation or otherwise, any additional Investment Property Collateral at any time from time to time after the date hereof, such Investment Property Collateral will automatically (and without any further action being required to be taken by the Collateral Agent or the other Beneficiaries) be subject to the Charge created hereby. The Debtor will take, or cause to be taken, such actions as may be reasonably necessary to have Investment Property Collateral Delivered to the Collateral Agent, as promptly as practicable and, in any event within 10 Business Days after the Debtor obtains such additional Investment Property Collateral, in each case, together with all such all steps and actions as the Collateral Agent deems necessary to ensure that the additional Investment Property Collateral is Delivered to the Collateral Agent, including, without limitation, delivery to the Collateral Agent of any security certificates comprising such additional Investment Property Collateral, accompanied by Transfer Documents, all in form and substance satisfactory to the Collateral Agent, acting reasonably.

2.7	Intellectual Property Security Agreement

(a)

On the date hereof, if the Collateral consists of material Intellectual Property, the Debtor shall execute and deliver an Intellectual Property Security Agreement, and shall deliver to the Collateral Agent evidence of filings of financing statements and other registrations at the Canadian Intellectual Property Office wherever required by law to perfect, continue and maintain the validity, enforceability and priority of the security interest in the collateral consisting of Intellectual Property.

(b)

After the date hereof, if any Debtor acquires any material Intellectual Property, such Debtor shall, within ten Business Days (or such longer period as may be agreed to by the Collateral Agent), execute and deliver an Intellectual Property Security Agreement, and shall deliver to the Collateral Agent evidence of filings of financing statements and other registrations at the Canadian Intellectual Property Office wherever required by law to perfect, continue and maintain the validity, enforceability and priority of the security interest in the collateral consisting of Intellectual Property.

2.8	Attachment of Security Interest

The Debtor acknowledges that the Charge hereby created attaches upon the execution of this Agreement (or in the case of any future property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that Debtor has, or in the case of future property will have, rights in the Collateral or the power to transfer rights in the Collateral to the Collateral Agent.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE DEBTOR

3.1	Representations and Warranties

The Debtor hereby represents and warrants to the Collateral Agent and the other Beneficiaries that (and acknowledges that the Collateral Agent and the other Beneficiaries are relying on the same):

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(a)

no Investment Property Collateral is in the possession or control of any person asserting a claim thereto or Liens therein, except that the Collateral Agent or its nominee or a securities intermediary acting on its behalf may have possession or control of the Investment Property Collateral; and

(b)	each of the representations and warranties expressed to be applicable to it in the Secured Debt Documents are true and correct.

3.2	Covenants

The Debtor covenants and agrees with Collateral Agent, for the benefit of itself and the other Beneficiaries that it:

(a)

will not (i) change its name, its chief executive office, the province or provinces in which any of its tangible property and assets, real or personal, are located (except to locations where all registrations, filings and recordings necessary or desirable to preserve, protect and perfect the Charge have previously been made and completed, as determined by Lenders’ Counsel, acting reasonably) or its jurisdiction of amalgamation or (ii) continue or amalgamate into, or otherwise be organized under, another jurisdiction, in each case, without giving 15 days’ prior written notice thereof to the Collateral Agent; and

(b)	shall be bound by all covenants and agreements in the Secured Debt Documents that are expressed to be applicable to it on the terms set forth therein.

ARTICLE 4

ACCOUNT DEBTORS

4.1	Notification of Account Debtors

If an Actionable Default has occurred and is continuing, the Collateral Agent may, subject to the terms of the CAIA, give notice of this Agreement and the Charge granted hereby to any account debtors of the Debtor or to any other person liable to the Debtor and may give notice to any such account debtors or other person to make all further payments to the Collateral Agent, and, after the occurrence and during the continuance of an Actionable Default, any payment or other proceeds of Collateral received by the Debtor from account debtors or from any other person liable to the Debtor whether before or after any notice is given by the Collateral Agent shall be held by the Debtor in trust for the Collateral Agent and forthwith paid over to the Collateral Agent on request.

ARTICLE 5

DEALINGS WITH INVESTMENT PROPERTY COLLATERAL

5.1	Rights and Duties of Collateral Agent

(a)

The Collateral Agent may perform any of its rights and duties hereunder by or through agents and is entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder.

(b)

In the holding of the Investment Property Collateral, the Collateral Agent and any nominee on its behalf is only bound to exercise the same degree of care as the Collateral Agent would exercise with respect to similar property of its own of similar value held in the same place. The Collateral Agent and any nominee on its behalf will be deemed to have exercised reasonable care with respect to the custody and preservation of the Investment Property Collateral if it takes such action for that purpose as the Debtor reasonably requests in writing, but failure of the Collateral Agent or its nominee to comply with any such request will not of itself be deemed a failure to exercise reasonable care.

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(c)

The powers conferred on the Collateral Agent hereunder with respect to Investment Property Collateral are solely to protect its interest in the Investment Property Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Investment Property Collateral in its or its nominees’ possession and the accounting for moneys actually received by it or its nominees thereunder, the Collateral Agent shall have no duty as to any Investment Property Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Investment Property Collateral and no such duties shall be implied as arising hereunder.

5.2	Voting and Other Rights

(a)

Unless an Actionable Default has occurred which is continuing, subject to the terms of the CAIA, the Debtor is entitled to exercise, either directly or, if the Investment Property Collateral is registered in the name of the Collateral Agent or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such Investment Property Collateral including the voting rights from time to time exercisable in respect of the Investment Property Collateral and to give proxies, consents, ratifications and waivers in respect thereof. If the Investment Property Collateral has been registered in the name of the Collateral Agent or its nominee, the Collateral Agent will execute and deliver (or cause to be executed and delivered) to the Debtor such proxies, directions and other instruments as the Debtor may request, in writing at the Debtor’s expense, for the purpose of giving effect to the foregoing. No such action may be taken by the Debtor if it would be prejudicial to the interests of any of the Beneficiaries or would violate or be inconsistent with this Agreement, the CAIA or any other Secured Debt Document or would have the effect of reducing the value of the Investment Property Collateral as security for the Obligations or would have the effect of imposing any restriction on the transferability of any of the Investment Property Collateral.

(b)

Upon the occurrence of an Actionable Default which is continuing, the Collateral Agent, subject to the terms of the CAIA, may give the Debtor a notice prohibiting the Debtor from exercising the rights and powers of a holder of the Investment Property Collateral, including the voting rights in respect of the Investment Property Collateral, at which time all such rights of the Debtor will cease immediately and the Collateral Agent will have the right to exercise the rights and powers related to such Investment Property Collateral, including the right to vote.

5.3	Distributions

(a)	Unless an Actionable Default has occurred which is continuing:

(i)	the Debtor is entitled to receive all dividends, distributions, interest payments or other payments in respect of the Investment Property Collateral; and

(ii)

if the Investment Property Collateral has been registered in the name of the Collateral Agent or its nominee, the Collateral Agent will execute and deliver (or cause to be executed and delivered) to the Debtor all directions and other instruments as the Debtor may request, in writing at the Debtor’s expense, for the purpose of enabling the Debtor to receive the dividends, distributions, interest payments or other payments that the Debtor is authorized to receive pursuant to Section 5.3(a)(i) above.

(b)

Upon the occurrence of an Actionable Default which is continuing, all rights of the Debtor pursuant to Section 5.3(a) will cease and the Collateral Agent, subject to the terms of the CAIA, will have the sole and exclusive right and authority to receive and retain all payments that the Debtor would otherwise be authorized to retain pursuant to Section

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5.3(a). All money and other property received by the Collateral Agent pursuant to the provisions of this Section 5.3(b) may be applied on account of the Obligations or may be retained by the Collateral Agent as additional Collateral hereunder and be applied in accordance with the provisions of the CAIA. All payments which are received by the Debtor contrary to the provisions of this Section 5.3(b) will be held by the Debtor in trust for the benefit of the Collateral Agent and the other Beneficiaries, will be segregated from other property or funds of the Debtor and will be forthwith paid or Delivered, as applicable, to the Collateral Agent or its nominee to be applied on account of the Obligations or to hold as Collateral, as the Collateral Agent may see fit, subject to the relevant provisions of the CAIA.

5.4	ULC Shares

The Debtor acknowledges that certain of the Collateral may now or in the future consist of ULC Shares, and that it is the intention of the Collateral Agent and the Debtor that neither the Collateral Agent nor any other Beneficiary should under any circumstances prior to realization thereon be held to be a “member” or a “shareholder”, as applicable, of a ULC for the purposes of any ULC Laws. Therefore, notwithstanding any provisions to the contrary contained in this Agreement, the CAIA or any other Secured Debt Document, where the Debtor is the registered owner of ULC Shares which are Collateral, the Debtor shall remain the sole registered owner of such ULC Shares until such time as such ULC Shares are effectively transferred into the name of the Collateral Agent, any other Beneficiary, or any other person on the books and records of the applicable ULC. Nothing in this Agreement, the CAIA or any other Secured Debt Document is intended to, and nothing in this Agreement, the CAIA or any other Secured Debt Document shall, constitute the Collateral Agent, any other Beneficiary, or any other person other than the Debtor, a member or shareholder of a ULC for the purposes of any ULC Laws (whether listed or unlisted, registered or beneficial), until such time as notice is given to the Debtor and further steps are taken pursuant hereto or thereto so as to register the Collateral Agent, any other Beneficiary, or such other person, as specified in such notice, as the holder of the ULC Shares. To the extent any provision hereof would have the effect of constituting the Collateral Agent or any other Beneficiary as a member or a shareholder, as applicable, of any ULC prior to such time, such provision shall be severed herefrom and shall be ineffective with respect to ULC Shares which are Collateral without otherwise invalidating or rendering unenforceable this Agreement or invalidating or rendering unenforceable such provision insofar as it relates to Collateral which is not ULC Shares. Except upon the exercise of rights of the Collateral Agent to sell, transfer or otherwise dispose of ULC Shares in accordance with this Agreement, the Debtor shall not cause or permit, or enable a Pledged Issuer that is a ULC to cause or permit, the Collateral Agent or any other Beneficiary to: (a) be registered as a shareholder or member of such Pledged Issuer; (b) have any notation entered in their favour in the share register of such Pledged Issuer; (c) be held out as shareholders or members of such Pledged Issuer; (d) receive, directly or indirectly, any dividends, property or other distributions from such Pledged Issuer by reason of the Collateral Agent holding the Liens over the ULC Shares; or (e) act as a shareholder of such Pledged Issuer, or exercise any rights of a shareholder including the right to attend a meeting of shareholders of such Pledged Issuer or to vote its ULC Shares.

ARTICLE 6

REMEDIES

6.1	Remedies

(a)

Subject to the terms of the CAIA, upon the occurrence and during the continuance of any Actionable Default any or all security granted hereby shall become immediately enforceable and, in addition to any right or remedy provided by law, the Collateral Agent will have the rights and remedies set out below, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Collateral Agent may have:

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(i)

the Collateral Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 6.1 shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Collateral Agent” when used in this Section 6.1 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Collateral Agent shall not be in any way responsible for any misconduct or negligence of any such Receiver;

(ii)

the Collateral Agent may take possession of the Collateral and require the Debtor to assemble the Collateral and deliver or make the Collateral available to the Collateral Agent at such place or places as may be specified by the Collateral Agent;

(iii)	the Collateral Agent may transfer any part of the Investment Property Collateral into the name of the Collateral Agent or its nominee if it has not already done so in accordance with Section 2.4;

(iv)

the Collateral Agent may exercise any voting rights attaching to any of the Investment Property Collateral (whether or not registered in the name of the Collateral Agent or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof;

(v)

the Collateral Agent may exercise all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any of the Investment Property Collateral, including the right to exchange at its discretion any of the Investment Property Collateral upon the amalgamation, arrangement, merger, consolidation or other reorganization of the issuer of the Investment Property Collateral, all without liability except to account for property actually received by the Collateral Agent;

(vi)	the Collateral Agent may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(vii)	the Collateral Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor;

(viii)	the Collateral Agent may enforce any rights of the Debtor in respect of the Collateral by any manner permitted by law;

(ix)

the Collateral Agent may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Collateral in such manner as may seem advisable to the Collateral Agent, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Collateral Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Collateral Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Collateral by, from, through or under the Debtor. For such purposes, each requirement relating thereto and prescribed by applicable Laws or otherwise is hereby waived by the

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Debtor to the extent permitted by applicable laws and in any offer or sale of any of the Collateral by the Collateral Agent is authorized to comply with any limitation or restriction in connection with such offer or sale as the Collateral Agent may be advised by counsel is necessary in order to avoid any violation of applicable laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Collateral Agent be liable or accountable to the Debtor for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction;

(x)

subject to requirements of applicable laws, the Beneficiaries may purchase any of the Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

(xi)

subject to requirements of applicable laws, the Collateral Agent may accept the Collateral in satisfaction or partial satisfaction of the Obligations upon notice to the Debtor of its intention to do so in the manner required by law;

(xii)

the Collateral Agent may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Collateral in priority to the Charge;

(xiii)

the Collateral Agent may perform any obligation, covenant or provision under the Security and the entire costs thereof are a charge on the Collateral and shall be added to the amounts due hereunder and shall be secured by the Charge;

(xiv)

the Collateral Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the PPSA or any similar personal property legislation of any jurisdiction in which any of the Collateral is located or which, by operation of law, governs or is deemed to govern the Collateral;

(xv)

the Collateral Agent may enter upon, occupy and use all or any of the Collateral occupied by the Debtor and use all or any of the Collateral for such time as the Collateral Agent requires to facilitate the realization of the Collateral, free of charge, and the Collateral Agent and the other Beneficiaries will not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;

(xvi)

the Collateral Agent may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to and form part of the Obligations hereby secured; and

(xvii)

the Collateral Agent may discharge any claim, Lien, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Obligations hereby secured.

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(b)	The Collateral Agent and the other Beneficiaries may, subject to the terms of the CAIA:

(i)	grant extensions of time,

(ii)	take and perfect or abstain from taking and perfecting security,

(iii)	give up securities,

(iv)	accept compositions or compromises,

(v)	grant releases and discharges, and

(vi)

release any part of the Collateral or otherwise deal with the Debtor, debtors and creditors of the Debtor, sureties and others and with the Collateral and other security as the Collateral Agent sees fit, without prejudice to the liability of the Debtor to the Collateral Agent and the other Beneficiaries or the Beneficiaries’ rights hereunder.

(c)

The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Collateral Agent, the Debtor or any other person, in respect of the Collateral.

(d)

The Collateral Agent shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Collateral Agent shall apply any balance of such proceeds to payment of the Obligations in accordance with the CAIA. If the disposition of the Collateral fails to satisfy the Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Collateral Agent for the benefit of the Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Obligations shall be paid over to the Debtor.

(e)

Any Receiver shall be entitled to exercise all rights and powers of the Collateral Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Collateral Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

6.2	Power of Attorney

The Debtor hereby appoints the Collateral Agent as attorney of the Debtor, with full authority in the place and stead of the Debtor and in the name of the Debtor or otherwise, from time to time in the Collateral Agent’s discretion at any time after the occurrence and during the continuance of an Actionable Default, to take any and all actions authorized or permitted to be taken by the Collateral Agent under this Agreement, subject to the CAIA, or by applicable laws and, at any time after the occurrence and during the continuance of an Actionable Default, to: (a) execute and deliver all instruments and other documents and do all such further acts and things as may be reasonably required by the Collateral Agent to enforce the Charge and remedies provided hereunder or to better evidence and perfect the Charge; and (b) take any action and execute any instrument which the Collateral Agent, acting reasonably, may deem necessary or advisable to accomplish the purposes of this Agreement, including, to ask for, demand, collect, sue for, recover, compound, receive and give acquittances and receipts for moneys due and to become due under or in connection with the Collateral, to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection therewith, and to file any claims or take any action or institute any proceedings which the Collateral Agent may deem to be necessary or desirable for the collection thereof. Such appointment of the Collateral Agent as the Debtor’s attorney is coupled with an interest and is irrevocable.

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ARTICLE 7

GENERAL

7.1	Further Assurances

The Debtor shall, from time to time forthwith at the request of the Collateral Agent, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, hypothecs, transfers, instruments, assignments and assurances as the Collateral Agent may reasonably require for the better assuring, mortgaging, charging, transferring, assigning, granting, delivering and confirming unto the Collateral Agent the Collateral, or any part thereof, and for better accomplishing and effectuating the purpose of this debenture including the execution and delivery of more particularly describing the Collateral or to correct or amplify the description of the Collateral or to better assure, convey and confirm unto the Collateral Agent any of the Collateral. Upon the execution of any amendment, supplement or other modification under this Section 7.1, this Agreement shall be modified in accordance therewith, and each such amendment, supplement or other modification shall form part of this Agreement for all purposes. The Debtor covenants with the Collateral Agent that the Debtor shall provide to the Collateral Agent, promptly upon request, all information and evidence the Collateral Agent may reasonably request concerning the Collateral to enable the Collateral Agent to enforce the provisions hereof.

7.2	Liability of the Collateral Agent

Neither the Collateral Agent nor any Receiver shall: (a) be responsible or liable for any debts contracted by it, for damages to persons or property, for salaries or for non-fulfilment of contracts during any period when the Collateral Agent or any Receiver shall manage or be in possession of the Collateral; (b) be liable to account as mortgagee in possession or for anything except actual receipts or be liable for any loss on realization or for any default or omission for which a mortgagee in possession may be liable; (c) be bound to do, observe or perform or to see to the observance or performance by the Debtor of any obligations or covenants imposed upon the Debtor; or (d) in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other persons. The Debtor hereby waives any provision of applicable law permitted to be waived by it which imposes higher or greater obligations upon the Collateral Agent or any Receiver than as aforesaid.

7.3	Benefit of the Agreement

This Agreement shall be binding upon the successors and permitted assigns of the Debtor and shall benefit the successors and permitted assigns of the Collateral Agent and the other Beneficiaries.

7.4	Conflict of Terms; Entire Agreement

This Agreement has been entered into as collateral security for the Obligations, and notwithstanding anything herein to the contrary, the lien and security interest granted to the Collateral Agent pursuant to this Agreement and the exercise of any right or remedy by such Collateral Agent hereunder are subject to the provisions of the CAIA. In the event of any conflict between the terms of the CAIA and this Agreement, the terms of the CAIA will govern. This Agreement together with the CAIA and all other Secured Debt Documents constitute the entire agreement between the Debtor and the Collateral Agent with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Debtor except as expressly set forth therein and herein.

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7.5	No Waiver

No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.

7.6	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

7.7	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:

To the Debtor:

•

Attention:    •

Facsimile:    •

Email:          •

To the Collateral Agent:

Computershare Trust Company of Canada, as Collateral Agent

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention:    [redacted – name]

Facsimile:   [redacted – facsimile]

Email:         [redacted – email]

or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Business Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Business Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Business Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Business Day following actual delivery or transmittal, as the case may be.

7.8	Modification; Waivers; Assignment

This Agreement may not be amended or modified in any respect except by written instrument signed by the Debtor and the Collateral Agent. No waiver of any provision of this Agreement by the Collateral Agent shall be effective unless the same is in writing and signed by the Collateral Agent, and then such waiver shall be effective only in the specific instance and for the specific purpose for which

30

it is given. The rights of the Collateral Agent (including those of any other Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the CAIA. Except, for certainty, as may be permitted by the Secured Debt Documents, the Debtor may not assign its obligations under this Agreement without the prior written consent of the Collateral Agent (which consent may be withheld in its sole discretion). Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.

7.9	Additional Continuing Security

This Agreement and the Charge granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Collateral Agent or the other Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Collateral Agent in accordance with the terms of the CAIA.

7.10	Discharge

Subject to Article 6 of the CAIA, the Debtor and the Collateral shall not be discharged from the Charge or from this Agreement except by a release or discharge in writing signed by the Collateral Agent in accordance with the terms of the CAIA.

7.11	No Release

The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Debtor from any of its liabilities to the Beneficiaries.

7.12	No Obligation to Act

Notwithstanding any provision of this Agreement, the CAIA, or any other Secured Debt Document or the operation, application or effect hereof, the Collateral Agent, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.

7.13	Admit to Benefit

Subject to Section 7.8, no person other than the Debtor and the other Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such person.

7.14	Time of the Essence

Time shall be of the essence with regard to this Agreement.

7.15	Waiver of Financing Statement, etc.

The Debtor hereby waives the right to receive from the Collateral Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Agreement.

7.16	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

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7.17	Attornment

The Debtor and each of the Beneficiaries each hereby attorn and submit to the non- exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action or proceeding arising under this Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or any Beneficiary to commence any action or proceeding relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action, proceeding or matter relating hereto.

7.18	Alberta Waiver

To the fullest extent that it may lawfully do so, the Debtor hereby:

(a)	waives the rights, benefits and protection of section 49 of the Law of Property Act (Alberta), as amended, or any successor statute; and

(b)	waives the provisions of the Judgment Interest Act (Alberta).

7.19	Executed Copy

The Debtor hereby acknowledges receipt of a fully executed copy of this Agreement.

7.20	Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Collateral Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

•

Per:
Name:
Title:

Per:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title:

[General Security Agreement – • (Project DoubleDown)]

EXHIBIT 1

FORM OF INTELLECTUAL PROPERTY SECURITY AGREEMENT

Intellectual Property Security Agreement, dated as of •, by • (the “Debtor”), in favor of Computershare Trust Company of Canada, in its capacity as Collateral Agent pursuant to the CAIA.

W I T N E S S E T H:

WHEREAS the Debtors are party to a General Security Agreement dated as of •, 2022 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “General Security Agreement”) in favor of the Collateral Agent pursuant to which the Debtor is required to execute and deliver this Intellectual Property Security Agreement;

NOW, THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Debtor, the Debtor hereby agrees with the Collateral Agent as follows :

Defined Terms. Unless otherwise defined herein, terms defined in the General Security Agreement and used herein have the meaning given to them in the General Security Agreement.

1. Grant of Security Interest in Copyright Collateral

The Debtor hereby pledges and grants to the Collateral Agent for the benefit of the Secured Parties a lien on and security interest in and to all of its right, title and interest in, to and under all of the Debtor’s copyrights, patents, trademarks and all other Intellectual Property of the Debtor, including the copyrights, patents, trademarks and other Intellectual Property listed on Schedule A attached hereto and all proceeds of any and all of the foregoing.

2. Security Agreement

The security interest granted pursuant to this Intellectual Security Agreement is granted in conjunction with the security interest granted to the Collateral Agent pursuant to the General Security Agreement and the Debtor hereby acknowledges and affirms that the rights and remedies of the Collateral Agent with respect to the security interest in the Intellectual Property made and granted hereby are more fully set forth in the General Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. In the event that any provision of this Intellectual Property Security Agreement is deemed to conflict with the General Security Agreement, the provisions of the General Security Agreement shall control unless the Collateral Agent shall otherwise determine.

3. Incorporation of Terms From General Security Agreement.

Sections 7.1, 7.10, 7.16, and 7.20 of the General Security Agreement are incorporated herein, mutatis mutandis, as if a part hereof.

[signature page follows]

IN WITNESS WHEREOF, each Debtor has caused this Intellectual Property Security Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

•

Per:
Name:
Title:

Per:
Name:
Title:

AGREED AND ACCEPTED:

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Collateral Agent

Per:
Name:
Title:

Per:
Name:
Title:

SCHEDULE A TO INTELLECTUAL PROPERTY SECURITY AGREEMENT

Copyrights and Copyright Applications:

OWNER/APPLICANT	REGISTRATION/ APPLICATION NUMBER	COPYRIGHT

Patents and Patent Applications:

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SCHEDULE H-4

FORM OF FLOATING CHARGE DEMAND DEBENTURE

(•)

Principal Sum:	$2,500,000,000 Canadian Dollars

Interest Rate:	[redacted – percentage]

Date:	●

ARTICLE 1 - PROMISE TO PAY

Promise to Pay

1.1    For value received, the undersigned (the “Debtor”) hereby acknowledges itself indebted and promises to pay ON DEMAND to or to the order of Computershare Trust Company of Canada in its capacity as collateral agent (in such capacity, the “Collateral Agent”) for and on behalf of the Secured Parties under and as defined in the collateral agent and intercreditor agreement made as of October 13, 2022 among, inter alios, certain of the Credit Parties, Collateral Agent, Royal Bank of Canada, as Administrative Agent, and The Bank of New York Mellon as Note Trustee under the secured notes indenture (as the same may be amended, modified, supplemented or restated from time to time, the “CAIA”), for the benefit of the Collateral Agent and the other Secured Parties (collectively, the “Beneficiaries”), the principal sum herein stipulated on presentation and surrender of this debenture at the Collateral Agent’s offices at 800, 324 - 8th Avenue SW Calgary, AB T2P 2Z2, or at such other place as the Collateral Agent may designate by notice in writing to the Debtor, and to pay interest thereon from the date hereof at the rate per annum herein stipulated in like money at the same place monthly on the last day of each month; and, if the Debtor should at any time make default in the payment of any principal or interest to pay interest on the amount in default both before and after demand, default and judgment at the same rate in lawful money of Canada at the same place.

1.2    The Collateral Agent, on behalf of the Beneficiaries, is the person entitled to receive the principal of and interest on this debenture and all other amounts payable hereunder.

ARTICLE 2 - CHARGE

Charge

2.1    As security for the due payment of all money payable hereunder and all other obligations hereunder, the Debtor hereby charges, as and by way of a first floating charge to and in favour of the Collateral Agent and its successors and assigns, for the benefit of the Beneficiaries and their respective successors and permitted assigns, all of the undertaking, property and assets of the Debtor, both present and after-acquired, of every nature and kind and wherever situate including, without limitation, all of its present and after-acquired personal and real property, goodwill, trade-marks, inventions, processes, patents and patent rights, materials, supplies, inventories, motor vehicles, trucks, trailers, machinery, implements, equipment and apparatus of every kind, furniture, rent, revenues, income, money, rights, powers, privileges, franchises, benefits, amenities, contracts, agreements, leases of real and personal property, licenses, permits, book debts, accounts receivable, negotiable and non-negotiable instruments, judgments, securities, investment property, choses in action, unpaid capital and all other property and things of value of every kind and nature, tangible and intangible, legal or equitable, which the Debtor now has, may be possessed of, entitled to, or acquire, by way of amalgamation or otherwise, now or hereafter and any and all proceeds of any of the foregoing.

In this debenture, the mortgages, assignments and charges created and provided for are collectively called the “Charge” and the subject matter of the Charge is called the “Charged Premises”.

Dealings in the Ordinary Course

2.2    Subject to Section 3.1 and until the Charge becomes enforceable, the Debtor may dispose of or deal with the property and assets subjected to the Charge in the ordinary course of business and for the purpose of carrying on the same, so that purchasers thereof or parties dealing with the Debtor take title thereto free and clear of the Charge.

Last Day

2.3    The Charge shall not extend, include or apply to the last day of the term of any lease or agreement to lease but upon the enforcement of the Charge the Debtor shall stand possessed of such last day in trust for the Collateral Agent to assign the same to any person acquiring such term in the course of enforcement of the Charge.

Exception for Certain Contractual Rights

2.4    If the validity and effectiveness of the Charge over any of the Charged Premises is dependent upon obtaining the consent, approval or waiver of any arm’s length third person in order to be effective as against such third person (or at all, as applicable), the Charge over any such Charged Premises shall not be effective as against such third person (or at all, as applicable) until the applicable consent, approval or waiver is obtained or is no longer necessary for the purposes of the validity and effectiveness of the Charge, whereupon the Charge shall immediately become effective as against such third person (or as against all, as applicable) on any such Charged Premises. Until such consent, approval or waiver is obtained or the same is no longer necessary, the Debtor shall (subject to the other terms hereof) stand possessed of such Charged Premises upon trust to assign the same to the Collateral Agent or otherwise subject the same to the Charge, as the Collateral Agent shall direct, forthwith upon obtaining such consent, waiver or approval or upon the same no longer being necessary.

Crystallization Against Real Property; Attachment

2.5    In respect of real property (and interests therein) subject to the floating charge created by Section 2.1, such floating charge shall become a fixed charge against such property and interests upon the earlier of (a) the Charge becoming enforceable in accordance with Section 4.1 and the Collateral Agent giving written notice to the Debtor that the indebtedness secured thereby is forthwith due and payable and that the floating charge has become a fixed charge on the real property and interests therein charged thereby, and (b) the occurrence of any other event which by operation of law would result in the floating charge becoming a fixed charge on the real property and interests therein of the Debtor charged thereby.

2.6    The parties to this debenture have not agreed to postpone the time for attachment of any security interest granted pursuant hereto. The Debtor acknowledges that the Charge hereby created attaches upon the execution of this debenture (or in the case of any after-acquired property, upon the date the Debtor has any rights therein), that value has been given by the Beneficiaries and that the Debtor has, or in the case of future property will have, rights in the Charged Premises or the power to transfer rights in the Charged Premises to the Collateral Agent.

ARTICLE 3 - NEGATIVE PLEDGE

3.1    The Debtor shall not create, issue, incur, assume or permit to exist any Liens on any of the Charged Premises, other than Liens not prohibited by the Secured Debt Documents.

ARTICLE 4 - DEFAULT AND REMEDIES

Default

4.1    If an Actionable Default has occurred and is continuing, the Charge shall immediately become enforceable.

Remedies

4.2    Subject to the terms of the CAIA, whenever the Charge has become enforceable, the Collateral Agent may realize upon the Charged Premises and shall have the following rights and remedies, which rights and remedies may be exercised from time to time separately or in combination and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:

(a)

the Collateral Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Charged Premises and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Charged Premises or any part thereof; and the term “Collateral Agent” when used in this Section 4.2 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Collateral Agent shall not be in any way responsible for any misconduct or negligence of any such Receiver;

(b)	the Collateral Agent may take possession of the Charged Premises and require the Debtor to make the Charged Premises available to the Collateral Agent;

(c)	the Collateral Agent may take such steps as it considers desirable to maintain, preserve or protect the Charged Premises;

(d)	the Collateral Agent may carry on or concur in the carrying on of all or any part of the business of the Debtor relating to the Charged Premises;

(e)	the Collateral Agent may enforce any rights of the Debtor in respect of the Charged Premises by any manner permitted by law;

(f)

the Collateral Agent may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Charged Premises in such manner as may seem advisable to the Collateral Agent, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Collateral Agent may determine and without notice to the Debtor unless required by law and may execute and deliver to the purchaser or purchasers of the Charged Premises or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Collateral Agent being hereby constituted the irrevocable attorney of the Debtor for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Debtor and all other persons claiming all or any part of the Charged Premises by, from, through or under the Debtor. For such purposes, each requirement relating thereto and prescribed by applicable laws or otherwise is hereby waived by the Debtor to the extent permitted by applicable laws and in any offer or sale of any of the Charged Premises by the Collateral Agent is authorized to comply with any limitation or restriction in connection with such offer or sale as the Collateral Agent may be advised by counsel is necessary in order to avoid any violation of applicable laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Collateral Agent be liable or accountable to the Debtor for any discount allowed by reason of the fact that such Charged Premises is sold in compliance with any such limitation or restriction;

(g)

subject to requirements of applicable laws, the Beneficiaries may purchase any of the Charged Premises, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

(h)	the Collateral Agent may accept the Charged Premises in satisfaction or partial satisfaction of the Charge upon notice to the Debtor of its intention to do so in the manner required by law;

(i)

the Collateral Agent may borrow money on the security of the Charged Premises for the purpose of the carrying on of the business of the Debtor or for the maintenance, preservation, protection or realization of the Charged Premises in priority to the Charge;

(j)

the Collateral Agent may perform any obligation, covenant or provision under the Secured Debt Documents and the entire costs thereof are a charge on the Charged Premises and shall be added to the amounts due hereunder and shall be secured by the Charge; and

(k)

the Collateral Agent may exercise any other right or remedy permitted by law or equity, including, without limitation, all rights and remedies of a secured party under the PPSA or any similar personal property legislation of any jurisdiction in which any of the Charged Premises is located or which, by operation of law, governs or is deemed to govern the Charged Premises.

4.3	The Debtor further agrees with the Collateral Agent that:

(a)

the Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, sell or obtain payment of the Charged Premises and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment of the Charged Premises or for the purpose of preserving any rights of the Beneficiaries, the Debtor or any other person, firm or corporation in respect of the Charged Premises;

(b)

subject to the terms of the CAIA, the Beneficiaries may grant extensions of time, take, abstain from taking and perfecting and give up securities, accept compositions, grant releases and discharges, release any part of the Charged Premises and otherwise deal with the Debtor, debtors of the Debtor, sureties and others and with the Charged Premises and other securities as the Collateral Agent may see fit without prejudice to the liability of the Debtor to the Beneficiaries or the Beneficiaries’ rights hereunder;

(c)

upon the Charge becoming enforceable, to facilitate the realization of the Charged Premises, the Collateral Agent may enter upon, occupy and use all or any of the premises, buildings and plant comprising the Charged Premises and use all or any of the equipment and other personal property of the Debtor for such time as the Collateral Agent requires to facilitate such realization, free of charge (as between the Debtor and the Collateral Agent), and the Beneficiaries shall not be liable to the Debtor for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges or depreciation in connection with such actions;

(d)

the Collateral Agent may charge on its own behalf and pay to others all reasonable amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge;

(e)

upon the Charge becoming enforceable, the Collateral Agent may discharge any claim, lien, mortgage, charge, security interest, encumbrance or any rights of others that may exist or be threatened against the Charged Premises, and in every such case the amounts so paid together with costs, charges and expenses incurred in connection therewith shall be added to the amounts due hereunder and shall be secured by the Charge; and

(f)

any proceeds of realization of the Charged Premises may be applied by the Collateral Agent to the payment of reasonable expenses in connection with the preservation and realization of the Charged Premises as above described and the Collateral Agent shall apply any balance of such proceeds to payment of the Secured Obligations in accordance with the CAIA. If the disposition of the Charged Premises fails to satisfy the Secured Obligations secured by this Agreement and the aforesaid expenses, the Debtor will be liable to pay any deficiency to the Collateral Agent and the other Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Secured Obligations shall be paid over to the Debtor.

4.4    Any Receiver shall be entitled to exercise all rights and powers of the Collateral Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Debtor and not of the Collateral Agent and the Debtor shall be solely responsible for the Receiver’s acts or defaults and remuneration.

4.5    Upon the Charge becoming enforceable, the Debtor hereby irrevocably appoints the Collateral Agent attorney on its behalf to sell or transfer the Charged Premises and to execute all instruments, and do all acts, matters and things that may be necessary for carrying out the powers hereby given and for the recovery of all rents and sums of money that may become or are now due or owing to the Debtor in respect of the Charged Premises and for the enforcement of all contracts, covenants or conditions binding on any lessee or occupier of the Charged Premises or on any person in respect of it and this appointment shall take effect if the Charge has become enforceable. The foregoing power of attorney is coupled with an interest.

ARTICLE 5 - GENERAL

Pledge of Debenture

5.1    This debenture may be pledged by the Debtor as security for its indebtedness and liabilities. While this debenture is so pledged, no payment by the Debtor of the whole or any part of any indebtedness secured by this debenture shall reduce the amount owing under this debenture unless specifically appropriated to and noted on this debenture by the Collateral Agent at the time of payment.

Not Negotiable

5.2    This debenture is not a negotiable instrument and the rights created hereunder which are exercisable by any holder hereof other than the Collateral Agent are no greater than the rights of the Collateral Agent, and any holder hereof is subject to the same obligations, duties, liabilities and defences as the Collateral Agent would have been subject to.

No Waiver, Remedies

5.3    No failure on the part of the Beneficiaries or the Collateral Agent on their behalf to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Notices

5.4    Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery, by transmittal, by facsimile transmission or other electronic means of communication addressed to the Debtor as follows:

•
Email:	•
Facsimile:	•
Attention:	•

or to such other address or electronic communication number as the Debtor may from time to time notify the Collateral Agent in writing. Any demand, notice or communication made or given by personal delivery or by facsimile transmission or other electronic means of communication shall be conclusively deemed to have been made or given on the day of actual delivery or transmittal thereof.

Additional Security

5.5    This debenture and the Charge shall be and shall be deemed to have been given in addition to and not in place of any other security now or hereafter held or acquired by the Beneficiaries or for the benefit of the Beneficiaries.

Headings; References to Debenture

5.6    The division of this debenture into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this debenture. The terms “this debenture”, “hereof”, “hereunder” and similar expressions refer to this debenture and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this debenture.

Number; Gender; Persons

5.7    In this debenture words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

Governing Law

5.8    This debenture shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

Attornment

5.9    The Debtor hereby attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this debenture shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this debenture. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of the Debtor or the Beneficiaries to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

Benefit of the Debenture

5.10    This debenture shall be binding upon the successors and permitted assigns of the Debtor (including, without limitation, any corporation resulting from an amalgamation with the Debtor) except that the Debtor may not assign its obligations under this debenture without the prior written consent of the Collateral Agent. This debenture shall benefit the successors and permitted assigns of the Beneficiaries.

Time of the Essence

5.11 Time shall be of the essence with regard to this debenture.

Discharge

5.12    The Debtor shall not be discharged from the Charge, this debenture or any of its obligations hereunder except by a release or discharge in writing signed by the Collateral Agent.

Waiver of Financing Statement, Etc.

5.13    The Debtor hereby waives the right to receive from the Collateral Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this debenture or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this debenture.

No Merger

5.14    No item or part of this debenture shall be merged or be deemed to have been merged in or by any documents, instruments or acknowledgements delivered in connection with this debenture, the CAIA or the other Secured Debt Documents, or any simple contract debt or any judgment, and any realization of or steps taken under or pursuant to any security, instrument or agreement shall be independent of and not create a merger with any other right available to the Beneficiaries under any security, instruments or agreements held by it or at law or in equity. No obligation of the Debtor hereunder shall merge in any judgment relating to any such obligation.

Alberta Waiver

5.15	To the fullest extent that it may lawfully do so, the Debtor hereby:

(a)	waives the rights, benefits and protection of section 49 of the Law of Property Act (Alberta), as amended, or any successor statute; and

(b)	waives the provisions of the Judgment Interest Act (Alberta).

Severability

5.16    If any provision of this debenture is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the Debtor hereby waives any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

Definitions used in the Credit Agreement

5.17    Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the CAIA.

Intercreditor Agreement

5.18    Notwithstanding anything herein to the contrary, the lien and security interest granted to the Collateral Agent pursuant to this debenture and the exercise of any right or remedy by such Collateral Agent hereunder are subject to the provisions of the CAIA. In the event of any conflict between the terms of the CAIA and this Agreement, the terms of the CAIA will govern.

Electronic Execution; Counterparts

5.18 This debenture may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this debenture shall be effective as delivery of an original executed counterpart of this debenture. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this debenture shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Collateral Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the Debtor has executed this debenture.

[•]

Per:
Name:
Title:

Per:
Name:
Title:

[Debenture - • (Project DoubleDown)]

SCHEDULE H-5

FORM OF DEBENTURE PLEDGE AGREEMENT

THIS DEBENTURE PLEDGE AGREEMENT made as of •

(•)

Description of Floating Charge Demand Debenture

Principal Sum:	$2,500,000,000 Canadian Dollars

Interest Rate:	[redacted – percentage]

Date:	•

WHEREAS:

A.    Computershare Trust Company of Canada in its capacity as collateral agent (in such capacity, the “Collateral Agent”) and [•] (the “Debtor”) have entered into a collateral agent and intercreditor agreement with, inter alios, the other Credit Parties, Royal Bank of Canada, as Administrative Agent and The Bank of New York Mellon, as Note Trustee under the Secured Notes Indenture, made as of October 13, 2022 (as may be amended, modified, supplemented or restated from time to time, the “CAIA”);

B.    In order to secure the payment and performance of all present and future Secured Obligations of the Debtor to the Collateral Agent and the other Secured Parties (collectively, the “Beneficiaries”), the Debtor has created and issued to the Collateral Agent the floating charge demand debenture described above (as the same may hereafter be amended, modified, supplemented and restated from time to time, the “Debenture”);

C.    The purpose of this Debenture Pledge Agreement is to set forth the terms and conditions upon which the Debenture is to be held by the Collateral Agent.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by the Debtor, the Debtor hereby agrees and covenants with the Collateral Agent as follows:

1.    The Debtor hereby grants a security interest in and deposits with and pledges to the Collateral Agent, for the benefit of itself and the other Beneficiaries, the Debenture to be held by the Collateral Agent, for the benefit of the Beneficiaries, as general and continuing collateral security for the payment and performance of all Secured Obligations (the “Pledge”).

2.    Subject to the terms of the CAIA, the Collateral Agent shall neither demand payment pursuant to the Debenture nor enforce the security constituted thereby unless the Collateral Agent shall be entitled to do so pursuant to the provisions of the CAIA, but thereafter the Collateral Agent may at any time exercise and enforce all of the rights and remedies of a holder of the Debenture as if the Collateral Agent was the absolute owner thereof without notice to or control by the Debtor, and any such remedy may be exercised separately or in combination with, and shall be in addition to and not in substitution for, any other right or remedy of the Collateral Agent and the other Beneficiaries however created, provided that the Collateral Agent shall not be bound to exercise any such right or remedy.

3.    The Debtor acknowledges that (a) value has been given by the Beneficiaries to the Debtor, (b) it has rights in the Debenture or the power to transfer rights in the Debenture to the Collateral Agent, and (c) it has not agreed to postpone the time of attachment of the Pledge.

4.    Subject to the requirements of applicable law, the Collateral Agent shall not be bound under any circumstances to realize upon or under the Debenture and shall not be responsible to the Debtor for any loss occasioned by any sale or other dealing with the Debenture or the Charged Premises (as defined in the Debenture) or by the retention of or failure to sell or otherwise deal with the same.

5.    The Debtor is liable to the Collateral Agent and the other Beneficiaries for any deficiency after the proceeds of any sale or other disposition of the Debenture are received by the Collateral Agent.

6.    The proceeds of or any other amount received pursuant to the Debenture shall be applied by the Collateral Agent on account of the Secured Obligations in such order as set out in the CAIA without prejudice to the Collateral Agent’s or the other Beneficiaries’ claim upon the Debtor for any deficiency. Subject to the requirements of applicable law, any surplus realized by the Collateral Agent in excess of the Secured Obligations shall be paid over to the Debtor.

7.    Subject to paragraph 2 hereof, neither the Collateral Agent nor any other Beneficiary shall be obliged to exhaust its recourse against the Debtor, any other person or persons, or any other security it may hold with respect to the Secured Obligations before realizing upon, under, or otherwise dealing with the Debenture in accordance with the CAIA. The Collateral Agent and the other Beneficiaries may grant extensions of time or other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Debtor and with other parties, sureties or securities as they may see fit, without prejudice to the liability of the Debtor or the Collateral Agent’s or the other Beneficiaries’ rights in respect of the Debenture.

8.    Notwithstanding the stated interest rate per annum in the Debenture, payment to the Beneficiaries of the relevant interest, fees and other amounts owing under the applicable Secured Debt Documents (other than the Debenture) for any period in respect of the Secured Obligations at the current rate at which the Secured Obligations bear interest for such period pursuant to the applicable Secured Debt Documents (other than the Debenture) shall be deemed to be payment in satisfaction of the interest payment for the same period under the Debenture.

9.    The Debenture shall not operate by way of merger of any of the Secured Obligations and no judgment recovered by the Collateral Agent or the other Beneficiaries shall operate by way of merger of or in any way affect the security of the Debenture which is in addition to and not in substitution for any other security now or hereafter held by the Collateral Agent or the other Beneficiaries with respect to the Secured Obligations.

10.    Notwithstanding the form and terms of the Debenture and the provisions of this Debenture Pledge Agreement, (a) the Collateral Agent shall not claim or realize an amount under or in respect of the Debenture in excess of the aggregate Secured Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture), due and payable from time to time, of the Debtor to the Collateral Agent and the other Beneficiaries and (b) the provisions of this Debenture Pledge Agreement and the Debenture, in particular, but without limitation, Sections 2.2 and 3.1 of the Debenture, are subject to the provisions of the Secured Debt Documents relating to the subject matter thereof. If there is any conflict or inconsistency between the provisions of this Debenture Pledge Agreement and the Debenture, the rights and obligations of the Debtor, the Collateral Agent and the other Beneficiaries shall be governed by the provisions of this Debenture Pledge Agreement. If there is any conflict or inconsistency between the provisions of this Debenture Pledge Agreement, the Secured Debt Documents (other than the Debenture) and/or the provisions of the CAIA, the rights and obligations of the Debtor, the Collateral Agent and the other Beneficiaries shall be governed by the provisions of the applicable Secured Debt Document or the CAIA, as applicable.

11.    Upon payment and satisfaction in full of the Secured Obligations (which shall exclude the stated nominal principal sum of the Debenture and interest payable thereon at the stated nominal rate under the Debenture) and cancellation in full of the Secured Debt Documents, the Collateral Agent shall, when required pursuant to and in accordance with the CAIA, as soon as reasonably practicable, promptly deliver up the Debenture to the Debtor and shall, when required pursuant to and in accordance with the CAIA, execute and deliver to the Debtor releases, discharges and such other instruments as shall be required to effectively discharge the Charge (as defined in the Debenture).

12. Time shall be of the essence with regard to this Debenture Pledge Agreement.

13.    Capitalized terms used herein without express definition shall have the same meanings ascribed thereto as are set forth in the CAIA.

14.    This Debenture Pledge Agreement shall enure to the benefit of and be binding upon the Debtor, the Collateral Agent and the other Beneficiaries and their respective successors and permitted assigns.

15.    The parties hereto each hereby attorn and submit to the non-exclusive jurisdiction of the courts of the Province of Alberta. For the purpose of all legal proceedings, this Debenture Pledge Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Debenture Pledge Agreement. Notwithstanding the foregoing, nothing herein shall be construed nor operate to limit the right of either party hereto to commence any action relating hereto in any other jurisdiction, nor to limit the right of the courts of any other jurisdiction to take jurisdiction over any action or matter relating hereto.

16.    This Debenture Pledge Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta and the federal laws of Canada applicable therein.

17.    The Debtor hereby waives the right to receive from the Collateral Agent or the other Beneficiaries a copy of any financing statement, financing change statement or other statement or document filed or registered at any time in respect of this Debenture Pledge Agreement or any verification statement or other statement or document issued by any registry that confirms or evidences registration of or relates to this Debenture Pledge Agreement.

18.    The rights of the Beneficiaries under this Debenture Pledge Agreement may only be assigned in accordance with the CAIA.

19.    No consent or waiver by the Collateral Agent in connection with this Debenture Pledge Agreement is binding unless made in writing and signed by an authorized officer of the Collateral Agent. Any consent or waiver given under this Debenture Pledge Agreement is effective only in the specific instance and for the specific purpose for which it was given. No waiver of any of the provisions of this Debenture Pledge Agreement constitutes a waiver of any other provision.

20.    A failure or delay on the part of the Collateral Agent or a Beneficiary in exercising a right or remedy under this Debenture Pledge Agreement does not operate as a waiver of, or impair, any rights or remedies of the Collateral Agent or the Beneficiaries however arising. A single or partial exercise of a right or remedy on the part of the Collateral Agent or a Beneficiary does not preclude any other or further exercise of that right or remedy or the exercise of any other rights or remedies by the Collateral Agent or the Beneficiaries.

21.    If any provision of this Debenture Pledge Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

22.    This Debenture Pledge Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Debenture Pledge Agreement shall be effective as delivery of an original executed counterpart of this Debenture Pledge Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Debenture Pledge Agreement shall be deemed to include electronic signatures, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, as in provided Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), the Electronic Transaction Acts (British Columbia), the Electronic Transactions Act (Alberta), or any other similar laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada. The Collateral Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

[the remainder of this page intentionally left blank]

IN WITNESS WHEREOF the Debtor has executed this Debenture Pledge Agreement as of the date first above written.

•

Per:
Name:
Title:

ACCEPTED AS OF THE DATE FIRST ABOVE
WRITTEN BY:

COMPUTERSHARE TRUST COMPANY OF
CANADA, as Collateral Agent

Per:
Name:
Title:

[Debenture Pledge Agreement - • (Project DoubleDown)]

SCHEDULE H-6

U.S. SECURITY AGREEMENT

This U.S. SECURITY AGREEMENT, dated as of [                    ], 2022, is among each of the signatories hereto designated as a Grantor on the signature pages hereto (together with any other entity that may become a party hereto as a Grantor as provided herein, each a “Grantor” and collectively, the “Grantors”), and COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent for the Secured Parties (as hereinafter defined) (in such capacity and together with its successors and assigns in such capacity, the “Agent”).

W I T N E S S E T H

WHEREAS, pursuant to that certain Credit Agreement, dated as of the date hereof (as amended, restated, amended and restated, supplemented or otherwise modified or replaced from time to time, the “Credit Agreement”), among ENERFLEX LTD., a corporation existing under the laws of Canada (the “Canadian Borrower”), ENERFLEX INC., a Delaware corporation (“Enerflex USA”), ENERFLEX US HOLDINGS INC., a Delaware corporation (“Enerflex Holdings” and, together with Enerflex USA, the “U.S. Borrowers”), ENERFLEX AUSTRALASIA HOLDINGS PTY LTD, a corporation existing under the laws of Australia (the “Australian Borrower” and, together with the Canadian Borrower and the U.S. Borrowers, the “Borrowers”), the banks and other financial institutions or entities from time to time parties to the Credit Agreement (the “Lenders”) and Royal Bank of Canada, as administrative agent (the “Administrative Agent”), the Lenders and other secured parties thereunder agreed to make loans to and other extensions of credit on behalf of the Borrowers;

WHEREAS, pursuant to the Indenture, dated as of [•], 2022 (as amended, restated, amended and restated, supplemented, and otherwise modified from time to time, the “Indenture”), among the Canadian Borrower, the other Grantors party thereto from time to time and The Bank of New York Mellon Trust Company, as trustee (the “Trustee”), the Canadian Borrower issued notes thereunder;

WHEREAS, the Agent has agreed to act as collateral agent on behalf of all present and future Secured Parties with respect to the Collateral (as hereinafter defined) and is entering into this Agreement in accordance with the Collateral Agent Agreement;

WHEREAS, the Grantors may incur Additional Secured Debt from time to time, subject to the terms and conditions of the Collateral Agent Agreement; and

WHEREAS, the Borrowers are members of an affiliated group of companies that includes each other Grantor, the Borrowers and each other Grantor are engaged in related businesses and each Grantor will derive substantial direct and indirect benefits from the extensions of credit and the incurrence of the Secured Obligations.

NOW, THEREFORE, in consideration of the premises and to induce each Secured Party to enter into the applicable Secured Debt Documents and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each Grantor hereby agrees with the Agent, for the benefit of the Secured Parties, as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals hereto, this Section and any schedules or attachments hereto, unless something in the subject matter or context is inconsistent therewith:

“Account Control Agreement” means, with respect to a Securities Account, a securities account control agreement between the Grantor, the Agent and the Securities Intermediary which maintains such Securities Account on behalf of the Grantor, with respect to a Commodity Account, a commodity account control agreement between the Grantor, the Agent and the Commodity Intermediary which maintains such Commodity Account on behalf of the Grantor and, with respect to a Deposit Account located in the United States only, a deposit account control agreement between the Grantor, the Agent and the depositary bank which maintains such Deposit Account on behalf of the Grantor.

“Agreement” means this US Security Agreement, as the same may be amended, restated, amended and restated, supplemented or otherwise modified or replaced from time to time.

“Borrowers” has the meaning set out in the introductory paragraph.

“Beneficiaries” means the Secured Parties.

“Collateral” has the meaning set out in Section 2.1.

“Collateral Agent Agreement” means that certain Collateral Agent and Intercreditor Agreement, dated as of the date hereof, by and among the Credit Parties, the Collateral Agent, Royal Bank of Canada, as Revolving Administrative Agent, The Bank of New York Mellon Trust Company, as Trustee under the Indenture, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Copyright Licenses” means all written agreements, licenses and covenants providing for the grant to or from a Grantor of any right in or to any Copyright or otherwise providing for a covenant not to sue for infringement or other violation of any Copyright (including, without limitation, those listed on Schedule 3).

“Copyrights” means, with respect to any Grantor, all of such Grantor’s right, title and interest in and to all works of authorship and all intellectual property rights therein, all United States and foreign copyrights (whether or not the underlying works of authorship have been published), including but not limited to copyrights in software and databases, all designs (including but not limited to all industrial designs, “Protected Designs” within the meaning of 17 U.S.C. 1301 et. Seq. and Community designs), and all “Mask Works” (as defined in 17 U.S.C. 901 of the U.S. Copyright Act), whether registered or unregistered, and with respect to any and all of the foregoing: (i) all registrations and applications for registration thereof including, without limitation, the registrations and applications listed on Schedule 3, (ii) all extensions, renewals, and restorations thereof, (iii) all rights to sue or otherwise recover for any past, present and future infringement or other violation thereof, (iv) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages and proceeds of suit now or hereafter due and/or payable with respect thereto, and (v) all other rights of any kind accruing thereunder or pertaining thereto throughout the world.

“Credit Agreement” has the meaning set out in the recitals.

“Delivery” and the corresponding term “Delivered” when used with respect to Collateral means:

(a)

in the case of Collateral constituting certificated securities, transfer thereof to the Agent or its nominee by physical delivery of the security certificates to the Agent or its nominee, such Collateral to be endorsed for transfer or accompanied by Transfer Documents, all in form and content satisfactory to the Agent;

(b)

in the case of Collateral constituting uncertificated securities, (i) registration thereof on the books and records of the issuer thereof in the name of the Agent or its nominee as the registered owner or (ii) the execution and delivery by the issuer thereof of an effective agreement, pursuant to which such issuer agrees that it will comply with instructions originated by the Agent or its nominee without further consent of the Grantor or any other person;

(c)

in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, (i) completion of all actions necessary to constitute the Agent or its nominee the entitlement holder with respect to each such security entitlement or (ii) the execution and delivery by the relevant securities intermediary of an effective Account Control Agreement pursuant to which such securities intermediary agrees to comply with entitlement orders originated by the Agent or its nominee without further consent of the Grantor or any other person; and

(d)

in each case such additional or alternative procedures as may hereafter become reasonably appropriate to grant control of, or otherwise perfect a security interest in, any Collateral in favour of the Agent or its nominee.

“Deposit Account” means all “deposit accounts” as defined in Article 9 of the UCC, and shall include, without limitation, all of the accounts listed on Schedule 1 hereto under the heading “Deposit Accounts” together, in each case, with all funds held therein.

“Equity Interests” (means, with respect to any person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents, including membership interests (however designated, whether voting or non-voting) of the equity of such person, including, if such person is a partnership, partnership interests (whether general or limited), if such person is a limited liability company, membership interests, and, if such person is a trust, all beneficial interests therein, and shall also include any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of property of, such corporation, partnership, limited liability company or trust, whether outstanding on the date hereof or issued on or after the date hereof.

“Excluded Assets” means (i) any permit, lease, license, contract or agreement to which any Grantor is a party or any of its rights or interests thereunder if and only to the extent that the grant of a security interest hereunder (a) is prohibited by or a violation of any law, rule or regulation applicable to such Grantor or (b) shall constitute or result in a breach of a term or provision of, or the termination of or a default under the terms of, such permit, lease, license, contract or agreement (other than to the extent that any such law, rule, regulation, term or provision would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC of any relevant jurisdiction or any other applicable law (including any debtor relief law or principle of equity); provided, however, that such permit, lease, license, contract or agreement shall not have been entered into contemplation of and for the purpose of avoiding such Grantor’s obligation to otherwise grant a security interest as contemplated hereby, such Grantor shall use commercially reasonable efforts to obtain any requisite third-party consent or approvals under the foregoing clauses (a) and (b) so that such Grantor may otherwise grant a security interest hereunder and the Collateral shall include (and such security interest shall attach and the definition of Excluded Assets shall not then include) immediately at such time as the contractual or legal provisions referred to above shall no longer be applicable and to the extent severable, and shall attach immediately to any portion of such permit, lease, license, contract or agreement not subject to the provisions specified in clauses (a) or (b) above, (ii) property owned by any Grantor that is subject to a purchase money lien or capital lease permitted under the Secured Debt Documents if the agreement pursuant to which such lien is granted (or the document providing for such capital lease) prohibits, or requires the consent of any person other than the Grantors which has not been obtained as a condition to, the creation of any other lien on such property; (iii) the Series C Preferred Units issued by Meritage Midstream Services II, LLC, a Delaware limited liability company (“MM”), and the Series A Units issued by Ozona CCS LLC, a Delaware limited liability company (“Ozona”), in each case, owned by any Grantor from time to time so long as and solely to the extent prohibited by, or the pledge of which shall result in a breach of a term or provision of, the organizational documents of MM or Ozona, as applicable; provided that such Series C Preferred Units and such Series A Units shall not be pledged by any Grantor to secure any debt for borrowed money so long as constituting Excluded Assets; provided, further that upon an Actionable Default, if any, EES shall use commercially reasonable efforts to obtain consent from MM or Ozona, as applicable, and any other applicable Person to the pledge contemplated hereunder and any transfer upon foreclosure; provided further that the exclusions referred to in clauses (i), (ii) and (iii) of this definition shall not include any Proceeds of such permit, lease, license, contract, units or agreement or property (other than in-kind distributions of such units in MM so long as subject to the restrictions described in clause (iii)); (iv) any “intent-to-use” application for registration of a Trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “Amendment to Allege Use” pursuant to Section 1(c) of the Lanham Act with respect thereto, solely to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application under applicable federal law and (v) Equity Interests in any Subsidiary of any Grantor (other than a wholly owned Subsidiary) acquired after the Closing Date to the extent the grant of a security interest pursuant to this Agreement is prohibited by the terms of the organizational documents or any joint venture agreement of such Subsidiary and such prohibition (a) existed at the time such Subsidiary was acquired and (b) was not created in anticipation or contemplation thereof.

“Excluded Swap Obligations” shall have the meaning given to such term in that certain Guarantee, dated as of the date hereof, by and among the guarantors party thereto from time to time, as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“General Intangibles” means all “general intangibles” as such term is defined in Section 9-102(a)(42) of the UCC and, in any event, shall include, without limitation, with respect to any Grantor, all rights of such Grantor to receive any tax refunds, all Hedge Agreements, contracts, agreements, instruments and indentures and all licenses, permits, concessions, franchises and authorizations issued by Governmental Authorities in any form, and portions thereof, to which such Grantor is a party or under which such Grantor has any right, title or interest or to which such Grantor or any property of such Grantor is subject, as the same may from time to time be amended, supplemented, replaced or otherwise modified, including, without limitation, (i) all rights of such Grantor to receive moneys due and to become due to it thereunder or in connection therewith, (ii) all rights of such Grantor to receive proceeds of any insurance, indemnity, warranty or guaranty with respect thereto, (iii) all rights of such Grantor to damages arising thereunder, and (iv) all rights of such Grantor to terminate and to perform, compel performance and to exercise all remedies thereunder.

“Indenture” has the meaning set out in the recitals.

“Intellectual Property” means, with respect to any Grantor, the collective reference to all rights, priorities and privileges relating to intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including, without limitation, Copyrights, Copyright Licenses, Patents, Patent Licenses, Trademarks, Trademark Licenses, Trade Secrets and Trade Secret Licenses, and all rights to sue or otherwise recover for any past, present and future infringement, dilution, misappropriation, or other violation or impairment thereof, including the right to receive all Proceeds therefrom, including without limitation license fees, royalties, income payments, claims, damages and proceeds of suit, now or hereafter due and/or payable with respect thereto.

“Intellectual Property Security Agreements” means, collectively, the Copyright Security Agreement substantially the form of Exhibit B-1, the Patent Security Agreement substantially in the form of Exhibit B- 2, and the Trademark Security Agreement substantially in the form of Exhibit B-3.

“Intercompany Note” means any promissory note evidencing loans made by any Grantor to any Borrower or any of its direct or indirect Subsidiaries.

“Investment Property” means the collective reference to (i) all “investment property” as such term is defined in Section 9-102(a)(49) of the UCC including, without limitation, all Certificated Securities and Uncertificated Securities, all Security Entitlements, all Securities Accounts, all Commodity Contracts and all Commodity Accounts (other than any Excluded Assets), (ii) all security entitlements, in the case of any United States Treasury book-entry securities, as defined in 31 C.F.R. section 357.2, or, in the case of any United States federal agency book-entry securities, as defined in the corresponding United States federal regulations governing such book-entry securities, and (iii) whether or not constituting “investment property” as so defined, all Pledged Securities.

“Patents” means, with respect to any Grantor, all of such Grantor’s right, title and interest in and to all patentable inventions and designs, all United States, foreign, and multinational patents, certificates of invention, and similar industrial property rights, and applications for any of the foregoing, including, without limitation, (i) each patent and patent application listed on Schedule 3, (ii) all reissues, substitutes, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations thereof, (iii) all inventions and improvements described and claimed therein, (iv) all rights to sue or otherwise recover for any past, present and future infringement or other violation thereof, (v) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages, proceeds of suit and other payments now or hereafter due and/or payable with respect thereto, and (vi) all other rights accruing thereunder or pertaining thereto throughout the world.

“Patent Licenses” means all written agreements, licenses and covenants providing for the grant to or from a Grantor of any right in or to any Patent or otherwise providing for a covenant not to sue for infringement or other violation of any Patent (including, without limitation, those listed on Schedule 3).

“Pledged Debt Securities” means all debt securities now owned or hereafter acquired by any Grantor together with any other certificates, options, rights or security entitlements of any nature whatsoever in respect of the debt securities of any person that may be issued or granted to, or held by, any Grantor while this Agreement is in effect.

“Pledged Equity Interests” means all Equity Interests, and shall include Pledged LLC Interests, Pledged Partnership Interests and Pledged Stock; provided, however, that in no event shall “Pledged Equity Interests” include any Excluded Assets.

“Pledged LLC Interests” means all membership interests and other interests now owned or hereafter acquired by any Grantor in any limited liability company and the certificates, if any, representing such limited liability company interests and any interest of such Grantor on the books and records of such limited liability company and any securities entitlements relating thereto and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such limited liability company interests and any other warrant, right or option or other agreement to acquire any of the foregoing, all management rights, all voting rights, any interest in any capital account of a member in such limited liability company, all rights as and to become a member of the limited liability company, all rights of the Grantor under any shareholder or voting trust agreement or similar agreement in respect of such limited liability company, all of the Grantor’s right, title and interest as a member to any and all assets or properties of such limited liability company, and all other rights, powers, privileges, interests, claims and other property in any manner arising out of or relating to any of the foregoing; provided, however, that Pledged LLC Interests shall not include any Excluded Assets.

“Pledged Notes” means all promissory notes now owned or hereafter acquired by any Grantor and all Intercompany Notes.

“Pledged Partnership Interests” means all partnership interests and other interests now owned or hereafter acquired by any Grantor in any general partnership, limited partnership, limited liability partnership or other partnership and the certificates, if any, representing such partnership interests, and any interest of such Grantor on the books and records of such partnership and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such partnership interests and any other warrant, right or option to acquire any of the foregoing, all management rights, all voting rights, any interest in any capital account of a partner in such partnership, all rights as and to become a partner of such partnership, all of the Grantor’s rights, title and interest as a partner to any and all assets or properties of such partnership, and all other rights, powers, privileges, interests, claims and other property in any manner arising out of or relating to any of the foregoing; provided, however, that Pledged Partnership Interests shall not include any Excluded Assets.

“Pledged Securities” means the collective reference to the Pledged Debt Securities, the Pledged Notes and the Pledged Equity Interests regardless of whether constituting Securities under the UCC.

“Pledged Stock” means all shares of capital stock now owned or hereafter acquired by such Grantor and the certificates, if any, representing such shares and any interest of such Grantor in the entries on the books of the issuer of such shares and all dividends, distributions, cash, warrants, rights, options, instruments, securities and other property or proceeds from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such shares and any other warrant, right or option to acquire any of the foregoing; provided, however, that Pledged Stock shall not include any Excluded Assets.

“Proceeds” means all “proceeds” as such term is defined in Section 9-102(a)(64) of the UCC and, in any event, shall include, without limitation, all dividends or other income from the Pledged Securities, collections thereon and distributions or payments with respect thereto.

“Receivable” means all Accounts and any other any right to payment for goods or other property sold, leased, licensed or otherwise disposed of or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper or classified as a Payment Intangible and whether or not it has been earned by performance. References herein to Receivables shall include any Supporting Obligation or collateral securing such Receivable.

“Receiver” has the meaning set out in Section 6.1(a)(i).

“Secured Obligations” means all Secured Obligations as defined in the Collateral Agent Agreement; provided, however, that for the purposes of this Agreement, Secured Obligations shall not include any Excluded Swap Obligations.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Trademark Licenses” means all written agreements, licenses and covenants providing for the grant to or from a Grantor of any right in or to any Trademark or otherwise providing for a covenant not to sue for infringement, dilution, or other violation of any Trademark or permitting co-existence with respect to a Trademark (including, without limitation, those listed on Schedule 3).

“Trademarks” means, with respect to any Grantor, all of such Grantor’s right, title and interest in and to all domestic, foreign and multinational trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade dress, trade styles, logos, Internet domain names, other indicia of origin or source identification, and general intangibles of a like nature, whether registered or unregistered, and, with respect to any and all of the foregoing, (i) all registrations and applications for registration thereof including, without limitation, the registrations and applications listed on Schedule 3, (ii) all extensions and renewals thereof, (iii) all of the goodwill of the business connected with the use of and symbolized by any of the foregoing, (iv) all rights to sue or otherwise recover for any past, present and future infringement, dilution, or other violation thereof, (iv) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages, proceeds of suit and other payments now or hereafter due and/or payable with respect thereto, and (v) all other rights of any kind accruing thereunder or pertaining thereto throughout the world.

“Trade Secrets” means, with respect to any Grantor, all of such Grantor’s right, title and interest in and to (i) all trade secrets and all confidential and proprietary information, including know-how, manufacturing and production processes and techniques, inventions, research and development information, technical data, financial, marketing and business data, pricing and cost information, business and marketing plans, and customer and supplier lists and information, and with respect to any and all of the foregoing (i) all rights to sue or otherwise recover for any past, present and future misappropriation or other violation thereof, (ii) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages, proceeds of suit and other payments now or hereafter due and/or payable with respect thereto, and (iii) all other rights of any kind accruing thereunder or pertaining thereto throughout the world.

“Trade Secret Licenses” means all written agreements, licenses and covenants providing for the grant to or from a Grantor of any right in or to any Trade Secret or otherwise providing for a covenant not to sue for misappropriation or other violation of a Trade Secret.

“Transfer Documents” means, with respect to the transfer of Pledged Securities, stock transfers, powers of attorney or other instruments of transfer, in each case, executed in blank and in form and substance as may be required (from time to time) by the Agent, acting reasonably.

“Trustee” has the meaning set out in the recitals.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” means the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

“Vehicles” means all cars, trucks, trailers, construction and earth moving equipment and other Equipment of any nature covered by a certificate of title law of any jurisdiction.

1.2	Definitions used in the Collateral Agent Agreement

Capitalized terms used herein without express definition shall, unless something in the subject matter or context is inconsistent therewith, have the same meanings as are ascribed to such terms in the Collateral Agent Agreement.

1.3	UCC Definitions

The following terms which are defined in the UCC are used herein as so defined (and if defined in more than one article of the UCC shall have the meaning specified in Article 9 thereof): Accounts, Account Debtor, As-Extracted Collateral, Authenticate, Certificated Security, Chattel Paper, Commodity Account, Commodity Contract, Commodity Intermediary, Documents, Electronic Chattel Paper, Entitlement Order, Equipment, Farm Products, Financial Asset, Fixtures, Goods, Health-Care-Insurance Receivable, Instruments, Inventory, Letter of Credit Rights, Manufactured Homes, Money, Payment Intangibles, Securities Account, Securities Intermediary, Security, Security Entitlement, Supporting Obligations, Tangible Chattel Paper and Uncertificated Security.

1.4	Headings and References

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, reference herein to Articles and Sections are to Articles and Sections of this Agreement.

1.5	Included Words

In this Agreement words importing the singular number only shall include the plural and vice versa, words importing any gender shall include all genders, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.6	References to Statutes and Documents; Successors

In this Agreement:

(a)

any reference to a statute will include and will be deemed to be a reference to the regulations made pursuant to it, and to all amendments made to the statute and regulations in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing or superseding the statute referred to or the relevant regulation;

(b)	references herein to any document, instrument or agreement means such document, instrument or agreement as originally executed, as modified, amended, supplemented or restated from time to time; and

(c)	any reference to a person will include and will be deemed to be a reference to any person that is a successor to that person.

1.7	Schedules

Any schedule to this Agreement is incorporated by reference and shall be deemed to be part of this Agreement.

ARTICLE 2

GRANT OF SECURITY

2.1	Security

Each Grantor hereby grants to the Agent, for the benefit of the Secured Parties, a security interest in, all of the following property of such Grantor, in each case, wherever located and now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of such Grantor’s Secured Obligations:

(a)	all Accounts, including all Receivables;

(b)	all Chattel Paper;

(c)	all Deposit Accounts;

(d)	all Documents;

(e)	all Equipment;

(f)	all General Intangibles;

(g)	all Instruments;

(h)	all Insurance;

(i)	all Intellectual Property;

(j)	all Inventory;

(k)	all Investment Property;

(l)	all Letter of Credit Rights;

(m)	all Money;

(n)	all Pledged Equity Interests;

(o)	all Vehicles;

(p)	all Goods not otherwise described above;

(q)

all books, records, ledger cards, files, correspondence, customer lists, blueprints, technical specifications, manuals, computer software, computer printouts, tapes, disks and other electronic storage media and related data processing software and similar items that at any time evidence or contain information relating to any of the Collateral or are otherwise necessary or helpful in the collection thereof or realization thereupon;

(r)	all commercial tort claims now or hereinafter described on Schedule 5; and

(s)

to the extent not otherwise included, all other property of such Grantor and all Proceeds, products, accessions, rents and profits of any and all of the foregoing and all collateral security, Supporting Obligations and guarantees given by any person with respect to any of the foregoing.

Notwithstanding anything to the contrary in this Agreement, none of the Excluded Assets shall constitute Collateral, and the security interest hereunder in the Pledged Equity Interests of Enerflex (Thailand) Limited, an entity organized under the laws of Thailand, shall solely be effective on the earlier of (x) the execution and delivery by the applicable Grantors of a security agreement, collateral agreement, pledge agreement or similar agreement governed by the laws of Thailand with respect to the Equity Interests of Enerflex (Thailand) Limited and (y) ninety (90) days after the date hereof.

Notwithstanding anything herein to the contrary, (i) each Grantor shall remain liable for all obligations under the Collateral and nothing contained herein is intended or shall be a delegation of duties to the Agent or any Secured Party, and (ii) each Grantor shall remain liable under each of the agreements included in the Collateral, including, without limitation, any Receivables and any agreements relating to Pledged Partnership Interests or Pledged LLC Interests, to perform all of the obligations undertaken by it thereunder all in accordance with and pursuant to the terms and provisions thereof and neither the Agent nor any Secured Party shall have any obligation or liability under any of such agreements by reason of or arising out of this Agreement or any other document related thereto nor shall the Agent or any Secured Party have any obligation to make any inquiry as to the nature or sufficiency of any payment received by it or have any obligation to take any action to collect or enforce any rights under any agreement included in the Collateral, including, without limitation, any agreements relating to any Receivables, Pledged Partnership Interests or Pledged LLC Interests.

2.2	Security Interest Absolute

The security interests granted hereby and all rights of the Agent hereunder and all obligations of each Grantor hereunder are unconditional and absolute and independent and separate from any other security for the Secured Obligations, whether executed by such Grantor or any other person.

2.3	Continuing Liability of Grantors

This Agreement and the security interests granted hereby are granted as collateral security only and will not subject the Agent or the other Beneficiaries to, or transfer or in any way affect or modify, any obligation or liability of any Grantor with respect to any of the Collateral or any transaction in connection therewith.

2.4	Delivery of Investment Property Collateral; Registration in Name of Agent

Subject to Section 2.5, if any of the Collateral is or shall become evidenced or represented by any Instrument, Certificated Security, Negotiable Document or Tangible Chattel Paper, such Instrument (other than checks received in the ordinary course of business), Certificated Security, Negotiable Document or Tangible Chattel Paper shall be promptly (and in an event within 10 Business Days or such later period as may be agreed by the Agent) delivered to the Agent, duly endorsed in a manner satisfactory to the Agent, to be held as Collateral pursuant to this Agreement. If any of the Collateral is or shall become evidenced or represented by an Uncertificated Security, such Grantor shall cause the issuer thereof either (i) to register the Agent as the registered owner of such Uncertificated Security, upon original issue or registration of transfer or (ii) to agree in writing with such Grantor and the Agent that such issuer will comply with instructions with respect to such Uncertificated Security originated by the Agent without further consent of such Grantor, such agreement to be in substantially the form of Exhibit A.

2.5	Subsequently Acquired Investment Property Collateral

To the extent any Grantor has or acquires, by way of amalgamation or otherwise, any additional Investment Property Collateral at any time or from time to time after the date hereof, such Investment Property Collateral will automatically (and without any further action being required to be taken by the Agent or the other Beneficiaries) be subject to the security interest created hereby. Such Grantor will take, or cause to be taken, to the extent it has previously received a request of the Agent to have Investment Property Collateral Delivered to it pursuant to Section 2.4, as promptly as practicable and, in any event within 10 Business Days (or such later period as may be agreed by the Agent) after it obtains such additional Investment Property Collateral, in each case, all steps and actions as the Agent deems necessary to ensure that the additional Investment Property Collateral is Delivered to the Agent, including, without limitation, delivery to the Agent of any security certificates comprising such additional Investment Property Collateral, accompanied by Transfer Documents and Account Control Agreements in the case of Collateral constituting security entitlements in respect of financial assets deposited in or credited to a securities account, all in form and substance satisfactory to the Agent, acting reasonably.

2.6	Attachment of Security Interest

Each Grantor acknowledges that the security interest hereby created attaches upon the execution of this Agreement (or in the case of any future property, upon the date such Grantor has any rights therein), that value has been given by the Beneficiaries and that such Grantor has, or in the case of future property will have, rights in the Collateral or the power to transfer rights in the Collateral to the Agent.

ARTICLE 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE GRANTORS

3.1	Representations and Warranties

Each Grantor hereby represents and warrants to the Agent and the other Beneficiaries that (and acknowledges that the Agent and the other Beneficiaries are relying on the same):

(a)

no Investment Property Collateral is in the possession or control of any person asserting a claim thereto or Security Interest therein, except that the Agent or its nominee or a securities intermediary acting on its behalf may have possession or control of the Investment Property Collateral;

(b)	each of the representations and warranties expressed to be applicable to it in the Secured Debt Documents are true and correct;

(c)

Name; Jurisdiction of Organization, Etc. Such Grantor’s exact legal name (as indicated on the public record of such Grantor’s jurisdiction of formation or organization), jurisdiction of organization, organizational identification number, if any, and the location of such Grantor’s chief executive office or sole place of business are specified on Schedule 2. Except as specified on Schedule 2, it has not changed its name, jurisdiction of organization, chief executive office or sole place of business (if applicable) or its corporate structure in any way (e.g. by merger, consolidation, change in corporate form or otherwise) within the past five years and has not within the last five years become bound (whether as a result of merger or otherwise) as Grantor under a security agreement entered into by another person, which has not heretofore been terminated. Unless otherwise stated on Schedule 2, no Grantor is a transmitting utility as defined in UCC § 9-102(a)(80);

(d)

Special Collateral; Excluded Collateral. None of the Collateral constitutes, or is the Proceeds of, (1) Farm Products, (2) As-Extracted Collateral, (3) Manufactured Homes, (4) Health-Care Insurance Receivables, (5) timber to be cut, or (6) aircraft engines, satellites, ships or railroad rolling stock;

(e)	Commercial Tort Claims. No Grantor has any commercial tort claims in excess of $10,000,000 other than those described on Schedule 5;

(f)

Investment Property. Schedule 1 hereto sets forth under the headings “Pledged Stock”, “Pledged LLC Interests” and “Pledged Partnership Interests”, respectively, all of the Pledged Stock, Pledged LLC Interests and Pledged Partnership Interests owned by any Grantor as of the date hereof and such Pledged Equity Interests constitute the percentage of issued and outstanding shares of stock, percentage of membership interests or percentage of partnership interests of the respective issuers thereof indicated on such Schedule. Schedule 1 hereto sets forth under the heading “Pledged Debt Securities” or “Pledged Notes” all of the Pledged Debt Securities and Pledged Notes owned by any Grantor. Schedule 1 hereto sets forth under the headings “Securities Accounts,” “Commodity Accounts,” and “Deposit Accounts,” respectively, all of the Securities Accounts, Commodity Accounts and Deposit Accounts in which each Grantor has an interest. Each Grantor is the sole entitlement holder or customer of each such account, and such Grantor has not consented to, and is not otherwise aware of, any person (other than the Agent pursuant hereto) having “control” (within the meanings of Sections 8-106, 9-106 and 9-104 of the UCC) over, or any other interest in, any such Securities Account, Commodity Account or Deposit Account or any securities, commodities or other property credited thereto. None of the Pledged LLC Interests or Pledged Partnership Interests are, or represent interests in entities that (a) are registered as investment companies, (b) are dealt in or traded on securities exchanges or markets or (c) have opted to be treated as securities under the UCC of any jurisdiction; and

(g)

Intellectual Property. Schedule 3 lists all of the following Intellectual Property, to the extent owned by each applicable Grantor in its own name: (i) issued Patents and pending Patent applications, (ii) registered Trademarks and applications for the registration of Trademarks, and (iii) registered Copyrights, and applications to register Copyrights. All such Intellectual Property is recorded in the name of such Grantor.

(h)	Letters of Credit. No Grantor is a beneficiary or assignee under any letter of credit other than the letters of credit described on Schedule 4.

3.2	Covenants

Each Grantor covenants and agrees with Agent, for the benefit of itself and the other Beneficiaries that it:

(a)

will not (i) change its legal name, jurisdiction of organization or the location of its chief executive office or sole place of business, if applicable (except to locations where all registrations, filings and recordings necessary or desirable to preserve, protect and perfect the security interest hereunder have previously been made and completed, as determined by Lenders’ Counsel, acting reasonably), in each case, without giving 15 days’ prior written notice thereof (or such shorter period as may be agreed by the Agent) to the Agent (or such shorter period of time as may be agreed to by the Agent);

(b)

such Grantor agrees that, should it hereafter (i) obtain an ownership interest in any item of Intellectual Property, (ii) obtain an exclusive license to any Copyrights, (iii) (either by itself or through any agent, employee, licensee, or designee) file any application for the registration or issuance of any Intellectual Property with the United States Patent and Trademark Office, the United States Copyright Office, or any similar office or agency in any other country or in any political subdivision of any of the foregoing, or (iv) should it file a Statement of Use or an Amendment to Allege Use with respect to any “intent-to-use” Trademark application (the items in clauses (i), (ii) (iii) and (iv), collectively, the “After- Acquired Intellectual Property”), then the provisions of Section 2 shall automatically apply thereto, and any such After-Acquired Intellectual Property shall automatically become part of the Collateral, and such Grantor shall give prompt (and, in any event within 90 days (or such later period as may be agreed by the Agent) after the last day of the fiscal year in which such Grantor acquires such ownership interest) written notice thereof to the Agent in accordance herewith, and shall provide the Agent promptly (and, in any event within 90 days (or such later period as may be agreed by the Agent) after the last day of the fiscal year in which such Grantor acquires such ownership interest) with an amended Schedule 3 hereto and promptly take the actions specified in Section 3.2(c) with respect thereto;

(c)

such Grantor shall execute Intellectual Property Security Agreements with respect to the Intellectual Property included in the Collateral as of the date hereof, as well as any After- Acquired Intellectual Property, in substantially the form of Exhibits B-1, B-2, or B-3, as applicable, in order to record the security interest granted herein to the Agent for the benefit of the Secured Parties with the United States Patent and Trademark Office or the United States Copyright Office, as applicable, and such Grantor shall promptly execute and deliver, and have recorded, any and all other agreements, instruments, documents, and papers as the Agent may reasonably request to evidence the Secured Parties’ security interest in any such Intellectual Property with any other applicable offices, agencies, or Governmental Authorities;

(d)

within thirty (30) days (or such later period as may be agreed by the Agent) after the date of obtaining any letter of credit rights other than in respect of the letters of credit described on Schedule 4 hereto, each Grantor shall provide the Agent with an amended or supplemented Schedule 4 to reflect such additional letters of credit;

(e)

within thirty (30) days (or such later period as may be agreed by the Agent) after the date of any additional commercial tort claims arising since Schedule 5 was last delivered, each Grantor shall provide the Agent with an amended or supplemented Schedule 5 to reflect such additional commercial tort claims;

(f)

if and to the extent that the delivery of certificates of title is required by the Secured Debt Documents, within thirty (30) days after the date hereof, and, with respect to any Vehicles acquired by such Grantor subsequent to the date hereof, within thirty (30) days after the date of acquisition thereof, all applications for certificates of title or ownership indicating the Agent’s first priority security interest in the Vehicle covered by such certificate, and any other necessary documentation, shall be filed in each office in each jurisdiction which the Agent shall deem advisable to perfect its security interests in the Vehicles;

(g)	shall be bound by all covenants and agreements in the Secured Debt Documents that are expressed to be applicable to it on the terms set forth therein; and

(h)

subject to the Secured Debt Documents, each Grantor shall maintain Deposit Accounts and Securities Accounts located in the United States only with financial institutions that have agreed to comply with entitlement orders and instructions issued or originated by the Agent without further consent of such Grantor and have entered into an Account Control Agreement within 30 days (or such later date as may be agreed to by the Agent in writing (acting pursuant to an Act of Instructing Debtholders)) after the later of, as applicable, (x) the date hereof and (y) the opening, acquisition or otherwise owning of the applicable Deposit Account or Securities Account, such Account Control Agreement to be in form and substance reasonably satisfactory to the Agent.

ARTICLE 4

ACCOUNT DEBTORS

4.1	Notification of Account Debtors

If an Actionable Default has occurred and is continuing, the Agent may give notice of this Agreement and the security interest granted hereby to any account debtors of any Grantor or to any other person liable to any Grantor and may give notice to any such account debtors or other person to make all further payments to the Agent, and, after the occurrence and during the continuance of an Actionable Default, any payment or other proceeds of Collateral received by any Grantor from account debtors or from any other person liable to any Grantor whether before or after any notice is given by the Agent shall be held by such Grantor in trust for the Agent and forthwith paid over to the Agent on request.

ARTICLE 5

DEALINGS WITH INVESTMENT PROPERTY COLLATERAL

5.1	Rights and Duties of Agent

(a)

The Agent may perform any of its rights and duties hereunder by or through agents and is entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder.

(b)

In the holding of the Investment Property Collateral, the Agent and any nominee on its behalf is only bound to exercise the same degree of care as the Agent would exercise with respect to similar property of its own of similar value held in the same place.

(c)

The powers conferred on the Agent hereunder with respect to Investment Property Collateral are solely to protect its interest in the Investment Property Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Investment Property Collateral in its or its nominees’ possession and the accounting for moneys actually received by it or its nominees thereunder, the Agent shall have no duty as to any Investment Property Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Investment Property Collateral and no such duties shall be implied as arising hereunder.

(d)

[1]Each Grantor which is an issuer of Pledged Equity Interests agrees that (i) it will be bound by the terms of this Agreement relating to the Pledged Equity Interests issued by it and will comply with such terms insofar as such terms are applicable to it and (ii) the terms of Sections 5.3(d) shall apply to it, mutatis mutandis, with respect to all actions that may be required of it pursuant to Section 5.3(d) with respect to the Pledged Equity Interests issued by it. In addition, each Grantor which is either an issuer or an owner of any Pledged Equity Interests hereby consents to the grant by each other Grantor of the security interest hereunder in favor of the Agent and to the transfer of any Pledged Equity Interest to the Agent or its nominee following an Actionable Default and to the substitution of the Agent or its nominee as a partner, member or shareholder or other equity holder of the Issuer of the related Pledged Equity Interest.

5.2	Voting and Other Rights

(a)

Unless an Actionable Default has occurred which is continuing, each Grantor is entitled to exercise, either directly or, if the Investment Property Collateral is registered in the name of the Agent or its nominee, by power of attorney or proxy, all the rights and powers of a holder of such Investment Property Collateral including the voting rights from time to time exercisable in respect of the Investment Property Collateral and to give proxies, consents, ratifications and waivers in respect thereof. If the Investment Property Collateral has been registered in the name of the Agent or its nominee, the Agent will execute and deliver (or cause to be executed and delivered) to each Grantor such proxies, directions and other instruments as such Grantor may request, in writing at the Grantor’s expense, for the purpose of giving effect to the foregoing. No such action may be taken by such Grantor if it would be prejudicial to the interests of any of the Beneficiaries or would violate or be inconsistent with this Agreement, the Credit Agreement, the Indenture, the Collateral Agent Agreement or any other Secured Debt Document or would have the effect of reducing the value of the Investment Property Collateral as security for the Secured Obligations or would have the effect of imposing any restriction on the transferability of any of the Investment Property Collateral.

(b)

Upon the occurrence of an Actionable Default which is continuing, the Agent may give any Grantor a notice prohibiting such Grantor from exercising the rights and powers of a holder of the Investment Property Collateral, including the voting rights in respect of the Investment Property Collateral, at which time all such rights of such Grantor will cease immediately and the Agent will have the right to exercise the rights and powers related to such Investment Property Collateral, including the right to vote.

(c)

Without the prior written consent of the Agent, each Grantor will not cause or permit any issuer of any Pledged Partnership Interests or Pledged LLC Interests which are not securities (for purposes of the UCC) on the date hereof to elect or otherwise take any action to cause such Pledged Partnership Interests or Pledged LLC Interests to be treated as securities for purposes of the UCC; provided, however, that notwithstanding the foregoing, if any issuer of any Pledged Partnership Interests or Pledged LLC Interests takes any such action in violation of the foregoing, such Grantor shall promptly notify the Agent in writing of any such election or action and, in such event, shall take all steps necessary or advisable to establish the Agent’s “control” thereof.

5.3	Distributions

(a)	Unless an Actionable Default has occurred which is continuing:

(i)	each Grantor is entitled to receive all dividends, distributions, interest payments or other payments in respect of the Investment Property Collateral; and

(ii)

if the Investment Property Collateral has been registered in the name of the Agent or its nominee, the Agent will execute and deliver (or cause to be executed and delivered) to such Grantor all directions and other instruments as such Grantor may request, in writing at such Grantor’s expense, for the purpose of enabling such Grantor to receive the dividends, distributions, interest payments or other payments that such Grantor is authorized to receive pursuant to Section 5.3(a)(i) above.

[1]	NTD: this provision should be unobjectionable and doesn’t put any burden or obligation on a grantor that is also an issuer.

(b)

Upon the occurrence of an Actionable Default which is continuing, all rights of each Grantor pursuant to Section 5.3(a) will cease and the Agent will have the sole and exclusive right and authority to receive and retain all payments that such Grantor would otherwise be authorized to retain pursuant to Section 5.3(a). All money and other property received by the Agent pursuant to the provisions of this Section 5.3(b) may be applied on account of the Secured Obligations or may be retained by the Agent as additional Collateral hereunder and be applied in accordance with the provisions of this Agreement. All payments which are received by such Grantor contrary to the provisions of this Section 5.3(b) will be held by such Grantor in trust for the benefit of the Agent and the other Beneficiaries, will be segregated from other property or funds of such Grantor and will be forthwith paid or Delivered, as applicable, to the Agent or its nominee to be applied on account of the Secured Obligations or to hold as Collateral, as the Agent may see fit, subject to the relevant provisions of the Collateral Agent Agreement.

(c)

If such Grantor shall become entitled to receive or shall receive any stock or other ownership certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), or option or rights in respect of the capital stock or other Pledged Equity Interest of any issuer thereof, whether in addition to, in substitution of, as a conversion of, or in exchange for, any shares of or other ownership interests in the Pledged Equity Interests, or otherwise in respect thereof, such Grantor shall accept the same as the agent of the Secured Parties, hold the same in trust for the Secured Parties and deliver the same forthwith to the Agent in the exact form received, duly endorsed by such Grantor to the Agent, if required, together with an undated stock power covering such certificate duly executed in blank by such Grantor and with, if the Agent so requests, signature guaranteed, to be held by the Agent, subject to the terms hereof, as additional collateral security for the Secured Obligations. If an Actionable Default shall have occurred and be continuing, any sums paid upon or in respect of the Pledged Equity Interests upon the liquidation or dissolution of any Issuer shall be paid over to the Agent to be held by it hereunder as additional collateral security for the Secured Obligations, and in case any distribution of capital shall be made on or in respect of the Pledged Equity Interests or any property shall be distributed upon or with respect to the Pledged Equity Interests pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected security interest in favor of the Agent, be delivered to the Agent to be held by it hereunder as additional collateral security for the Secured Obligations. If an Actionable Default shall have occurred and be continuing and any sums of money or property so paid or distributed in respect of the Pledged Equity Interests shall be received by such Grantor, such Grantor shall, until such money or property is paid or delivered to the Agent, hold such money or property in trust for the Secured Parties, segregated from other funds of such Grantor, as additional collateral security for the Secured Obligations.

(d)

Each Grantor hereby authorizes and instructs each issuer of any Pledged Securities pledged by such Grantor hereunder to (i) comply with any instruction received by it from the Agent in writing that (x) states that an Actionable Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Grantor, and each Grantor agrees that each Issuer shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Pledged Securities directly to the Agent.

ARTICLE 6

REMEDIES

6.1	Remedies

(a)

Subject to the Collateral Agent Agreement, upon the occurrence and during the continuance of any Actionable Default any or all security granted hereby shall, at the option of the Agent, become immediately enforceable and, in addition to any right or remedy provided by law, the Agent will have the rights and remedies set out below and in the Collateral Agent Agreement, all of which rights and remedies will be enforceable successively, concurrently, or both, and are in addition to and not in substitution for any other rights or remedies the Beneficiaries may have:

(i)

the Agent may by appointment in writing appoint a receiver or receiver and manager (each herein referred to as the “Receiver”) of the Collateral (which term when used in this Section 6.1 shall include the whole or any part of the Collateral) and may remove or replace such Receiver from time to time or may institute proceedings in any court of competent jurisdiction for the appointment of a Receiver of the Collateral; and the term “Agent” when used in this Section 6.1 shall include any Receiver so appointed and the agents, officers and employees of such Receiver; and the Agent shall not be in any way responsible for any misconduct or negligence of any such Receiver;

(ii)

the Agent may take possession of the Collateral and require the Grantors to assemble the Collateral and deliver or make the Collateral available to the Agent at such place or places as may be specified by the Agent;

(iii)	the Agent may transfer any part of the Investment Property Collateral into the name of the Agent or its nominee if it has not already done so in accordance with Section 2.4;

(iv)

the Agent may exercise any voting rights attaching to any of the Investment Property Collateral (whether or not registered in the name of the Agent or its nominee) and give or withhold all consents, waivers and ratifications in respect thereof;

(v)

the Agent may exercise all rights of conversion, exchange or subscription, or any other rights, privileges or options pertaining to any of the Investment Property Collateral, including the right to exchange at its discretion any of the Investment Property Collateral upon the amalgamation, arrangement, merger, consolidation or other reorganization of the issuer of the Investment Property Collateral, all without liability except to account for property actually received by the Agent;

(vi)	the Agent may take such steps as it considers desirable to maintain, preserve or protect the Collateral;

(vii)	the Agent may carry on or concur in the carrying on of all or any part of the business of the Grantors;

(viii)	the Agent may enforce any rights of any Grantor in respect of the Collateral by any manner permitted by law;

(ix)

the Agent may realize upon, collect, sell, transfer, assign, give options to purchase, lease or otherwise dispose of any of the Collateral in such manner as may seem advisable to the Agent, including, without limitation, at public auction, by private tender, by private sale or otherwise either for cash or upon credit upon such terms and conditions as the Agent may determine and without notice to the Grantors unless required by law and may execute and deliver to the purchaser or purchasers of the Collateral or any part thereof a good and sufficient deed or conveyance or deeds or conveyances for the same, any officer or duly authorized representative of the Agent being hereby constituted the irrevocable attorney of the Grantors for the purpose of making such sale and executing such deeds or conveyances, and any such sale made as aforesaid shall be a perpetual bar both in law and in equity against the Grantors and all other persons claiming all or any part of the Collateral by, from, through or under the Grantors. For such purposes, each requirement relating thereto and prescribed by applicable laws or otherwise is hereby waived by the Grantors to the extent permitted by applicable laws and in any offer or sale of any of the Collateral by the Agent is authorized to comply with any limitation or restriction in connection with such offer or sale as the Agent may be advised by counsel is necessary in order to avoid any violation of applicable laws, or in order to obtain any required approval of the sale or of the purchase by any Governmental Authority. Such compliance will not result in such sale being considered or deemed not to have been made in a commercially reasonable manner nor will the Agent be liable or accountable to the Grantors for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction;

(x)

subject to requirements of applicable laws, the Beneficiaries may purchase any of the Collateral, whether in connection with a sale made under the power of sale herein contained or pursuant to judicial proceedings or otherwise;

(xi)

subject to requirements of applicable laws, the Agent may accept the Collateral in satisfaction or partial satisfaction of the Secured Obligations upon notice to the Grantors of its intention to do so in the manner required by law;

(xii)

the Agent may borrow money on the security of the Collateral for the purpose of the carrying on of the business of the Grantors or for the maintenance, preservation, protection or realization of the Collateral in priority to the security interest hereunder;

(xiii)

the Agent may perform any obligation, covenant or provision under the Security and the entire costs thereof are a charge on the Collateral and shall be added to the amounts due hereunder and shall be secured by the security interest hereunder;

(xiv)

the Agent may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Secured Obligations, all rights and remedies of a secured party under the UCC (whether or not the UCC applies to the affected Collateral) and all rights under any other applicable law or in equity;

(xv)

the Agent may enter upon, occupy and use all or any of the Collateral occupied by the Grantors and use all or any of the Collateral for such time as the Agent requires to facilitate the realization of the Collateral, free of charge, and the Agent and the other Beneficiaries will not be liable to the Grantors for any neglect in so doing (other than gross negligence or wilful misconduct on the part thereof) or in respect of any rent, charges, depreciation or damages in connection with such actions;

(xvi)

the Agent may charge on its own behalf and pay to others all amounts for expenses incurred and for services rendered in connection with the exercise of the rights and remedies of the Beneficiaries hereunder, including, without limiting the generality of the foregoing, reasonable legal, Receiver and accounting fees and expenses, and in every such case the amounts so paid together with all costs, charges and expenses incurred in connection therewith shall be added to and form part of the Secured Obligations hereby secured;

(xvii)

the Agent may discharge any claim, security interest, encumbrance or any rights of others that may exist or be threatened against the Collateral, and in every such case the amounts so paid together with all reasonable costs, charges and expenses incurred in connection therewith shall be added to the Secured Obligations hereby secured;

(xviii)

For purposes of bidding and making settlement or payment of the purchase price for all or a portion of the Collateral sold at any sale made in accordance with the UCC or other applicable laws, including, without limitation, any bankruptcy, insolvency or analogous laws, the Agent, as agent for and representative of the Secured Parties, shall be entitled to credit bid and use and apply the Secured Obligations (or any portion thereof) as a credit on account of the purchase price for any Collateral payable by the Agent at such sale, such amount to be apportioned ratably to the Secured Obligations of the Secured Parties in accordance with their pro rata share of such Secured Obligations;

(b)	The Agent and the other Beneficiaries may, subject to the terms of the Collateral Agent Agreement:

(i)	grant extensions of time,

(ii)	take and perfect or abstain from taking and perfecting security,

(iii)	give up securities,

(iv)	accept compositions or compromises,

(v)	grant releases and discharges, and

(vi)	release any part of the Collateral or otherwise deal with the Grantors, debtors and creditors of the Grantors, sureties and others and with the Collateral and other security as the Agent sees fit,

without prejudice to the liability of the Grantors to the Agent and the other Beneficiaries or the Beneficiaries’ rights hereunder.

(c)

The Beneficiaries shall not be liable or responsible for any failure to seize, collect, realize, or obtain payment with respect to the Collateral and shall not be bound to institute proceedings or to take other steps for the purpose of seizing, collecting, realizing or obtaining possession or payment with respect to the Collateral or for the purpose of preserving any rights of the Agent, the Grantors or any other person, in respect of the Collateral.

(d)

The Agent shall apply any proceeds of realization of the Collateral to payment of reasonable expenses in connection with the preservation and realization of the Collateral as above described and the Agent shall apply any balance of such proceeds to payment of the Secured Obligations in accordance with the Collateral Agent Agreement. If the disposition of the Collateral fails to satisfy the Secured Obligations secured by this Agreement and the aforesaid expenses, the Grantors will be liable to pay any deficiency to the Agent and the other Beneficiaries forthwith on demand. Subject to the requirements of applicable law, any surplus realized in excess of the Secured Obligations shall be paid over to the Grantors.

(e)

Any Receiver shall be entitled to exercise all rights and powers of the Agent hereunder. To the extent permitted by law, any Receiver shall for all purposes be deemed to be the agent of the Grantors and not of the Agent and the Grantors shall be solely responsible for the Receiver’s acts or defaults and remuneration.

(f)

Each Grantor agrees that, to the extent notice of sale shall be required by law, at least 10 days’ notice to such Grantor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification. The Agent shall not be obligated to make any sale of Collateral regardless of notice of sale having been given. The Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. The Agent may sell the Collateral without giving any warranties as to the Collateral. The Agent may specifically disclaim or modify any warranties of title or the like. The foregoing will not be considered to adversely affect the commercial reasonableness of any sale of the Collateral. Each Grantor agrees that it would not be commercially unreasonable for the Agent to dispose of the Collateral or any portion thereof by using Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets. Each Grantor hereby waives any claims against the Agent arising by reason of the fact that the price at which any Collateral may have been sold at such a private sale was less than the price which might have been obtained at a public sale, even if the Agent accepts the first offer received and does not offer such Collateral to more than one offeree. Each Grantor further agrees, at the Agent’s request, to assemble the Collateral and make it available to the Agent at places which the Agent shall reasonably select, whether at such Grantor’s premises or elsewhere. The Agent shall have the right to enter onto the property where any Collateral is located without any obligation to pay rent and take possession thereof with or without judicial process. The Agent shall have no obligation to marshal any of the Collateral.

(g)

Each Grantor recognizes that the Agent may be unable to effect a public sale of any or all of the Pledged Equity Interests or the Pledged Debt Securities by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Each Grantor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. The Agent shall be under no obligation to delay a sale of any of the Pledged Equity Interests or the Pledged Debt Securities for the period of time necessary to permit the issuer thereof to register such securities for public sale under the Securities Act, or under applicable state securities laws, even if such issuer would agree to do so.

(h)

Each Grantor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay its Secured Obligations and the fees and disbursements of any attorneys employed by any Secured Party to collect such deficiency.

6.2	Power of Attorney

Each Grantor hereby appoints the Agent as attorney of such Grantor, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Agent’s discretion at any time after the occurrence and during the continuance of an Actionable Default, to take any and all actions authorized or permitted to be taken by the Agent under this Agreement or by applicable laws and to: (a) execute and deliver all instruments and other documents and do all such further acts and things as may be reasonably required by the Agent to enforce the security interests granted hereunder and remedies provided hereunder or to better evidence and perfect such security interests; and (b) take any action and execute any instrument which the Agent, acting reasonably, may deem necessary or advisable to accomplish the purposes of this Agreement, including, to ask for, demand, collect, sue for, recover, compound, receive and give acquittances and receipts for moneys due and to become due under or in connection with the Collateral, to receive, endorse, and collect any drafts or other instruments, documents and chattel paper in connection therewith, and to file any claims or take any action or institute any proceedings which the Agent may deem to be necessary or desirable for the collection thereof. Such appointment of the Agent as such Grantor’s attorney is coupled with an interest and is irrevocable.

ARTICLE 7

GENERAL

7.1	Further Assurances

The Grantors shall, from time to time forthwith at the request of the Agent, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, hypothecs, transfers, instruments, assignments and assurances as the Agent may reasonably require for the better assuring, mortgaging, charging, transferring, assigning, granting, delivering and confirming unto the Agent the Collateral, or any part thereof, and for better accomplishing and effectuating the purpose of this Agreement including the execution and delivery of more particularly describing the Collateral or to correct or amplify the description of the Collateral or to better assure, convey and confirm unto the Agent any of the Collateral. Upon the execution of any amendment, supplement or other modification under this Section 7.1, this Agreement shall be modified in accordance therewith, and each such amendment, supplement or other modification shall form part of this Agreement for all purposes. Each Grantor covenants with the Agent that the Grantors shall provide to the Agent, promptly upon request, all information and evidence the Agent may reasonably request concerning the Collateral to enable the Agent to enforce the provisions hereof.

7.2	Liability of the Agent

Neither the Agent nor any Receiver shall: (a) be responsible or liable for any debts contracted by it, for damages to persons or property, for salaries or for non-fulfilment of contracts during any period when the Agent or any Receiver shall manage or be in possession of the Collateral; (b) be liable to account as mortgagee in possession or for anything except actual receipts or be liable for any loss on realization or for any default or omission for which a mortgagee in possession may be liable; (c) be bound to do, observe or perform or to see to the observance or performance by any Grantor of any obligations or covenants imposed upon such Grantor; or (d) in the case of any chattel paper, security or instrument, be obligated to preserve rights against any other persons. Each Grantor hereby waives any provision of applicable law permitted to be waived by it which imposes higher or greater obligations upon the Agent or any Receiver than as aforesaid. The rights and responsibilities of the Agent under this Agreement with respect to any action taken by the Agent or the exercise or non-exercise by the Agent of any power, right or remedy provided for or resulting or arising out of this Agreement shall, as between the Agent and the Secured Parties, be governed by the Collateral Agent Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Agent and the Grantors, the Agent shall be conclusively presumed to be acting as the Agent for the Secured Parties with full and valid authority so to act or refrain from acting, and Grantors shall be under no obligation or entitlement to make any inquiry respecting such authority.

7.3	Benefit of the Agreement

This Agreement shall be binding upon the successors and permitted assigns of each Grantor and shall benefit the successors and permitted assigns of the Agent and other Beneficiaries.

7.4	Conflict of Terms; Entire Agreement

This Agreement has been entered into as collateral security for the Secured Obligations and is subject to all the terms and conditions of the Collateral Agent Agreement , if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Collateral Agent Agreement, the rights and obligations of the Grantors, the Agent and the other Beneficiaries shall be governed by the provisions of the Collateral Agent Agreement. This Agreement together with the Collateral Agent Agreement and the other Secured Debt Documents constitute the entire agreement between the Grantors and the Agent with respect to the subject matter hereof. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Beneficiaries and the Grantors except as expressly set forth therein and herein.

7.5	No Waiver

No delay or failure by the Beneficiaries in the exercise of any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude the other or further exercise thereof or the exercise of any other right.

7.6	Severability

If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect. To the extent permitted by applicable law the parties hereby waive any provision of law that renders any provision hereof prohibited or unenforceable in any respect.

7.7	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and may be given by personal delivery, facsimile or other electronic means, addressed to the recipient as follows:

To the Grantors:

c/o Enerflex Ltd.

Suite 904, 1331 Macleod Trail S.W

Calgary, Alberta T2G 0K3

Attention:	[redacted – name]
Facsimile:	[redacted – facsimile]
Email:	[redacted – email]

To the Agent:

Computershare Trust Company of Canada, as Agent

800, 324 - 8th Avenue SW

Calgary, AB T2P 2Z2

Attention:	[redacted – name]
Facsimile:	[redacted – facsimile]
Email:	[redacted – email]

or such other address, electronic communication number, or to the attention of such other individual as may be designated by notice by any party to the other. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication during normal business hours at the place of receipt on a Business Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Business Day. Any demand, notice or communication made or given by personal delivery or by facsimile or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Business Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Business Day following actual delivery or transmittal, as the case may be.

7.8	Modification; Waivers; Assignment

This Agreement may not be amended or modified in any respect except by written instrument signed by each affected Grantor and the Agent and in accordance with the Collateral Agent Agreement. No waiver of any provision of this Agreement by the Agent shall be effective unless the same is in writing and signed by the Agent, and then such waiver shall be effective only in the specific instance and for the specific purpose for which it is given. The rights of the Agent (including those of any other Beneficiary) under this Agreement may only be assigned in accordance with the requirements of the Collateral Trust Agreement. Except, for certainty, as may be permitted by the Secured Debt Documents, , no Grantor may assign any of its obligations under this Agreement without the prior written consent of the Agent (which consent may be withheld in its sole discretion) and any such assignment without such consent shall be null and void. Any assignee of a Beneficiary shall be bound hereby, mutatis mutandis.

7.9	Additional Continuing Security

This Agreement and the security interest granted hereby are in addition to and not in substitution for any other security now or hereafter held by the Agent or the other Beneficiaries and this Agreement is a continuing agreement and security that shall remain in full force and effect until discharged by the Agent.

7.10	Discharge

No Grantor or Collateral shall be discharged from the security interest hereunder or from this Agreement except by a release or discharge in writing signed by the Agent.

7.11	No Release

The loss, injury or destruction of the Collateral shall not operate in any manner to release or discharge the Grantors from any of their respective liabilities to the Beneficiaries.

7.12	No Obligation to Act

Notwithstanding any provision of this Agreement, the Collateral Agent Agreement or any other Secured Debt Document or the operation, application or effect hereof, the Agent, the other Beneficiaries or any Receiver, or any representative or agent acting for or on behalf of the foregoing, shall not have any obligation whatsoever to exercise or refrain from exercising any right, power, privilege or interest hereunder or to receive or claim any benefit hereunder.

7.13	Admit to Benefit

Subject to Section 7.8, no person other than the Grantors and the Beneficiaries shall have any rights or benefits under this Agreement, nor is it intended that any such person gain any benefit or advantage as a result of this Agreement nor shall this Agreement constitute a subordination of any security in favour of such person.

7.14	Time of the Essence

Time shall be of the essence with regard to this Agreement.

7.15	Authorization of Financing Statements

Each Grantor acknowledges that pursuant to Section 9-509(b) of the UCC and any other applicable law, the Agent is authorized to file or record financing or continuation statements, and amendments thereto, and other filing or recording documents or instruments with respect to the Collateral in such form and in such offices as the Agent reasonably determines appropriate to perfect or maintain the perfection of the security interests of the Agent under this Agreement. Each Grantor agrees that such financing statements may describe the collateral in the same manner as described in the Security documents or as “all assets” or “all personal property” of the such Grantor, whether now owned or hereafter existing or acquired by the such Grantor or such other description as the Agent, in its sole judgment, determines is necessary or advisable. A photographic or other reproduction of this Agreement shall be sufficient as a financing statement or other filing or recording document or instrument for filing or recording in any jurisdiction.

7.16	Releases

(a)

At such time as there has been a Discharge of the Priority Lien Debt and a Discharge of all other series of Secured Debt, the Collateral shall be released from the liens created hereby, and this Agreement and all obligations (other than those expressly stated to survive such termination) of the Agent and each Grantor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to the Grantors. At the request and sole expense of any Grantor following any such termination, the Agent shall deliver to such Grantor any Collateral held by the Agent hereunder, and execute and deliver to such Grantor such documents as such Grantor shall reasonably request to evidence such termination.

(b)

If any of the Collateral shall be disposed of by any Grantor in a transaction permitted by the Secured Debt Documents, then, the Agent, at the request and sole expense of such Grantor and subject to the terms of the Collateral Agent Agreement, shall execute and deliver to such Grantor all releases or other documents reasonably necessary or desirable for the release of the liens created hereby on such Collateral.

(c)

If any Grantor is released from each of obligations under any Secured Debt in accordance with the provisions of each Secured Debt Document, then the Agent, at the request and sole expense of such Grantor and subject to the terms of the Collateral Agent Agreement, shall execute and deliver to such Grantor all releases or other documents reasonably necessary or desirable for the release of the liens created hereby on such Collateral.

(d)

If (a) consent to the release of that Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents, and (b) the Company has delivered an officers’ certificate to the Agent certifying that all such necessary consents have been obtained, then, the Agent, at the request and sole expense of such Grantor and subject to the terms of the Collateral Agent Agreement, shall execute and deliver to such Grantor all releases or other documents reasonably necessary or desirable for the release of the liens created hereby on such Collateral.

(e)

If any Collateral is foreclosed upon by the Agent or the Agent otherwise exercises its rights or remedies, including any Enforcement Action (as defined in the Collateral Agent Agreement), against any Collateral, the Agent, at the request and sole expense of such Grantor and subject to the terms of the Collateral Agent Agreement, shall execute and deliver to such Grantor all releases or other documents reasonably necessary or desirable for the release of the liens created hereby on such Collateral.

(f)

Each Grantor acknowledges that it is not authorized to file any financing statement or amendment or termination statement with respect to any financing statement originally filed in connection herewith without the prior written consent of the Agent, subject to such Grantor’s rights under Section 9-509(d)(2) of the UCC.

7.17	Governing Law

THIS AGREEMENT AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND THE EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS).

7.18	Submission to Jurisdiction; Waivers

Each Grantor hereby irrevocably and unconditionally:

(a)

submits for itself and its property in any legal action or proceeding relating to this Agreement (whether arising in contract, tort or otherwise) to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof;

(b)

agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court;

(c)

waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any court referred to in paragraph (a) of this section (and irrevocably waives to the fullest extent permitted by applicable law the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court); and

(d)

consents to service of process in the manner provided in Section 9.8 of Collateral Agent Agreement (and agrees that nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law).

7.19	WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, BREACH OF DUTY, COMMON LAW, STATUTE OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. EACH PARTY HERETO FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

7.20	Counterparts; Electronic Execution

This Agreement may be executed in one or more counterparts (and by different parties hereto in different counterparts), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery by facsimile or other electronic transmission of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement. The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. The Agent may, in its discretion, require that any such documents and signatures executed electronically or delivered by facsimile or other electronic transmission be confirmed by a manually-signed original thereof; provided that the failure to request or deliver the same shall not limit the effectiveness of any document or signature executed electronically or delivered by facsimile or other electronic transmission.

7.21	No Individual Foreclosure, Etc.

No Secured Party shall have any right individually to realize upon any of the Collateral except to the extent expressly contemplated by this Agreement, but subject to the terms of the Collateral Agent Agreement, it being understood and agreed that all powers, rights and remedies may be exercised solely by the Agent on behalf of the Secured Parties in accordance with the terms thereof and of the Collateral Agent Agreement. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral provided hereunder, to have agreed to the foregoing provisions and the other provisions of this Agreement and the Collateral Agent Agreement.

7.22	Additional Grantors.

Each Subsidiary that is required to become a party to this Agreement pursuant to the Secured Debt Documents shall become a Grantor for all purposes of this Agreement upon execution and delivery by such Subsidiary of an Assumption Agreement in the form of Annex 1 hereto.

7.23	Agreement Subject to the Collateral Agent Agreement.

Notwithstanding anything herein to the contrary, the lien and security interest granted to the Agent pursuant to this Agreement and the exercise of any right or remedy by such Agent hereunder are subject to the provisions of the Collateral Agent Agreement and any Secured Debt Representative of a Series of Additional Secured Debt that executes and delivers a Collateral Agent Joinder. In the event of any conflict between the terms of the Collateral Agent Agreement and this Agreement, the terms of the Collateral Agent Agreement will govern.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

[•]

Per:
Name:
Title:

[U.S. Security Agreement – Enerflex Ltd. (Project DoubleDown)]

COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent

Per:
Name:
Title:

Per:
Name:
Title:

[U.S. Security Agreement – Enerflex Ltd. (Project DoubleDown)]

Schedule 1

DESCRIPTION OF PLEDGED INVESTMENT PROPERTY

Pledged Stock:

Grantor	Issuer	Issuer’s Jurisdiction Under New York UCC Section 9-305(a)(2)	Class of Stock	Stock Certificate No.	Percentage of Shares	No. of Shares

Pledged Notes:

Pledged Debt Securities:

Pledged Security Entitlements:

Pledged Commodity Contracts:

Pledged Partnership Interests:

Pledged LLC Interests:

Grantor	Issuer	Certificated (Y/N)	Certificate No. (if any)	No. of Pledged Units	% of Outstanding LLC Interests of the Issuer

Other Pledged Equity Interests:

[●]

Deposit Accounts:

Grantor	Name of Depositary Bank	Account Number	Account Name

Schedule 2

EXACT LEGAL NAME, LOCATION OF JURISDICTION OF ORGANIZATION AND CHIEF EXECUTIVE OFFICE

Exact Legal Name	Jurisdiction of Organization	Organizational I.D.	Chief Executive Office or Sole Place of Business

Schedule 3

COPYRIGHTS

[•]

PATENTS

[•]

TRADEMARKS

[•]

INTELLECTUAL PROPERTY LICENSES

[•]

OTHER INTELLECTUAL PROPERTY

[•]

Schedule 4

LETTER OF CREDIT RIGHTS

Legal Entity	Form of Undertaking	Issuing Bank	Applicant	Currency	Amount	Remaining Balance to be Collected	Expiry Date

Schedule 5

COMMERCIAL TORT CLAIMS

[•]

Exhibit A to U.S. Security Agreement

FORM OF UNCERTIFICATED SECURITIES CONTROL AGREEMENT

This CONTROL AGREEMENT (as amended, supplemented or otherwise modified from time to time, the “Control Agreement”) dated as of                      ,          , is made by and among , a                  corporation (the “Grantor”), COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent (in such capacity, the “Agent”) for the Secured Parties , and                     , a                      corporation (the “Issuer”).

WHEREAS, the Grantor has granted to the Agent for the benefit of the Secured Parties a security interest in the uncertificated securities of the Issuer owned by the Grantor from time to time (collectively, the “Pledged Securities”), and all additions thereto and substitutions and proceeds thereof (collectively, with the Pledged Securities, the “Collateral”) pursuant to a U.S. Security Agreement, dated as of [•], 2022(as amended, restated, supplemented, or otherwise modified from time to time, the “Security Agreement”), among the Grantor and the other persons party thereto as grantors in favor of the Agent. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Security Agreement.

WHEREAS, the following terms which are defined in Articles 8 and 9 of the Uniform Commercial Code in effect in the State of New York on the date hereof (the “UCC”) are used herein as so defined: Adverse Claim, Control, Instruction, Proceeds and Uncertificated Security.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Notice of Security Interest. The Grantor, the Agent and the Issuer are entering into this Control Agreement to perfect, and to confirm the priority of, the Agent’s security interest in the Collateral. The Issuer acknowledges that this Control Agreement constitutes written notification to the Issuer of the Agent’s security interest in the Collateral. The Issuer agrees to promptly make all necessary entries or notations in its books and records to reflect the Agent’s security interest in the Collateral and, upon request by the Agent, to register the Agent as the registered owner of any or all of the Pledged Securities. The Issuer acknowledges that the Agent has control over the Collateral.

SECTION 2. Control. The Issuer hereby agrees, upon written direction from the Agent and without further consent from the Grantor, (a) to comply with all instructions and directions of any kind originated by the Agent concerning the Collateral, to liquidate or otherwise dispose of the Collateral as and to the extent directed by the Agent and to pay over to the Agent all proceeds without any set-off or deduction, and (b) except as otherwise directed by the Agent, not to comply with the instructions or directions of any kind originated by the Grantor or any other person. The Agent hereby acknowledges and agrees that it will not deliver any written direction to the Issuer unless an Actionable Default (as defined in the Collateral Agent Agreement) has occurred and is continuing.

SECTION 3. Protection of Issuer. The Issuer may rely and shall be protected in acting upon any notice, instruction or other communication that it reasonably believes to be genuine and authorized.

SECTION 4. Termination. This Control Agreement shall terminate automatically upon receipt by the Issuer of written notice executed by the Agent that (i) the Discharge (as defined in the Collateral Agent Agreement) of the Secured Obligations has occurred, or (ii) all of the Collateral has been released, whichever is sooner, and the Issuer shall thereafter be relieved of all duties and obligations hereunder.

SECTION 5. Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three (3) days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, to the Grantor’s and the Agent’s addresses as set forth in the Security Agreement, and to the Issuer’s address as set forth below, or to such other address as any party may give to the others in writing for such purpose:

[Name	of	Issuer]
[Address	of	Issuer]
Attention:
Telephone: ( ) -
Telecopy: ( ) -

SECTION 6. Amendments in Writing. None of the terms or provisions of this Control Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 7.8 of the Security Agreement.

SECTION 7. Entire Agreement. This Control Agreement and the Security Agreement constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

SECTION 8. Execution in Counterparts. This Control Agreement may be executed in any number of counterparts by one or more parties to this Control Agreement and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Control Agreement by facsimile or other electronic transmission (e.g., “pdf”, or “tif” format) shall be effective as delivery of a manually executed counterpart hereof.

SECTION 9. Successors and Assigns. This Control Agreement shall be binding upon the successors and assigns of each of the parties hereto and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided that neither the Grantor nor the Issuer may assign, transfer or delegate any of its rights or obligations under this Control Agreement without the prior written consent of the Agent and any such assignment, transfer or delegation without such consent shall be null and void.

SECTION 10. Severability.

In the event any one or more of the provisions contained in this Control Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties hereto shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 13 Section Headings.

The Section headings used in this Control Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

SECTION 14. Submission to Jurisdiction; Waivers. Each of the Grantor and the Issuer hereby irrevocably and unconditionally:

submits for itself and its property in any legal action or proceeding relating to this Control Agreement, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York sitting in the Borough of Manhattan, the courts of the United States for the Southern District of New York sitting in the Borough of Manhattan, and appellate courts from any thereof;

agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York state court or, to the fullest extent permitted by applicable law, in such federal court;

agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law and that nothing in this Control Agreement shall affect any right that any Secured Party may otherwise have to bring any action or proceeding relating to this Control Agreement against the Grantor or any of its assets in the courts of any jurisdiction;

consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the Grantor at its address referred to in Section 7 of this Control Agreement or at such other address of which the Agent shall have been notified pursuant thereto;

agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law; and

waives, to the maximum extent not prohibited by law, any right it may have to claim or recover any special, exemplary, punitive or consequential damages.

SECTION 15.GOVERNING LAW AND JURISDICTION.

THIS CONTROL AGREEMENT HAS BEEN DELIVERED TO AND ACCEPTED BY THE AGENT AND WILL BE DEEMED TO BE MADE IN THE STATE OF NEW YORK. THIS CONTROL AGREEMENT AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING OUT OF OR RELATING TO THIS CONTROL AGREEMENT (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW OF GOVERNING PERFECTION AND EFFECT OF PERFECTION OR PRIORITY OF THE SECURITY INTERESTS).

SECTION 16. WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS CONTROL AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT, BREACH OF DUTY, COMMON LAW, STATUTE OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE, THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS CONTROL AGREEMENT BY, AMONG OTHER THINS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION. EACH PARTY HERETO FURTHER REPRESENTS AND WARRANTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

IN WITNESS WHEREOF, each of the undersigned has caused this Control Agreement to be duly executed and delivered as of the date first above written.

[NAME OF GRANTOR]

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent

By:
Name:
Title:

[NAME OF ISSUER]

By:
Name:
Title:

EXHIBIT B-1

TO SECURITY AGREEMENT

FORM OF COPYRIGHT SECURITY AGREEMENT

This COPYRIGHT SECURITY AGREEMENT, dated as of [                    ], 20[    ] (this “Agreement”), is made by each of the signatories hereto indicated as a “Grantor” (each a “Grantor” and collectively, the “Grantors”) in favor of COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent for the Secured Parties (in such capacity and together with its successors and assigns in such capacity, the “Agent”).

WHEREAS, pursuant to the U.S. Security Agreement, dated as of [ • ], 2022 (the “Security Agreement”), each Grantor agreed to execute and this Agreement, in order to record the security interest granted to the Agent for the benefit of the Secured parties with the United States Copyright Office.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Grantors hereby agree with the Agent as follows:

SECTION 1. Defined Terms

Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Security Agreement, and if not defined therein, shall have the respective meanings given thereto in the Security Agreement.

SECTION 2. Grant of Security Interest

Each Grantor hereby grants to the Agent, for the benefit of the Secured Parties, a security interest in, all of the following property, in each case, wherever located and now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Copyright Collateral”) as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of such Grantor’s Secured Obligations:

(a) all works of authorship and all intellectual property rights therein, all United States and foreign copyrights (whether or not the underlying works of authorship have been published), including but not limited to copyrights in software and databases, all designs (including but not limited to all industrial designs, “Protected Designs” within the meaning of 17 U.S.C. 1301 et. Seq. and Community designs), and all “Mask Works” (as defined in 17 U.S.C. 901 of the U.S. Copyright Act), whether registered or unregistered, and with respect to any and all of the foregoing: (i) all registrations and applications for registration thereof including, without limitation, the registrations and applications listed in Schedule A attached hereto, (ii) all extensions, renewals, and restorations thereof, (iii) all rights to sue or otherwise recover for any past, present and future infringement or other violation thereof, (iv) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages and proceeds of suit now or hereafter due and/or payable with respect thereto, and (v) all other rights of any kind accruing thereunder or pertaining thereto throughout the world (collectively “Copyrights”); and

(b) all [written] agreements, licenses and covenants pursuant to which such Grantor has been granted exclusive rights in any registered Copyrights or has otherwise been granted or has granted a covenant not to sue for infringement or other violation of any registered Copyrights, including, without limitation, each agreement listed in Schedule A attached hereto.

EXHIBIT B-1

SECTION 3. Security Agreement

The security interest granted pursuant to this Agreement is granted in conjunction with the security interest granted to the Agent for the Secured Parties pursuant to the Security Agreement, and the Grantors hereby acknowledge and affirm that the rights and remedies of the Agent with respect to the security interest in the Copyright Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. In the event that any provision of this Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

SECTION 4. Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND EFFECT OF PERFECTION OF THE SECURITY INTERESTS).

SECTION 5. Counterparts

This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

SECTION 6. Collateral Agent Agreement

Notwithstanding anything herein to the contrary, this Agreement is subject to the terms of the Collateral Agent Agreement.

[Remainder of page intentionally left blank]

EXHIBIT B-1

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[NAME OF GRANTOR],
as Grantor

By:
Name:

EXHIBIT B-1

Accepted and Agreed:

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Agent

By:
Name:
Title:

EXHIBIT B-1

SCHEDULE A

to

COPYRIGHT SECURITY AGREEMENT

COPYRIGHT REGISTRATIONS

Title	Registration No.	Registration Date

COPYRIGHT APPLICATIONS

Title	Application / Case No.	Filing Date

EXCLUSIVE COPYRIGHT LICENSES

Description of Copyright License	Name of Licensor	Registration Number of underlying Copyright

EXHIBIT B-1

EXHIBIT B-2

TO SECURITY AGREEMENT

FORM OF PATENT SECURITY AGREEMENT

This PATENT SECURITY AGREEMENT, dated as of [                    ], 20[     ] (this “Agreement”), is made by each of the signatories hereto indicated as a Grantor (each a “Grantor” and collectively, the “Grantors”) in favor of COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent for the Secured Parties (in such capacity and together with its successors and assigns in such capacity, the “Agent”).

WHEREAS, pursuant to the U.S. Security Agreement, dated as of [ • ], 2022 (the “Security Agreement”), each Grantor agreed to execute and this Agreement, in order to record the security interest granted to the Agent for the benefit of the Secured parties with the United States Copyright Office.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Grantors hereby agree with the Agent as follows::

SECTION. 1. Defined Terms

Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Security Agreement, and if not defined therein, shall have the respective meanings given thereto in the Security Agreement.

SECTION 2. Grant of Security Interest.

Each Grantor hereby grants to the Agent, for the benefit of the Secured Parties, a security interest in, all of the following property, in each case, wherever located and now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Patent Collateral”) as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of such Grantor’s Secured Obligations:

all patentable inventions and designs, all United States, foreign, and multinational patents, certificates of invention, and similar industrial property rights, and applications for any of the foregoing, including without limitation: (i) each patent and patent application listed in Schedule A attached hereto (ii) all reissues, substitutes, divisions, continuations, continuations-in-part, extensions, renewals, and reexaminations thereof, (iii) all inventions and improvements described and claimed therein, (iv) all rights to sue or otherwise recover for any past, present and future infringement or other violation thereof, (v) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages, and proceeds of suit now or hereafter due and/or payable with respect thereto, income, royalties, damages and other payments now and hereafter due and/or payable with respect thereto, and (vi) all other rights of any accruing thereunder or pertaining thereto throughout the world.

SECTION 3. Security Agreement

The security interest granted pursuant to this Agreement is granted in conjunction with the security interest granted to the Agent for the Secured Parties pursuant to the Security Agreement, and the Grantors hereby acknowledge and affirm that the rights and remedies of the Agent with respect to the security interest in the Patent Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. In the event that any provision of this Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

EXHIBIT B-2

SECTION 4. Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND EFFECT OF PERFECTION OF THE SECURITY INTERESTS).

SECTION 5. Counterparts

This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

SECTION 6. Collateral Agent Agreement

Notwithstanding anything herein to the contrary, this Agreement is subject to the terms of the Collateral Agent Agreement.

[Remainder of page intentionally left blank]

EXHIBIT B-2

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[NAME OF GRANTOR],
as Grantor

By:
Name:
Title:

EXHIBIT B-2

Accepted and Agreed:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent

By:
Name:
Title:

EXHIBIT B-2

SCHEDULE A

to

PATENT SECURITY AGREEMENT

PATENTS AND PATENT APPLICATIONS

Title	Application No.	Filing Date	Patent No.	Issue Date

EXHIBIT B-2

EXHIBIT B-3

TO SECURITY AGREEMENT

FORM OF TRADEMARK SECURITY AGREEMENT

This TRADEMARK SECURITY AGREEMENT, dated as of [                    ], 20[     ] (this “Agreement”), is made by each of the signatories hereto indicated as a Grantor (each a “Grantor” and collectively, the “Grantors”) in favor of COMPUTERSHARE TRUST COMPANY OF CANADA, as Collateral Agent for the Secured Parties (in such capacity and together with its successors and assigns in such capacity, the “Agent”).

WHEREAS, pursuant to the U.S. Security Agreement, dated as of [ • ], 2022 (the “Security Agreement”), each Grantor agreed to execute and this Agreement, in order to record the security interest granted to the Agent for the benefit of the Secured parties with the United States Copyright Office.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Grantors hereby agree with the Agent as follows:

SECTION 1. Defined Terms

Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Security Agreement, and if not defined therein, shall have the respective meanings given thereto in the Security Agreement.

SECTION 2. Grant of Security Interest in Trademark Collateral

SECTION 2.1 Grant of Security. Each Grantor hereby grants to the Agent, for the benefit of the Secured Parties, a security interest in, all of the following property, in each case, wherever located and now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Trademark Collateral”) as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of such Grantor’s Obligations:

all domestic, foreign and multinational trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade dress, trade styles, logos, Internet domain names, other indicia of origin or source identification, and general intangibles of a like nature, whether registered or unregistered, and with respect to any and all of the foregoing: (i) all registrations and applications for registration thereof including, without limitation, the registrations and applications listed in Schedule A attached hereto, (ii) all extension and renewals thereof, (iii) all of the goodwill of the business connected with the use of and symbolized by any of the foregoing, (iv) all rights to sue or otherwise recover for any past, present and future infringement, dilution, or other violation thereof, (iv) all Proceeds of the foregoing, including, without limitation, license fees, royalties, income, payments, claims, damages and proceeds of suit now or hereafter due and/or payable with respect thereto, and (v) all other rights of any kind accruing thereunder or pertaining thereto throughout the world.

SECTION 2.2 Certain Limited Exclusions. Notwithstanding anything herein to the contrary, in no event shall the Trademark Collateral include or the security interest granted under Section 2.1 hereof attach to any “intent-to-use” application for registration of a Trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “Amendment to Allege Use” pursuant to Section 1(c) of the Lanham Act with respect thereto, solely to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use application under applicable federal law.

EXHIBIT B-3

SECTION 3. Security Agreement

The security interest granted pursuant to this Agreement is granted in conjunction with the security interest granted to the Agent for the Secured Parties pursuant to the Security Agreement, and the Grantors hereby acknowledge and affirm that the rights and remedies of the Agent with respect to the security interest in the Trademark Collateral made and granted hereby are more fully set forth in the Security Agreement, the terms and provisions of which are incorporated by reference herein as if fully set forth herein. In the event that any provision of this Agreement is deemed to conflict with the Security Agreement, the provisions of the Security Agreement shall control.

SECTION 4. Governing Law

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAW RULES THAT WOULD RESULT IN THE APPLICATION OF A DIFFERENT GOVERNING LAW (OTHER THAN ANY MANDATORY PROVISIONS OF THE UCC RELATING TO THE LAW GOVERNING PERFECTION AND EFFECT OF PERFECTION OF THE SECURITY INTERESTS).

SECTION 5. Counterparts

This Agreement may be executed in one or more counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

SECTION 6. Collateral Agent Agreement

Notwithstanding anything herein to the contrary, this Agreement is subject to the terms of the Collateral Agent Agreement.

[Remainder of page intentionally left blank]

EXHIBIT B-3

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first set forth above.

[NAME OF GRANTOR],
as Grantor

By:
Name:
Title:

EXHIBIT B-3

SCHEDULE L

FORM OF AUSTRALIAN LETTER OF CREDIT

[Date]

To:	[Name of Beneficiary] [(ACN [•])] of [address] (the Beneficiary)

Dear Sirs

Bank Guarantee

At the request of [insert name of Customer] (the Customer) and in consideration of you accepting this Guarantee in relation to the Contract (defined below), HSBC Bank Australia Limited (“HSBC”) unconditionally undertakes to pay on demand any sum or sums which may from time to time be demanded in accordance with this Guarantee by you to a maximum aggregate sum of A$[•] (the “Guaranteed Amount”).

This Guarantee is to continue until the first to occur of:

1.	[4:00 pm (local time in the place of the Office) on [date] (the Expiry Date)];[NTD: remove this clause if open ended guarantee]

2.	your delivery of a notice to HSBC that the Guarantee is no longer required;

3.	the date this Guarantee is returned to HSBC at its office at [address] (the “Office”); or

4.	the date of payment to you by HSBC of the whole of the Guaranteed Amount (or such lesser sum as you may require).

If you wish to make a demand or issue any notice under this Guarantee then the notice or demand you deliver to HSBC must:

(a)	be in writing;

(b)	be or purport to be signed by you or for you and on your behalf;

(c)	state that the notice or demand is made pursuant to this Guarantee; and

(d)	if a demand, state the amount required to be paid under this Guarantee.

You may make multiple demands under this Guarantee, and upon payment by HSBC, the Guaranteed Amount will automatically reduce by the amount paid.

If a demand is made in accordance with the above provisions, HSBC will make such payment or payments to you or at your direction and notwithstanding any notice given by the Customer to HSBC not to make the payment.

Despite anything else in this Guarantee, HSBC may terminate it at any time by paying you the Guaranteed Amount at that time or any lesser amount you agree.

Payments under this Guarantee by HSBC may be by:

(a)	bank cheque;

(b)	by telegraphic transfer to any account you nominate in writing for this purpose; or

(c)	by such other method which HSBC agrees with you.

You cannot assign or transfer your rights under this Guarantee.

This Guarantee is governed by the law of [New South Wales].

Definitions

“Contract” means the credit agreement made as of October 13, 2022 among Enerflex Ltd., Enerflex Inc., Enerflex US Holdings Inc. and Enerflex Australasia Holdings Pty Ltd., as borrowers, Royal Bank of Canada and the other financial institutions party thereto in their capacity as Lenders and the Agent and relating to the establishment of certain credit facilities in favour of the Borrowers, as amended, modified, supplemented or restated.

“You” means the person or other entity described as the Beneficiary in this Guarantee, and where there is more than one, it includes any one or more of you. Your has a corresponding meaning. It also includes your executor, administrator and successor.

Signed for and on behalf of HSBC Bank Australia Limited by:

Per:
Name:
Title:

Per:
Name:
Title:

Accepted and Agreed:

COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent

By:
Name:
Title:

EXHIBIT B-3

SCHEDULE A

to

TRADEMARK SECURITY AGREEMENT

TRADEMARK REGISTRATIONS AND APPLICATIONS

Mark	Serial No.	Filing Date	Registration No.	Registration Date

EXHIBIT B-3

Annex 1 to Security Agreement

ASSUMPTION AGREEMENT, dated as of                      ,         , made by                             , a                          corporation (the “Additional Grantor”), in favor of COMPUTERSHARE TRUST COMPANY OF CANADA, as Agent (in such capacity, the “Agent”) for the Secured Parties (as defined in the Security Agreement (as hereinafter defined)). All capitalized terms not defined herein shall have the meaning ascribed to them in the Collateral Agent Agreement.

W I T N E S S E T H:

WHEREAS, the Borrower and certain of its Affiliates (other than the Additional Grantor) have entered into the U.S. Security Agreement, dated as of                                  , 2022 (as amended, supplemented or otherwise modified from time to time, the “Security Agreement”) in favor of the Agent for the benefit of the Secured Parties;

WHEREAS, the Secured Debt Documents require the Additional Grantor to become a party to the Security Agreement; and

WHEREAS, the Additional Grantor has agreed to execute and deliver this Assumption Agreement in order to become a party to the Security Agreement;

NOW, THEREFORE, IT IS AGREED:

1. Security Agreement. By executing and delivering this Assumption Agreement, the Additional Grantor, as provided in the Security Agreement, hereby becomes a party to the Security Agreement as a Grantor thereunder with the same force and effect as if originally named therein as a Grantor and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Grantor thereunder. The information set forth in Annex 1-A hereto is hereby added to the information set forth in Schedules 1 through 5 to the Security Agreement. The Additional Grantor hereby represents and warrants that each of the representations and warranties contained in the Security Agreement is true and correct on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date.

2. GOVERNING LAW. THIS ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

3. Successors and Assigns.

This Assumption Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Additional Grantor may not assign, transfer or delegate any of its rights or obligations under this Assumption Agreement without the prior written consent of the Agent and any such assignment, transfer or delegation without such consent shall be null and void.

IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written.

[ADDITIONAL GRANTOR]

By:
Name:
Title:

SCHEDULE I

FORM OF POA LC

[Letterhead of Royal Bank of Canada or

Form for Documentary Credits/Standby Letters of Credit]

Irrevocable Standby Letter Of Credit No..:	RBC ROYAL BANK
XXXXXXX	[redacted – wire information]

Beneficiary:	Applicant:
INSERT BENEFICIARY NAME	INSERT APPLICANT NAME
INSERT ADDRESS	INSERT ADDRESS

Date of Issue:	Date and Place of Expiry:
MONTH XX, YEAR	MONTH XX, YEAR (One year from issuance date) TORONTO, ONTARIO

AMOUNT: CURRENCY 0.00 (Insert amount and currency in words)

WE, THE ISSUING BANKS, HEREBY ISSUE IN YOUR FAVOUR THIS IRREVOCABLE STANDBY LETTER OF CREDIT NO. XXXXX WHICH IS AVAILABLE BY PAYMENT AGAINST YOUR WRITTEN DEMAND ADDRESSED TO ROYAL BANK OF CANADA, GLOBAL LOANS ADMINISTRATION - TRADE, 155 WELLINGTON STREET WEST, 8TH FLOOR, TORONTO, ONTARIO, M5V 3K7, CANADA, OR ANY SUCH OTHER LOCATION THAT WE MAY PROVIDE TO YOU IN WRITING FROM TIME TO TIME, BEARING THE CLAUSE:- “DRAWN UNDER IRREVOCABLE STANDBY LETTER OF CREDIT NO. XXXX ISSUED BY ROYAL BANK OF CANADA, GLOBAL LOANS ADMINISTRATION—TRADE, 8TH FLOOR, TORONTO, ONTARIO, M5V 3K7, CANADA”, ON BEHALF OF THE ISSUING BANKS, WHEN ACCOMPANIED BY THE FOLLOWING DOCUMENTS:

1.	THE ORIGINAL OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT.

2.	BENEFICIARY’S CERTIFICATE PURPORTEDLY SIGNED BY AUTHORIZED OFFICER(S) STATING THAT APPLICANT HAS DEFAULTED IN THE PERFORMANCE OF ITS OBLIGATIONS WITH RESPECT TO (INSERT PURPOSE)

IN ADDITION TO PRESENTATION OF YOUR DEMAND TO OUR ADDRESS MENTIONED ABOVE, A COPY MUST BE EMAILED TO GLATRADE@RBC.COM.

THIS IRREVOCABLE STANDBY LETTER OF CREDIT EXPIRES ON [●].

IT IS A CONDITION OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT, THAT IT SHALL BE DEEMED TO BE AUTOMATICALLY EXTENDED, WITHOUT AMENDMENT, FROM YEAR TO YEAR FROM THE PRESENT OR ANY FUTURE EXPIRATION DATE HEREOF, UNLESS AT LEAST THIRTY (30) DAYS PRIOR TO ANY SUCH DATE, WE SEND NOTICE TO THE BENEFICIARY IN WRITING BY REGISTERED MAIL OR COURIER SERVICE THAT WE ELECT NOT TO CONSIDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT EXTENDED FOR ANY ADDITIONAL PERIOD.

PARTIAL DRAWINGS ARE PERMITTED.

1

EACH ISSUING BANK HEREBY IRREVOCABLY UNDERTAKES, SEVERALLY ACCORDING TO THE PERCENTAGE SET FORTH NEXT TO ITS SIGNATURE BELOW (SUCH ISSUING BANK’S “APPLICABLE PERCENTAGE”) AND NOT JOINTLY WITH ANY OTHER ISSUING BANK, THAT DOCUMENTS PRESENTED IN STRICT COMPLIANCE WITH THE TERMS OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT WILL BE DULY HONOURED BY PAYING TO ROYAL BANK OF CANADA, AS AGENT (THE “AGENT”) SUCH ISSUING BANK’S SHARE (ACCORDING TO ITS APPLICABLE PERCENTAGE) OF THE AMOUNT OF SUCH DRAWING. THE AGENT HEREBY IRREVOCABLY UNDERTAKES THAT ANY AMOUNT SO RECEIVED BY IT WILL BE MADE AVAILABLE TO YOU BY PROMPTLY CREDITING THE PAYMENT SO RECEIVED, IN LIKE FUNDS, IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE OBLIGATION OF EACH ISSUING BANK UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT IS SEVERAL AND NOT JOINT AND SHALL AT ALL TIMES BE AN AMOUNT EQUAL TO SUCH ISSUING BANK’S APPLICABLE PERCENTAGE OF THE AGGREGATE UNDRAWN AMOUNT OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT (AND OF EACH DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT).

THIS IRREVOCABLE STANDBY LETTER OF CREDIT HAS BEEN EXECUTED AND DELIVERED BY THE AGENT IN THE NAME AND ON BEHALF OF, AND AS ATTORNEY-IN-FACT FOR, EACH ISSUING BANK. THE AGENT IS AUTHORIZED TO ACT UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT AS THE AGENT OF EACH ISSUING BANK TO:

(i)	RECEIVE DEMANDS FOR PAYMENT AND OTHER DOCUMENTS PRESENTED BY YOU UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT,

(ii)	DETERMINE WHETHER SUCH DEMANDS AND DOCUMENTS ARE IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LETTER OF CREDIT AND

(iii)	NOTIFY EACH ISSUING BANK THAT A VALID DRAWING HAS BEEN MADE AND THE DATE THAT THE RELATED DISBURSEMENT IS TO BE MADE.

THE AGENT IRREVOCABLY UNDERTAKES THAT IT WILL PROMPTLY NOTIFY EACH ISSUING BANK OF ANY VALID DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT.

BY YOUR ACCEPTANCE HEREOF, YOU AGREE THAT THE AGENT SHALL HAVE NO OBLIGATION OR LIABILITY TO HONOUR ANY DRAWING UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT WITH THE EXCEPTION OF THE AMOUNT COMMITTED TO BY IT IN ITS CAPACITY AS AN ISSUING BANK, AND THAT NEITHER ANY ISSUING BANK NOR THE AGENT SHALL BE RESPONSIBLE FOR THE FAILURE OF ANY OTHER ISSUING BANK TO MAKE A PAYMENT TO BE MADE BY SUCH OTHER ISSUING BANK HEREUNDER. THE OBLIGATION OF EACH ISSUING BANK UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT IS THE INDIVIDUAL OBLIGATION OF SUCH ISSUING BANK AND IS IN NO WAY CONTINGENT UPON REIMBURSEMENT OF ANY DRAWING HEREUNDER.

AN ISSUING BANK MAY CEASE TO BE A PARTY TO, AND A NEW BANK MAY BECOME A PARTY TO, THIS IRREVOCABLE STANDBY LETTER OF CREDIT, AND/OR THE APPLICABLE PERCENTAGE OF AN ISSUING BANK MAY CHANGE; PROVIDED THAT NO SUCH EVENT WILL REDUCE THE THEN AVAILABLE AMOUNT UNDER THIS IRREVOCABLE STANDBY LETTER OF CREDIT. UPON THE OCCURRENCE OF ANY SUCH EVENT, THE ISSUING BANK WILL ISSUE AMENDMENT TO YOU OF SUCH EVENT, INCLUDING ANY CHANGE IN THE IDENTITIES OF THE ISSUING BANKS SEVERALLY BUT NOT JOINTLY LIABLE IN RESPECT OF THE AGGREGATE UNDRAWN AMOUNT OF THIS IRREVOCABLE STANDBY LETTER OF CREDIT (BASED UPON THEIR RESPECTIVE APPLICABLE PERCENTAGES THEREOF) AND/OR ANY CHANGE IN SUCH APPLICABLE PERCENTAGES. SUCH AMENDMENTS WILL NOT BE SUBJECT TO THE BENEFICIARY’S CONSENT.

2

THIS IRREVOCABLE STANDBY LETTER OF CREDIT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE PROVINCE OF ONTARIO (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE) AND IS SUBJECT TO THE INTERNATIONAL STANDBY PRACTICES (1998 REVISION), INTERNATIONAL CHAMBER OF COMMERCE PUBLICATION NO. 590 (THE “ISP 98”). IN THE EVENT OF ANY CONFLICT BETWEEN THE LAW OF THE PROVINCE OF ONTARIO AND THE ISP, THE ISP SHALL CONTROL. EACH OF THE ISSUING BANKS HEREBY IRREVOCABLY ATTORNS TO THE NON-EXCLUSIVE JURISDICTION OF THE ONTARIO COURTS AND WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK JURISDICTION OVER IT.

Very truly yours,

ROYAL BANK OF CANADA,
as Agent

By:
Name:
Title:

Applicable Percentage	ISSUING LENDERS:

__________%	[NAME OF LENDER],
by Royal Bank of Canada,
as Attorney-in-Fact

By:
Name:
Title:

__________%	[NAME OF LENDER],
by Royal Bank of Canada,
as Attorney-in-Fact

By:
Name:
Title:

__________%	[NAME OF LENDER],
by Royal Bank of Canada,
as Attorney-in-Fact

By:
Name:
Title:

__________%	[NAME OF LENDER],
by Royal Bank of Canada,
as Attorney-in-Fact

By:
Name:
Title:

3

SCHEDULE J

LOAN PARTIES AT CLOSING

[redacted]

SCHEDULE K

Subsidiaries

[redacted]

SCHEDULE N

FORM OF SOLVENCY CERTIFICATE

Date: [•]

Reference is made to the Credit Agreement, dated as of October 13, 2022 (the “Credit Agreement”), among Enerflex Ltd., as borrower (the “Cdn. Borrower”) and certain of its subsidiaries as borrowers, the financial institutions from time to time parties thereto (the “Lenders”), and Royal Bank of Canada, as Agent. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement. This certificate is furnished pursuant to Section 3.2(i)(iii) of the Credit Agreement.

Solely in my capacity as [senior vice president and chief financial officer] of the Cdn. Borrower and not individually (and without personal liability), I hereby certify that, as of the date hereof and after giving pro forma effect to the consummation of the Transactions:

1.

The realizable value of the assets of the Cdn. Borrower and its Subsidiaries, taken as a whole, are greater than the aggregate of their liabilities, taken as a whole, and the stated capital of the Cdn. Borrower of all classes.

2.	The Cdn. Borrower and its Subsidiaries, taken as a whole, are able to pay their liabilities as they become due.

For purposes of this Solvency Certificate, the amount of any contingent liability has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that would reasonably be expected to become an actual or matured liability.

IN WITNESS WHEREOF, I have executed this Solvency Certificate this as of the date first written above.

ENERFLEX LTD.

Name:
Title:

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SCHEDULE O

GUARANTEE SUBORDINATION TERMS

[NTD: The terms of this Schedule O are to be incorporated in the New HY Note Indenture, subject to the necessary conforming changes to address defined terms and section references.]

1.	Certain Defined Terms

“Agent” has the meaning set forth in the Credit Agreement.

“Borrower” has the meaning set forth in the Credit Agreement.

“Canadian Borrower” has the meaning set forth in the Credit Agreement.

“Collateral Agent” has the meaning set forth in the Credit Agreement.

“Credit Agreement” means the credit agreement to which this Schedule O is attached.

“Debt” has the meaning set forth in the Credit Agreement.

“Excluded Collateral” means any assets of a Restricted Subsidiary which are excluded from the Security for any of the following reasons:

(a)	the granting of a Security Interest over such assets is prohibited by any law, rule, statute or regulation of the applicable jurisdiction;

(b)

such Restricted Subsidiary is contractually prohibited from granting a Security Interest over such assets (excluding any contractual prohibition in the Enerflex NPA or in any other agreement or instrument which relates to Debt); provided such contract was not entered into in contemplation and for purposes of avoiding such Restricted Subsidiary’s obligation to otherwise grant the Security Interest contemplated hereby; or

(c)

the cost of granting a Security Interest over such assets would be materially and disproportionately greater than the benefit to the Lenders of obtaining such Security Interest, as determined by the Agent in writing (for the purposes of the Credit Agreement), acting reasonably, following consultation with the Canadian Borrower;

provided that if part (a) or (b) above applies, the Canadian Borrower shall use commercially reasonable efforts to obtain any requisite third party consents or approvals , and to provide for the grant of Security Interest in a manner that complies with the applicable laws, rules, statute or regulation, in each case, in order to negate any applicable restriction in those circumstances where it would be reasonable and customary to do so, as determined by the Agent in writing (for the purposes of the Credit Agreement), acting reasonably, following consultation with the Canadian Borrower.

“Guarantee Subordination Terms” has the meaning set forth in Section 2.1(a).

“Indenture” means the indenture (or equivalent agreement) governing the Debt which is being subordinated pursuant to the Guarantee Subordination Terms.

“Loan Party” means any Secured Loan Party or Subordinated Loan Party.

“Note” means a senior note issued under the Indenture.

“Noteholders” means the holders of Notes.

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“Restricted Subsidiary” has the meaning set forth in the Credit Agreement.

“Secured Loan Party” means, as determined at any time, a Borrower or Restricted Subsidiary that has (x) guaranteed the Senior Secured Obligations and (y) granted valid and enforceable Security Interests to the Collateral Agent over all or substantially all of its assets (except any Excluded Collateral) pursuant to the Security; and “Secured Loan Parties” means all of them.

“Security” has the meaning set forth in the Credit Agreement.

“Security Interests” has the meaning set forth in the Credit Agreement.

“Senior Debt” means all present or future Senior Secured Obligations which may become owing from time to time by a Subordinated Loan Party to any or all of the Senior Secured Parties.

“Senior Event of Default” means an event of default (or equivalent) under the Credit Agreement.

“Senior Guarantee” means a guarantee of the Senior Secured Obligations by a Subordinated Loan Party pursuant to a Senior Guarantee.

“Senior Secured Obligations” means the Secured Obligations as defined in the Credit Agreement.

“Senior Secured Parties” means the Secured Parties as defined in the Credit Agreement.

“Subordinated Debt” means all present or future amounts which may become payable from time to time by a Subordinated Loan Party to any or all of the Trustee and the Noteholders under the Subordinated Guarantee of such Subordinated Loan Party; provided that, for clarity, the payment obligations of the Canadian Borrower under the Notes and the payment obligations of a Secured Loan Party under its guarantee of the Notes will, in each case, not be subject to the Guarantee Subordination Terms . [NTD: If future debt is directly incurred by a Subordinated Loan Party, this definition will be revised to include such debt as Subordinated Debt.]

“Subordinated Event of Default” means an event of default (or equivalent) under the Indenture.

“Subordinated Guarantee” means a guarantee of the Notes by a Subordinated Loan Party pursuant to [insert section of Indenture which provides for a guarantee of the Notes].

“Subordinated Loan Party” means, as determined at any time, a Borrower (other than the Canadian Borrower) or any Restricted Subsidiary that (a) has guaranteed the Notes pursuant to a Subordinated Guarantee, (b) has guaranteed the Senior Secured Obligations pursuant to a Senior Guarantee and (c) is not a Secured Loan Party. [NTD: Revise to include Debt which is directly incurred by a Subordinated Loan Party where applicable.]

“Trustee” means the trustee (or equivalent) under the Indenture.

2.	Agreement to Subordinate

(a) Notwithstanding anything to the contrary in the Subordinated Guarantee, all Subordinated Debt is hereby expressly subordinated in right of payment, to the extent and in the manner provided in this Section 2 and in accordance with the provisions of [this Article [•]] (collectively, the “Guarantee Subordination Terms”):

(1) Upon and during the continuance of any Senior Event of Default, then, unless and until such Senior Event of Default shall have been rescinded, cured or waived: (x) all Subordinated Debt shall be subordinate and junior in right of payment to all Senior Debt; and (y) any payments received by the Trustee or the Noteholders from any Subordinated Loan Party of any Subordinated

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Debt in contravention of the foregoing conditions shall be held in trust for the benefit of the Senior Secured Parties to the extent of the Senior Debt and promptly paid over to the Agent; provided, however, that any Subordinated Loan Party may pay its Subordinated Debt without regard to the foregoing if such Subordinated Loan Party and the Trustee receive written notice approving such payment from the Agent under the Credit Agreement with respect to which a Senior Event of Default has occurred and is continuing; provided, further, that, effective upon a Subordinated Loan Party becoming a Secured Loan Party, the subordination provisions in this Section 2 shall cease to apply to such Subordinated Loan Party and, reasonably promptly after such change in designation [(and in any event within 10 Business Days thereof)], the Canadian Borrower shall deliver to the Trustee (with a copy to the Agent) an officer’s certificate in form reasonably satisfactory to the Trustee confirming that such Subordinated Loan Party has become a Secured Loan Party.

(2) In the event that, notwithstanding the foregoing, a Subordinated Loan Party shall make any payment in respect of its Subordinated Debt in such circumstances, then unless and until such Senior Event of Default shall have been rescinded, cured or waived, such payments shall be held in trust by the Trustee or the Noteholders for the benefit of, and shall be paid over to, the Agent, for application to the payment of all Senior Secured Obligations remaining unpaid until all Senior Secured Obligations shall have been paid in full, after giving effect to any concurrent payment or distribution to the Senior Secured Parties.

(3) Upon any distribution of assets of a Subordinated Loan Party on any dissolution, winding-up, total liquidation or reorganization of such Subordinated Loan Party (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such Subordinated Loan Party or otherwise):

(A) any payment or distribution of assets of such Subordinated Loan Party of any kind or character, whether in cash, property or securities, to which the Trustee and the Noteholders would be entitled except for the provisions hereof, shall be paid by the liquidating trustee or agent or other person making such payment or distribution whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the Senior Secured Parties or their agents, as their respective interests may appear, to the extent necessary to pay in full in cash all Senior Secured Obligations remaining unpaid after giving effect to any concurrent payment or distribution to the Senior Secured Parties; and

(B) in the event that, notwithstanding the foregoing, any payment or distribution of assets of such Subordinated Loan Party of any kind or character, whether in cash, property or investment property, shall be received by the Trustee or the Noteholders before all Senior Secured Obligations are paid in full, such payment or distribution shall be held in trust by the Trustee or the Noteholders for the benefit of and shall be paid over to the Agent for application to the payment of all Senior Secured Obligations remaining unpaid until all Senior Secured Obligations shall have been paid in full after giving effect to any concurrent payment or distribution to the Senior Secured Parties.

Upon any distribution of assets of a Subordinated Loan Party referred to in this Section 2, the Trustee shall be entitled to rely upon a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee for the purpose of ascertaining the persons entitled to participate in such distribution, the Senior Secured Parties and other Debt of such Subordinated Loan Party, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Section 2.

(4) So long as any Senior Secured Obligations remain outstanding, each of the Subordinated Loan Parties and the Trustee hereby acknowledge and agree that the Senior Secured Parties will be entitled to all of the rights and benefits of these Guarantee Subordination Terms.

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(b) The Guarantee Subordination Terms are for the benefit of and enforceable by the Senior Secured Parties. Subordinated Debt of a Subordinated Loan Party shall in all respects rank pari passu in right of payment with all existing and future Debt (except Senior Debt) of such Subordinated Loan Party and shall be senior in right of payment to all existing and future obligations of such Subordinated Loan Party which are subordinated in right of payment to its Subordinated Debt; and only Senior Debt of such Subordinated Loan Party shall rank senior in right of payment to Subordinated Debt of such Subordinated Loan Party in accordance with the Guarantee Subordination Terms set forth herein. All provisions of this Section 2 shall be subject to Section 10 [Trust Moneys Not Subordinated] below.

(c) [In relation to any Subordinated Loan Party incorporated under the laws of the Netherlands, the agreement to subordinate as set out in this Section 2 constitutes an agreement on ranking within the meaning of Section 3:277(2) of the Netherlands Civil Code.] [NTD: Expand to include equivalent confirmations for other foreign countries where applicable.]

3.	Demand for Payment

If payment of the Subordinated Debt is accelerated because of an Event of Default and a demand for payment is made on a Subordinated Loan Party pursuant to the Subordinated Guarantee, the Canadian Borrower or such Subordinated Loan Party will promptly notify the Agent of such demand; provided that any failure to give such notice shall have no effect whatsoever on the Guarantee Subordination Terms. If any Senior Secured Obligations are outstanding, such Subordinated Loan Party cannot pay any of its Subordinated Debt until at least five business days after the Agent under the Credit Agreement receives notice of such acceleration and, thereafter, may only pay its Subordinated Debt if the Guarantee Subordination Terms otherwise permits such payment at that time.

4.	Subrogation

After all Senior Secured Obligations are paid in full and until the Subordinated Debt is paid in full, Noteholders shall be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt. A distribution made to the Senior Secured Parties pursuant to these Guarantee Subordination Terms which otherwise would have been made to the Noteholders is not, as between the relevant Subordinated Loan Party and Noteholders, a payment by such Subordinated Loan Party on its Subordinated Debt or on the Notes.

5.	Relative Rights

This Section 5 defines the relative rights of Noteholders of Subordinated Debt and holders of the Debt of a Subordinated Loan Party. Nothing in the Indenture shall:

(a) impair, as between such Subordinated Loan Party and the Noteholders, the obligation of such Subordinated Loan Party, which is absolute and unconditional, to make payments under its Subordinated Debt in accordance with the Indenture and its Subordinated Guarantee;

(b) prevent the Trustee or any Noteholder from exercising its available remedies upon a default by such Subordinated Loan Party under its payment obligations with respect to its Subordinated Guarantee, subject to the rights of holders of the Senior Debt of such Subordinated Loan Party to receive payments or distributions otherwise payable to the Noteholders and such other rights of the Senior Secured Parties as set forth herein; or

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(c) affect the relative rights of the Noteholders and creditors of such Subordinated Loan Party other than their rights in relation to holders of the Senior Debt of such Subordinated Loan Party.

6.	Subordination May Not Be Impaired by a Subordinated Loan Party

No right of any holder of the Senior Debt of a Subordinated Loan Party to enforce the subordination of the Subordinated Debt of such Subordinated Loan Party under its Subordinated Guarantee shall be impaired by any act or failure to act by such Subordinated Loan Party or by its failure to comply with the Indenture.

7.	Rights of Trustee and Paying Agent

(a) Notwithstanding Section 2 [Agreement to Subordinate], the Trustee or any [Paying Agent] may continue to make payments on the Subordinated Debt and shall not be charged with knowledge of the existence of facts (including, without limitation, whether a Senior Event of Default has occurred and is continuing) that would prohibit the making of any payments unless, not less than three [Business Days] prior to the date of such payment, a [Responsible Officer] at the [Corporate Trust Office] of the Trustee or the Paying Agent (as applicable) receives written notice reasonably satisfactory to such [Responsible Officer] that payments may not be made under the Guarantee Subordination Terms. A Subordinated Loan Party, the [Registrar], the [Paying Agent] or an agent of the holder(s) of the Senior Debt of such Subordinated Loan Party shall be entitled to give such notice.

(b) The Trustee in its individual or any other capacity shall be entitled to hold Senior Debt of a Subordinated Loan Party with the same rights it would have if was not the Trustee. The [Registrar] and the [Paying Agent] shall be entitled to do the same with like rights. The Trustee shall be entitled to all the rights set forth in the Guarantee Subordination Terms with respect to any Senior Debt of a Subordinated Loan Party which may at any time be held by it, to the same extent as any other holder of such Senior Debt; and nothing in the Guarantee Subordination Terms shall deprive the Trustee of any of its rights as such a holder. Nothing in the Guarantee Subordination Terms shall apply to claims of, or payments to, the Trustee under or pursuant to [insert section of Indenture providing for compensation and/or indemnification of Trustee] or any other section of the Indenture.

8.	Distribution or Notice to Representative

Whenever a distribution is to be made or a notice given to holder(s) of Senior Debt of a Subordinated Loan Party pursuant to this the Guarantee Subordination Terms, the distribution may be made or the notice given to their agents (if any).

9.	Not To Prevent Events of Default or Limit Right to Demand Payment

The failure of a Subordinated Loan Party to make a payment pursuant its Subordinated Guarantee by reason of any provision in these Guarantee Subordination Terms shall not be construed as preventing the occurrence of a default by such Subordinated Loan Party under such Subordinated Guarantee. Nothing in the Guarantee Subordination Terms shall have any effect on the right of the Noteholders or the Trustee to make a demand for payment on a Subordinated Loan Party pursuant to the Subordinated Guarantee.

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10.	Trust Moneys Not Subordinated

Notwithstanding anything contained herein to the contrary, payments from money or the proceeds of [Government Securities] held in trust by or deposited with the Trustee for the payment of principal, premium, if any, and interest on the Subordinated Debt pursuant to [insert section providing for Legal Defeasance and Covenant Defeasance] or [insert section providing for Satisfaction and Discharge] will not be subordinated to the prior payment of any Senior Debt of any Subordinated Loan Party or subject to the restrictions set forth in the Guarantee Subordination Terms, and none of the Noteholders will be obligated to pay over any such amount to such Subordinated Loan Party or any holder(s) of the Senior Debt of such Subordinated Loan Party or any other creditor of such Subordinated Loan Party, provided that the Guarantee Subordination Terms were not violated at the time the applicable amounts were deposited in trust pursuant to [insert section of Indenture providing for Legal Defeasance and Covenant Defeasance] or [insert section of Indenture providing for Satisfaction and Discharge], as the case may be.

11.	Trustee Entitled to Rely

Upon any payment or distribution pursuant to the Guarantee Subordination Terms, the Trustee and the Noteholders shall be entitled to rely (1) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 2 [Agreement to Subordinate] are pending, (2) upon a certificate of the liquidating trustee or agent or other Person making such payment or distribution to the Trustee or to the Noteholders or (3) upon the Agent for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of such Senior Debt and other Debt of such Subordinated Loan Party, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to the Guarantee Subordination Terms. In the event that the Trustee determines, in good faith, that evidence is required with respect to the right of any Secured Party as a holder of the Senior Debt of a Subordinated Loan Party to participate in any payment or distribution pursuant to the Guarantee Subordination Terms, the Trustee shall be entitled to request such Secured Party to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Debt owing to such Secured Party, the extent to which such Secured Party is entitled to participate in such payment or distribution and other facts pertinent to the rights of such Secured Party under this Guarantee Subordination Terms, and, if such evidence is not furnished, the Trustee shall be entitled to defer any payment to such Secured Party pending judicial determination as to the right of such Secured Party to receive such payment. The provisions of [insert section of Indenture providing for Duties of Trustee] and [insert section of Indenture providing for Rights of Trustee] shall be applicable to all actions or omissions of actions by the Trustee pursuant to the Guarantee Subordination Terms.

12.	Trustee to Effectuate Subordination

Each Noteholder, by its acceptance of a Note, agrees to be bound by the Guarantee Subordination Terms and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination between the Noteholders and the holders of the Senior Debt as provided in the Guarantee Subordination Terms and appoints the Trustee as its attorney-in-fact for any and all such purposes.

13.	Trustee Not Fiduciary for Holders of Senior Debt

The Trustee shall not owe any fiduciary duty to the holders of the Senior Debt of a Subordinated Loan Party and shall not be liable to any such holders if it shall mistakenly pay over or distribute to the Noteholders or such Subordinated Loan Party or any other person, money or assets to which any holders of the Senior Debt of such Subordinated Loan Party shall be entitled by virtue of this Guarantee Subordination Terms or otherwise.

14.	Agent Not Fiduciary for Noteholders

The Agent shall not owe any fiduciary duty to the Noteholders and shall not be liable to any Noteholders for any determinations made by the Agent (for the purposes of the Credit Agreement) regarding whether any assets constitute Excluded Collateral or whether any Loan Party constitutes a Secured Loan Party or a Subordinated Loan Party.

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15.	Reliance by Holders of Senior Debt on Subordination Provisions

(a) Each Noteholder by accepting a Note acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt of a Subordinated Loan Party, whether such Senior Debt was created or acquired before or after the issuance of the Subordinated Debt, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of such Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

(b) Without in any way limiting the generality of the foregoing paragraph, the holders of the Senior Debt of a Subordinated Loan Party may, at any time and from time to time, without the consent of or notice to the Trustee or the Noteholders, without incurring responsibility to the Trustee or the Noteholders and without impairing or releasing the subordination provided for in the Guarantee Subordination Terms or the obligations hereunder of the Noteholders to the holders of such Senior Debt of such Subordinated Loan Party, do any one or more of the following:

(1) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, any Senior Secured Obligations, or otherwise amend or supplement in any manner any Senior Secured Obligations, or any instrument evidencing the same or any agreement under which any Senior Secured Obligations is outstanding;

(2) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing any Senior Secured Obligations;

(3) release any person liable in any manner for the payment or collection of any Senior Secured Obligations; and

(4) exercise or refrain from exercising any rights against any Loan Party or any other person.

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SCHEDULE P

EXISTING LETTERS OF CREDIT

[redacted]

SCHEDULE Q

SUPPLEMENTAL SECURITY PRINCIPLES

Nil.

1